
08058430

FLEXTRONICS



2008
Notice of Annual General Meeting and Proxy Statement
Annual Report

Breaking Away From The Pack

To Our Shareholders

It is with great pleasure that I report our extremely successful Fiscal 2008, which was a transformational year not only for Flextronics, but perhaps the entire EMS industry with our successful acquisition and integration of Solectron. Flextronics achieved a better than expected operating performance —attributed in part to our ability to effectively integrate Solectron. In addition, we have added scale, enhanced our capabilities, and further diversified our offering, all of which has provided us with a strong, sustainable competitive advantage.

I could not be more pleased with our operational execution, as we met or exceeded our financial commitments, established many financial records, and operated at record customer service levels, all while adding new vertical capabilities and simultaneously expanding virtually every one of our existing vertical segments. Flextronics is now diversified across more markets, having expanded the available market to us to now include PC, notebook, disposable medical devices, solar and medical plastics markets. We have also continued to expand our ODM/CDM portfolio in many of our markets.

Since our inception, we have been building sustainable competitive advantages that have created a diversified company that we believe allows us to execute even in a down economic market. We are continuing to capture market share, which we believe is confirmation that our customers have confidence in our company to improve their competitiveness and meet their market demands through our broad array of market focused capabilities. Our Fiscal 2008 results have set the stage for continued focused growth, limitless scale and repeatable execution as we move solidly into the new fiscal year.



FISCAL 2008 RESULTS

Fiscal 2008 was a year of break-away performance for our company. Our fiscal year revenue increased $8.7 billion or 46% from the prior fiscal year to a record high $27.6 billion. While year-over-year sales grew 46%, adjusted gross profit increased 50%, and adjusted operating profit and adjusted net income both increased 56%. Adjusted net income amounted to a fiscal year record high $745 million. This resulted in a fiscal year record high adjusted earnings per share of $1.02, which is a 28% increase over $0.80 in the prior fiscal year. Adjusted gross margin improved 20 basis points from 5.7% in Fiscal 2007 to 5.9% in Fiscal 2008 while adjusted operating margin improved 20 basis points from 3.0% in Fiscal 2007 to 3.2% in Fiscal 2008.

Return on invested capital (ROIC) improved 40 basis points to 10.8% in Fiscal 2008 from 10.4% in the previous fiscal year. This is the highest annual level of ROIC attained by the Company in the last seven fiscal years.

We ended the fiscal year with $1.7 billion in cash, which is $1 billion more than the cash balance as of the end of our last fiscal year. Net debt, which is total debt less total cash, was $1.7 billion at March 31, 2008.

Our customers' solutions increasingly require cost structures and capabilities that can only be achieved through size, and our scale is a significant competitive advantage. We have decreased adjusted SG&A as a percentage of sales each year in the last four years, lowering it from 3.5% in the March 2005 quarter to 2.8% in the March 2008 quarter. We are maintaining a focus to improve on this metric again this coming year.

BREAKING AWAY FROM THE PACK

Excluding acquisitions, Flextronics grew its organic revenue by over $3 billion in Fiscal 2008 or more than a 15% organic growth rate. We continue to increase our scale across all of the market segments we serve and enjoy the cost advantages that are achieved with scale. Two years ago, we had virtually no medical, capital equipment, self service, automotive and connected home business. We believe we are currently the largest EMS supplier of each of these products in the world today. Our market position in datacom and telecom is even more impressive, as we believe we are 2.5 times larger than any of our global competitors in this sector with a strong offering of vertical services and design engineering capabilities in this segment.

In October 2007 we completed our acquisition of Solectron. The Solectron acquisition was a defining event as it helped us create the most diversified and premier global supplier of advanced design and vertically integrated electronics manufacturing services. The scale, diversification and expanded breadth of capabilities gained through this acquisition have further enhanced our competitive position. We have now become the market leader in most EMS product segments, and our increased scale and capabilities will enable us to further extend our market segment reach and realize significant cost savings to increase shareholder value through greater generation of cash flows and earnings.

Additionally, in March 2008, we announced that we completed phase one of the Arima Corporation acquisition, which will ultimately include the design, manufacturing and services groups of Arima. This acquisition significantly enhances our ODM server offering and creates a position in the rapidly growing notebook market. We expect this new product segment to be perhaps the fastest growing segment in the Company for the next several years and to fuel significant growth for the next several years. In February 2008, we announced plans to acquire the FRIWO Mobile Power Business Unit of CEAG building products less than 10 watts (chargers). This is a strategic acquisition that complements our own existing initiative in power systems to deliver solutions for printers, PCs, servers and other high-wattage product categories. Additionally, it substantially expanded our power supply capability and we expect to be one of the top power supply companies within the next couple of years. Also, in January 2008 we completed the Avail acquisition, which expands our existing global design and manufacturing capabilities and creates a more robust and competitive offering that includes disposable medical devices such as catheters, wound management and drug delivery devices.

STRATEGIC BUSINESS OBJECTIVES

With more than 162,000 global employees working on various product categories and with a focus on improving customer competitiveness, we believe we are very well positioned to compete into the future. We have added the product categories and component technologies that we were lacking. We have completed the necessary steps to build an extraordinarily diversified company. We are now ready to fine tune our operations and use our breadth of capabilities to increase margins and improve ROIC. We believe the effective management of this complex worldwide system is, in itself, a competitive advantage. As the economies of the world develop, and emerging markets continue to command more importance in the capital markets, we are thrilled with our positioning. The pipeline of new business opportunities is as large and promising as I can ever recall and our bookings have been strong despite the challenging macro-economic environment. We are confident that our company is very well prepared for this macro-economic environment as the expansion of our segments has created a much more diversified and balanced company and one that can weather macro-economic disruptions much more successfully.

Through added scale, continued geographic, product category and component expansion, and a relentless drive to reduce operating expenses, we have increased our competitive advantage. We look forward to delivering another year of record results to our valued shareholders.

Best regards,



Mike McNamara
Chief Executive Officer

This Letter contains forward-looking statements within the meaning of U.S. securities laws. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Please see the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Annual Report on Form 10-K/A, which is included with this Letter. In addition, this Letter contains Non-GAAP financial information. Please refer to our earnings releases for the March 2008 quarter, which contains the reconciliation to the most directly comparable GAAP measures, as well as our summary financials and GAAP vs. non-GAAP reconciliations in the Investors section of our website at http://www.flextronics.com/Investors.

Notice & Proxy Statement

Annual Report

Singapore Statutory
Financial Statements

Shareholder Info

FLEXTRONICS®

FLEXTRONICS INTERNATIONAL LTD.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on September 30, 2008

To our shareholders:

You are cordially invited to attend, and NOTICE IS HEREBY GIVEN, of the annual general meeting of shareholders of FLEXTRONICS INTERNATIONAL LTD. ("Flextronics" or the "Company"), which will be held at our principal U.S. offices located at 2090 Fortune Drive, San Jose, California, 95131, U.S.A., at 10:00 a.m., California time, on September 30, 2008, for the following purposes:

- To re-elect the following directors: Messrs. H. Raymond Bingham, Ajay B. Shah and Willy C. Shih, Ph.D. (*Proposals 1 and 2*);
- To re-appoint Mr. Rockwell A. Schnabel as a director of Flextronics (*Proposal 3*);
- To approve the re-appointment of Deloitte & Touche LLP as our independent auditors for the 2009 fiscal year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix its remuneration (*Proposal 4*);
- To approve a general authorization for the Directors of Flextronics to allot and issue ordinary shares (*Proposal 5*);
- To approve the renewal of the Share Purchase Mandate relating to acquisitions by Flextronics of its own issued ordinary shares (*Proposal 6*); and
- To approve amendments to our 2001 Equity Incentive Plan relating to: (a) a 5,000,000-share increase in the sub-limit on the maximum number of ordinary shares which may be issued as share bonus awards; (b) a 2,000,000-share increase in the sub-limit on the maximum number of ordinary shares subject to awards which may be granted to a person in a single calendar year; and (c) a 20,000,000-share increase in the share reserve (*Proposals 7, 8 and 9*).

The full text of the resolutions proposed for approval by our shareholders is as follows:

As Ordinary Business

1. To re-elect each of the following directors, who will retire by rotation pursuant to Article 95 of our Articles of Association, to the Board of Directors:

(a) Mr. H. Raymond Bingham; and

(b) Mr. Ajay B. Shah.

2. To re-elect Dr. Willy C. Shih, who will cease to hold office pursuant to Article 101 of our Articles of Association, to the Board of Directors.

3. To re-appoint Mr. Rockwell A. Schnabel to our Board of Directors pursuant to Section 153(6) of the Singapore Companies Act, Cap. 50, to hold office from the date of the 2008 annual general meeting until our next annual general meeting.

4. To consider and vote upon a proposal to re-appoint Deloitte & Touche LLP as our independent auditors for the fiscal year ending March 31, 2009, and to authorize our Board of Directors, upon the recommendation of the Audit Committee of the Board of Directors, to fix its remuneration.

As Special Business

5. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT, pursuant to the provisions of Section 161 of the Singapore Companies Act, Cap. 50, but subject otherwise to the provisions of the Singapore Companies Act, Cap. 50 and our Articles of Association, authority be and is hereby given to our Directors to:

(a) (i) allot and issue ordinary shares in our capital; and/or

(ii) make or grant offers, agreements or options that might or would require ordinary shares in our capital to be allotted and issued, whether after the expiration of this authority or otherwise (including but not limited to the creation and issuance of warrants, debentures or other instruments convertible into ordinary shares in our capital),

at any time to and/or with such persons and upon such terms and conditions and for such purposes as our Directors may in their absolute discretion deem fit, and with such rights or restrictions as our Directors may think fit to impose and as are set forth in our Articles of Association; and

(b) (notwithstanding that the authority conferred by this resolution may have ceased to be in force) allot and issue ordinary shares in our capital in pursuance of any offer, agreement or option made or granted by our Directors while this resolution was in force,

and that such authority shall continue in force until the conclusion of our next annual general meeting or the expiration of the period within which our next annual general meeting is required by law to be held, whichever is the earlier."

6. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT:

(a) for the purposes of Sections 76C and 76E of the Singapore Companies Act, Cap. 50, the exercise by our Directors of all of our powers to purchase or otherwise acquire issued ordinary shares in the capital of the Company, not exceeding in aggregate the number of issued ordinary shares representing 10% of the total number of issued ordinary shares in the capital of the Company as at the date of the passing of this resolution (excluding any ordinary shares which are held as treasury shares as at that date), at such price or prices as may be determined by our Directors from time to time up to the maximum purchase price described in paragraph (c) below, whether by way of:

(i) market purchases on the NASDAQ Global Select Market or any other stock exchange on which our ordinary shares may for the time being be listed and quoted; and/or

(ii) off-market purchases (if effected other than on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted) in accordance with any equal access scheme(s) as may be determined or formulated by our Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Singapore Companies Act, Cap. 50,

and otherwise in accordance with all other laws and regulations and rules of the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted as may for the time being be applicable, be and is hereby authorized and approved generally and unconditionally;

(b) unless varied or revoked by our shareholders in a general meeting, the authority conferred on our Directors pursuant to the mandate contained in paragraph (a) above may be exercised by our Directors at any time and from time to time during the period commencing from the date of the passing of this resolution and expiring on the earlier of:

(i) the date on which our next annual general meeting is held; or

(ii) the date by which our next annual general meeting is required by law to be held;

(c) the maximum purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses) which may be paid for an ordinary share purchased or acquired by us pursuant to the mandate contained in paragraph (a) above, shall not exceed:

(i) in the case of a market purchase of an ordinary share, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, at the time the purchase is effected; and

(ii) in the case of an off-market purchase pursuant to an equal access scheme, 150% of the Prior Day Close Price, which means the closing price of our ordinary shares as quoted on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, on the day immediately preceding the date on which we announce our intention to make an offer for the purchase or acquisition of our ordinary shares from holders of our ordinary shares, stating therein the purchase price (which shall not be more than the maximum purchase price calculated on the foregoing basis) for each ordinary share and the relevant terms of the equal access scheme for effecting the off-market purchase; and

(d) our Directors and/or any of them be and are hereby authorized to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorized by this resolution."

7. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT:

Approval be and is hereby given for the amendment to our 2001 Equity Incentive Plan, which we refer to as the 2001 Plan, to increase the sub-limit on the maximum number of ordinary shares which may be issued as share bonus awards under the 2001 Plan from 15,000,000 ordinary shares to 20,000,000 ordinary shares."

8. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT:

Approval be and is hereby given to amend the 2001 Plan to increase the sub-limit on the maximum number of ordinary shares subject to awards which may be granted to a person under the 2001 Plan in any calendar year from 4,000,000 ordinary shares to 6,000,000 ordinary shares."

9. To pass the following resolution as an Ordinary Resolution:

"RESOLVED THAT:

Approval be and is hereby given to amend the 2001 Plan to increase the maximum number of ordinary shares authorized for issuance under the 2001 Plan from 42,000,000 ordinary shares to 62,000,000 ordinary shares and that an additional 20,000,000 ordinary shares be reserved for issuance under the 2001 Plan, and that such ordinary shares, when issued and paid for in accordance with the terms of the 2001 Plan, shall be validly issued, fully-paid and non-assessable ordinary shares in our capital."

10. To transact any other business as may properly be transacted at any annual general meeting.

Notes

Singapore Financial Statements. At the 2008 annual general meeting, our shareholders will have the opportunity to discuss and ask any questions that they may have regarding our Singapore audited accounts for the fiscal year ended March 31, 2008, together with the reports of the directors and auditors thereon, in compliance with Singapore law. Shareholder approval of our audited accounts is not being sought by this proxy statement and will not be sought at the 2008 annual general meeting.

Eligibility to Vote at annual general meeting; Receipt of Notice. The Board of Directors has fixed the close of business on August 22, 2008 as the record date for determining those shareholders of the company who will be entitled to receive copies of this notice and accompanying proxy statement. However, all shareholders of record on September 30, 2008, the date of the 2008 annual general meeting, will be entitled to vote at the 2008 annual general meeting.

Quorum. Representation of at least 33⅓% of all outstanding ordinary shares of the company is required to constitute a quorum. Accordingly, it is important that your shares be represented at the 2008 annual general meeting.

Proxies. A shareholder entitled to attend and vote at the 2008 annual general meeting is entitled to appoint a proxy to attend and vote on his or her behalf. A proxy need not also be a shareholder. **Whether or not you plan to attend the meeting, please complete, date and sign the enclosed proxy card and return it in the enclosed envelope.** A proxy card must be received by Flextronics International Ltd., c/o Proxy Services, c/o Computershare Investor Services, PO Box 43101, Providence, RI 02940-5067 not less than 48 hours before the time appointed for holding the 2008 annual general meeting. You may revoke your proxy at any time prior to the time it is voted. Shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

Disclosure regarding Share Purchase Mandate Funds. Only funds legally available for purchasing or acquiring our issued ordinary shares in accordance with our Articles of Association and the applicable laws of Singapore will be used for the purchase or acquisition by us of our own issued ordinary shares pursuant to the proposed renewal of the Share Purchase Mandate referred to in Proposal No. 6. We intend to use our internal sources of funds and/or borrowed funds to finance the purchase or acquisition of our issued ordinary shares. The amount of financing required for us to purchase or acquire our issued ordinary shares, and the impact on our financial position, cannot be ascertained as of the date of this notice, as these will depend on the number of ordinary shares purchased or acquired and the price at which such ordinary shares are purchased or acquired and whether the ordinary shares purchased or acquired are held in treasury or cancelled. Our net tangible assets and the consolidated net tangible assets of the company and its subsidiaries will be reduced by the purchase price of any ordinary shares purchased or acquired and cancelled. We do not anticipate that the purchase or acquisition of our ordinary shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated results of operations, financial condition and cash flows.

By order of the board of directors,

Bernard Liew Jin Yang



Joint Secretary

Sophie Lim Lee Cheng



Joint Secretary

Singapore
July 28, 2008

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to Be Held on September 30, 2008. The accompanying proxy statement and our annual report to shareholders are available on our website at www.flextronics.com/secfilings.

You should read this entire proxy statement carefully prior to returning your proxy cards.

Table of Contents

PROXY STATEMENT FOR THE 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

FLEXTRONICS INTERNATIONAL LTD.

To Be Held on September 30, 2008
10:00 a.m. (California Time)
at our principal U.S. offices
2090 Fortune Drive
San Jose, California, 95131, U.S.A.

We are furnishing this proxy statement in connection with the solicitation by our board of directors of proxies to be voted at the 2008 annual general meeting of our shareholders, or at any adjournments thereof, for the purposes set forth in the notice of annual general meeting that accompanies this proxy statement. Unless the context requires otherwise, references in this proxy statement to "the company," "we," "us," "our" and similar terms mean Flextronics International Ltd. and its subsidiaries.

Proxy Mailing. This proxy statement and the enclosed proxy card were first mailed on or about August 26, 2008 to shareholders of record as of August 22, 2008.

Costs of Solicitation. The entire cost of soliciting proxies will be borne by us. Following the original mailing of the proxies and other soliciting materials, our directors, officers and employees may also solicit proxies by mail, telephone, e-mail, fax or in person. These directors, officers and employees will not receive additional compensation for those activities, but they may be reimbursed for any reasonable out-of-pocket expenses. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders of our ordinary shares forward copies of the proxy and other soliciting materials to persons for whom they hold ordinary shares and request authority for the exercise of proxies. In these cases, we will reimburse such holders for their reasonable expenses if they ask that we do so. We have retained Georgeson Inc., an independent proxy solicitation firm, to assist in soliciting proxies at an estimated fee of $25,000, plus reimbursement of reasonable expenses.

Registered Office. The mailing address of our registered office is One Marina Boulevard, #28-00, Singapore 018989.

VOTING RIGHTS AND SOLICITATION OF PROXIES

The close of business on August 22, 2008 is the record date for shareholders entitled to notice of our 2008 annual general meeting. All of the ordinary shares issued and outstanding on September 30, 2008, the date of the annual general meeting, are entitled to be voted at the annual general meeting, and shareholders of record on September 30, 2008 and entitled to vote at the meeting will, on a poll, have one vote for each ordinary share so held on the matters to be voted upon. As of July 25, 2008, we had 837,431,578 ordinary shares issued and outstanding.

Proxies. Ordinary shares represented by proxies in the accompanying form which are properly executed and returned to us will be voted at the 2008 annual general meeting in accordance with our shareholders' instructions.

Quorum and Required Vote. Representation at the annual general meeting of at least 33⅓% of all of our issued and outstanding ordinary shares is required to constitute a quorum.

The affirmative vote by a show of hands of at least a majority of the shareholders present and voting at the 2008 annual general meeting, or, if a poll is demanded by the chair or by holders of at least 10% of the total number of our paid-up shares in accordance with our Articles of Association, a simple majority of the shares voting at the 2008 annual general meeting, is required to re-elect and re-appoint the directors nominated pursuant to Proposals Nos. 1 through 3, to re-appoint Deloitte & Touche LLP as our independent auditors pursuant to Proposal No. 4

and to approve the ordinary resolutions contained in Proposals Nos. 5 and 6. The affirmative vote of the holders of a majority of all issued and outstanding shares voting in person or by proxy at the 2008 annual general meeting is required to approve the ordinary resolutions in Proposals Nos. 7 through 9.

Abstentions and Broker Non-Votes. Abstentions and "broker non-votes" are considered present and entitled to vote at the 2008 annual general meeting for purposes of determining a quorum. A "broker non-vote" occurs when a broker or other holder of record who holds shares for a beneficial owner does not vote on a particular proposal because the record holder does not have discretionary power to vote on that particular proposal and has not received directions from the beneficial owner. If a broker or nominee indicates on the proxy card that it does not have discretionary authority to vote as to a particular matter, those shares will not be counted in the tabulation of the votes cast on proposals presented to shareholders.

If you are a beneficial owner, your broker has authority to vote your shares for or against certain "routine" matters, even if the broker does not receive voting instructions from you. "Routine" matters include all of the proposals to be voted on at the 2008 annual general meeting, other than the proposals to amend our 2001 Equity Incentive Plan.

In the absence of contrary instructions, shares represented by proxies will be voted "FOR" the board nominees in Proposals Nos. 1 through 3 and "FOR" Proposals Nos. 4 through 9. Our management does not know of any matters to be presented at the 2008 annual general meeting other than those set forth in this proxy statement and in the notice accompanying this proxy statement. If other matters should properly come before the meeting, the proxy holders will vote on such matters in accordance with their best judgment.

Any shareholder of record has the right to revoke his or her proxy at any time prior to voting at the 2008 annual general meeting by:

- submitting a subsequently dated proxy; or
- by attending the meeting and voting in person.

We have prepared, in accordance with Singapore law, Singapore statutory financial statements, which are included with the annual report which will be delivered to our shareholders prior to the date of the 2008 annual general meeting. Except as otherwise stated herein, all monetary amounts in this proxy statement have been presented in U.S. dollars.

PROPOSALS NOS. 1, 2 AND 3: RE-ELECTION AND RE-APPOINTMENT OF DIRECTORS

Article 95 of our Articles of Association requires that at each annual general meeting one-third of the directors (or, if their number is not a multiple of three, then the number nearest to but not more than one-third of the directors), are required to retire from office. The directors required to retire in each year are those who have been in office the longest since their last re-election or appointment. As between persons who became or were last re-elected directors on the same day, those required to retire are (unless they otherwise agree among themselves) determined by lot. Under Article 91 of our Articles of Association, any director holding office as a Chief Executive Officer shall not be subject to retirement by rotation, unless the board of directors determines otherwise, or be taken into account in determining the number of directors required to retire by rotation. Retiring directors are eligible for re-election. H. Raymond Bingham and Ajay Shah are the members of our board of directors who will retire by rotation at our 2008 annual general meeting. Messrs. Bingham and Shah are eligible for re-election and have been nominated to stand for re-election at the 2008 annual general meeting.

Article 101 of our Articles of Association requires that any person appointed as a director of the company by the board of directors shall hold office only until our next annual general meeting, and shall then be eligible for re-election. Dr. Willy C. Shih, who was appointed to the board of directors on January 10, 2008, is eligible for re-election and has been nominated to stand for re-election at the 2008 annual general meeting.

Under Section 153(2) of the Singapore Companies Act, Cap. 50, which we refer to as the Companies Act, the office of a director of a public company or of a subsidiary of a public company becomes vacant at the conclusion of the next annual general meeting commencing after such director attains the age of 70 years. However, under Section 153(6) of the Companies Act, a person 70 years old or older may, by ordinary resolution be appointed or re-appointed as a director of that company, or be authorized to continue in office as a director of that company, to hold office until the next annual general meeting of shareholders. Mr. Schnabel, who turned 71 in December 2007, was re-appointed at the 2007 annual general meeting, and, under Singapore law, his office as a director will become vacant at the conclusion of the 2008 annual general meeting. Accordingly, we are proposing that a resolution be passed at the 2008 annual general meeting, pursuant to Section 153(6) of the Companies Act, to re-appoint Mr. Schnabel as a director to hold office from the date of the 2008 annual general meeting until the 2009 annual general meeting.

The Companies Act requires that we must have at all times at least one director ordinarily resident in Singapore. Mr. Tan, the only member of our board of directors who is ordinarily resident in Singapore, was last re-elected to the board at the 2007 annual general meeting and is not up for re-election at the 2008 annual general meeting.

The proxy holders intend to vote all proxies received by them in the accompanying form for the nominees for directors listed below. In the event that any nominee is unable or declines to serve as a director at the time of the 2008 annual general meeting, the proxies will be voted for any nominee who shall be designated by the present board of directors of the company, in accordance with Article 100 of our Articles of Association, to fill the vacancy.

As of the date of this proxy statement, our board of directors is not aware of any nominee who is unable or will decline to serve as a director.

Nominees to our Board of Directors

H. Raymond Bingham (age 62) — Mr. Bingham has served as our Chairman of the Board since January 2008 and as a member of our board of directors since October 2005. He is Managing Director of General Atlantic LLC, a global private equity firm. Previously, Mr. Bingham served in various positions with Cadence Design Systems, Inc., a supplier of electronic design automation software and services, from 1993 through 2005, most recently as its Executive Chairman from May 2004 to July 2005, director from November 1997 to April 2004, President and Chief Executive Officer from April 1999 to May 2004, and Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves on the boards of STMicroelectronics and Oracle Corporation.

Rockwell A. Schnabel (age 71) — Mr. Schnabel has served as a member of our board of directors since February 2006. Mr. Schnabel is founding partner and advisory director of Trident Capital Partners, a venture capital firm, where he also served as a managing director from its inception in 1993 until 2001. From 2001 to 2005, Mr. Schnabel served as the U.S. Representative to the European Union. Prior to that time, he served at the U.S. Department of Commerce as Undersecretary, Deputy Secretary and Acting Secretary of Commerce in the administration of President George H.W. Bush, and he served under President Reagan as U.S. Ambassador to Finland.

Ajay B. Shah (age 48) — Mr. Shah has served as a member of our board of directors since October 2005. Mr. Shah is a Managing Director of Silver Lake Sumeru and the Managing Partner of the Shah Capital Partners Fund. Mr. Shah was President of the Technology Solutions unit of Solectron Corporation and a member of the board of directors. Previously, he co-founded SMART Modular Technologies, Inc. and was its CEO. Mr. Shah also serves as Chairman of the Board of Directors of SMART Modular Technologies.

Willy C. Shih, Ph.D. (age 57) — Dr. Shih has served as a member of our board of directors since January 2008. Dr. Shih has been a senior lecturer at The Harvard Business School since January 2007. From September 2006 until January 2007, Dr. Shih was an independent consultant. From August 2005 to September 2006, Dr. Shih served as Executive Vice President of Thomson, a provider of digital video technologies. He was an independent intellectual property consultant from February 2005 to August 2005. Dr. Shih served as Senior Vice President of Eastman Kodak Company from July 1997 to February 2005. Dr. Shih serves on the board of directors of Atheros Communications, Inc., and holds a Ph.D. in Chemistry from the University of California, Berkeley and B.S. degrees in Chemistry and Life Sciences from the Massachusetts Institute of Technology.

Directors Not Standing for Re-election

James A. Davidson (age 48) — Mr. Davidson has served as a member of our board of directors since March 2003. He is a co-founder and managing director of Silver Lake, a private equity investment firm. From June 1990 to November 1998, he was an investment banker with Hambrecht & Quist, most recently serving as Managing Director and Head of Technology Investment Banking. From 1984 to 1990, Mr. Davidson was a corporate and securities lawyer with Pillsbury, Madison & Sutro. Mr. Davidson was appointed to our board of directors as a designee of Silver Lake, in connection with the issuance to Silver Lake in 2003 of our Zero Coupon Convertible Junior Subordinated Notes due 2009.

Michael M. McNamara (age 51) — Mr. McNamara has served as a member of our board of directors since October 2005, and as our Chief Executive Officer since January 1, 2006. Prior to his appointment as Chief Executive Officer, Mr. McNamara served as our Chief Operating Officer from January 2002 through January 2006 and as President, Americas Operations from April 1997 to December 2001, and as Vice President, North American Operations from April 1994 to April 1997. Mr. McNamara also serves on the board of MEMC Electronic Materials, Inc.

Richard L. Sharp (age 61) — Mr. Sharp has served as a member of our board of directors since July 1993, and served as Chairman of our Board from January 2003 until January 2006. Mr. Sharp is currently the Chairman of the Board of Crocs, Inc. Mr. Sharp served in various positions with Circuit City Stores, Inc., a consumer electronics and personal computer retailer, from 1982 to 2002, most recently as President from 1984 to 1997, Chief Executive Officer from 1986 to 2000 and Chairman of the Board from 1994 to 2002.

Lip-Bu Tan (age 48) — Mr. Tan has served as a member of our board of directors since April 2003. In 1987, he founded and since that time has served as Chairman of Walden International, a venture capital fund. Mr. Tan also serves on the boards of Cadence Design Systems, Inc., Creative Technology Ltd., Semiconductor Manufacturing International Corporation, SINA Corporation and Mindtree Ltd.

**The board recommends a vote "FOR"
the re-election of Messrs. Bingham, Shah and Shih
and the re-appointment of Mr. Schnabel to our board of directors.**

CORPORATE GOVERNANCE

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Code of Business Conduct and Ethics, which we refer to as the Code, is available on the Corporate Governance page of our website at *www.flextronics.com.* In accordance with SEC rules, we intend to disclose on the Corporate Governance page of our website any amendment (other than technical, administrative or other non-substantive amendments) to or any material waiver from, a provision of the Code that applies to our principal executive officer, principal financial officer, principal accounting officer, controller or persons performing similar functions.

Director Retirement Age

Under Section 153(2) of the Companies Act, the office of a director of a public company or of a subsidiary of a public company becomes vacant at the conclusion of the next annual general meeting commencing after such director attains the age of 70 years. However, under Section 153(6) of the Companies Act, a person 70 years old or older may, by ordinary resolution be appointed or re-appointed as a director of that company, or be authorized to continue in office as a director of that company, to hold office until the next annual general meeting of shareholders.

Shareholder Communications with our Board of Directors

Our shareholders may communicate with our board of directors by sending an e-mail to board@flextronics.com. All e-mails received will be sent to the Chairman of the Board and the Chief Financial Officer and/or Senior Vice President, Finance. The e-mail correspondence is regularly reviewed and summaries are provided to the full board.

Board of Directors

Our Articles of Association give our board of directors general powers to manage our business. The board oversees and provides policy guidance on our strategic and business planning processes, oversees the conduct of our business by senior management and is principally responsible for the succession planning for our key executives, including our Chief Executive Officer.

Our board of directors held a total of sixteen (16) meetings during fiscal year 2008, of which four (4) were regularly scheduled meetings and twelve (12) were special meetings. During the period for which each current director was a director or a committee member, each director attended at least 75% of the aggregate of the total number of regularly scheduled meetings of our board in fiscal 2008 together with the total number of meetings held by all committees of our board on which he served, other than Mr. Schnabel who attended 67% of such meetings. Only Mr. Schnabel and Mr. Davidson attended at least 75% of the total number of special meetings of our board in fiscal 2008. During fiscal year 2008, our non-employee directors met at regularly scheduled executive sessions without management participation.

Our board has adopted a policy that encourages each director to attend the annual general meeting, but attendance is not required. Mr. McNamara and Mr. Bingham attended the company's 2007 annual general meeting.

Director Independence

To assist our board of directors in determining the independence of our directors, the board has adopted Director Independence Guidelines, which incorporate the definition of independence of The NASDAQ Stock Market, which we refer to below as Nasdaq. Our board has determined that each of the company's directors is an independent director as defined by the applicable rules of Nasdaq and our Director Independence Guidelines, other than Messrs. McNamara and Sharp. Under the Nasdaq definition and our Director Independence Guidelines, a director is independent only if the board determines that the director does not have any relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, under the Nasdaq definition and our Director Independence Guidelines, a director will not be independent if the director has certain disqualifying relationships. In evaluating independence, the board broadly considers all relevant facts and circumstances. Our Director Independence Guidelines are included in our Guidelines with Regard to Certain Governance Matters, a copy of which is available on the Corporate Governance page of our website at *www.flextronics.com*.

In evaluating the independence of our independent directors, the board considered certain transactions, relationships and arrangements between us and various third parties with which certain of our independent directors are affiliated, and determined that such transactions, relationships and arrangements did not interfere with such directors' exercise of independent judgment in carrying out their responsibilities as directors. In addition to the information set forth under the section entitled ***"Certain Relationships and Related Person Transactions – Transactions with Related Persons"*** beginning on page 57 of this proxy statement, these transactions, relationships and arrangements were as follows:

- Mr. H. Raymond Bingham, the Chairman of our board of directors, is a non-management director of STMicroelectronics N.V. and a non-management director of Oracle Corporation (of which Mr. Bingham owns less than 1%), each of which is a supplier of our company. In addition, Mr. Bingham is a Managing Director of General Atlantic LLC, a private equity firm. In connection with his position as Managing Director of General Atlantic LLC, Mr. Bingham is a non-management director and/or indirect beneficial owner of certain portfolio companies of General Atlantic LLC, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year of that company, except that purchases from STMicroelectronics accounted for approximately 2.3% of the gross revenues for STMicroelectronics during the most recent fiscal year of that company.

- Mr. James A. Davidson, a member of our board of directors, is a co-founder and managing director of Silver Lake, a private equity investment firm, and in connection with his position as managing director, Mr. Davidson is a non-management director and/or indirect beneficial owner of certain portfolio companies of affiliated funds of Silver Lake, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year of that company, except that purchases from one portfolio company, Avago Technologies Limited, accounted for approximately 9.2% of the gross revenues of Avago Technologies Limited during the most recent fiscal year of that company.

- Mr. Ajay Shah, a member of our board of directors, is the Managing Partner of Shah Capital Partners, L.P., a technology focused private equity firm, and Manager of Shah Management LLC, a related entity. In connection with his position as Managing Partner of Shah Capital Partners and Manager of Shah Management LLC, Mr. Shah is a non-management director and/or indirect beneficial owner of certain portfolio companies of Shah Capital Partners and Shah Management LLC, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year of that company. Mr. Shah is also a Managing Director of Silver Lake Sumeru, a private equity fund within Silver Lake.

- Dr. Willy Shih, a member of our board of directors, is a non-management director of Atheros Communications, which is one of our suppliers. Purchases from Atheros Communications were made in the ordinary course of business and accounted for approximately 6.9% of the gross revenues of Atheros Communications during the most recent fiscal year of that company.

- Mr. Lip-Bu Tan, a member of our board of directors, is the founder and Chairman of Walden International, a venture capital fund. In connection with his position as Chairman of Walden International, Mr. Tan is a non-management director/observer and/or indirect beneficial owner of certain portfolio companies of Walden International, which are customers and/or suppliers of our company. Sales to or purchases from each of these other organizations were made in the ordinary course of business and amounted to less than the greater of $1,000,000 or 2% of the recipient company's gross revenues during the most recent fiscal year of that company.

Board Committees

The standing committees of our board of directors are the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. The table below provides current membership for each of these committees.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
H. Raymond Bingham	X*		
James A. Davidson		X*	
Willy C. Shih			
Michael M. McNamara			
Rockwell A. Schnabel		X	X*
Ajay B. Shah	X		
Richard L. Sharp			
Lip-Bu Tan	X		X

* Committee Chair

Audit Committee

The Audit Committee of the board of directors is currently composed of Mr. Bingham, Mr. Shah and Mr. Tan, each of whom the board has determined to be independent and to meet the financial experience requirements under both the rules of the SEC and the listing standards of the NASDAQ Global Select Market. The board has also determined that Mr. Bingham is an "audit committee financial expert" within the meaning of the rules of the SEC and is "financially sophisticated" within the meaning of the rules of Nasdaq. The Audit Committee held 13 meetings during fiscal year 2008. The committee's principal functions are to:

- monitor and evaluate periodic reviews of the adequacy of the accounting and financial reporting processes and systems of internal control that are conducted by our financial and senior management, and our independent auditors;
- be directly responsible for the appointment, compensation and oversight of the work of our independent auditors (including resolution of any disagreements between our management and the auditors regarding financial reporting); and
- facilitate communication among our independent auditors, their financial and senior management and our board.

Our board has adopted an Audit Committee Charter that is available on the Corporate Governance page of our website at *www.flextronics.com.*

Compensation Committee

Responsibilities and Meetings

The Compensation Committee of our board of directors is responsible for reviewing and approving the goals and objectives relating to, and determining the compensation of, our Chief Executive Officer and all other executive officers. The committee also oversees management's decisions concerning the performance and compensation of other officers, administers the company's equity compensation plans, reviews and recommends to our board the compensation of our non-employee directors and regularly evaluates the effectiveness of our overall executive compensation program. The Compensation Committee is currently composed of Mr. Davidson and Mr. Schnabel, each of whom our board has determined to be an independent director under applicable listing standards of the NASDAQ Global Select Market. The committee held 8 meetings during fiscal year 2008. The specific powers and responsibilities of the Compensation Committee are set forth in more detail in the Compensation Committee Charter, which is available on the Corporate Governance page of our website at *www.flextronics.com.*

Delegation of Authority

When appropriate, our Compensation Committee may form, and delegate authority to, subcommittees. In addition, in accordance with the company's equity compensation plans, the Compensation Committee's charter allows the committee to delegate to our Chief Executive Officer its authority to grant stock options to employees of the company who are not directors or executive officers. In November of 2006, however, the Compensation Committee approved an Equity Compensation Grant Policy, which provides that all grants of equity awards (including stock options and share bonus awards) must be approved by the board of directors or the committee.

Compensation Processes and Procedures

The Compensation Committee makes all compensation decisions for our executive officers. In making its determinations, the committee meets with our Chief Executive Officer and Chief Financial Officer to obtain recommendations with respect to the structure of our compensation programs and compensation decisions, including the performance of individual executives. In addition, the committee has the authority to retain and terminate any independent, third-party compensation consultant and to obtain advice and assistance from internal and external legal, accounting and other advisors. During our 2008 fiscal year, the committee engaged Pearl Meyer & Partners to advise on certain executive compensation matters. Pearl Meyer has not provided any other services to the company and has received no compensation other than with respect to the services provided to the committee. The committee has engaged Frederic W. Cook & Co., Inc. as its independent adviser to advise on fiscal year 2009 executive compensation matters and expects that it will continue to retain an independent compensation consultant on future executive compensation matters. For additional information about the Compensation Committee's policies and procedures with respect to determining the compensation of our Chief Executive Officer, Chief Financial Officer, the three other most highly paid executive officers serving at the end of fiscal year 2008 and an additional individual, who would have been one of the three other most highly compensated officers but for the fact that the individual was not serving as an executive officer at the end of fiscal year 2008, see the section entitled ***"Compensation Analysis and Discussion"*** beginning on page 28 of this proxy statement.

The Compensation Committee also reviews and makes recommendations to our board for the compensation of our non-employee directors. To assist the committee in its annual review of director compensation, our management provides director compensation data compiled from the annual reports and proxy statements of companies in our peer comparison group.

Compensation Committee Interlocks and Insider Participation

During our 2008 fiscal year, Mr. Davidson and Mr. Schnabel each served as members of the Compensation Committee. None of our executive officers served on the Compensation Committee during our 2008 fiscal year. None of our directors has interlocking or other relationships with other boards, compensation committees or our executive officers that require disclosure under Item 407(e)(4) of Regulation S-K.

In March 2003, we issued $195.0 million aggregate principal amount of our Zero Coupon Convertible Junior Subordinated Notes due 2008 to funds affiliated with Silver Lake. In connection with the issuance of the notes, we appointed James A. Davidson, a co-founder and managing director of Silver Lake, to our board of directors. In July 2006, we entered into an agreement with the Silver Lake noteholders to, among other things (i) extend the maturity date of the notes to July 31, 2009 and (ii) provide for net share settlement of the notes upon maturity. The notes may no longer be converted or redeemed prior to maturity, other than in connection with certain change of control transactions, and upon maturity will be net share settled by the payment of cash equal to the face amount of the notes and the issuance of shares with a value equal to any conversion value in excess of the face amount of the notes. The terms of the transaction were based on arms-length negotiations between us and Silver Lake, and were approved by our board of directors as well as by the Audit Committee.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee currently is currently composed of Mr. Schnabel and Mr. Tan, each of whom our board has determined to be an independent director under applicable listing standards of the NASDAQ Global Select Market. The Nominating and Corporate Governance Committee held 3 meetings during fiscal year 2008. The committee recruits, evaluates and recommends candidates for appointment or election as members of our board. The committee also recommends corporate governance guidelines to the board and oversees the board's annual self-evaluation process. Our board has adopted a Nominating and Corporate Governance Committee Charter that is available on the Corporate Governance page of our website at *www.flextronics.com.*

The goal of the Nominating and Corporate Governance Committee is to ensure that our board possesses a variety of perspectives and skills derived from high-quality business and professional experience. The committee seeks to achieve a balance of knowledge, experience and capability on our board, while maintaining a sense of collegiality and cooperation that is conducive to a productive working relationship within the board and between the board and management. To this end, the committee seeks nominees with the highest professional and personal ethics and values, an understanding of our business and industry, diversity of business experience and expertise, a high level of education, broad-based business acumen, and the ability to think strategically. Although the committee uses these and other criteria to evaluate potential nominees, we have no stated minimum criteria for nominees. The committee does not have different standards for evaluating nominees depending on whether they are proposed by our directors and management or by our shareholders.

The Nominating and Corporate Governance Committee generally recruits, evaluates and recommends nominees for our board based upon recommendations by our directors and management. The committee will also consider recommendations submitted by our shareholders. Shareholders can recommend qualified candidates for our board to the Nominating and Corporate Governance Committee by submitting recommendations to our corporate secretary at Flextronics International Ltd., One Marina Boulevard, #28-00, Singapore 018989. Submissions that are received and meet the criteria outlined above will be forwarded to the Nominating and Corporate Governance Committee for review and consideration. Shareholder recommendations for our 2009 annual general meeting should be made not later than April 15, 2009 to ensure adequate time for meaningful consideration by the Nominating and Corporate Governance Committee. To date, we have not received any such recommendations from our shareholders.

NON-MANAGEMENT DIRECTORS' COMPENSATION FOR FISCAL YEAR 2008

The general policy of our board is that compensation for non-employee directors should be a mix of cash and equity-based compensation. Our non-employee directors' compensation program is designed to: (i) attract directors with the necessary skills, experience and character to oversee our management with the goal of enhancing long-term value for our shareholders and (ii) fairly compensate our directors for their service to the company.

In addition to the compensation provided to our non-employee directors detailed below, each non-employee director receives reimbursement of reasonable out-of-pocket expenses incurred in connection with attending in-person meetings of the board of directors and board committees, as well as reimbursement of fees incurred for attendance at continuing education courses for directors. We do not pay management directors for board service in addition to their regular employee compensation.

Annual Compensation

Under the Companies Act, we may only provide cash compensation to our non-employee directors for services rendered in their capacity as directors with prior approval from our shareholders at a general meeting. At the 2007 annual general meeting, our shareholders approved the following cash compensation arrangements for our non-employee directors:

- annual cash compensation of $60,000, payable quarterly in arrears to each non-employee director, for services rendered as a director;
- additional annual cash compensation of $50,000, payable quarterly in arrears to the Chairman of the Audit Committee (if appointed) of the board of directors for services rendered as Chairman of the Audit Committee and for his or her participation on the Audit Committee;
- additional annual cash compensation of $15,000, payable quarterly in arrears to each other non-employee director who serves on the Audit Committee for participation on the Audit Committee;
- additional annual cash compensation of $25,000 payable quarterly in arrears to the Chairman of the Compensation Committee (if appointed) for services rendered as Chairman of the Compensation Committee and for his or her participation on the Compensation Committee;
- additional annual cash compensation of $10,000 payable quarterly in arrears to the Chairman of the Nominating and Corporate Governance Committee (if appointed) and to the Chairman of the Finance Committee (if appointed) for their service as chairmen of the respective committees and for their participation on the respective committees; and
- additional annual cash compensation of $5,000 payable quarterly in arrears to each of our non-employee directors for their participation on each standing committee other than the Audit Committee.

Prior to September 27, 2007, the date of our 2007 annual general meeting, we provided the following shareholder-approved cash compensation to our non-employee directors for services rendered in their capacity as directors:

- annual cash compensation of $40,000 payable quarterly in arrears to each non-employee director, for services rendered as a director;
- additional annual cash compensation of $10,000, payable quarterly in arrears to the Chairman of the Audit Committee (if appointed) for services rendered as Chairman of the Audit Committee and for his or her participation on the Audit Committee; and
- additional annual cash compensation of $5,000, payable quarterly in arrears for participation on any standing committee of the board of directors.

As of August 14, 2007, we eliminated the Finance Committee and no further cash compensation was paid or is payable with respect to service on such committee.

Non-employee directors do not receive any non-equity incentive compensation, or participate in any pension plan or deferred compensation plans, except that Mr. Marks, who was a member of our board during fiscal year 2008 and was previously our Chief Executive Officer, participated in fiscal year 2008 in a deferred compensation plan established for his benefit when he was the Chief Executive Officer.

Initial Option Grants

Each individual who first becomes a non-employee director of the company is granted stock options to purchase 25,000 ordinary shares under the automatic option grant provisions of our 2001 Equity Incentive Plan, which we refer to as the 2001 Plan. These options vest and are exercisable as to 25% on the first anniversary of the grant date and in 36 equal monthly installments thereafter. The options expire five years from the date of grant. Dr. Shih received stock options to purchase 25,000 ordinary shares under this program on January 10, 2008.

Yearly Option Grants

Under the terms of the automatic option grant provisions of the 2001 Plan, on the date of each annual general meeting, each individual who is at that time serving as a non-employee director receives stock options to purchase 12,500 ordinary shares. These options vest and are exercisable as to 25% on the first anniversary of the grant date and in 36 equal monthly installments thereafter. The options expire five years from the date of grant. During fiscal year 2008, each non-employee director other than Dr. Shih received stock options to purchase 12,500 ordinary shares under this program.

Yearly Share Bonus Awards

Under the terms of the discretionary share bonus grant provisions of the 2001 Plan and as approved by our Compensation Committee, each non-employee director receives, following each annual general meeting of the company, a yearly share bonus award consisting of such number of shares having an aggregate fair market value of US$100,000 on the date of grant. During fiscal year 2008, each non-employee director other than Dr. Shih received a share bonus award of 8,771 ordinary shares under this program.

Compensation for the Non-Employee Chairman of the Board

Effective January 10, 2008, our board of directors approved changes in the compensation payable to any non-employee director serving as our Chairman of the Board. Our non-executive Chairman is entitled to receive, following each annual general meeting of the company, a yearly share bonus award consisting of such number of shares having an aggregate fair market value of US$200,000 on the date of grant. The Board also determined that the non-executive Chairman would be entitled to continue to receive cash compensation for service as chairman of the Audit Committee if appointed to such position, but otherwise will no longer be eligible to receive cash compensation for service on any Board committees. The non-executive Chairman will continue to be entitled to receive all other compensation payable to our non-employee directors. Following the 2008 annual general meeting,

Mr. Bingham, who has served as our non-executive Chairman since January 2008, will receive a pro-rata share of the share bonus award grant for the period during which he has served as our Chairman.

Discretionary Grants

Under the terms of the discretionary option grant provisions of the 2001 Plan, non-employee directors are eligible to receive stock options granted at the discretion of the Compensation Committee. No director received stock options pursuant to the discretionary grant program during fiscal year 2008. The maximum number of ordinary shares that may be subject to awards granted to each non-employee director under the 2001 Plan is 100,000 ordinary shares in each calendar year.

Agreement with Michael E. Marks

On November 30, 2005, we entered into an agreement with Mr. Marks providing for the transition from Mr. Marks's position as our Chief Executive Officer to his service as Chairman of the Board, effective January 1, 2006. In addition to payments and benefits previously reported for fiscal years 2006 and 2007, the agreement provides Mr. Marks with certain continuing benefits, as follows:

- provision by the company of medical and dental benefits for the remainder of Mr. Marks's life for Mr. Marks and his spouse (reduced to the extent Mr. Marks receives comparable benefits from another employer); and
- personal use of our corporate jets, subject to availability, and subject to Mr. Marks's reimbursement of the variable cost as determined by us, in our sole discretion.

In connection with Mr. Marks's retirement as a director in January 2008, the Compensation Committee reviewed Mr. Marks's transition and separation agreement that had been entered into on November 30, 2005. Upon review, the Compensation Committee recommended, and the Board of Directors approved, entering into a new agreement to update and supplement the prior agreement. Under the new agreement, Mr. Marks has reaffirmed and extended a number of releases, representations and commitments, including agreeing not to solicit directly or indirectly employees of Flextronics until January 10, 2009 (one year after his retirement from the Board). Mr. Marks has also agreed to a new covenant not to compete directly or indirectly with Flextronics until January 10, 2009 (one year after his retirement from the Board). In consideration for entering into the new agreement, the Board approved a waiver of the 90-day post-retirement exercise period for 4 million options held by Mr. Marks. The waiver provides that Mr. Marks may continue to exercise such options until January 10, 2009.

The following table sets forth the fiscal year 2008 compensation for our non-employee directors.

Director Summary Compensation in Fiscal Year 2008

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)(4)	Option Awards ($) (3)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (5)	All Other Compensation ($) (6)	Total
Michael E. Marks (7)	$ 48,112	$ 100,000	$ 1,480,661	$ 141,615	$ 29,869	$ 1,800,257
H. Raymond Bingham	$ 66,649	$ 150,000	$ 49,474	$ —	$ —	$ 266,123
James A. Davidson	$ 65,000	$ 100,000	$ 99,211	$ —	$ —	$ 264,211
Rockwell A. Schnabel	$ 62,088	$ 100,000	$ 48,681	$ —	$ —	$ 210,769
Ajay B. Shah	$ 60,000	$ 100,000	$ 49,474	$ —	$ —	$ 209,474
Richard L. Sharp	$ 50,412	$ 100,000	$ 105,122	$ —	$ —	$ 255,534
Lip-Bu Tan	$ 45,000	$ 100,000	$ 99,003	$ —	$ —	$ 244,003
Willy Shih, Ph.D.	$ 15,000	$ —	$ 5,045	$ —	$ —	$ 20,045

(1) This column reports the amount of cash compensation earned in 2008 for board and committee services.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of share bonus awards granted in 2007 and expected to be granted in 2008 in accordance with SFAS 123(R). The amount for Mr. Bingham also includes incremental compensation beginning January 10, 2008 for his pro-rata share of the additional yearly share bonus award expected to be issued following the 2008 annual general meeting for serving as our Chairman. As the share bonus awards are in the form of fully vested and non-forfeitable shares, fair value is the closing price of our ordinary shares on the date of grant.

(3) The amounts in this column do not reflect compensation actually received by the non-employee directors nor do they reflect the actual value that will be recognized by the non-employee directors. Instead, the amounts reflect the compensation cost recognized by us in fiscal year 2008 for financial statement reporting purposes in accordance with SFAS 123(R) for stock options granted in and prior to fiscal year 2008. Option expense for Mr. Marks includes $722,020 of incremental compensation expense for the modification of 4.0 million options with a strike price of $7.90 extending the expiration from 90 days post employment (including as a director) to January 10, 2009. The amounts in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. For information regarding the assumptions made in calculating the amounts reflected in this column for grants made in fiscal years 2008, 2007 and 2006, see the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the fiscal year ended March 31, 2008, included in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2008. For information regarding the assumptions made in calculating the amounts reflected in this column for grants made prior to fiscal year 2006, see the section entitled "Accounting for Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the respective fiscal years included in our Annual Report on Form 10-K for those respective fiscal years. Our non-employee directors have the following options outstanding as of the 2008 fiscal year-end: Mr. Bingham (50,000), Mr. Davidson (121,610), Mr. Schnabel (50,000), Dr. Shah (50,000), Mr. Sharp (222,500), Mr. Shih (25,000) and Mr. Tan (146,165). Mr. Marks has 6,987,500 options outstanding as of the 2008 fiscal year-end, including 6,975,000 options that were previously granted to him while he served as our Chief Executive Officer.

(4) The grant-date fair value of yearly share bonus awards and stock options granted to each non-employee director (other than Dr. Willy C. Shih) in fiscal year 2008 totals $148,198, of which $100,000 relates to share bonus awards and $48,198 relates to stock options. The grant-date fair value is the amount that we will expense in our financial statements over the award's vesting schedule. For share bonus awards, fair value is the closing price of our ordinary shares on the date of grant. For stock options, the fair value is calculated using the Black-Scholes-Merton value on the grant date of $3.86 per option. Additionally, we made an initial option grant of 25,000 options to Dr. Shih upon the time he became a non-employee director of the company in January 2008. The fair value of his initial stock options was $3.64 per option on the grant date. The fair values of share bonus awards and option awards are accounted for in accordance with SFAS 123(R). For additional information on the valuation assumptions, see the section entitled "Stock-Based Compensation" under Note 2 of our audited consolidated financial statements for the fiscal year ended March 31, 2008, included in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2008. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by the non-employee directors.

(5) The amount in this column represents the above-market earnings on the vested portion of Mr. Marks's nonqualified deferred compensation account. On January 1, 2006, Mr. Marks retired from his position as our Chief Executive Officer and was appointed to serve as our Chairman of the Board of Directors. While Mr. Marks was the Chief Executive Officer, we had established a supplemental executive retirement plan for Mr. Marks. Upon retirement, all amounts under this plan became fully vested and non-forfeitable. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and earnings credited to Mr. Marks's deferred compensation account.

(6) The amount in this column represents health and dental benefits paid during fiscal year 2008 for Mr. Marks and his spouse. Upon Mr. Marks' retirement, we agreed to provide Mr. Marks and his spouse medical and dental benefits for the remainder of their lives, provided however, that these benefits could be reduced to the extent, if any, that Mr. Marks receives comparable benefits from another employer.

(7) On January 10, 2008, Mr. Marks retired as a member of our board of directors.

PROPOSAL NO. 4:
RE-APPOINTMENT OF INDEPENDENT AUDITORS FOR FISCAL YEAR 2009 AND AUTHORIZATION OF OUR BOARD TO FIX THEIR REMUNERATION

Our Audit Committee has approved, subject to shareholder approval, the re-appointment of Deloitte & Touche LLP as the company's independent registered public accounting firm to audit our accounts and records for the fiscal year ending March 31, 2009, and to perform other appropriate services. In addition, pursuant to Section 205(16) of the Singapore Companies Act, Cap. 50, our board of directors is requesting that the shareholders authorize the directors, upon the recommendation of the Audit Committee, to fix the auditors' remuneration for services rendered through the next annual general meeting. We expect that a representative from Deloitte & Touche LLP will be present at the 2008 annual general meeting. This representative will have the opportunity to make a statement if he or she so desires and is expected to be available to respond to appropriate questions.

Principal Accountant Fees and Services

Set forth below are the aggregate fees billed by our principal accounting firm, Deloitte & Touche LLP, a member firm of Deloitte Touche Tohmatsu, and their respective affiliates for services performed during fiscal years 2008 and 2007. All audit and permissible non-audit services reflected in the fees below were pre-approved by the Audit Committee in accordance with established procedures.

	Fiscal Year	
	2008	2007
	(in millions)	
Audit Fees	$ 9.8	$ 7.7
Audit-Related Fees	0.2	0.3
Tax Fees	4.4	1.2
All Other Fees	—	—
Total	$ 14.4	$ 9.2

Audit Fees consist of fees for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements included in our Annual Report on Form 10-K/A (including services incurred with rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and the review of our consolidated financial statements included in our Quarterly Reports on Form 10-Q. These fees include fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, statutory audits, consents and review of documents filed with the SEC.

Audit-Related Fees consist of fees for assurance and related services by our independent registered public accounting firm that are reasonably related to the performance of the audit or review of our consolidated financial statements and not included in Audit Fees. In fiscal year 2008, these fees related primarily to due diligence services performed in conjunction with our acquisition of Solectron Corporation.

Tax Fees consist of fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, tax consultation and tax planning services.

All Other Fees consist of fees for professional services rendered by our independent registered public accounting firm for permissible non-audit services, if any. We did not incur fees under this category during fiscal years 2007 or 2008.

Audit Committee Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

Our Audit Committee has determined that the provision of non-audit services under appropriate circumstances may be compatible with maintaining the independence of Deloitte & Touche LLP, and that all such services provided by Deloitte & Touche LLP to us in the past were compatible with maintaining such independence. The Audit Committee is sensitive to the concern that some non-audit services, and related fees, could impair independence and the Audit Committee believes it important that independence be maintained. However, the Audit Committee also recognizes that in some areas, services that are identified by the relevant regulations as "tax fees" or "other fees" are sufficiently related to the audit work performed by Deloitte & Touche LLP that it would be highly inefficient and unnecessarily expensive to use a separate firm to perform those non-audit services. The Audit Committee intends to evaluate each such circumstance on its own merits, and to approve the performance of non-audit services where it believes efficiency can be obtained without meaningfully compromising independence.

The board recommends a vote "FOR" the re-appointment of Deloitte & Touche LLP as our independent auditors for fiscal year 2009 and authorization of the board, upon the recommendation of the Audit Committee, to fix their remuneration.

AUDIT COMMITTEE REPORT

The information contained under this "Audit Committee Report" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act of 1933, as amended, which we refer to as the Securities Act, or under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, or be subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

The Audit Committee assists our board of directors in overseeing financial accounting and reporting processes and systems of internal controls. The Audit Committee also evaluates the performance and independence of our independent registered public accounting firm. The Audit Committee operates under a written charter, a copy of which is available on the Corporate Governance page of our website at *www.flextronics.com*. Under the written charter, the Audit Committee must consist of at least three directors, all of whom must be "independent" as defined by the Exchange Act and the rules of the SEC and The NASDAQ Stock Market LLC, or Nasdaq. The current members of the committee are Mr. Bingham, Mr. Shah and Mr. Tan, each of whom is an independent director.

Our financial and senior management supervise our systems of internal controls and the financial reporting process. Our independent auditors perform an independent audit of our consolidated financial statements in accordance with generally accepted auditing standards and express opinions on these consolidated financial statements. In addition, our independent auditors express their own opinion on the effectiveness of our internal control over financial reporting. The Audit Committee monitors these processes.

The Audit Committee has reviewed and discussed with both the management of the company and our independent auditors our audited consolidated financial statements for the fiscal year ended March 31, 2008, as well as management's assessment and our independent auditors' evaluation of the effectiveness of our internal control over financial reporting. Our management represented to the Audit Committee that our audited consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee also discussed with our independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as may be modified or supplemented. The Audit Committee has also received from our independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and has discussed with the independent registered public accounting firm the independence of that firm. The Audit Committee has also considered whether the provision of non-audit services by our independent auditors is compatible with maintaining the independence of the auditors. The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent auditors. All audit and permissible non-audit services performed by our independent auditors during fiscal year 2008 and fiscal year 2007 were pre-approved by the Audit Committee in accordance with established procedures.

Based on the Audit Committee's discussions with the management of the company and our independent auditors and based on the Audit Committee's review of our audited consolidated financial statements together with the reports of our independent auditors on the consolidated financial statements and the representations of our management with regard to these consolidated financial statements, the Audit Committee recommended to the company's board of directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2008, which was filed with the SEC on June 24, 2008.

Submitted by the Audit Committee of the board of directors:

H. Raymond Bingham
Ajay B. Shah
Lip-Bu Tan

PROPOSAL NO. 5: ORDINARY RESOLUTION TO AUTHORIZE ORDINARY SHARE ISSUANCES

We are incorporated in the Republic of Singapore. Under Singapore law, our directors may only issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares, with the prior approval from our shareholders. If this proposal is approved, the authorization would be effective from the date of the 2008 annual general meeting until the earlier of (i) the conclusion of the 2009 annual general meeting or (ii) the expiration of the period within which the 2009 annual general meeting is required by law to be held. The 2009 annual general meeting is required to be held no later than 15 months after the date of the 2008 annual general meeting and no later than six months after the date of our 2009 fiscal year end (except that Singapore law allows for a one-time application for an extension of up to a maximum of three months to be made with the Singapore Accounting and Corporate Regulatory Authority).

Our board believes that it is advisable and in the best interests of our shareholders for our shareholders to authorize our directors to issue ordinary shares and to make or grant offers, agreements or options that might or would require the issuance of ordinary shares. In the past, the board has issued shares or made agreements that would require the issuance of new ordinary shares in the following situations:

- in connection with strategic transactions and acquisitions;
- pursuant to public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares; and
- in connection with our equity compensation plans and arrangements.

Notwithstanding this general authorization to issue our ordinary shares, we will be required to seek shareholder approval with respect to future issuances of ordinary shares where required under the rules of Nasdaq, such as where the company proposes to issue ordinary shares that will result in a change in control of the company or in connection with a transaction involving the issuance of ordinary shares representing 20% or more of our outstanding ordinary shares.

Our board expects that we will continue to issue ordinary shares and grant options and share bonus awards in the future under circumstances similar to those in the past. As of the date of this proxy statement, other than issuances of ordinary shares or agreements that would require the issuance of new ordinary shares in connection with our equity compensation plans and arrangements, we have no specific plans, agreements or commitments to issue any ordinary shares for which approval of this proposal is required. Nevertheless, our board believes that it is advisable and in the best interests of our shareholders for our shareholders to provide this general authorization in order to avoid the delay and expense of obtaining shareholder approval at a later date and to provide us with greater flexibility to pursue strategic transactions and acquisitions and raise additional capital through public and private offerings of our ordinary shares as well as instruments convertible into our ordinary shares.

If this proposal is approved, our directors would be authorized to issue, during the period described above, ordinary shares subject only to applicable Singapore laws and the rules of Nasdaq. The issuance of a large number of ordinary shares could be dilutive to existing shareholders or reduce the trading price of our ordinary shares on the NASDAQ Global Select Market.

We are submitting this proposal because we are required to do so under Singapore law before our board of directors can issue any ordinary shares in connection with strategic transactions, public and private offerings and in connection with our equity compensation plans. We are not submitting this proposal in response to a threatened takeover. In the event of a hostile attempt to acquire control of the company, we could seek to impede the attempt by issuing ordinary shares, which may dilute the voting power of our existing shareholders. This could also have the effect of impeding the efforts of our shareholders to remove an incumbent director and replace him with a new director of their choice. These potential effects could limit the opportunity for our shareholders to dispose of their ordinary shares at the premium that may be available in takeover attempts.

The board recommends a vote "FOR" the resolution to authorize ordinary share issuances.

PROPOSAL NO. 6: ORDINARY RESOLUTION TO RENEW THE SHARE PURCHASE MANDATE

Our purchases or acquisitions of our ordinary shares must be made in accordance with, and in the manner prescribed by, the Companies Act, the applicable listing rules of Nasdaq and such other laws and regulations as may from time to time be applicable.

Singapore law requires that we obtain shareholder approval of a "general and unconditional share purchase mandate" given to our directors if we wish to purchase or otherwise acquire our ordinary shares. This general and unconditional mandate is referred to in this proxy statement as the Share Purchase Mandate, and it allows our directors to exercise all of the company's powers to purchase or otherwise acquire our issued ordinary shares on the terms of the Share Purchase Mandate. Although our shareholders approved a renewal of the Share Purchase Mandate at the 2007 annual general meeting, our directors have not exercised any of the company's powers to purchase or otherwise acquire any ordinary shares pursuant to the 2007 renewal of the Share Purchase Mandate. The Share Purchase Mandate renewed at the 2007 annual general meeting will expire on the date of the 2008 annual general meeting. Accordingly, we are submitting this proposal to seek approval from our shareholders at the 2008 annual general meeting for another renewal of the Share Purchase Mandate.

If renewed by shareholders at the 2008 annual general meeting, the authority conferred by the Share Purchase Mandate will, unless varied or revoked by our shareholders at a general meeting, continue in force until the earlier of the date of the 2009 annual general meeting or the date by which the 2009 annual general meeting is required by law to be held.

The authority and limitations placed on our share purchases or acquisitions under the proposed Share Purchase Mandate, if renewed at the 2008 annual general meeting, are summarized below:

Limit on Allowed Purchases

We may only purchase or acquire ordinary shares that are issued and fully paid up. We may not purchase or acquire more than 10% of the total number of issued ordinary shares outstanding at the date of the 2008 annual general meeting. Any of our ordinary shares which are held as treasury shares will be disregarded for purposes of computing this 10% limit.

Purely for illustrative purposes, on the basis of 837,431,578 issued ordinary shares outstanding as of July 25, 2008 and assuming that no additional ordinary shares are issued on or prior to the 2008 annual general meeting, and that no ordinary shares are held as treasury shares, pursuant to the proposed Share Purchase Mandate, we would be able to purchase not more than 83,743,157 issued ordinary shares.

Duration of Share Purchase Mandate

Purchases or acquisitions of ordinary shares may be made, at any time and from time to time, on and from the date of approval of the Share Purchase Mandate up to the earlier of:

- the date on which our next annual general meeting is held or required by law to be held; or
- the date on which the authority conferred by the Share Purchase Mandate is revoked or varied by our shareholders at a general meeting.

Manner of Purchases or Acquisitions of Ordinary Shares

Purchases or acquisitions of ordinary shares may be made by way of:

- market purchases on the NASDAQ Global Select Market or any other stock exchange on which our ordinary shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by us for that purpose; and/or
- off-market purchases (if effected other than on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted), in accordance with an equal access scheme as prescribed by the Companies Act.

If we decide to purchase or acquire our ordinary shares in accordance with an equal access scheme, our directors may impose any terms and conditions as they see fit and as are in our interests, so long as the terms are consistent with the Share Purchase Mandate, the applicable rules of Nasdaq, the provisions of the Companies Act and other applicable laws. In addition, an equal access scheme must satisfy all of the following conditions:

- offers for the purchase or acquisition of ordinary shares must be made to every person who holds ordinary shares to purchase or acquire the same percentage of their ordinary shares;
- all of those persons must be given a reasonable opportunity to accept the offers made; and
- the terms of all of the offers must be the same (except differences in consideration that result from offers relating to ordinary shares with different accrued dividend entitlements and differences in the offers solely to ensure that each person is left with a whole number of ordinary shares).

Purchase Price

The purchase price (excluding brokerage commission, applicable goods and services tax and other related expenses of the purchase or acquisition) to be paid for each ordinary share will be determined by our directors. The maximum purchase price to be paid for the ordinary shares as determined by our directors must not exceed:

- in the case of a market purchase, the highest independent bid or the last independent transaction price, whichever is higher, of our ordinary shares quoted or reported on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, at the time the purchase is effected; and
- in the case of an off-market purchase pursuant to an equal access scheme, 150% of the "Prior Day Close Price" of our ordinary shares, which means the closing price of an ordinary share as quoted on the NASDAQ Global Select Market or, as the case may be, any other stock exchange on which our ordinary shares may for the time being be listed and quoted, on the day immediately preceding the date on which we announce our intention to make an offer for the purchase or acquisition of our ordinary shares from holders of our ordinary shares, stating therein the purchase price (which shall not be more than the maximum purchase price calculated on the foregoing basis) for each ordinary share and the relevant terms of the equal access scheme for effecting the off-market purchase.

Treasury Shares

Under the Companies Act, ordinary shares purchased or acquired by us may be held as treasury shares. Some of the provisions on treasury shares under the Companies Act are summarized below:

Maximum Holdings. The number of ordinary shares held as treasury shares may not at any time exceed 10% of the total number of issued ordinary shares.

Voting and Other Rights. We may not exercise any right in respect of treasury shares, including any right to attend or vote at meetings and, for the purposes of the Companies Act, we shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights. In addition, no dividend may be paid, and no other distribution of our assets may be made, to the company in respect of treasury shares, other than the allotment of ordinary shares as fully paid bonus shares. A subdivision or consolidation of any treasury share into treasury shares of a smaller amount is also allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before the subdivision or consolidation, respectively.

Disposal and Cancellation. Where ordinary shares are held as treasury shares, we may at any time:

- sell the treasury shares for cash;
- transfer the treasury shares for the purposes of or pursuant to an employees' share scheme;
- transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;
- cancel the treasury shares; or
- sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance of Singapore.

Sources of Funds

Only funds legally available for purchasing or acquiring ordinary shares in accordance with our Articles of Association and the applicable laws of Singapore shall be used. We intend to use our internal sources of funds and/or borrowed funds to finance any purchase or acquisition of our ordinary shares. Our directors do not propose to exercise the Share Purchase Mandate in a manner and to such an extent that would materially affect our working capital requirements.

The Companies Act permits us to purchase and acquire our ordinary shares out of our capital or profits. Acquisitions or purchases made out of capital are permissible only so long as we are solvent for the purposes of section 76F(4) of the Companies Act. A company is solvent if (a) it is able to pay its debts in full at the time of the payment made in consideration of the purchase or acquisition (or the acquisition of any right with respect to the purchase or acquisition) of ordinary shares in accordance with the provisions of the Companies Act and will be able to pay its debts as they fall due in the normal course of business during the 12-month period immediately following the date of the payment; and (b) the value of the company's assets is not less than the value of its liabilities (including contingent liabilities) and will not, after giving effect to the proposed purchase or acquisition, become less than the value of its liabilities (including contingent liabilities).

Status of Purchased or Acquired Ordinary Shares

Any ordinary share that we purchase or acquire will be deemed cancelled immediately on purchase or acquisition, and all rights and privileges attached to such ordinary share will expire on cancellation (unless such ordinary share is held by us as a treasury share). The total number of issued shares will be diminished by the number of ordinary shares purchased or acquired by us and which are not held by us as treasury shares.

We will cancel and destroy certificates in respect of purchased or acquired ordinary shares as soon as reasonably practicable following settlement of any purchase or acquisition of such ordinary shares.

Financial Effects

Our net tangible assets and the consolidated net tangible assets of our subsidiaries will be reduced by the purchase price of any ordinary shares purchased or acquired and cancelled or held as treasury shares. We do not anticipate that the purchase or acquisition of our ordinary shares in accordance with the Share Purchase Mandate would have a material impact on our consolidated results of operations, financial condition and cash flows.

The financial effects on us and our group (including our subsidiaries) arising from purchases or acquisitions of ordinary shares which may be made pursuant to the Share Purchase Mandate will depend on, among other things, whether the ordinary shares are purchased or acquired out of our profits and/or capital, the number of ordinary shares purchased or acquired, the price paid for the ordinary shares and whether the ordinary shares purchased or acquired are held in treasury or cancelled.

As described in more detail above, our purchases or acquisitions of our ordinary shares may be made out of our profits and/or our capital. Where the consideration paid by us for the purchase or acquisition of ordinary shares is made out of our profits, such consideration (excluding brokerage commission, goods and services tax and other related expenses) will correspondingly reduce the amount available for the distribution of cash dividends by us. Where the consideration that we pay for the purchase or acquisition of ordinary shares is made out of our capital, the amount available for the distribution of cash dividends by us will not be reduced. To date, we have not declared any cash dividends on our ordinary shares and have no current plans to pay cash dividends in the foreseeable future.

Rationale for the Share Purchase Mandate

We believe that a renewal of the Share Purchase Mandate at the 2008 annual general meeting will benefit our shareholders by providing our directors with appropriate flexibility to repurchase ordinary shares if the directors believe that such repurchases would be in the best interests of our shareholders. Our decision to repurchase our ordinary shares from time to time will depend on our continuing assessment of then-current market conditions, our need to use available cash to finance acquisitions and other strategic transactions, the level of our debt and the terms and availability of financing. On July 24, 2008, we announced that our board authorized the repurchase of up to 10% of the issued ordinary shares outstanding pursuant to the Share Purchase Mandate. The share repurchase program does not obligate the company to repurchase any specific number of shares and may be suspended or terminated at any time without prior notice.

Take-Over Implications

If, as a result of our purchase or acquisition of our issued ordinary shares, a shareholder's proportionate interest in the company's voting capital increases, such increase will be treated as an acquisition for the purposes of The Singapore Code on Take-overs and Mergers. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or a group of shareholders acting in concert obtains or consolidates effective control of the company, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for the company under Rule 14 of The Singapore Code on Take-overs and Mergers.

The circumstances under which shareholders (including directors or a group of shareholders acting together) will incur an obligation to make a take-over offer are set forth in Rule 14 of The Singapore Code on Take-overs and Mergers, Appendix 2. The effect of Appendix 2 is that, unless exempted, shareholders will incur an obligation to make a take-over offer under Rule 14 if, as a result of the company purchasing or acquiring our issued ordinary shares, the voting rights of such shareholders would increase to 30% or more, or if such shareholders hold between 30% and 50% of our voting rights, the voting rights of such shareholders would increase by more than 1% in any period of six months. Shareholders who are in doubt as to their obligations, if any, to make a mandatory take-over offer under The Singapore Code on Take-overs and Mergers as a result of any share purchase by us should consult the Securities Industry Council of Singapore and/or their professional advisers at the earliest opportunity.

The board recommends a vote "FOR" the resolution to approve the proposed renewal of the Share Purchase Mandate.

PROPOSALS NOS. 7, 8 AND 9: ORDINARY RESOLUTIONS TO APPROVE AMENDMENTS TO OUR 2001 EQUITY INCENTIVE PLAN

Overview of Amendments

We are asking our shareholders to approve amendments to our 2001 Equity Incentive Plan, which we refer to below as the 2001 Plan. The principal features of the 2001 Plan are summarized below. However, this summary is not a complete description of all of the provisions of the 2001 Plan. The full text of the 2001 Plan as proposed to be amended is attached as Annex A to this proxy statement.

The amendments to the 2001 Plan provide for:

(a) an increase in the sub-limit on the maximum number of ordinary shares which may be issued as share bonus awards from 15 million ordinary shares to 20 million ordinary shares;

(b) an increase in the sub-limit on the maximum number of ordinary shares subject to awards which may be granted to a person in a single calendar year from 4 million ordinary shares to 6 million ordinary shares; and

(c) an increase in the share reserve by 20 million ordinary shares to an aggregate of 62 million ordinary shares.

Reasons for Amendments

Our board believes these amendments are necessary for us to continue to attract and retain the services of well-qualified employees (including officers) and directors who will contribute to our success by their ability, ingenuity and industry knowledge, and to provide incentives to such personnel and board members that are linked directly to increases in shareholder value, and will therefore inure to the benefit of all of our shareholders.

We are proposing that the aggregate 15 million share sub-limit on share bonus awards that may be issued pursuant to the 2001 Plan be increased to a 20 million share sub-limit so that we may continue to award share bonuses to attract and retain employees and directors. As of June 27, 2008, 1,187,097 shares had been issued pursuant to share bonus awards and there were outstanding share bonus awards under the 2001 Plan covering 6,209,300 shares. Accordingly, unless our shareholders approve the increase in the sub-limit on share bonus awards, we will be limited in our ability to make share bonus awards.

As of June 27, 2008, there were 11,538,826 ordinary shares available for issuance pursuant to additional options and share bonus awards under the 2001 Plan, including ordinary shares available for grant under the 2001 Plan as a result of the forfeiture, expiration or termination of options granted under prior and assumed plans that were consolidated into our 2001 Plan. If Proposal No. 9 is passed, approximately 31,538,826 ordinary shares will be available for issuance pursuant to additional options and share bonus awards under the 2001 Plan. In addition, shares that are subject to issuance under outstanding awards under the 2001 Plan that cease to be subject to such awards for any reason other than the exercise or vesting of such awards, as well as shares that cease to be subject to awards under prior or assumed plans that were consolidated into the 2001 Plan, will be available for grant under the 2001 Plan.

We are also proposing a 2 million share increase in the sub-limit on the maximum number of ordinary shares subject to awards that may be granted to any one person in any calendar year. We are proposing this modification to the individual sub-limit to provide the Compensation Committee with greater flexibility in structuring awards for senior executives.

We have used and intend to continue using stock options and share bonus awards as incentives to attract, retain and motivate our directors and employees. With the growing worldwide demand for talent, the appropriate use of equity awards remains an essential component of our overall compensation philosophy. Consequently, we believe the approval of (i) the increase in the sub-limit on share bonus awards that may be issued pursuant to the 2001 Plan, (ii) the increase in the sub-limit on the maximum number of ordinary shares subject to awards that may be granted to any one person in any calendar year and (iii) the increase in the 2001 Plan share reserve, are important to our continued growth and success.

2001 Plan History

Our board of directors adopted the 2001 Plan in August of 2001 and our shareholders approved the board's adoption of the plan in September 2001 with an initial reserve of 7,000,000 ordinary shares. In 2004, 2006 and 2007, the board and our shareholders approved increases in the share reserve by an aggregate of 35,000,000 ordinary shares and in 2004, the board and our shareholders consolidated prior and assumed stock plans into the 2001 Plan. The combined effect of these actions brought the total number of shares issued or issuable under the 2001 Plan to 42,000,000 ordinary shares, plus ordinary shares issued or issuable pursuant to stock awards available for grant as a result of the forfeiture, expiration or termination of options granted under the consolidated plans (if such ordinary shares are issued under such other stock options, they will not become available under the 2001 Plan).

In addition, in 2004, the board and our shareholders added share bonus awards as a type of award under the 2001 Plan and, in 2006, the board and our shareholders amended the 2001 Plan as follows:

- they eliminated a 2,000,000-share sub-limit on the number of ordinary shares subject to share bonus awards which may be outstanding at any time during the term of the 2001 Plan; and
- they modified the automatic option grant to non-employee directors of 12,500 options following each annual general meeting so that the option grant would not be pro-rated based on the service of the director during the prior 12 months.

On May 1, 2007, the board also adopted and approved amendments to the 2001 Plan to require minimum performance periods for share bonus awards granted under the 2001 Plan.

Administration

The 2001 Plan contains two separate equity incentive programs: a discretionary stock option/share bonus program and an automatic stock option grant program. The discretionary program is administered by the Compensation Committee, which is referred to in this section as the Plan Administrator. The Plan Administrator has complete discretion, subject to the provisions of the 2001 Plan, to authorize option grants and awards of share bonuses under the 2001 Plan. All grants under the automatic option grant program must be made in strict compliance with the provisions of that program, and no administrative discretion may be exercised by the Plan Administrator with respect to the automatic grants.

Eligibility

Our executive officers, members of our board of directors, and all of our employees and those of our subsidiaries are eligible to be selected as award recipients under the discretionary program. Non-employee directors may also participate in the automatic option grant program, unless such participation is prohibited or restricted, either absolutely or subject to various securities requirements, whether legal or administrative, then in effect in the jurisdiction in which such director is a resident. Non-employee directors may not receive awards in excess of an aggregate of 100,000 ordinary shares per calendar year. Currently, any one participant in the 2001 Plan may not receive awards for more than 4,000,000 ordinary shares in the aggregate per calendar year under the 2001 Plan. We are proposing that this sublimit be increased to 6,000,000 ordinary shares.

As of June 27, 2008, nine executive officers, seven non-employee directors and approximately 3,000 employees were eligible to participate in the discretionary stock option/share bonus program under the 2001 Plan, and seven non-employee directors were eligible to participate in the automatic option grant program.

Transferability

In general, awards granted under the 2001 Plan may not be transferred in any manner other than by will or by the laws of descent and distribution. Awards may be transferred to family members through a gift or domestic relations order. Subject to applicable laws, certain optionees who reside outside of the United States and Singapore may assign their award to a financial institution located outside of the United States and Singapore.

Equity Incentive Programs

Discretionary Stock Option/ Share Bonus Program

Options may be granted under the discretionary program at an exercise price per share not less than 100% of the fair market value per ordinary share on the option grant date. Each option granted under this program generally is exercisable as determined by the Plan Administrator. However, no option may be exercisable more than 10 years after the date of grant, and options granted to non-employees may not be exercisable more than five years after the date of grant.

Options granted under the 2001 Plan generally may be exercised as to vested shares for a period of time after the termination of the option holder's service to the company. Generally, the Plan Administrator has complete discretion to extend the period following the optionee's cessation of service during which his or her outstanding options may be exercised and/or to accelerate the exercisability or vesting of such options in whole or in part. Such discretion may be exercised at any time while the options remain outstanding, whether before or after the optionee's actual cessation of service.

Singapore law prevents us from granting certain forms of restricted stock. As a result, we expanded our compensation program in 2004 by adding share bonus awards — either an outright share bonus or a type of contingent stock award sometimes referred to as restricted stock units — as a type of award under the 2001 Plan. Share bonuses may be granted outright or contingent upon satisfaction of conditions determined by the Plan Administrator and communicated to the potential recipient in advance. As the conditions to issuance of shares must be met in advance, the shares when issued are not subject to vesting and no additional payment is required (satisfaction of the condition(s) being viewed as a form of payment). The condition(s) to issuances of shares under a share bonus award could be a single requirement, such as remaining in the company's service for a period of time, or many requirements, such as meeting individual or company-wide performance goals. Subject to waiver in cases of death, disability or termination of service, any share bonus awards which vest based on performance goals are subject to a minimum performance period of one year, and any share bonus awards with vesting based solely on the passage of time and continued service to the company are subject to a minimum service period of three years. However share bonus awards which do not satisfy these minimum performance or service periods may be granted up to 5% of the total shares reserved and available for issuance under the 2001 Plan.

Automatic Option Grant Program

Under the automatic option grant program, each individual who initially becomes a non-employee director will automatically be granted at that time options to purchase 25,000 ordinary shares. In addition, on the date of each annual general meeting, continuing non-employee directors automatically will be granted options to purchase 12,500 ordinary shares.

Each option granted under this program must have an exercise price per share equal to 100% of the fair market value per ordinary share on the grant date and a maximum term of five years. Each option becomes exercisable as to 25% of the total shares one year after the date of grant and as to 1/48th of the total shares each month thereafter.

Each automatic option grant will automatically accelerate upon an acquisition of the company by merger or asset sale or a hostile change in control of the company. In addition, upon the successful completion of a hostile take-over, each automatic option grant which has been outstanding for at least six months may be surrendered to us for a cash distribution per surrendered option share in an amount equal to the excess of (a) the take-over price per share over (b) the exercise price payable for such share.

Notice & Proxy Statement

Valuation

The fair market value per ordinary share on any relevant date under the 2001 Plan is the closing sales price per share on that date on the NASDAQ Global Select Market. As of July 25, 2008, the closing price of our ordinary shares on the NASDAQ Global Select Market was $8.79 per share.

Adjustments

In the event any change is made to our outstanding ordinary shares by reason of any recapitalization, bonus issue, stock split, combination of shares, exchange of shares or other changes affecting the outstanding shares as a class, appropriate adjustments will be made to the maximum number and/or class of securities issuable under the 2001 Plan, the maximum number and/or class of securities for which any participant may be granted awards over the term of the 2001 Plan or that may be granted generally under the terms of the 2001 Plan, the number and/or class of securities and price per share in effect under each outstanding award, and the number and/or class of securities for which automatic option grants are to be subsequently made to newly-elected or continuing non-employee directors.

Acceleration

Except for grants made under the automatic option grant program described above, in the event of a dissolution or liquidation or if we are acquired by merger or asset sale or in the event of other change of control events, each outstanding award under the discretionary program shall automatically accelerate so that each such award shall, immediately prior to the effective date of such transaction, become fully vested with respect to the total number of shares then subject to such award. However, subject to the specific terms of a given award, vesting shall not so accelerate if, and to the extent, such award is either to be assumed or replaced with a comparable right covering shares of the capital stock of the successor corporation or parent thereof or is replaced with a cash incentive program of the successor corporation which preserves the inherent value existing at the time of such transaction. Certain outstanding options granted to executive officers provide for acceleration either (i) if the executive is terminated without cause or leaves for good reason within, or remains employed for, the first 12 months following a change of control, or (ii) if the executive is terminated or the executive's duties are substantially reduced or changed during the 18-month period following a change of control. For additional information, see the section entitled ***"Executive Compensation – Potential Payments on Termination or Change of Control"*** beginning on page 48 of this proxy statement.

The acceleration of vesting in the event of a change in the ownership or control of the company may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of the company.

Payment for Shares

The consideration for shares to be issued under the 2001 Plan may be paid in cash, by executing a same-day sale or margin commitment transaction, by cancellation of indebtedness, by conversion of a convertible note issued by us or through a waiver of compensation due.

Amendment and Termination

Our board of directors may at any time amend or modify the 2001 Plan in any or all respects, except that any such amendment or modification may not adversely affect the rights of any holder of an award previously granted under the 2001 Plan unless such holder consents. The board may terminate the 2001 Plan at any time. In addition, the automatic option grant program may not be amended more frequently than once every six months, other than to the extent necessary to comply with applicable U.S. income tax laws and regulations. Moreover, the board may not, without the approval of our shareholders:

- amend the 2001 Plan to materially increase the maximum number of ordinary shares issuable under the 2001 Plan, the number of ordinary shares for which options may be granted to newly-elected or continuing non-employee directors, or the maximum number of ordinary shares for which any one individual participating in the 2001 Plan may be granted options;
- materially modify the eligibility requirements for participation in the 2001 Plan; or
- materially increase the benefits accruing to participants in the 2001 Plan.

Term of the 2001 Plan

Unless terminated earlier, the 2001 Plan will continue until August 2011, 10 years after the date the 2001 Plan was adopted by our board of directors.

U.S. Federal Income Tax Consequences of Option Grants and Share Bonus Awards

The following is a general summary as of the date of this proxy statement of the United States federal income tax consequences to the company and the directors, officers and employees participating in the 2001 Plan. Federal tax laws may change and the federal, state and local tax consequences for any participating employee will depend upon his or her individual circumstances. Each participating employee has been and is encouraged to seek the advice of a qualified tax adviser regarding the tax consequences of participation in the 2001 Plan. The following discussion does not purport to describe state or local income tax consequences in the United States, nor tax consequences for participants who are subject to tax in other countries.

Options granted under the 2001 Plan may be either incentive stock options which satisfy the requirements of Section 422 of the Internal Revenue Code or non-statutory options which are not intended to meet such requirements. The United States federal income tax treatment for the two types of options differs as follows:

Incentive Stock Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised unless the optionee is subject to the alternative minimum tax or the optionee exercises the option more than three months after the termination of his or her employment with us. The optionee will, however, recognize taxable income in the year in which the acquired shares are sold or otherwise disposed of. For United States federal income tax purposes, dispositions are either qualifying or disqualifying dispositions. A qualifying disposition occurs if the sale or other disposition is made after the optionee has held the shares for more than two years after the option grant date and more than one year after the date on which the shares are transferred to the optionee pursuant to the option's exercise. Upon a qualifying disposition, any gain or loss, generally measured by the difference between the amount realized on the sale of shares and the option exercise price, will be treated as capital gain or loss. If either of these two holding periods is not satisfied, then a disqualifying disposition results. Upon a disqualifying disposition, the optionee generally recognizes ordinary income in the amount of the lesser of (i) the difference between the fair market value of the shares at the time of the option's exercise and the option's exercise price, or (ii) the difference between the amount realized on the sale and the option's exercise price. Any ordinary income recognized is added to the optionee's basis for purposes of determining any additional gain on the sale; any such additional gain will be capital gain.

If the optionee makes a disqualifying disposition of the acquired shares, we may be entitled to a deduction from our U.S. taxable income for the taxable year in which such disposition occurs, equal to the amount of ordinary income the employee recognizes. In no other instance will we be allowed a deduction with respect to the optionee's disposition of the acquired shares.

Non-Statutory Options. Taxable income generally is not recognized by an optionee upon the grant of a non-statutory option. The optionee will, in general, recognize ordinary income in the year in which the option is exercised, equal to the excess of the fair market value of the acquired shares on the exercise date over the exercise price paid for the shares, and we will be entitled to a deduction with respect to, and be required to satisfy the tax withholding requirements applicable to, such income.

Share bonuses. Upon issuance of shares pursuant to a share bonus, the employee will have ordinary income in the amount of the fair market value of the issued stock on the date of issuance. Any further gain or loss upon disposition of the stock will be short- or long-term capital gain or loss, depending on the employee's holding period as measured from the date of issuance. We will generally have a withholding obligation, and be entitled to a deduction, in the amount the employee recognizes as ordinary income.

Section 162(m). Any United States income tax deductions that would otherwise be available to us may be subject to a number of restrictions under the Internal Revenue Code, including Section 162(m), which, under recent guidance issued by the Internal Revenue Service, can limit the deduction for compensation paid to our Chief Executive Officer and our other three most highly compensated executive officers (other than the Chief Executive Officer and the Principal Financial Officer).

New Plan Benefits Under the 2001 Plan

None of our former executive officers, including Mr. Smach and Mr. Brathwaite, are eligible to participate in receiving future awards under the 2001 Plan. The number of shares to be issued under the 2001 Plan to the individuals and groups listed below and the net values to be realized upon such issuances are discretionary, and therefore, not determinable:

- Michael McNamara, our Chief Executive Officer;
- each of our three other most highly compensated executive officers serving as executive officers at the end of the 2008 fiscal year;
- all current executive officers as a group;
- all current non-employee directors as a group;
- each nominee for director;
- each associate of any of the aforementioned directors, executive officers or director nominees; and
- all employees, including all current officers who are not executive officers, as a group.

Our board recommends a vote "FOR" the approval to amend the 2001 Equity Incentive Plan to increase the sub-limit on the maximum number of shares which may be issued as share bonus awards under the 2001 Plan.

Our board recommends a vote "FOR" the approval of an increase in the sub-limit on awards available to be granted to an individual in a single calendar year.

Our board recommends a vote "FOR" the approval of the increase in the number of ordinary shares authorized for issuance under the 2001 Equity Incentive Plan.

EXECUTIVE OFFICERS

The names, ages and positions of our executive officers as of July 28, 2008 are as follows:

Name	Age	Position
Michael M. McNamara	51	Chief Executive Officer
Paul Read	42	Chief Financial Officer
Sean P. Burke	46	President, Computing
Michael J. Clarke	53	President, Infrastructure
Christopher Collier	40	Senior Vice President, Finance
Carrie L. Schiff	42	Senior Vice President and General Counsel
Gernot Weiss	44	President, Mobile Market
Greg Westbrook	50	President, Consumer Digital
Werner Widmann	56	President, Multek

Michael M. McNamara. Mr. McNamara has served as our Chief Executive Officer since January 2006, and as a member of our board of directors since October 2005. Prior to his promotion, Mr. McNamara served as our

Chief Operating Officer from January 2002 through January 2006, as President, Americas Operations from April 1997 to December 2001, and as Vice President, North American Operations from April 1994 to April 1997. Mr. McNamara received a B.S. from the University of Cincinnati and an M.B.A. from Santa Clara University.

Paul Read. Mr. Read has served as our Chief Financial Officer since June 30, 2008. Prior to his promotion, Mr. Read served as Executive Vice President of Finance for Flextronics Worldwide Operations since October 2005, as Senior Vice President of Finance for Flextronics Worldwide Operations from February 2001 to October 2005, and as Vice President, Finance of Flextronics Americas Operations from August 1997 to February 2001. Mr. Read is a member of the Chartered Institute of Management Accountants.

Sean P. Burke. Mr. Burke has served as our President, Computing since October 16, 2005. Prior to joining us, Mr. Burke was the Executive Vice President of Iomega Corporation from January 2003 through September 2005. Preceding Iomega Corporation, Mr. Burke held a number of executive positions at Dell, Inc., Compaq Computer Corporation and HP Company. Mr. Burke received a B.B.A. degree from the University of North Texas.

Michael J. Clarke. Mr. Clarke has served as President of FlexInfrastructure since January 2006. Prior to joining us, Mr. Clarke served as a President and General Manager of Sanmina-SCI Corporation from October 1999 to December 2005. Mr. Clarke has over 25 years of Senior Executive, business development and hands-on operational experience managing global companies in major industries including Aerospace and Defense, Automotive and Industrial. Formerly, Mr. Clarke has held senior positions with international companies including Devtek Corporation, Hawker Siddeley and Cementation Africa, Mr. Clarke was educated as a Mechanical Engineer from Bradford Polytechnic, England, with enhanced professional development programs from University of Western Ontario, Canada and Columbia University, USA.

Christopher Collier. Mr. Collier, our Principal Accounting Officer since May 1, 2007, has served as our Senior Vice President, Finance since December 2004. Prior to his appointment as Senior Vice President, Finance in 2004, Mr. Collier served as Vice President, Finance and Corporate Controller since he joined us in April 2000. Mr. Collier is a certified public accountant and he received a B.S. in Accounting from State University of New York at Buffalo.

Carrie L. Schiff. Ms. Schiff has served as our Senior Vice President and General Counsel since June 1, 2006. Prior to her appointment as Senior Vice President and General Counsel, Ms. Schiff served as Vice President, General Counsel from February 1, 2004 to June 1, 2006 and as Associate General Counsel from July 2001 through January 2004. Prior to joining us, Ms. Schiff was the Senior Vice President, Corporate Development of USA.Net, Inc., from April 1999 until June 2001. Preceding USA.Net, Inc., Ms. Schiff was a partner with the firm of Cooley Godward. Ms. Schiff received an A.B. from the University of Chicago and her law degree from the University of California, Los Angeles.

Gernot Weiss. Mr. Weiss has served as our President, Mobile Market since January 2006. Prior to his appointment as President, Mobile Market, Mr. Weiss served as Senior Vice President of Sales and Marketing and Account Management in Europe and held various other positions in operations and account management. Mr. Weiss joined us with the acquisition of Neutronics in 1998, where he was a general manager since 1994. Previously, Mr. Weiss worked with Philips Electronics from 1984 to 1994. Mr. Weiss holds an Electrical Engineering Diploma and a diploma in Economics from the University in Klagenfurt, Austria.

Greg Westbrook. Mr. Westbrook has served as our President, Consumer Digital since December 2005. Prior to joining us, Mr. Westbrook served as Vice President of Eastman Kodak Company. Mr. Westbrook holds a Bachelors Degree in Engineering from the Rochester Institute of Technology.

Werner Widmann. Mr. Widmann has served as President, Multek since January 2004. Prior to his promotion, he served as General Manager of Multek Germany beginning in October 2002. Prior to joining Multek, Mr. Widmann was Managing Director of Inboard from 1999 to 2002 and held various technical and managerial positions with STP, Inboard-SSGI, Siemens AG and IBM Sindelfingen throughout his 33 year-career in the PCB industry. Mr. Widmann received his degree in mechanical/electrical engineering from the University for Applied Sciences (Fachhochschule), Karlsruhe.

COMPENSATION COMMITTEE REPORT

The information contained under this "Compensation Committee Report" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any filings under the Securities Act, or under the Exchange Act, or be subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate this information by reference into any such filing.

The Compensation Committee of the board of directors of the company has reviewed and discussed with management the Compensation Discussion and Analysis beginning on page 28 of this proxy statement. Based on this review and discussion, the Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's proxy statement for the 2008 annual general meeting of shareholders.

Submitted by the Compensation Committee of the board of directors:

James A. Davidson
Rockwell A. Schnabel

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we discuss the material elements of our compensation programs and policies, including the objectives of our compensation programs and the reasons why we pay each element of our executives' compensation. Following this discussion, you will find a series of tables containing more specific details about the compensation earned by or awarded to the following individuals, whom we refer to as the named executive officers or NEOs:

Name	Titles
Michael M. McNamara	Chief Executive Officer
Thomas J. Smach	Chief Financial Officer (1)
Werner Widmann	President, Multek
Christopher Collier	Senior Vice President, Finance
Carrie L. Schiff	Senior Vice President and General Counsel
Nicholas E. Brathwaite	Chief Technology Officer (2)

(1) Mr. Smach resigned effective June 30, 2008.

(2) Mr. Brathwaite resigned effective December 31, 2007.

This discussion focuses on compensation and practices relating to the named executive officers for our 2008 fiscal year. Mr. Brathwaite ceased to be an executive officer of our company effective May 1, 2007 and ceased to be employed by us effective December 31, 2007. Under SEC rules, Mr. Brathwaite is an additional named executive officer because he was an executive officer at the beginning of our last fiscal year and his reportable compensation would have made him an NEO if he had been an executive officer at the end of our last fiscal year. Because Mr. Brathwaite ceased to be an executive officer effective May 1, 2007, the Committee did not recommend, and our board did not approve, his salary adjustment or his annual incentive bonus opportunity for the 2008 fiscal year. However, the Committee did approve his separation agreement, which is discussed below under "— ***Nicholas E. Brathwaite Separation Agreement.***"

Compensation Committee

The Compensation Committee of our board of directors (referred to in this discussion as the Committee) approves the goals and objectives relating to executive compensation, and recommends to our board the compensation of the Chief Executive Officer and all other executive officers. The Committee also oversees management's decisions concerning the performance and compensation of other company officers, administers our equity compensation plans, and evaluates the effectiveness of our overall executive compensation program.

Independent Consultants and Advisors

The Committee has the authority to retain and terminate any independent, third-party compensation consultant and to obtain advice and assistance from internal and external legal, accounting and other advisors. During our 2008 fiscal year, the Committee engaged Pearl Meyer & Partners to advise on certain executive compensation matters. Pearl Meyer was engaged principally to select peer companies and furnish competitive data relating to our Chief Executive Officer and Chief Financial Officer and the Committee did not engage Pearl Meyer to make compensation recommendations. Pearl Meyer has not provided any other services to the company and has received no compensation other than with respect to the services provided to the Committee. The Committee engaged Frederic W. Cook & Co., Inc. as its independent adviser to advise on fiscal year 2009 executive compensation matters and expects that it will continue to retain an independent compensation consultant on future executive compensation matters.

Compensation Philosophy and Objectives

We believe that the quality, skills and dedication of our executive officers are critical factors affecting the company's performance and shareholder value. Our key compensation goals are to:

- attract superior executive talent;
- retain and motivate our executives;
- reward past performance;
- provide incentives for future performance; and
- align our executives' interests with those of our shareholders.

Accordingly, in determining the amount and mix of compensation, the Committee seeks both to provide a competitive compensation package and to structure annual and long-term incentive programs that reward achievement of performance goals that directly correlate to the enhancement of shareholder value, as well as to promote executive retention. To accomplish these objectives, the Committee has structured our compensation programs to include the following key features:

- annual and long-term cash bonuses and certain share bonus awards are earned only if the company achieves pre-established earnings per share growth targets in the cases of our Chief Executive Officer and Chief Financial Officer, earnings per share and revenue growth targets in the cases of other corporate level executives, and earnings per share growth and business unit operating performance targets in the cases of business unit executives;
- stock-based compensation aligns executives' interests with those of our shareholders; and
- deferred cash bonus awards and certain stock-based compensation are designed to promote executive retention, as these elements of compensation only vest over a period of years if the executive remains in the company's employment.

The Committee does not maintain policies for allocating among current and long-term compensation or among cash and non-cash compensation. Instead, the Committee maintains flexibility and adjusts different elements of compensation based upon its evaluation of the company's key compensation goals set forth above. However, as a general matter, the Committee seeks to allocate a substantial majority of the named executive officers' compensation to components that are performance-based and at-risk.

While compensation levels may differ among NEOs based on competitive factors and the role, responsibilities and performance of each specific NEO, there are no material differences in the compensation philosophies, objectives or policies for our NEOs. We do not have a policy regarding internal pay equity.

None of the named executives officers serves pursuant to an employment agreement, and each serves at the will of the company's board of directors. Similarly, we generally do not enter into severance agreements with, nor do we have established severance arrangements for, our executive officers as part of the terms of their employment. This enables our board to remove an executive officer, if necessary, prior to retirement or resignation whenever it is in our best interests. When an executive officer retires, resigns or is terminated, our board exercises its business judgment in approving an appropriate separation or severance arrangement in light of all relevant circumstances, including the individual's term of employment, past accomplishments and reasons for separation from the company.

Competitive Positioning

In determining the amounts and components of fiscal year 2008 compensation for our Chief Executive Officer and Chief Financial Officer, the Committee reviewed the compensation levels of companies in both an industry peer group and a peer group of high technology companies selected on the basis of such companies' revenues and market capitalizations. The peer companies were the same as those used in determining fiscal year 2007 compensation and were selected by Pearl Meyer with input from our management. The companies in the industry peer group consisted of: Arrow Electronics, Inc., Avnet, Inc., Celestica Inc., Jabil Circuit, Inc., Sanmina-SCI Corporation and Solectron Corporation. The companies in the high technology peer group consisted of: Advanced Micro Devices, Inc., Harris Corporation, Intuit Inc., Juniper Networks, Inc., Micron Technology, Inc. and Seagate Technology. The Committee also reviewed data of a high technology survey group, which reflected data from a broader group of technology companies with comparable revenues, and an industry survey group, which reflected data from a broader group of manufacturing companies with comparable revenues, both of which survey groups were selected by Pearl Meyer.

The Committee set a target for total direct compensation for our Chief Executive Officer and Chief Financial Officer at or above the 75th percentile of such compensation for the composite of the high technology peer group and the high technology survey group. Total direct compensation is the sum of base salary, target annual incentive compensation and target long-term incentive awards. The Committee also set the same target for each component of total direct compensation. In setting these targets, the Committee considered that the company's revenues are at the 100th percentile of its industry and high technology peer groups.

In determining the amounts and components of fiscal year 2008 compensation for our other executive officers, the Committee sought to structure competitive compensation arrangements based, in part, upon the nature and scope of these executives' responsibilities and leadership roles in relation to the Chief Executive Officer and Chief Financial Officer. The Committee also considered the recommendations of our Chief Executive Officer who based his recommendations for fiscal year 2008 compensation on competitive data compiled by Hay Group. Hay Group assessed the compensation levels of 22 of our officers, including Messrs. Widmann and Collier and Ms. Schiff. Hay Group used the following sources of market data in its review:

1. Hay Group's 2006 Executive Compensation Report (which we refer to as the ECR), which represents 496 parent organizations and 626 independent operating units of U.S.-based companies, in the general industry; and

2. Radford's 2006 Executive Compensation Report, which represents 700 organizations in the technology industry.

Hay Group gave equal weighting to both the Hay Group ECR and the Radford survey. All survey data was aged to July 1, 2007 at an annual rate of 4%. Hay Group matched our officers to the survey data as follows:

1. Positions matched to Hay Group's ECR were matched by title and by job content; and

2. Positions matched to Radford's survey were matched by title only and adjusted where the match was not a good fit.

Hay Group concluded that total direct compensation of our top 22 officers ranged from the 20th percentile to above the 90th percentile of the benchmarked data. Messrs. Widmann's and Collier's total direct compensation were at about the 90th percentile, and Ms. Schiff's total direct compensation was at the 35th percentile. Based on this data, our Chief Executive Officer recommended to the Committee increases in Ms. Schiff's compensation to make her compensation more competitive given the increased scope and responsibilities of her position. Accordingly, Ms. Schiff's base salary was increased from $300,000 to $350,000, she was added as a participant in the three-year cash incentive bonus plan (discussed below under "**—Long-Term Incentive Program**"), and was granted an additional service-based share bonus award for 50,000 shares (discussed below under "**Stock-based**

Compensation"). For Messrs. Widmann and Collier, our Chief Executive Officer recommended that their base salary, target annual incentive bonus and long-term equity award levels remain consistent with their prior year's levels. These recommendations were supported by the Committee and adopted by our board.

Role of Executive Officers in Compensation Decisions

The Committee makes recommendations to our board on all compensation actions relating to our executive officers. As part of its process, the Committee meets with our Chief Executive Officer and Chief Financial Officer to obtain recommendations with respect to the structure of our compensation programs and compensation decisions, including the performance of individual executives. Our Chief Executive Officer and Chief Financial Officer meet with our Executive Vice President, Worldwide Human Resources and Management Systems and Vice President, Global Compensation & Benefits to obtain input on these matters.

Fiscal Year 2008 Executive Compensation Components

We allocate compensation among the following components for our named executive officers:

- base salary;
- annual incentive cash bonuses;
- multi-year incentive cash bonuses;
- stock-based compensation;
- deferred compensation; and
- other benefits

Base Salary

Base salaries for our executive officers are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions, as well as salaries paid to the executives' peers within the company. The Committee typically reviews base salaries every fiscal year and adjusts base salaries from time to time to take into account competitive market data, individual performance and promotions or changed responsibilities. Mr. McNamara's annual base salary was increased from $1,000,000 to $1,250,000 (or 25%) effective April 1, 2007 as part of setting Mr. McNamara's base salary and total target compensation at the 75th percentile of benchmarked compensation and in recognition of the increased scale of the company and Mr. McNamara's excellent performance. Base salary levels for the other named executive officers (other than Mr. Brathwaite) increased as follows: Mr. Smach – 7.7%; Mr. Widmann – 0% (paid in Euros); Mr. Collier – 4.2%; and Ms. Schiff – 16.7%.

Annual Incentive Bonus Plan

Through our annual incentive bonus plan, we seek to provide pay for performance by linking incentive awards to company and business unit performance. Key features of the bonus plan are as follows:

- performance targets are based on year-over-year growth in corporate and business unit financial metrics
- performance is measured 50% on a quarterly basis and 50% on an annual basis, subject to recoupment for quarterly targets based on annual performance
- the financial goals vary based on each executive's responsibilities
    - for corporate executives (other than the CEO and CFO), fiscal year 2008 bonuses were based 50% on revenue growth and 50% on EPS growth
    - for business unit executives, fiscal year 2008 bonuses were based 25% on business unit revenue growth, 25% on business unit operating profit growth, 25% on inventory turnover growth at the business unit, and 25% on corporate EPS growth
    - for the CEO and CFO, bonuses are based solely on EPS growth

- performance measures are calculated on a non-GAAP basis and exclude discontinued operations for periods after fiscal year 2007, after-tax intangible amortization, stock-based compensation expense, gains and losses from divestitures, and restructuring and certain other charges. We exclude these items in order to arrive at more meaningful period-to-period comparisons of our ongoing operating results, and these calculations are made on a basis consistent with reported non-GAAP financial measures
- bonuses are based entirely on financial performance, and there is no individual performance component
- each executive's target bonus is set at a percentage of base salary, based on the level of the executive's responsibilities
  - for executives other than the CEO and CFO, the target bonus is set at 50% of base salary
  - the CEO's target bonus is set at 150% of base salary and the CFO's target bonus is set at 100% of base salary
- actual payouts for each bonus component range from a minimum of 25% or 50% of target to a maximum of 300% of target (200% in the cases of the CEO and CFO)
- if the threshold level of a bonus component is not met, there is no payout for that component

The Committee recommended and our board approved different performance metrics for our Chief Executive Officer and Chief Financial Officer as compared with other executives, and different performance metrics for corporate officers as compared with business unit executives. In the cases of our Chief Executive Officer and Chief Financial Officer, we selected non-GAAP diluted earnings per share as the sole metric because we believe that these executives are most able to influence earnings per share. The EPS targets for these executives are lower than the EPS targets for other executives because our CEO's and CFO's bonuses are based solely on EPS, and don't have the opportunity to achieve a bonus based on revenue growth or other metrics. For business unit executives, we selected a combination of both corporate and business unit metrics. We believe that the performance measures used for our annual incentive awards appropriately motivate our executives to achieve fiscal year financial goals recommended by the Committee and approved by our board.

Annual Incentive Awards for NEOs other than the CEO and CFO

Mr. Collier and Ms. Schiff were eligible for bonus awards based on EPS growth and revenue growth. For the EPS portion of their bonus awards, Mr. Collier and Ms. Schiff were eligible for a target bonus award of 25% of base salary, subject to a multiplier between 25% and 300%, depending on actual performance. For the revenue portion of their bonus awards, Mr. Collier and Ms. Schiff were eligible for a target bonus award of 25% of base salary, subject to a multiplier between 50% and 300% depending on actual performance.

The following chart sets forth the performance measures, payout levels and payout levels as a percentage of base salary for fiscal year 2008 under our annual incentive bonus plan for Mr. Collier and Ms. Schiff:

Annual Incentive Bonus Payout Levels

Adjusted EPS Growth	Payout (% Target)	Payout (% Annual Base Salary)	Revenue Growth	Payout (% Target)	Payout (% Annual Base Salary)
30%	300.0%	75.0%	25%	300%	75.0%
25%	250.0%	62.5%	20%	250%	62.5%
20%	200.0%	50.0%	15%	200%	50.0%
15%	150.0%	37.5%	12.5%	150%	37.5%
10%	100.0%	25.0%	10%	100%	25.0%
9%	75.0%	18.75%	8%	50%	12.5%
8%	50.0%	12.5%	<8%	0%	0%
7%	25.0%	6.25%			
<7%	0%	0%			

The following chart sets forth the actual quarterly and annual performance and the actual payout levels and amounts for Mr. Collier and Ms. Schiff.

Period	Adjusted EPS Growth	Payout Level %	Actual Payout % (as a % of Annual Base Salary)	Revenue Growth	Payout Level %	Actual Payout % (as a % of Annual Base Salary)	Total Bonus Payout (as a % of Annual Base Salary)
Q1	22.2%	222%	6.8%	27.0%	300%	9.4%	16.2%
Q2	20.0%	200%	6.2%	18.2%	232%	7.3%	13.5%
Q3	30.4%	300%	9.4%	67.5%	300%	9.4%	18.8%
Q4	30.0%	300%	9.4%	66.3%	300%	9.4%	18.8%
Annual (1)	27.5%	275%	36.7%	46.2%	300%	39.8%	76.5%
Total							**143.8%**

(1) The Annual payout percentages (as a% of Annual Base Salary) include recoupments for quarterly payout percentages below the annual payout levels.

Mr. Widmann was eligible for a bonus award based on corporate EPS growth and revenue growth, operating profit growth and return on assets growth at the Multek business unit level. For the EPS portion of his bonus award, Mr. Widmann was eligible for a target bonus of 12.5% of base salary, subject to a multiplier between 25% and 300% depending on actual performance. For each of the revenue, operating profit and return on assets portions of his bonus award, Mr. Widmann was eligible for a target bonus of 12.5% of base salary, subject in each case to a multiplier between 50% and 300% depending on actual performance. Mr. Widmann's performance measures for the EPS portion of his bonus were the same as for Mr. Collier and Ms. Schiff as set forth above. We are not disclosing the performance measures for the other components of Mr. Widmann's bonus because these measures relate to the Multek business unit and we treat these measures as confidential. We set these performance measures at levels designed to motivate Mr. Widmann to achieve operating results at the Multek business unit at degrees of difficulty consistent with the performance measures at the corporate level. Based on performance at the Multek business unit and EPS growth, Mr. Widman received a bonus equal to 51.1% of his base salary.

Annual Incentive Awards for the CEO and CFO

Messrs. McNamara and Smach were eligible for bonus awards based solely on EPS growth. Mr. McNamara's target bonus was 150% of base salary and Mr. Smach's target bonus was 100% of base salary. These target bonuses were subject to multipliers of between 25% and 200% depending on actual performance.

The following chart sets forth the payout levels and payout levels as a percentage of base salary for fiscal year 2008 under our annual incentive bonus plan for Messrs. McNamara and Smach:

Annual Incentive Bonus Payout Levels

Adjusted EPS Growth	Payout (% Target)	CEO Payout (% base salary)	CFO Payout (% base salary)
15.0%	200.0%	300.0%	200.0%
10.0%	150.0%	225.0%	150.0%
9.0%	125.0%	187.5%	125.0%
8.0%	100.0%	150.0%	100.0%
7.0%	50.0%	75.0%	50.0%
6.0%	25.0%	37.5%	25.0%
<6.0%	0%	0%	0%

The following chart sets forth the actual quarterly and annual performance and the actual payout levels and amounts for Messrs. McNamara and Smach.

Period	Adjusted EPS Growth	Payout Level %	CEO Actual Payout % (as a % of Base Salary)	CFO Actual Payout % (as a % of Base Salary)
Q1	22.2	200%	37.5%	25%
Q2	20.0	200%	37.5%	25%
Q3	30.4	200%	37.5%	25%
Q4	30.0	200%	37.5%	25%
Annual	27.5	200%	150%	100%
Total			**300%**	**200%**

In fiscal year 2008, we had record non-GAAP diluted earnings per share of $1.02, representing a year over year increase of 28%, and record net sales of $27.6 billion, representing a year over year increase of 46%. The Committee believes that bonuses awarded under our annual incentive bonus plan appropriately reflected the company's performance and appropriately rewarded the performance of the named executive officers.

One-Year Special Fiscal Year 2008 Performance Bonus Plan

In fiscal year 2008, the Committee recommended and the Board approved a one-year special performance bonus program for senior officers of the company, including Messrs. Widmann and Collier and Ms. Schiff. Messrs. McNamara and Smach did not participate in this program. This program provided for a one-time bonus of up to $250,000 based upon achievement by the company of pre-established annual operating profit growth targets. The Committee recommended and our board approved the special one-year bonus plan to focus our senior management on improving synergies and vertical integration across different business units. For Messrs. Widmann and Collier and Ms. Schiff, the program provided for a special bonus of $250,000 for year-over-year operating profit growth of at least 20%, with a lower bonus of $187,500 for year-over-year operating profit growth of 15%. For performance between the 15% and 20% levels, the program provided for a pro-rated bonus. For purposes of determining achievement of these targets, the Committee used non-GAAP measures on the basis discussed above. Based on fiscal year 2008 results, Messrs. Widmann and Collier and Ms. Schiff received the maximum bonus of $250,000.

Fiscal Year 2008 Discretionary Bonus for Michael McNamara

Based on fiscal year 2008 performance, our board awarded a special bonus to Mr. McNamara of $1,200,000. The discretionary bonus was awarded in recognition of the company's exceptional results in fiscal year 2008, which included the successful acquisition of Solectron and integration into our business, as well as record non-GAAP diluted earnings per share of $1.02, representing a year over year increase of 28%.

Long-Term Incentive Program

Three-Year Performance Plan

In fiscal year 2007, the Committee established a three-year cash incentive bonus plan. The three-year performance plan is designed to reward the named executive officers and certain other senior officers based upon the achievement by the company of a three-year compounded annual revenue growth rate and a three-year compounded annual EPS growth rate, provided that the individual receiving the bonus remains employed by us at the time the bonus is paid. Under this plan, each of the named executive officers (other than Messrs. Smach and Brathwaite, who are no longer employed by us) will be eligible for a bonus of up to $1,000,000 if certain pre-established targets are achieved. For purposes of determining achievement of these targets, the Committee uses non-GAAP measures on the basis discussed above. The Committee established the three-year cash incentive bonus plan to focus senior management on achievement of sustained EPS and revenue growth at levels which result in payment of the $1,000,000 maximum bonus only if the company performs significantly better than internal targets, with a lesser bonus opportunity if the company achieves its internal targets. The three-year bonus plan provides for a bonus of $1,000,000 if the company achieves both a three-year compounded annual revenue growth rate of at least 15% and a three-year compounded annual EPS growth rate of at least 20%, and also provides for a bonus of $750,000 if the company achieves both a three-year compounded annual revenue growth rate of at least 10% and a three-year compounded annual EPS growth rate of at least 15%. If the company fails to achieve the target performance level required for the lesser bonus, no bonus will be awarded.

In fiscal year 2008, the board and the Committee approved the participation of Ms. Schiff in the three-year performance plan in recognition of the increasing scope and importance of her responsibilities and to provide Ms. Schiff with a more competitive compensation package.

Stock-based Compensation

Stock Options and Share Bonus Awards

The Committee grants stock options and share bonus awards (the equivalent of restricted stock units), which are designed to align the interests of the named executive officers with those of our shareholders and provide each individual with a significant incentive to manage the company from the perspective of an owner, with an equity stake in the business. These awards are also intended to promote executive retention, as unvested stock options and share bonus awards generally are forfeited if the executive voluntarily leaves the company. Each stock option allows the executive officer to acquire Flextronics's ordinary shares at a fixed price per share (the market price on the grant date) over a period of seven to ten years, thus providing a return to the officer only if the market price of the shares appreciates over the option term. Share bonus awards are structured as either service-based awards, which vest if the executive remains employed through the vesting period, or performance-based awards, which vest only if we achieve pre-established performance measures. Before the share bonus award vests, the executive has no ownership rights in Flextronics's ordinary shares.

The size of the option grant or share bonus award to each executive officer generally is set at a level that is intended to create a meaningful opportunity for share ownership based upon the individual's current position with Flextronics, but the Committee also takes into account (i) the individual's potential for future responsibility and promotion over the term of the award, (ii) the individual's personal performance in recent periods, and (iii) the number of options and share bonus awards held by the individual at the time of grant. In addition, the Committee considers competitive equity award data, and determines award size consistent with the Committee's and our board's objective of setting long-term incentive compensation at the 75th percentile of our peer companies.

Administration of Equity Award Grants

The Committee grants options with exercise prices set at the market price on the date of grant, based on the closing market price. Our current policy is that options and share bonus awards granted to executive officers are only made during open trading windows. Awards are not timed in relation to the release of material information. Our current policy provides that grants to non-executive new hires and follow on grants to non-executives are made on pre-determined dates in each fiscal quarter.

Grants During Fiscal Year 2008

The number of stock options and share bonus awards granted to the named executive officers in fiscal year 2008, and the grant-date fair value of these awards determined in accordance with SFAS 123(R), are shown in the Grants of Plan-Based Awards in Fiscal Year 2008 table beginning on page 42 of this proxy statement. In fiscal year 2008, the Committee recommended and the Board approved service-based and performance-based share bonus awards. Although the Committee does not have a policy for allocating between grants of share bonus awards and options, the Committee determined that it was appropriate to award only share bonus awards in fiscal year 2008 given the outstanding options held by the named executive officers in order to achieve a better balance between share bonus awards and options. In addition, the Committee sought to achieve further retention with these awards.

For Mr. Collier and Ms. Schiff, one-half of their 75,000 share bonus award is performance based and will vest after fiscal year 2010 if we achieves at least a 15% compounded annual growth rate in operating profit. One-half of their 75,000 share bonus award will vest after fiscal year 2010 if they continue to remain employed. Ms. Schiff also received a share bonus award of 50,000 shares which vest 20% on each of the first, second, third, fourth and fifth anniversaries of the grant date.

For Mr. Widmann, one-half of his 100,000 share bonus award is performance based and will vest after fiscal year 2010 only if our Multek business unit achieves pre-determined performance goals. One-half of his 100,000 share bonus award will vest after fiscal year 2010 if he continues to remain employed.

For Mr. McNamara and Mr. Smach, one-half of Mr. McNamara's share bonus award of 600,000 shares and one-half of Mr. Smach's share bonus award of 300,000 shares provided for vesting annually over a four-year period if the company achieves annual EPS growth of at least 8%, provided that if any portion fails to vest, it may vest in a subsequent year on the basis of cumulative EPS growth. One-half of their awards provided for vesting annually over four years.

For purposes of determining achievement of performance targets for performance-based share bonus awards, the Committee uses non-GAAP measures on the basis discussed above.

Deferred Compensation

Each of the named executive officers participates in a deferred compensation plan or arrangement. These plans and arrangements are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. Messrs. McNamara, Smach and Brathwaite participate in the company's senior executive deferred compensation plan (referred to as the senior executive plan). Mr. Collier and Ms. Schiff participate in the company's senior management deferred compensation plan (referred to as the senior management plan). Mr. Widmann participates in an individual deferral arrangement. As discussed below, we have made deferred long-term incentive bonuses so that a significant component of the named executive officers' compensation serves a retentive purpose. In structuring the executive deferred compensation arrangements, the Committee also sought to provide an additional long-term savings plan for the executives in recognition that we do not otherwise provide these executives with a pension plan or any supplemental executive retirement benefits, other than the Multek pension plan in the case of Mr. Widmann.

Deferred Compensation for Messrs. McNamara, Smach and Brathwaite. Under the senior executive plan, a participant may defer up to 80% of his or her salary and up to 100% of his or her cash bonuses. In addition, at the Committee's discretion, awards for deferred long-term incentive bonuses may be awarded in return for services to be performed in the future. During fiscal year 2006, the Committee approved deferred bonuses for Mr. McNamara of $5,000,000, Mr. Smach of $3,000,000, and Mr. Brathwaite of $3,000,000. The deferred bonus (together with earnings) for Mr. McNamara vests as follows: (i) 10% vested on April 1, 2006; (ii) 15% vested on April 1, 2007; (iii) an additional 20% vested on April 1, 2008; (iv) an additional 25% will vest on April 1, 2009; and (v) an additional 30% will vest on April 1, 2010. The deferred bonus (together with earnings) for Mr. Smach originally was scheduled to vest as follows: (i) 10% vested on April 1, 2006; (ii) 15% vested on April 1, 2007; (iii) an additional 20% vested on April 1, 2008; (iv) an additional 25% will vest on April 1, 2009; and (v) an additional 30% will vest on April 1, 2010. As discussed below under "***— Thomas J. Smach Separation Agreement***", $841,353 of Mr. Smach's deferral account was accelerated to vest on June 30, 2008 and $1 million of his deferral account (together with earnings) will vest on December 31, 2009, subject to compliance with the terms of his separation agreement. The deferred bonus (together with earnings) for Mr. Brathwaite originally was scheduled to vest as follows: (i) 20% vested on April 1, 2006; (ii) 20% vested on April 1, 2007; and (iii) 20% will vest on each of April 1, 2008, 2009 and 2010. As discussed below under "***— Nicholas E. Brathwaite Separation Agreement***", $1,671,708 of Mr. Brathwaite's deferral account was accelerated to vest on June 30, 2008 and $700,000 of his deferral account (together with earnings) will vest on December 31, 2008, subject to compliance with the terms of his separation agreement. Any unvested portions of the deferred bonuses for Mr. McNamara will become 100% vested upon a change of control (as defined in the senior executive plan) if he is employed at that time or if his employment is terminated as a result of death or disability. Other than in cases of death or disability or a change of control, any unvested amounts will be forfeited if the executive's employment is terminated, unless otherwise provided in a separation agreement. Mr. Smach also participates in the Dii Group deferred compensation plan. This plan had been established by the Dii Group, which was acquired by Flextronics in 2000. No further employer or employee contributions have been made under this plan.

Deferred Compensation for Mr. Collier and Ms. Schiff. Under the senior management plan, a participant may receive a deferred contribution, which is subject to vesting requirements. Beginning with 2005, each of Mr. Collier and Ms. Schiff has received and may continue to receive a contribution equal to 30% of his or her base salary. In addition, during fiscal year 2006, the Committee approved a special discretionary deferred bonus for Mr. Collier of $400,000 and, during fiscal year 2007, the Committee approved a special discretionary deferred bonus for Ms. Schiff of $250,000. These contributions (together with earnings) for Mr. Collier and Ms. Schiff vest as follows: (i) one-third will vest on the first July 1st that occurs at least one year after the day that the sum of his or her age and years of service with the company equals or exceeds 60; (ii) one-third will vest one year after the first vesting date; and (iii) one-third will vest two years after the first vesting date. Any unvested portions of the deferral accounts of Mr. Collier and Ms. Schiff will become 100% vested if their employment is terminated as a result of death. In the event of a change of control (as defined in the senior management plan), a portion of the deferral account will vest, calculated as a percentage equal to the number of months since July 1, 2005 divided by 108, for Mr. Collier and 144, for Ms. Schiff. Other than in cases of death or a change of control, any unvested amounts will be forfeited if the executive's employment is terminated, unless otherwise provided in a separation agreement. Any portion of their deferral accounts that remains unvested after a change of control shall continue to vest in accordance with the original vesting schedule.

Werner Widmann Deferred Compensation. In fiscal years 2006 and 2007, Mr. Widmann was awarded aggregate deferred bonuses of $3,000,000 in return for services to be performed in the future. These deferred bonuses were credited to a brokerage account. The deferred bonuses (together with earnings) for Mr. Widmann vest as follows: (i) 10% vested on July 1, 2007; (ii) an additional 15% vested on July 1, 2008; (iii) an additional 20% will vest on July 1, 2009; (iv) an additional 25% will vest on July 1, 2010; and (v) an additional 30% will vest on July 1, 2011, provided Mr. Widmann continues to be employed by the company. 100% of the deferred bonus will be paid to Mr. Widmann if his employment is terminated as a result of his death. In the event of a change of control of the company, any unvested deferred bonus will vest based on the percentage of his completed months of service with the company during the six-year period from July 1, 2005 through July 1, 2011.

For additional information about (i) executive contributions to the named executive officers' deferral accounts, (ii) company contributions to the deferral accounts, (iii) earnings on the deferral accounts, and (iv) deferral account balances as of the end of fiscal year 2008, see the section entitled ***"Executive Compensation — Nonqualified Deferred Compensation in Fiscal Year 2008"*** beginning on page 47 of this proxy statement. The deferral accounts are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of the company's other general obligations.

Benefits

Executive Perquisites

Perquisites represent a small part of the overall compensation program for the named executive officers. In fiscal year 2008, we paid the premiums on life insurance or disability insurance for Messrs. McNamara and Smach, and reimbursed Messrs. McNamara, Smach and Brathwaite for taxes due upon vesting of a portion of their deferred bonuses. We also provide a vehicle allowance for Mr. Widmann. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table for Fiscal Years 2007 and 2008.

401(k) Plan; Multek Pension Plan

Under our 401(k) Plan, all of our employees are eligible to receive matching contributions. The matching contribution for fiscal year 2008 was dollar for dollar on the first 3% of each participant's pre-tax contributions, plus $0.50 for each dollar on the next 2% of each participant's pre-tax contributions, subject to maximum limits under the Internal Revenue Code. We do not provide an excess 401(k) plan for our executive officers.

Mr. Widmann participates in the Multek pension plan. These benefits are described in the section entitled ***"Executive Compensation — Pension Benefits in Fiscal Year 2008"*** beginning on page 47 of this proxy statement. None of the other named executive officers participates in any pension plan.

Other Benefits

Executive officers are eligible to participate in all of the company's employee benefit plans, such as medical, dental, vision, group life, disability, and accidental death and dismemberment insurance, in each case on the same basis as other employees, subject to applicable law.

Termination and Change of Control Arrangements

The named executive officers are entitled to certain termination and change of control benefits under their deferred compensation plans and under certain of their stock options. These benefits are described and quantified under the section entitled ***"Executive Compensation — Potential Payments Upon Termination or Change of Control"*** beginning on page 48 of this proxy statement. As described in that section, if there is a change of control of the company, the entire unvested portion of the deferred compensation accounts of Mr. McNamara will accelerate, and a percentage of the unvested portion of Messrs. Widmann's and Collier's and Ms. Schiff's deferred compensation accounts will accelerate based on their respective periods of service. The vesting of Messrs. Smach's and Brathwaite's deferral accounts are governed by their separation agreement, which are discussed in the sections entitled ***"— Thomas J. Smach Separation Agreement"*** and ***"— Nicholas E. Brathwaite Separation Agreement"*** below. Certain of Mr. McNamara's options are subject to acceleration if there is a change of control and his employment is terminated or his duties are substantially changed. These arrangements are intended to attract and retain qualified executives who could have other job alternatives that might offer greater security absent these arrangements. In addition, these arrangements serve to assure the retention of key executives in order to successfully execute a change of control transaction. To this end, the acceleration of vesting of options only occurs if the executive remains with the company through the change of control and is terminated or his duties are substantially changed, commonly referred to as a "double trigger." The Committee determined that a single trigger for acceleration of the executives' deferred compensation accounts was appropriate in order to provide certainty of vesting for benefits that represent the executives' primary source of retirement benefits.

Thomas J. Smach Separation Agreement

Thomas J. Smach terminated his employment effective June 30, 2008. Under the terms of Mr. Smach's separation agreement, Mr. Smach received (i) his quarterly bonus for the first fiscal quarter of fiscal 2009, without reduction of the 50% annual holdback, but will not be eligible for any additional annual or long-term cash incentive bonuses; and (ii) a severance payment of $700,000, which amount was grossed up for income taxes. In addition, the vesting of $841,353 of Mr. Smach's deferred compensation account was accelerated to vest on June 30, 2008, and the remaining unvested balance of $1 million of the deferral account (together with earnings) will vest on December 31, 2009, subject to Mr. Smach's compliance with certain non-solicitation and non-competition covenants. The separation agreement also provided for accelerated vesting of an aggregate of 216,666 shares (and the cancellation of 75,000 shares) subject to share bonus awards granted in 2006 and 2007, and extends the exercisability of an aggregate of 670,000 options until December 31, 2008. Mr. Smach also will receive continued health coverage in accordance with the terms of his senior executive severance agreement with The Dii Group, which was acquired by the Company in 2000.

Nicholas E. Brathwaite Separation Agreement

Nicholas E. Brathwaite, an additional named executive officer, terminated his employment effective December 31, 2007. Pursuant to Mr. Brathwaite's separation agreement, entered into effective May 1, 2007, Mr. Brathwaite continued as an employee until December 31, 2007. In addition to continuation of salary, eligibility for performance-based bonuses, and continuation of benefits through December 31, 2007, the vesting of $1,440,878 of his deferral account was accelerated to vest on June 30, 2008; the remaining $700,000 of the deferral account (together with earnings) will vest on December 31, 2008, subject to compliance with certain non-solicitation and non-competition covenants. In addition, Mr. Brathwaite received a severance payment of $1,178,554, and his quarterly bonus awards without the annual holdback. The separation agreement also provided for accelerated vesting of an aggregate of 233,332 shares subject to share bonus awards granted in 2006.

EXECUTIVE COMPENSATION

The following table sets forth the fiscal year 2007 and 2008 compensation for:

- our chief executive officer;
- our chief financial officer;
- the three other most highly compensated executive officers serving as executive officers at the end of the 2008 fiscal year; and
- one individual who would have been one of the three other most highly compensated executive officers but for the fact that the individual was not serving as an executive officer at the end of the 2008 fiscal year.

The executive officers included in the Summary Compensation Table for Fiscal Years 2007 and 2008 are referred to in this proxy statement as our named executive officers. A detailed description of the plans and programs under which our named executive officers received the following compensation can be found in the section entitled "***Compensation Discussion and Analysis***" beginning on page 28 of this proxy statement. Additional information about these plans and programs is included in the additional tables and discussions which follow the Summary Compensation Table for Fiscal Years 2007 and 2008.

Summary Compensation Table for Fiscal Years 2007 and 2008

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compensation ($) (5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (6)	All Other Compensation ($)	Total ($)
Michael M. McNamara	2008	$ 1,250,000	$ 1,000,000	$ 2,388,437	$ 1,514,541	$ 3,750,000	$ —	$ 23,522 (7)	$ 9,926,500
Chief Executive Officer	2007	$ 1,000,000	$ 750,000	$ —	$ 2,347,360	$ 3,000,000	$ 144,444	$ 365,304	$ 7,607,108
Thomas J. Smach	2008	$ 700,000	$ 600,000	$ 1,194,221	$ 1,362,357	$ 1,400,000	$ —	$ 16,754 (8)	$ 5,273,332
Chief Financial Officer	2007	$ 650,000	$ 450,000	$ —	$ 1,390,831	$ 1,300,000	$ 111,714	$ 246,137	$ 4,148,682
Werner Widmann (9)......	2008	$ 464,753	$ 343,529	$ 562,270	$ 216,743	$ 487,345	$ 124,816	$ 183,593 (10)	$ 2,383,049
President, Multek	2007	$ 412,977	$ 125,000	$ 291,906	$ 326,789	$ 502,247	$ 126,730	$ 132,295	$ 1,917,944
Christopher Collier	2008	$ 375,000	$ —	$ 507,175	$ 180,958	$ 789,062	$ —	$ 122,250 (11)	$ 1,974,445
Senior Vice President, Finance	2007	$ 360,000	$ 125,000	$ 375,361	$ 217,678	$ 540,000	$ 60,851	$ 41,234	$ 1,720,124
Carrie L. Schiff	2008	$ 350,000	$ —	$ 474,160	$ 39,260	$ 753,125	$ —	$ 114,500 (12)	$ 1,731,045
Senior Vice President, General Counsel	2007	$ 300,000	$ 125,000	$ 121,534	$ 53,063	$ 469,294	$ 46,412	$ 26,713	$ 1,142,016
Nicholas E. Brathwaite (13)..	2008	$ 487,500	$ —	$ 396,602	$ 609,152	$ 975,000	$ —	$1,221,306 (14)	$ 3,689,560
Chief Technology Officer	2007	$ 650,000	$ 600,000	$ 324,398	$ 836,180	$ 856,376	$ 92,089	$ 169,791	$ 3,528,834

(1) Messrs. Smach, and Brathwaite deferred a portion of their salaries under our senior executive deferred compensation plan, which amounts for fiscal year 2008 are included in the Nonqualified Deferred Compensation in Fiscal Year 2008 table on page 48 of this proxy statement. Messrs. McNamara, Smach, Collier and Brathwaite and Ms. Schiff also contributed a portion of their salaries to their 401(k) savings plan accounts. All amounts deferred are included under this column.

(2) For Messrs. McNamara, Smach, and Brathwaite, this column shows the portions of such named executive officers' deferred long-term bonuses which vested on April 1, 2008 and 2007. For Mr. Widmann, the amount shown for 2008 represents the portion of Mr. Widmann's deferred long-term bonus, which vested during fiscal year 2008. For additional information about the deferred long-term bonuses and deferred compensation, see the sections entitled ***"Compensation Discussion and Analysis – Fiscal Year 2008 Executive Compensation Components – Deferred Compensation"*** beginning on page 36 of this proxy statement and the discussion under the section entitled ***"Executive Compensation — Nonqualified Deferred Compensation in Fiscal Year 2008"*** beginning on page 47 of this proxy statement.

(3) Stock awards consist of service-vested and performance-based share bonus awards. The amounts in this column do not reflect compensation actually received by the named executive officers nor do they reflect the actual value that will be recognized by the named executive officers. Instead, the amounts reflect the compensation cost recognized by us in fiscal years 2008 and 2007 for financial statement reporting purposes in accordance with SFAS 123(R) for share bonus awards granted in and prior to fiscal years 2008 and 2007. The amounts in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. For share bonus awards, fair value is the closing price of our ordinary shares on the date of grant. The full grant-date fair value of share bonus awards granted in fiscal year 2008 is reflected in the Grants of Plan-Based Awards in 2008 table beginning on page 42 of this proxy statement. For information regarding the assumptions made in calculating the amounts reflected in this column, see the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the fiscal year ended March 31, 2008, included in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2008.

(4) The amounts in this column do not reflect compensation actually received by the named executive officers nor do they reflect the actual value that will be recognized by the named executive officers. Instead, the amounts reflect the compensation cost recognized by us in fiscal years 2008 and 2007 for financial statement reporting purposes in accordance with SFAS 123(R) for stock options granted prior to fiscal year 2008. There were no option grants to the named executive officers in fiscal year 2008. The amounts in this column exclude the impact of estimated forfeitures related to service-based vesting conditions. For information regarding the assumptions made in calculating the amounts reflected in this column for grants made in fiscal years 2007 and 2006, see the section entitled "Stock-Based Compensation" under Note 2 to our audited consolidated financial

statements for the fiscal year ended March 31, 2008, included in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2008. For information regarding the assumptions made in calculating the amounts reflected in this column for grants made prior to fiscal year 2006, see the section entitled "Accounting for Stock-Based Compensation" under Note 2 to our audited consolidated financial statements for the respective fiscal years included in our Annual Report on Form 10-K for those respective fiscal years. In connection with his resignation, Mr. Brathwaite forfeited 379,167 stock options, which were originally granted on April 17, 2006. The forfeiture of these options did not result in the reversal of any amounts previously expensed by the company.

(5) The amounts in this column represent quarterly and annual incentive cash bonuses based on fiscal year 2008 and 2007 performance. The amounts also include special fiscal year 2008 performance bonuses in the amount of $250,000, paid to each of Messrs. Widmann and Collier and Ms. Schiff. Refer to the section entitled "***Compensation Discussion and Analysis– Fiscal Year 2008 Executive Compensation Components – Annual Incentive Bonus Plan***" beginning on page 31 of this proxy statement. The amount shown for Mr. Brathwaite for fiscal year 2008 represents quarterly incentive bonuses for the first three fiscal quarters of 2008 without the 50% annual holdback. Messrs. McNamara, Smach and Brathwaite deferred a portion of their quarterly and annual incentive bonuses under our senior executive deferred compensation plan, which amounts for fiscal year 2008 are included in the Nonqualified Deferred Compensation in Fiscal Year 2008 table on page 48 of this proxy statement. All amounts deferred are included under this column.

(6) The amounts in this column represent, in the case of Mr. Widmann, the sum of (A) the increase in the actuarial present value of his accrued pension benefits and (B) above-market earnings on his nonqualified deferred compensation account in fiscal years 2008 and 2007. In the cases of Messrs. McNamara, Smach, Collier and Brathwaite and Ms. Schiff, the amounts in this column represent above-market earnings on their nonqualified deferred compensation accounts in fiscal year 2007. Additionally, in the case of Mr. Smach, the amounts do not include above market earnings of $406,721 and $262,767 for fiscal years 2008 and 2007, respectively, on his account under the Dii Group deferred compensation plan (which had been established by the Dii Group, which was acquired by us in 2000; no further employer or employee contributions have been made under this plan). As discussed under the section entitled "***Pension Benefits in Fiscal Year 2008***" beginning on page 47 of this proxy statement, Mr. Widmann participates in the Multek Multilayer Technology GmbH & Co. KG Pension Plan. During fiscal years 2008 and 2007, the actuarial present value of Mr. Widmann's pension benefits increased by $28,564 and $21,281, respectively. None of the other named executive officers participate in any defined benefit or pension plans. The Pension Benefits in Fiscal Year 2008 table on page 47 of this proxy statement includes the assumptions used to calculate the increase in the actuarial present value of pension benefits. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and earnings credited to the named executive officers' deferred compensation accounts. See the Nonqualified Deferred Compensation in Fiscal Year 2008 table on page 48 of this proxy statement for additional information.

(7) For fiscal year 2008, this amount represents the sum of (A) company matching contributions to Mr. McNamara's 401(k) saving plan account of $10,700, (B) life insurance premium payments of $564, and (C) $12,258 for the reimbursement of taxes with respect to taxes due on Mr. McNamara's vested deferred compensation amounts for the 2008 fiscal year.

(8) For fiscal year 2008, this amount represents the sum of (A) company matching contributions to Mr. Smach's 401(k) saving plan account of $9,375 and (B) $7,379 for the reimbursement of taxes with respect to taxes due on Mr. Smach's vested deferred compensation amounts for the 2008 fiscal year.

(9) All compensation paid to and benefits for Mr. Widmann, other than stock awards and option awards, were paid in Euros. For fiscal years 2008 and 2007, Mr. Widmann's base salary in Euros was €312,000. The amounts have been converted into dollars based on the prevailing exchange rates at the end of the 2008 and 2007 fiscal years, respectively.

(10) For fiscal year 2008, this amount represents the sum of (A) a vehicle allowance in the amount of $23,052 and (B) $160,541 representing earnings on the unvested portion of Mr. Widmann's deferred compensation account.

(11) For fiscal year 2008, this amount represents company matching contributions to Mr. Collier's 401(k) saving plan account of $9,750. Amount also includes a company contribution of $112,500 to Mr. Collier's account under the senior management deferred compensation plan, which amount was unvested.

(12) For fiscal year 2008, this amount represents company matching contributions to Ms. Schiff's 401(k) saving plan account of $9,500. Amount also includes a company contribution of $105,000 to Ms. Schiff's account under the senior management deferred compensation plan, which amount was unvested.

(13) Mr. Brathwaite ceased to be an executive officer of our company effective May 1, 2007 and ceased to be employed by us effective December 31, 2007.

(14) For fiscal year 2008, this amount represents the sum of (A) company matching contributions to Mr. Brathwaite's 401(k) saving plan account of $4,125, (B) $38,627 for the reimbursement of taxes with respect to taxes due on Mr. Brathwaite's vested deferred compensation amounts for the 2008 fiscal year, and (C) a severance payment in the amount of $1,178,554. This amount does not include $1.8 million representing the acceleration of a previously-awarded deferred bonus, plus accumulated earnings of $320,377 as of June 30, 2008. See the Potential Payments upon Termination or Change of Control table beginning on page 50 of this proxy.

Grants of Plan-Based Awards in Fiscal Year 2008

The following table presents information about equity and non-equity awards we granted in our 2008 fiscal year to our named executive officers. The awards included in this table consist of:

- awards under our annual incentive cash bonus program;
- awards under our special 2008 incentive cash bonus plan;
- awards under our three-year cash incentive bonus plan;
- performance-based share bonus awards; and
- service-based share bonus awards.

The Company did not grant any stock options to our named executive officers in fiscal year 2008.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#) (1)	All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	Grant-Date Fair Value of Stock and Option Awards ($) (3)
Michael M. McNamara . . .	—	$ 468,750 (4)	$ 1,875,000 (4)	$ 3,750,000 (4)	—	—	$ —
	05/01/2007	$ —	$ —	$ —	300,000	—	$ 3,381,000
	05/01/2007	$ —	$ —	$ —	—	300,000	$ 3,381,000
Thomas J. Smach	—	$ 175,000 (4)	$ 700,000 (4)	$ 1,400,000 (4)	—	—	$ —
	05/01/2007	$ —	$ —	$ —	150,000	—	$ 1,690,500
	05/01/2007	$ —	$ —	$ —	—	150,000	$ 1,690,500
Werner Widmann	—	$ 101,694 (4)	$ 261,424 (4)	$ 697,130 (4)	—	—	$ —
	—	$ —	$ 187,500 (5)	$ 250,000 (5)	—	—	$ —
	05/01/2007	$ —	$ —	$ —	50,000	—	$ 563,500
	05/01/2007	$ —	$ —	$ —	—	50,000	$ 563,500
Christopher Collier	—	$ 70,359 (4)	$ 234,375 (4)	$ 562,500 (4)	—	—	$ —
	—	$ —	$ 187,500 (5)	$ 250,000 (5)	—	—	$ —
	05/01/2007	$ —	$ —	$ —	37,500	—	$ 422,625
	05/01/2007	$ —	$ —	$ —	—	37,500	$ 422,625
Carrie L. Schiff.	—	$ —	$ 750,000 (6)	$ 1,000,000 (6)	—	—	$ —
	—	$ 65,669 (4)	$ 218,750 (4)	$ 525,000 (4)	—	—	$ —
	—	$ —	$ 187,500 (5)	$ 250,000 (5)	—	—	$ —
	05/01/2007	—	—	$ —	—	50,000	$ 563,500
	05/01/2007	$ —	$ —	$ —	37,500	—	$ 422,625
	05/01/2007	$ —	$ —	$ —	—	37,500	$ 422,625
Nicholas E. Brathwaite . . .	—	$ 175,000 (4)	$ 700,000 (4)	$ 1,400,000 (4)	—	—	$ —
	05/01/2007	$ —	$ —	$ —	—	—	$ —
	05/01/2007	$ —	$ —	$ —	—	—	$ —

(1) This column reflects the aggregate target payouts for performance-based share bonus awards granted in fiscal year 2008 under our 2001 Equity Incentive Plan. The performance-based share bonus awards for Messrs. McNamera and Smach vest annually over four years only if the company achieves pre-determined year-over-year adjusted EPS growth rates, provided that if one or more of the annual adjusted EPS growth targets is not met, the unvested portion may be recouped if the subsequent period's cumulative target is met. The performance-based share bonus awards for Messrs. Widmann and Collier and Ms. Schiff cliff vest after three years only if we achieve pre-determined year-over-year compounded annual growth rates in our non-GAAP operating profit as disseminated in our annual and quarterly announcements. There is no threshold or maximum payout. For additional information, see the section entitled "***Compensation Discussion and Analysis — Fiscal Year 2008 Executive Compensation Components — Stock-Based Compensation***" beginning on page 35 of this proxy statement.

(2) This column shows the number of service-based share bonus awards granted in fiscal year 2008 under our 2001 Equity Incentive Plan. For Messrs. McNamera and Smach, the share bonus awards vest in equal annual installments over four years commencing on May 1, 2008, provided that the executive continues to remain employed on the vesting date. For Messrs. Widmann and Collier, the share bonus awards cliff vest on May 1, 2010, provided that the executives continue to remain employed on the vesting date. For Ms. Schiff's awards, 37,500 shares cliff vest on May 1, 2010, and 50,000 shares vest in equal annual installments over five years commencing on May 1, 2008, provided that Ms. Schiff continues to remain employed on the vesting date. For additional information, see the section entitled "***Compensation Discussion and Analysis – Fiscal Year 2008 Executive Compensation Components – Stock-Based Compensation***" beginning on page 35 of this proxy statement.

(3) This column shows the grant-date fair value of share bonus awards and stock options under SFAS 123(R) granted to our named executive officers in fiscal year 2008. The grant-date fair value is the amount that we will

expense in our financial statements over the award's vesting schedule. For share bonus awards, fair value is the closing price of our ordinary shares on the grant date, which was $11.27. The fair values shown for stock awards are accounted for in accordance with SFAS 123(R). For additional information on the valuation assumptions, see the section entitled "Stock-Based Compensation" under Note 2 of our audited consolidated financial statements for the fiscal year ended March 31, 2008, included in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2008. These amounts reflect our accounting expense, and do not correspond to the actual value that will be recognized by the named executive officers.

(4) These amounts show the range of payouts under our annual incentive cash bonus program for fiscal year 2008. Amounts actually earned in fiscal year 2008 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table for Fiscal Years 2007 and 2008. For additional information, see the section entitled "***Compensation Discussion and Analysis – Fiscal Year 2008 Executive Compensation Components – Annual Incentive Bonus Plan***" beginning on page 31 of this proxy statement. On October 1, 2007, Mr. Brathwaite entered into a separation agreement with the company terminating his employment on December 31, 2007. Under the terms of the separation agreement, Mr. Brathwaite received his quarterly incentive bonuses for the first three fiscal quarters of 2008 without the 50% annual holdback.

(5) These amounts are the potential payouts under our special 2008 incentive cash bonus plan for Messrs. Widmann and Collier, and Ms. Schiff. Based on fiscal year 2008 results, Messrs. Widmann and Collier and Ms. Schiff received the maximum bonus of $250,000. For additional information, see the section entitled "***Compensation Discussion and Analysis – Fiscal Year 2008 Executive Compensation Components – Annual Incentive Bonus Plan***" beginning on page 31 of this proxy statement.

(6) These amounts are the potential payouts under our three-year cash incentive bonus plan. Target or maximum payouts only will be made if we achieve pre-determined three-year compounded annual revenue and EPS growth rates for the three years ending in fiscal year 2009. There is no threshold payout under this plan. For additional information, see the section entitled "***Compensation Discussion and Analysis – Fiscal Year 2008 Executive Compensation Components – Long-Term Incentive Program – Three-Year Performance Plan***" beginning on page 35 of this proxy statement.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table presents information about outstanding options and stock awards held by our named executive officers as of March 31, 2008. The table shows information about:

- stock options,
- service-based share bonus awards, and
- performance-based share bonus awards.

The market value of the stock awards is based on the closing price of our ordinary shares as of March 31, 2008, which was $9.39. Market values shown assume all performance criteria are met and the maximum value is paid. For additional information, see the section entitled "***Compensation Discussion and Analysis – Fiscal Year 2008 Executive Compensation Components – Stock-Based Compensation***" beginning on page 35 of this proxy statement.

Name	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael M. McNamara	150,000	—	$ 13.98	09/21/2011	—	$ —	—	$ —
	2,000,000	—	$ 7.90	07/01/2012	—	$ —	—	$ —
	600,000	—	$ 8.84	09/03/2012	—	$ —	—	$ —
	179,167	20,833 (2)	$ 11.53	08/23/2014	—	$ —	—	$ —
	3,000,000	—	$ 12.37	05/13/2015	—	$ —	—	$ —
	335,417	364,583 (3)	$ 11.23	04/17/2016	—	$ —	—	$ —
	—	—	$ —	—	366,666 (4)	$ 3,442,994	366,666	$ 3,442,994
Thomas J. Smach	100,000	—	$ 13.98	09/21/2011	—	$ —	—	$ —
	420,000	—	$ 7.90	07/01/2012	—	$ —	—	$ —
	250,000	—	$ 7.90	07/01/2012	—	$ —	—	$ —
	447,917	52,083 (5)	$ 11.53	08/23/2014	—	$ —	—	$ —
	500,000		$ 12.37	05/13/2015	—	$ —	—	$ —
	191,667	208,333 (6)	$ 11.23	04/17/2016	—	$ —	—	$ —
	—	—	$ —	—	216,666 (7)	$ 2,034,494	216,666	$ 2,034,494
Werner Widmann	3,000	—	$ 5.87	10/08/2012	—	$ —	—	$ —
	90,000	—	$ 10.34	07/01/2013	—	$ —	—	$ —
	10,000	—	$ 16.57	01/09/2014	—	$ —	—	$ —
	50,000	—	$ 13.18	09/28/2014	—	$ —	—	$ —
	85,417	14,583 (8)	$ 12.05	10/29/2014	—	$ —	—	$ —
	—	—	$ —	—	90,000 (9)	$ 845,100	90,000	$ 845,100
Christopher Collier	15,000	—	$ 3.19	10/08/2008	—	$ —	—	$ —
	96,600	—	$ 15.12	11/11/2009	—	$ —	—	$ —
	9,707	—	$ 15.90	10/01/2011	—	$ —	—	$ —
	110,000	—	$ 5.96	07/02/2012	—	$ —	—	$ —
	40,000	—	$ 10.67	08/08/2013	—	$ —	—	$ —
	70,000	—	$ 16.57	01/09/2014	—	$ —	—	$ —
	50,000	—	$ 17.37	04/01/2014	—	$ —	—	$ —
	50,000	—	$ 13.18	09/28/2014	—	$ —	—	$ —
	85,417	14,583 (10)	$ 12.05	10/29/2014	—	$ —	—	$ —
	293		$ 15.90	10/01/2011				
	—	—	$ —	—	77,500 (11)	$ 727,725	77,500	$ 727,725
Carrie L. Schiff	16,250	—	$ 13.98	09/21/2011	—	$ —	—	$ —
	4,167	—	$ 5.88	07/01/2012	—	$ —	—	$ —
	10,000	—	$ 10.34	07/01/2013	—	$ —	—	$ —
	75,000	—	$ 16.57	01/09/2014	—	$ —	—	$ —
	15,000	—	$ 13.18	09/28/2014	—	$ —	—	$ —
	3,750	—	$ 13.98	09/21/2011	—	$ —	—	$ —
	28,333	11,667 (12)	$ 11.10	05/02/2015	—	$ —	—	$ —
	—	—	$ —	—	127,500 (13)	$ 1,197,225	37,500	$ 352,125
Nicholas E. Brathwaite	83,333	—	$ 13.98	09/21/2011	—	$ —	—	$ —
	3,145	—	$ 15.90	10/01/2011	—	$ —	—	$ —
	87,420	—	$ 15.90	10/01/2011	—	$ —	—	$ —
	500,000	—	$ 13.18	09/28/2014	—	$ —	—	$ —
	2,359	—	$ 15.90	10/01/2011	—	$ —	—	$ —
	250,000	—	$ 17.50	01/22/2014	—	$ —	—	$ —

(1) This column shows performance-based share bonus awards that vest annually over three, four or five years if we achieve pre-determined year-over-year adjusted EPS growth rates or adjusted operating profit growth

rates, provided that if one or more of the annual adjusted EPS growth targets or adjusted operating profit targets is not met, the unvested portion may be recouped if the subsequent period's cumulative target is met. Awards for Messrs. McNamara and Smach vest over three years or four years, subject to achievement of the performance conditions, awards for Mr. Widmann vest over terms of five years or cliff vest after three years, subject to achievement of performance conditions, and awards for Ms. Schiff and Mr. Collier cliff vest after three years, subject to achievement of performance conditions.

(2) These stock options vest monthly from April 23, 2008 through August 23, 2008.

(3) These stock options vest monthly from April 17, 2008 through April 17, 2010.

(4) 33,333 shares vested on April 17, 2008; 75,000 shares vested on May 1, 2008; 33,333 shares will vest on April 17, 2009; and 75,000 shares will vest annually on May 1, 2009, 2010 and 2011.

(5) These stock options vest monthly from April 23, 2008 through August 23, 2008.

(6) These stock options vest monthly from April 17, 2008 through April 17, 2010.

(7) 33,333 shares vested on April 17, 2008; 37,500 shares vested on May 1, 2008; 33,333 shares will vest on April 17, 2009; and 37,500 shares will vest annually on May 1, 2009, 2010 and 2011.

(8) These stock options vest monthly from April 29, 2008 through October 29, 2008.

(9) 10,000 shares vested on April 17, 2008; 10,000 shares will vest on each of April 17, 2009, 2010 and 2011, and 50,000 shares will vest on May 1, 2010.

(10) These stock options vest monthly from April 29, 2008 through October 29, 2008.

(11) 10,000 shares vested on April 3, 2008; and 10,000 shares will vest on each of April 3, 2009, 2010 and 2011. Additionally, 37,500 shares will cliff vest on May 1, 2010.

(12) These stock options vest monthly from May 2, 2008 through May 2, 2009.

(13) 10,000 shares vested on April 13, 2008; 10,000 shares vested on May 1, 2008; and 10,000 shares will vest on each of April 13, 2009, 2010 and 2011 and May 1, 2009, 2010, 2011 and 2012. Additionally, 37,500 shares will cliff vest on May 1, 2010.

Option Exercises and Stock Vested in Fiscal Year 2008

The following table presents information, for each of our named executive officers, on (1) stock option exercises during fiscal year 2008, including the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the vesting of stock awards in the form of share bonus awards during fiscal year 2008 and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael M. McNamara	—	$ —	66,668	$ 756,682
Thomas J. Smach	—	$ —	66,668	$ 756,682
Werner Widmann	—	$ —	20,000	$ 227,000
Christopher Collier	10,000	$ 54,200	26,000	$ 283,800
Carrie L. Schiff	—	$ —	13,000	$ 143,000
Nicolas E. Braithwaite	99,375	$ 397,760	350,000	$ 4,114,832

Pension Benefits in Fiscal Year 2008

The following table sets forth information on the pension benefits for Mr. Widmann. No other named executive officer participated in a pension plan during fiscal year 2008.

The Multek Multilayer Technology GmbH & Co. KG Pension Plan, or the Multek Plan, is a funded and tax qualified retirement program that covers, as of March 31, 2008, 507 current employees, 90 former employees with vested benefits and 22 retirees. The Multek Plan provides benefits based primarily on a formula that takes into account Mr. Widmann's base salary for each fiscal year and equals 1.5% of his base salary up to a German parliament-prescribed limit applicable to German defined benefit plans (€63,600 for 2008), and 4.5% of his base salary over this limit.

Employees of Multek Germany are eligible to participate in the Multek Plan after completion of one year of service with Multek. The accumulated benefit an employee earns over his or her career with Multek is payable monthly beginning after retirement or upon disability if earlier. The normal retirement age as defined in the Multek Plan is 62. If an employee retires before the normal retirement age, his or her benefits will be reduced by 0.5% per month. Employees vest in their benefits after five years of continuous service.

No pension benefits were paid to Mr. Widmann in the last fiscal year.

The amount reported in the table below equals the present value of the accumulated benefit as of March 31, 2008 for Mr. Widmann under the Multek Plan based upon the assumptions described in note 2 below.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
Werner Widmann	Multek Multilayer Technology GmbH & Co. KG Pension Plan	4.5 (1)	$ 98,820 (2)

(1) Mr. Widmann's number of years of credited service under the Multek Plan is 4.5 years, which differs from his actual years of service with us of 5.5 years, as a result of the eligibility requirements that an employee needs to complete one year of service with Multek before being eligible to participate in the Multek Plan.

(2) The accumulated benefit is based on Mr. Widmann's service and base salary through March 31, 2008. The present value assumes a discount rate of 5.5% and has been calculated assuming Mr. Widmann will remain in service until age 62, the age at which retirement may occur without any reduction in benefits. As Mr. Widmann has not met the five-year vesting requirement, his accumulated benefit remains unvested as of March 31, 2008.

Nonqualified Deferred Compensation in Fiscal Year 2008

Each of our named executive officers participates in a deferred compensation plan or arrangement. Messrs. McNamara, Smach, and Brathwaite participate in our Senior Executive Deferred Compensation Plan, which we refer to as the senior executive plan. Mr. Collier and Ms. Schiff participate in the company's senior management deferred compensation plan (referred to as the senior management plan), and Mr. Widmann participates in an individual arrangement. Under these plans, we have granted long-term deferred bonuses, which are subject to vesting requirements. In addition, the senior executive plan allows the participants to defer up to 80% of his or her base salary and up to 100% of his or her cash bonuses. Deferred balances under the senior executive plan are deemed to be invested in hypothetical investments selected by the participant's investment manager. Deferred balances under the senior management plan are deemed to be invested in hypothetical investments selected by the participant or the participant's investment manager. Under Mr. Widmann's arrangement, his account balance is invested as directed by his investment manager. Participants in the senior executive plan may receive their vested deferred compensation balances upon termination of employment either through a lump sum payment or in installments over a period of up to 10 years. Participants in the senior management plan will receive their vested deferred compensation balances upon termination of employment through a lump sum payment on the later of January 15 of the year following termination and six months following termination. Under Mr. Widmann's arrangement, his entire vested account balance amount is distributed following termination of employment. The deferred account balances of the named executive officers are unfunded and unsecured obligations of the company, receive no preferential standing, and are subject to the same risks as any of our other general obligations. For more information on these plans and arrangements, including the vesting terms, see the section entitled "***Compensation Discussion and Analysis – Fiscal Year 2008 Executive Compensation Components – Deferred Compensation***" beginning on page 36 of this proxy statement.

The following table presents information for fiscal year 2008 about: (i) executive contributions to the named executive officers' deferral accounts, (ii) company contributions to the deferral accounts, (iii) earnings on the deferral accounts, and (iv) deferral account balances as of the end of the fiscal year. No withdrawals or distributions were made in fiscal year 2008.

Name	Executive Contributions in Last Fiscal Year ($) (1)	Flextronics Contributions in Last Fiscal Year ($) (2)	Aggregate Earnings in Last Fiscal Year ($) (3)	Aggregate Balance at Last Fiscal Year-End ($) (4)
Michael M. McNamara	$ 2,304,688	$ —	$ (144,259)	$ 8,221,644
Thomas J. Smach	$ 723,015	$ —	$ (42,079) (5)	$ 4,331,649 (5)
Werner Widmann	$ —	$ —	$ 265,990	$ 3,435,293
Christopher Collier	$ —	$ 112,500	$ (9,853)	$ 840,248
Carrie L. Schiff	$ —	$ 105,000	$ 2,161	$ 605,367
Nicholas E. Brathwaite	$ 358,177	$ —	$ (2,909)	$ 3,869,689

(1) Reflects participation by the named executive officers to defer a portion of their salary and bonus earned in the 2008 fiscal year. These amounts are included in the Summary Compensation Table under the "Salary" and "Non-Equity Incentive Plan Compensation" columns.

(2) These amounts represent contributions under the senior management plan during fiscal year 2008. These amounts are included under the "All Other Compensation" column in the Summary Compensation Table. Neither Ms. Schiff nor Mr. Collier were vested under this plan as of March 31, 2008.

(3) Reflects earnings for each named executive officer. The above-market portion of these earnings is included under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table.

(4) The amounts in this column include the following unvested balances for the named executive officers: Michael M. McNamara – $3,247,083; Thomas J. Smach – $2,007,130; Werner Widmann – $3,091,764; Christopher Collier – $840,248; Carrie L. Schiff – $605,367; and Nicholas E. Brathwaite – $2,257,719. The amounts in this column have previously been reported in the Summary Compensation Table for this and prior fiscal years, except for the following amounts: Michael M. McNamara – $29,506; Thomas J. Smach – $45,836; Werner Widmann – $2,097,785; Christopher Collier – 628,663; Carrie L. Schiff – $436,102; and Nicholas E. Brathwaite – $147,673.

(5) Does not include earnings of $579,759 on Mr. Smach's account under the Dii Group deferred compensation plan (which had been established by the Dii Group, which was acquired by Flextronics in 2000; no further employer or employee contributions have been made under this plan). Also does not include the aggregate balance of this account of $6,325,582.

Potential Payments Upon Termination or Change of Control

As described in the section entitled "***Compensation Discussion and Analysis***" beginning on page 28 of this proxy statement, other than Mr. Brathwaite's and Mr. Smach's separation agreements, our named executive officers do not have employment or severance agreements with us. However, our named executive officers are entitled to certain termination and change of control benefits under each executive's deferred compensation plan and under certain stock options. These benefits, including the benefits that would have been provided to Mr. Smach prior to his resignation, along with the termination benefits provided or to be provided to each of Mr. Brathwaite and Mr. Smach pursuant to his respective separation agreement, are described below and quantified in the table below.

Acceleration of Vesting of Deferred Compensation

- if the employment of Mr. McNamara is terminated as a result of his death or disability, or the employment of Messrs. Collier or Widmann or Ms. Schiff is terminated as a result of his or her death, the entire unvested portion of the executive's deferred compensation account will vest;
- if the employment of Mr. Smach had been terminated as a result of his death or disability, or if there was a change of control (as defined in the senior executive plan) prior to his retirement, the entire unvested portion of his deferred compensation account would have vested;
- if there is a change of control (as defined in the senior executive plan), the entire unvested portion of the deferred compensation account of Mr. McNamara will vest;
- if there is a change of control (as defined in Mr. Widmann's award agreement), a percentage of the unvested portion of the deferral account for Mr. Widmann will vest based on the executive's completed months of service with the company during the six-year period from July 1, 2005 through July 1, 2011; and
- if there is a change of control (as defined in the senior management plan), a percentage of the unvested portion of the deferral account of each of Ms. Schiff and Mr. Collier will vest based on the executive's completed months of service with the company during the periods from July 1, 2005 through July 1, 2017 and from July 1, 2005 through July 1, 2014, respectively.

Acceleration of Vesting of Equity Awards

Certain option grants to our named executive officers include change of control acceleration provisions, as follows: 364,583 of Mr. McNamara's unvested options and 208,333 of Mr. Smach's unvested options provide that if the executive officer is terminated or the executive's duties are substantially reduced or changed during the 18-month period following a change of control of the company, the vesting of any unvested portion of the option will accelerate.

Nicholas E. Brathwaite Separation Agreement

On October 1, 2007, Nicholas Brathwaite, a named executive officer, retired as our Chief Technology Officer. Pursuant to his separation agreement, Mr. Brathwaite continued as an employee of the company until December 31, 2007. In addition to continuation of salary, eligibility for performance-based bonuses, and continuation of benefits through December 31, 2007, we accelerated the vesting of his previously-awarded deferred bonus in the amount of $1.8 million, plus accumulated earnings of approximately $320,377 as of June 30, 2008, subject to a $700,000 holdback and compliance with certain non-solicitation, non-disclosure and non-disparagement obligations, as described in the table below. We also agreed that his annual incentive bonus payments for the September and December quarters would not be subject to the normal 50% holdback and that the amount held back from his bonus payment for the quarter ended in June 2007 would be paid on or about November 15, 2007. In addition, as consideration for a general release from claims and for his non-solicitation obligations, we accelerated the vesting of 233,332 unvested shares previously granted pursuant to share bonus awards. Mr. Brathwaite also received a severance payment of $1,178,554.

Thomas J. Smach Separation Agreement

Effective on June 30, 2008, Thomas Smach retired as our Chief Financial Officer. Pursuant to his separation agreement and in consideration for a general release from claims, we agreed to pay Mr. Smach a severance payment equal to $700,000, which amount was grossed-up to reimburse Mr. Smach for income taxes. In addition, we accelerated the unvested portion of Mr. Smach's deferred compensation account, subject to a $1,000,000 holdback and compliance with certain non-solicitation obligations, as described in the table below. We also agreed that Mr. Smach's bonus payment for the quarter ended on June 30, 2008 would not be subject to the normal 50% holdback and that Mr. Smach would not be eligible for any future bonuses. In further consideration for the non-solicitation obligations as well as non-disclosure and non-disparagement agreements, we accelerated the vesting of 216,666 unvested shares previously granted pursuant to share bonus awards and extended the exercisability of an aggregate of 670,000 options until December 31, 2008. The waiver provides that Mr. Smach may continue to exercise such options until December 31, 2008. Pursuant to Mr. Smach's senior executive severance agreement with the Dii Group, which we acquired in 2000, Mr. Smach will continue to be entitled to health coverage for himself and his eligible dependents until he reaches the age of 65. The company will also make any gross-up payments necessary to reimburse Mr. Smach for any tax liability resulting from the benefits provided under the Dii Group senior executive severance agreement. Mr. Smach's health benefits will be reduced to the extent he receives comparable benefits from another employer.

Potential Payments Upon Termination or Change of Control as of March 31, 2008

The following table shows the estimated payments and benefits that would be provided to each named executive officer (other than Mr. Brathwaite) as a result of the accelerated vesting of deferred compensation in the cases of death, disability or a change of control. The following table also shows the severance payment made to Mr. Brathwaite and the following benefits provided to Mr. Brathwaite under his separation agreement:

- the accelerated vesting of his deferred compensation account and share bonus awards; and
- the accelerated payment of amounts held back or which otherwise would have been held back in fiscal year 2008 in connection with our annual incentive bonus plan.

In addition, the table shows the following benefits provided to Mr. Smach under his separation agreement:

- a severance payment;
- the accelerated vesting of his deferred compensation account and share bonus awards;
- the accelerated payment of amounts which otherwise would have been held back in fiscal year 2009 in connection with our annual incentive bonus plan;
- the extension of the exercise period for certain of his stock options; and
- the estimated value of his continued health coverage.

Calculations for this table (other than with respect to the severance payment made to Mr. Brathwaite and the benefits provided for Mr. Brathwaite and Mr. Smach under their respective separation agreements) assume that the triggering event took place on March 31, 2008, the last business day of our 2008 fiscal year. The amount shown for each of Mr. Brathwaite and Mr. Smach under the column, "Accelerated Vesting of Stock Awards" represents the intrinsic value of the awards based on the closing price of our ordinary shares on November 30, 2007 and June 30, 2008, respectively, which were the dates that the awards vested. The following table does not include amounts representing the acceleration of stock options for our named executive officers following a change of control since none of the options subject to such acceleration had exercise prices exceeding the closing price of our ordinary shares on March 31, 2008. The following table also does not include pension benefits for Mr. Widmann. For more information on these benefits and potential payouts, see the discussions under "***Pension Benefits in Fiscal Year 2008***" beginning on page 47 of this proxy statement. The following table also does not include potential payouts under our named executive officers' nonqualified deferred compensation plans relating to vested benefits.

	Severance Payments (1)	Accelerated Vesting of Deferred Compensation		Accelerated Bonus Payments (2)	Accelerated Vesting of Stock Awards (3)	Extension of Option Exercise Period (4)	Estimated Value of Continued Health Coverage (5)	Total
Michael M. McNamara	$ —	$ 3,247,083	(6)	$ —	$ —	$ —	$ —	$ 3,247,083
Thomas J. Smach (7)	$ —	$ 2,007,130	(6)	$ —	$ —	$ —	$ —	$ 2,007,130
Thomas J. Smach (8)	$ 1,290,323	$ 1,841,353	(9)	See note	$ 2,036,660	$ 48,555	$ 1,041,358	$ 6,258,249
Werner Widmann	$ —	$ 1,374,117	(6)	$ —	$ —	$ —	$ —	$ 1,374,117
Christopher Collier	$ —	$ 248,962	(6)	$ —	$ —	$ —	$ —	$ 248,962
Carrie L. Schiff	$ —	$ 134,526	(6)	$ —	$ —	$ —	$ —	$ 134,526
Nicholas E. Brathwaite	$ 1,178,554	$ 2,140,878	(10)	$ 487,500	$ 2,790,651	$ —	$ —	$ 6,828,413

(1) The amount shown for Mr. Smach includes a $700,000 severance payment and tax gross-up payments equal to $590,323.

(2) The amount shown for Mr. Brathwaite represents three accelerated payments of $162,500 each, which are the portions of Mr. Brathwaite's 2008 annual incentive bonus for the quarters ending in June, September and December of 2007 that we held back or would otherwise have held back in accordance with our annual incentive bonus plan. As of July 28, 2008, Mr. Smach's 2009 annual incentive bonus for the quarter ended in June of 2008 has not yet been determined. We have agreed that we will not hold back the portion of Mr. Smach's annual incentive bonus for the June quarter which otherwise would have been held back in accordance with our annual incentive bonus plan. For additional information, see the section entitled "***Compensation Discussion and Analysis – Fiscal Year 2008 Executive Compensation Components – Annual Incentive Bonus Plan***" beginning on page 31 of this proxy statement.

(3) The amount shown for Mr. Brathwaite represents the accelerated vesting of 233,332 unvested shares previously granted pursuant to share bonus awards. Pursuant to Mr. Brathwaite's separation agreement, the vesting of these shares was accelerated on November 30, 2007 in consideration for Mr. Brathwaite providing the company with a general release from claims and for the non-solicitation obligations discussed in note ten below. The amount shown for Mr. Smach represents the accelerated vesting of 216,666 unvested shares previously granted pursuant to share bonus awards. Pursuant to Mr. Smach's separation agreement, the vesting of these shares was accelerated on June 30, 2008 in consideration for Mr. Smach's non-solicitation obligations discussed in note nine below as well as a non-disparagement agreement and an agreement not to disclose non-public information about the company.

(4) The amount shown represents the incremental compensation cost associated with the extension of the option expiration dates from 90 days post employment to December 31, 2008, which cost was recognized by us for financial statement reporting purposes in accordance with SFAS 123(R).

(5) The amount shown represents the estimated value of medical, dental and vision coverage to be provided to Mr. Smach through 2025, based on the current level of coverage as adjusted for estimated annual premium increases. The amount shown includes $476,280 of estimated gross-up payments necessary to reimburse Mr. Smach for any tax liability associated with the receipt of these benefits. The gross-up payments were calculated based on an income tax rate of 35% for federal income taxes, 9.3% for state income taxes and 1.45% for FICA taxes.

(6) The amounts shown for each of Messrs. McNamara and Smach represent the entire unvested portion of his deferred compensation account which would vest in the event of death, disability or a change of control. The amounts shown for each of Messrs. Widmann and Collier and Ms. Schiff represent the portion of the unvested portion of his or her deferred compensation account that would vest in the event of a change of control. The entire unvested amount of each of the deferred compensation accounts of Messrs. Widmann and Collier, or Ms. Schiff, or $3,091,764, $840,248 and $605,367, respectively, would vest in the event of his or her death.

(7) This row represents the estimated payments and benefits that would have been provided to Mr. Smach on March 31, 2008 as a result of the accelerated vesting of deferred compensation in the cases of death, disability or a change of control.

(8) This row represents the actual payments and benefits that have been or will be provided to Mr. Smach pursuant to his separation agreement.

(9) The amount shown represents the actual portion of Mr. Smach's deferred compensation account (calculated as of June 30, 2008) which vested in accordance with his separation agreement, subject to a $1,000,000 holdback. Pursuant to Mr. Smach's separation agreement and in consideration for a general release from claims against the company, the vesting of Mr. Smach's previously-awarded unvested deferred bonus in the amount of $1.65 million, plus accumulated earnings of $191,353 was accelerated as of June 30, 2008, subject to a holdback of $1 million. As consideration for the acceleration of benefits, Mr. Smach has agreed until December 31, 2009 not to solicit or hire (i) any employees of the company or (ii) any customers or vendors of the company with whom he has had direct and material contact during the course of his employment. Subject

to Mr. Smach's compliance with his non-solicitation obligations, 100% of the holdback amount will be released and vest on December 31, 2009. $750,000 of Mr. Smach's unvested deferred bonus was otherwise scheduled to vest on April 1, 2009, with the remaining $900,000 scheduled to vest on April 1, 2010. In addition to his non-solicitation, non-disclosure and non-disparagement obligations, Mr. Smach remains subject to certain confidentiality agreements for the benefit of the company.

(10) The amount shown for Mr. Brathwaite represents the actual portion of his deferred compensation account (calculated as of June 30, 2008) which vested in accordance with his separation agreement, subject to the holdback described below. Pursuant to Mr. Brathwaite's separation agreement, the vesting of his previously-awarded unvested deferred bonus in the amount of $1.8 million, plus accumulated earnings of $320,377 was accelerated as of June 30, 2008, subject to a holdback of $700,000. As consideration for the acceleration of benefits, Mr. Brathwaite has agreed for a period of two years commencing on December 31, 2007 not to solicit (i) any employees of the company or (ii) any customers or vendors of the company with whom he has had direct and material contact during the course of his employment. Subject to Mr. Brathwaite's compliance with his non-solicitation obligations, as well as compliance with a non-disparagement agreement and an agreement not to disclose non-public information about the company, 100% of the holdback amount will be released and vest on December 31, 2008. Mr. Brathwaite's deferred bonus was otherwise scheduled to vest in three equal annual installments of $600,000 beginning on April 1, 2008. In addition to his non-solicitation, non-disclosure and non-disparagement obligations, Mr. Brathwaite remains subject to certain confidentiality agreements for the benefit of the company.

EQUITY COMPENSATION PLAN INFORMATION

As of March 31, 2008, Flextronics maintained, in addition to the 2001 Plan, the 2004 Award Plan for New Employees, which is referred to below as the 2004 Plan, the 2002 Interim Incentive Plan, which is referred to below as the 2002 Plan and the Solectron Corporation 2002 Stock Plan, which we refer to below as the SLR Plan. None of the 2004 Plan, the 2002 Plan or the SLR Plan have been approved by our shareholders.

The following table gives information about equity awards under these plans as of March 31, 2008.

Plan Category	(A) Number of Ordinary Shares to be Issued Upon Exercise of Options and Vesting of Share Bonus Awards		(B) Weighted-Average Exercise Price of Outstanding Options (1)	(C) Number of Ordinary Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Ordinary Shares Reflected in Column (A))	
Equity compensation plans approved by shareholders . . .	35,817,010	(2)	$ 12.51	30,158,772	(3)
Equity compensation plans not approved by shareholders (4), (5), (6) . . .	18,886,481	(7)	$ 11.05	24,500,423	(8)
Total	54,703,491		$ 12.02	54,659,195	

(1) The weighted-average exercise price does not take into account ordinary shares issuable upon vesting of outstanding share bonus awards, which have no exercise price.

(2) Includes 5,606,500 ordinary shares issuable upon vesting of share bonus awards granted under the 2001 Plan. The remaining balance consists of ordinary shares issuable upon exercise of outstanding stock options.

(3) Consists of ordinary shares available for grant under the 2001 Plan and shares available under prior company plans and assumed plans, which have been consolidated into the 2001 Plan. The 2001 Plan provides for grants of up to 42,000,000 shares (not including shares available under consolidated plans) after our shareholders approved an increase in the shares available under the 2001 Plan by 10.0 million shares on September 27, 2007.

(4) The 2004 Plan was established in October 2004. The purpose of the 2004 Plan is to provide incentives to attract, retain and motivate eligible persons whose potential contributions are important to our success by offering such persons an opportunity to participate in our future performance through stock awards. Grants under the 2004 Plan may be granted only to persons who: (a) were not previously an employee or director of the company or (b) have either (i) completed a period of bona fide non-employment by the company of at least one year, or (ii) are returning to service as an employee of the company, after a period of bona fide non-employment of less than one year due to our acquisition of such person's employer; and then only as an incentive to such persons entering into employment with us. We may only grant nonqualified stock options or share bonus awards under the 2004 Plan. The 2004 Plan is administered by the Compensation Committee, which is comprised of two independent directors. The 2004 Plan provides for grants of up to 10,000,000 shares. The exercise price of options granted under the 2004 Plan is determined by the Compensation Committee and may not be less than the fair market value of the underlying stock on the date of grant. Options granted under the 2004 Plan generally vest over four years, generally expire 10 years from the date of grant and unvested options are forfeited upon termination of employment. Share bonus awards generally vest in installments over a three-to five-year period and unvested share bonus awards are forfeited upon termination of employment.

(5) Our 2002 Plan was adopted by our board of directors in May 2002. The adoption of the 2002 Plan was necessitated by our internal growth, our multiple acquisitions and the requirement to provide equity compensation for employees consistent with competitors and peer companies. The board reserved an aggregate of 20,000,000 ordinary shares for issuance under the 2002 Plan. The 2002 Plan provides for the grant to qualified persons of non-statutory stock options to purchase our ordinary shares and share bonus awards. Shares subject to options granted pursuant to the 2002 Plan that expire or terminate for any reason without being exercised or share bonus awards that do not vest will again become available for grant and issuance pursuant to awards under the 2002 Plan. Options granted under the 2002 Plan generally have an exercise price of not less than the fair market value of the underlying ordinary shares on the date of grant. Options granted under the 2002 Plan generally vest over four years, generally expire 10 years from the date of grant and unvested options are forfeited upon termination of employment. Share bonus awards generally vest in installments over a three- to five-year period and unvested share bonus awards are forfeited upon termination of employment. The other general terms of the 2002 Plan are similar to the 2001 Plan, the terms of which are set forth in Proposals 7, 8 and 9, beginning on page 20 of this proxy statement.

(6) We have assumed option plans in connection with the acquisition of certain companies, which plans we refer to as the Assumed Plans. Options to purchase a total of 6,704,303 ordinary shares under the Assumed Plans remained outstanding. These options have a weighted-average exercise price of $9.28 per share. These options have been converted into options to purchase our ordinary shares on the terms specified in the applicable acquisition agreement, but are otherwise administered in accordance with terms of the Assumed Plans. Options under the Assumed Plans generally vest over four years and expire 10 years from the date of grant. In connection with the acquisition of Solectron Corporation on October 1, 2007, we assumed the SLR Plan, including all outstanding options to purchase Solectron Corporation common stock with exercise prices equal to, or less than, $5.00 per share. Each option assumed was converted into an option to acquire our ordinary shares at the applicable exchange rate of 0.345. As a result, we assumed approximately 7.4 million vested and unvested options with exercise prices ranging from between $5.45 and $14.41 per ordinary share.

(7) Includes 3,259,864 ordinary shares issuable upon vesting of share bonus awards granted under the 2002 Plan and the 2004 Plan. The remaining balance consists of ordinary shares issuable upon exercise of outstanding stock options.

(8) There were 788,596 ordinary shares remained available for grant under the 2002 Plan and 2,953,721 ordinary shares remained available for grant under the 2004 Plan. There were approximately 20.8 million shares available for grant under the SLR Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of June 16, 2008, except as otherwise indicated, regarding the beneficial ownership of our ordinary shares by:

- each shareholder known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares;
- each of our named executive officers;
- each director; and
- all executive officers and directors as a group.

Unless otherwise indicated, the address of each of the individuals named below is: c/o Flextronics International Ltd., One Marina Boulevard, #28-00, Singapore 018989.

Information in this table as to our directors, named executive officers and directors and executive officers as a group is based upon information supplied by these individuals. Information in this table as to our greater than 5% shareholders is based solely upon the Schedules 13G filed by these shareholders with the SEC. Where information regarding shareholders is based on Schedules 13G, the number of shares owned is as of the date for which information was provided in such schedules.

Beneficial ownership is determined in accordance with the rules of the SEC that deem shares to be beneficially owned by any person who has voting or investment power with respect to such shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of June 16, 2008, ordinary shares subject to share bonus awards that vest within 60 days of June 16, 2008 and ordinary shares which may be received from the conversion of our 1% Convertible Notes due August 1, 2010 are deemed to be outstanding and to be beneficially owned by the person holding such awards or securities for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all the shares beneficially owned, subject to community property laws where applicable.

In the table below, percentage ownership is based on 836,772,845 ordinary shares outstanding as of June 16, 2008.

Name and Address of Beneficial Owner	Shares Beneficially Owned	
	Number of Shares	Percent
5% Shareholders:		
Entities associated with FMR LLC (1) 82 Devonshire Street, Boston, MA 02109	89,268,327	10.67%
Entities associated with AXA Financial, Inc. (2) 1290 Avenue of the Americas, New York, NY 10104	88,831,913	10.62%
Capital Research Global Investors, a division of Capital Research and Management Company 333 South Hope Street, Los Angeles, CA 90071 (3)	57,262,330	6.84%
Franklin Resources, Inc. (4) One Franklin Parkway, San Mateo, CA 94403	46,971,912	5.61%
Named Executive Officers and Directors:		
Michael M. McNamara (5)	7,163,254	*
Thomas J. Smach (6)	2,050,123	*
Nicholas E. Brathwaite (7)	1,057,969	*
Christopher Collier (8)	577,811	*
Werner Widmann (9)	246,750	*
Richard L. Sharp (10)	178,281	*
James A. Davidson (11)	173,391	*
Carrie L. Schiff (12)	166,667	*
Lip-Bu Tan (13)	118,341	*
Rockwell A. Schnabel (14)	71,354	*
H. Raymond Bingham (15)	31,153	*
Ajay B. Shah (16)	31,153	*
Willy C. Shih	—	*
All executive officers and directors as a group (16 persons) (17)	11,483,886	1.36%

* Less than 1%.

(1) Based on information supplied by FMR LLC in an amended Schedule 13G filed with the SEC on February 14, 2008. FMR LLC and Edward C. Johnson 3d each have sole voting power over 900,377 of these shares and sole dispositive power over 89,268,327 of these shares. Includes 2,323,348 ordinary shares from the assumed conversion of $36,070,000 principal amount of our 1% Convertible Notes due August 1, 2010.

(2) Based on information supplied by AXA Financial, Inc. in an amended Schedule 13G filed with the SEC on February 14, 2007. AllianceBernstein is deemed to have sole voting power for 55,513,020 of these shares, shared voting power for 13,180,455 of these shares and sole dispositive power for 88,821,013 of these shares. AXA Equitable Life Insurance Company is deemed to have sole dispositive power for 10,900 of these shares. Each of AllianceBernstein and AXA Equitable Life Insurance Company is a subsidiary of AXA Financial, Inc.

(3) Based on information supplied by Capital Research Global Investors, a division of Capital Research and Management Company, or CRMC, in a Schedule 13G filed with the SEC on February 12, 2008. As a result of CRMC acting as an investment adviser to various investment companies, Capital Research Global Investors is

deemed to beneficially own all of these shares. Capital Research Global Investors is deemed to have sole voting power for 23,711,870 of these shares and sole dispositive power for 57,262,330 of these shares.

(4) Based on information supplied by Franklin Resources, Inc. in an amended Schedule 13G filed with the SEC on February 6, 2008. Templeton Global Advisors Limited is deemed to have sole voting and dispositive power for 15,784,557 of these shares and shared dispositive power for 1,000,740 of these shares. Templeton Investment Counsel, LLC is deemed to have sole voting power for 15,202,170 of these shares and sole dispositive power for 15,385,050 of these shares. Franklin Templeton Investments Corp. is deemed to have sole voting power for 8,185,120 of these shares and sole dispositive power for 9,500,460 of these shares. Franklin Templeton Portfolio Advisors, Inc. is deemed to have sole voting and dispositive power for 1,459,989 of these shares. Franklin Templeton Investment Management Limited is deemed to have sole dispositive power for 2,821,120 of these shares. Franklin Templeton Investments (Asia) Limited is deemed to have sole voting power for 365,970 of these shares and sole dispositive power for 900,590 of these shares. Franklin Templeton Investments Japan Limited is deemed to have sole voting and dispositive power for 57,930 of these shares. Templeton Asset Management Ltd. is deemed to have sole voting and dispositive power for 25,052 of these shares. Fiduciary Trust Company International is deemed to have sole voting and dispositive power for 36,424 of these shares. The securities are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc., including the investment management subsidiaries, which are listed above.

(5) Includes 6,339,583 shares subject to options exercisable within 60 days of June 16, 2008.

(6) Includes 1,984,583 shares subject to options exercisable within 60 days of June 16, 2008. Also includes 103,040 share units credited to Mr. Smach's account under the Dii Group deferred compensation plan (which had been established by the Dii Group, which we acquired in 2000), which are payable in shares upon distribution from the plan. Mr. Smach may be deemed to have the right to acquire such shares within 60 days of June 16, 2008 because plan participants have the right to withdraw their plan balances (subject to a 10% withdrawal penalty and applicable tax withholdings). Mr. Smach ceased to be an executive officer on June 30, 2008.

(7) Includes 926,257 shares subject to options exercisable within 60 days of June 16, 2008. Mr. Brathwaite ceased to be an executive officer on May 1, 2007.

(8) Includes 535,350 shares subject to options exercisable within 60 days of June 16, 2008.

(9) Includes 246,750 shares subject to options exercisable within 60 days of June 16, 2008.

(10) Includes 178,281 shares subject to options exercisable within 60 days of June 16, 2008.

(11) Includes 45,740 shares held by the Davidson Living Trust of which Mr. Davidson is a trustee. Also includes 24,385 shares held by Silver Lake Technology Management, L.L.C. of which Mr. Davidson is Managing Director. Mr. Davidson disclaims beneficial ownership in the shares owned by Silver Lake Technology Management, L.L.C. except to the extent of his pecuniary interest arising from his interest therein. Also includes 5,000 shares held directly by Mr. Davidson, 94 shares held by the John Alexander Davidson 2000 Irrevocable Trust of which Mr. Davidson is a trustee and 98,172 shares subject to options exercisable within 60 days of June 16, 2008. Mr. Davidson received these options in connection with his service as a member of our board of directors. Under Mr. Davidson's arrangements with respect to director compensation, these 98,172 shares issuable upon exercise of options are expected to be assigned by Mr. Davidson to Silver Lake Technology Management, L.L.C.

(12) Includes 156,667 shares subject to options exercisable within 60 days of June 16, 2008.

(13) Includes 29,385 shares held by the Lip-Bu Tan and Ysa Loo, TTEES, FBO Lip-Bu Tan and Ysa Loo Trust, dated 2/3/92, of which Mr. Tan is a co-trustee and 97,727 shares subject to options exercisable within 60 days of June 16, 2008.

(14) Includes 21,354 shares subject to options exercisable within 60 days of June 16, 2008.

(15) Includes 23,437 shares subject to options exercisable within 60 days of June 16, 2008.

(16) Includes 23,437 shares subject to options exercisable within 60 days of June 16, 2008.

(17) Includes 10,375,949 shares subject to options exercisable within 60 days of June 16, 2008 and 3,000 shares subject to share bonus awards that vest within 60 days of June 16, 2008.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review of Related Person Transactions

Our Code of Business Conduct and Ethics provides guidance for addressing actual or potential conflicts of interests, including those that may arise from transactions and relationships between us and our executive officers or directors. In addition, in order to formalize our policies and procedures for the review, approval or ratification, and disclosure of related person transactions, our board of directors adopted a Statement of Policy with Respect to Related Person Transactions. The policy generally provides that the Audit Committee (or another committee comprised solely of independent directors) will review, approve in advance or ratify, all related person transactions between us and any director, any nominee for director, any executive officer, any beneficial owners of more than 5% of our ordinary shares or any immediate family member of any of the foregoing individuals. Under the policy, some ordinary course transactions or relationships are not required to be reviewed, approved or ratified by the applicable board committee, including, among other things, the following transactions:

- transactions involving less than $25,000 for any individual related person;
- compensation arrangements with directors and executive officers resulting solely from their service on the board or as executive officers, so long as such arrangements are disclosed in our filings with the SEC or, if not required to be disclosed, are approved by our Compensation Committee; and
- indirect interests arising solely from a related person's service as a director and/or owning, together with all other related persons, directly or indirectly, less than a 10% beneficial ownership interest in a third party (other than a partnership) which has entered into or proposes to enter into a transaction with us.

We have various procedures in place to identify potential related person transactions, and the Audit Committee works with our management and our Office of General Counsel in reviewing and considering whether any identified transactions or relationships are covered by the policy. Our Statement of Policy with Respect to Related Person Transactions is included in our Guidelines with Regard to Certain Governance Matters, a copy of which is available along with a copy of the company's Code of Business Conduct and Ethics on the Corporate Governance page of our website at *www.flextronics.com*.

Transactions with Related Persons

Other than compensation agreements and other arrangements described under the sections entitled ***"Executive Compensation"*** beginning on page 39 of this proxy statement and ***"Non-Management Director's Compensation for Fiscal Year 2008"*** beginning on page 9 of this proxy statement and the transactions described below, during fiscal year 2008, there was not, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party:

- in which the amount involved exceeded or will exceed $120,000; and
- in which any director, nominee, executive officer, holder of more than 5% of our ordinary shares or any member of their immediate family had or will have a direct or indirect material interest.

Loans to Executive Officers

Nicholas E. Brathwaite. On May 31, 2003, we loaned $2,839,454 to Mr. Brathwaite prior to the time Mr. Brathwaite became an executive officer. Mr. Brathwaite executed a Secured Full Recourse Promissory Note, a Second Deed of Trust and a Loan and Security Agreement in our favor that bear interest at a rate of 1.49% per year. On

December 13, 2005, prior to the time that Mr. Brathwaite became an executive officer, this loan was amended to extend the maturity date from December 31, 2005 to December 31, 2007. Mr. Brathwaite paid off the outstanding balance of this loan ($3,026,874) on December 27, 2007. The outstanding balance on December 27, 2007 (consisting of $2,839,454 in principal and $187,420 in accrued interest) was the largest aggregate amount of indebtedness outstanding at any time since the beginning of fiscal year 2008.

Glouple. In connection with an investment partnership of our executive officers, Glouple Ventures LLC, from July 2000 through December 2001, we loaned the following amounts to each of Messrs. McNamara and Smach (inclusive of interest accrued through March 31, 2008) and to Mr. Brathwaite (inclusive of interest accrued through December 31, 2007):

Date	Amount of Loan for Messrs. McNamara and Smach	Amount of Loan for Mr. Brathwaite	Interest Rate
July 2000	$ 117,395	$ 115,694	6.40 %
August 2000	$ 76,704	$ 75,621	6.22 %
November 2000	$ 375,496	$ 370,296	6.09 %
August 2001	$ 56,468	$ 55,730	5.72 %
November 2001	$ 43,325	$ 42,731	5.05 %
December 2001	$ 12,403	$ 12,258	5.05 %

The loans were evidenced by promissory notes executed by each of Messrs. McNamara, Smach and Brathwaite in our favor. The loans bear interest at the rates indicated above and mature on August 15, 2010. As of June 30, 2008, the remaining aggregate outstanding balance of the indebtedness of each of Messrs. McNamara and Smach was $691,071 (consisting of principal and accrued interest), which is the largest aggregate amount of indebtedness outstanding at any time since the beginning of fiscal year 2008. Each of Messrs. Smach and McNamara had paid off $625,375 of the outstanding balance of his loan as of July 28, 2008. The remaining aggregate outstanding balance of the indebtedness of Mr. Brathwaite on December 31, 2007 was $672,330 (including accrued interest), which is the largest aggregate amount of indebtedness outstanding at any time since the beginning of fiscal year 2008. Mr. Brathwaite paid off all of the outstanding balance of his loan.

Sale of Interest in Inphi Corporation

In 2008, we sold our minority equity interest in Inphi Corporation to a group of private equity funds, including Pacven Walden Ventures VI, L.P. and Pacven Walden Ventures Parallel VI, L.P., funds affiliated with Walden International (which we refer to as the Walden funds). We had acquired our interest in Inphi in 2004 and 2006 and determined to divest our position because Inphi's product lines developed as specialized technologies that did not provide synergies for our business. The total purchase price for our interest in Inphi was approximately $15.8 millions of which approximately one-third was paid by the Walden funds. Mr. Tan, a member of our board of directors, is the founder and Chairman of Walden International and a director and minority shareholder of the general partner of the Walden funds. The terms of the transaction were based on arms-length negotiations between us and the private equity fund purchasers (including the Walden funds), and were approved by our board of directors as well as by the Audit Committee.

Investment by Silver Lake

In March 2003, we issued $195.0 million aggregate principal amount of our Zero Coupon Convertible Junior Subordinated Notes due 2008 to funds affiliated with Silver Lake. In connection with the issuance of the notes, we appointed James A. Davidson, a co-founder and managing director of Silver Lake, to our board of directors. In July 2006, we entered into an agreement with the Silver Lake noteholders to, among other things (i) extend the maturity date of the notes to July 31, 2009 and (ii) provide for net share settlement of the notes upon maturity. The notes may no longer be converted or redeemed prior to maturity, other than in connection with certain change of control transactions, and upon maturity will be net share settled by the payment of cash equal to the face amount of the notes and the issuance of shares with a value equal to any conversion value in excess of the face amount of the notes. The terms of the transaction were based on arms-length negotiations between us and Silver Lake, and were approved by our board of directors as well as by the Audit Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our ordinary shares to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Based solely on our review of the copies of such forms furnished to us and written representations from our executive officers and directors, we believe that all Section 16(a) filing requirements for the fiscal year ended March 31, 2008 were met, except that a Form 4 for Mr. Sharp was filed on August 20, 2007, reporting grants of stock options on each of September 20, 2001 and July 1, 2002.

SHAREHOLDER PROPOSALS FOR THE 2009 ANNUAL GENERAL MEETING

Shareholder proposals intended for inclusion in the proxy statement for our 2009 annual general meeting must be received by us no later than April 28, 2009. Any shareholder proposals must be mailed to our principal U.S. offices located at 2090 Fortune Drive, San Jose, California, 95131, U.S.A., Attention: Chief Executive Officer. These shareholder proposals may be included in our proxy statement for the 2009 annual general meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in applicable rules and regulations promulgated by the SEC.

In addition, under Section 183 of the Companies Act, registered shareholders representing at least 5% of the total outstanding voting rights or registered shareholders representing not fewer than 100 registered shareholders having an average paid up sum of at least S$500 each may, at their expense, requisition that we include and give notice of their proposal for the 2009 annual general meeting. Subject to satisfaction of the requirements of Section 183 of the Singapore Companies Act, any such requisition must be signed by all the requisitionists and be deposited at our registered office in Singapore, One Marina Boulevard, #28-00, Singapore 018989, at least six weeks prior to the date of the 2009 annual general meeting in the case of a requisition requiring notice of a resolution, or at least one week prior to the date of the 2009 annual general meeting in the case of any other requisition.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Flextronics incorporates by reference the following sections of our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2008:

- Item 8, "Financial Statements and Supplementary Data";
- Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and
- Item 7A, "Quantitative and Qualitative Disclosures About Market Risk".

SINGAPORE STATUTORY FINANCIAL STATEMENTS

Our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2008, which was filed with the SEC on June 24, 2008, includes our audited consolidated financial statements, prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, together with the Independent Registered Public Accounting Firm's Report of Deloitte & Touche LLP, our independent auditors for the fiscal year ended March 31, 2008. We publish our U.S. GAAP financial statements in U.S. dollars, which is the principal currency in which we conduct our business.

Our Singapore statutory financial statements, prepared in conformity with the provisions of the Companies Act will be included with the annual report which will be delivered to our shareholders prior to the date of the 2008 annual general meeting, as required under Singapore law.

Our Singapore statutory financial statements include:

- our consolidated financial statements (which are identical to those included in the Annual Report on Form 10-K/A, described above);
- supplementary financial statements (which reflect solely the company's standalone financial results, with our subsidiaries accounted for under the equity method rather than consolidated);
- a Directors' Report; and
- the Independent Auditors' Report of Deloitte & Touche, our Singapore statutory auditors for the fiscal year ended March 31, 2008.

OTHER MATTERS

Our management does not know of any matters to be presented at the 2008 annual general meeting other than those set forth herein and in the notice accompanying this proxy statement. If any other matters are presented for a vote, the enclosed proxy confers discretionary authority to the individuals named as proxies to vote the shares represented by proxy, as to those matters.

It is important that your shares be represented at the meeting, regardless of the number of shares which you hold. **We urge you to execute promptly and return the accompanying proxy card in the envelope which has been enclosed for your convenience.**

Shareholders who are present at the meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

By order of the board of directors,

Bernard Liew Jin Yang



Joint Secretary

Sophie Lim Lee Cheng



Joint Secretary

July 28, 2008
Singapore

Upon request, we will furnish without charge to each person to whom this proxy statement is delivered a copy of any exhibit listed in our Annual Report on Form 10-K/A for the fiscal year ended March 31, 2008. You may request a copy of this information at no cost, by writing or telephoning us at our principal U.S. offices at:

Flextronics International Ltd.
2090 Fortune Dr.
San Jose, California 95131 U.S.A.
Telephone: (408) 576-7722

FLEXTRONICS INTERNATIONAL LTD.

2001 EQUITY INCENTIVE PLAN

As Adopted August 13, 2001 and amended through September 30, 2008

1. **PURPOSE.** The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, its Parent and Subsidiaries, by offering them an opportunity to participate in the Company's future performance through grants of Awards. Capitalized terms not defined in the text are defined in Section 21.

2. **SHARES SUBJECT TO THE PLAN.**

2.1 Number of Shares Available. Subject to Sections 2.2 and 15, the total number of Shares reserved and available for grant and issuance pursuant to this Plan will be 62,000,000 Shares, plus shares that are subject to issuance upon exercise of an Award but cease to be subject to such Award for any reason other than exercise of such Award. In addition, any authorized shares not issued or subject to outstanding grants under the Company's 1993 Share Option Plan, 1997 Interim Option Plan, 1998 Interim Option Plan, 1999 Interim Option Plan, ASIC International, Inc. Non-Qualified Stock Option Plan, Wave Optics, Inc. 1997 Share Option Plan, Wave Optics, Inc. 2000 Share Option Plan, Chatham Technologies, Inc. Stock Option Plan, Chatham Technologies, Inc. 1997 Stock Option Plan, IEC Holdings Limited 1997 Share Option Scheme, Palo Alto Products International Private Ltd 1996 Share Option Plan, The DII Group, Inc. 1994 Stock Incentive Plan, The DII Group, Inc. 1993 Stock Option Plan, Orbit Semiconductor, Inc. 1994 Stock Incentive Plan, Telcom Global Solutions Holdings, Inc. 2000 Equity Incentive Plan, Telcom Global Solutions, Inc. 2000 Stock Option Plan, KMOS Semi-Customs, Inc. 1989 Stock Option Plan, and KMOS Semi-Customs, Inc. 1990 Non-Qualified Stock Option Plan, (each a "**Prior Plan**" and collectively, the "**Prior Plans**") and any shares subject to outstanding grants that are forfeited and/or that are issuable upon exercise of options granted pursuant to the Prior Plans that expire or become unexercisable for any reason without having been exercised in full, will no longer be available for grant and issuance under the Prior Plans, but will be available for grant and issuance under this Plan. At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Awards granted under this Plan. No more than 30,000,000 Shares shall be issued as ISOs and no more than 20,000,000 Shares shall be issued as Stock Bonuses.

2.2 Adjustment of Shares. Should any change be made to the Shares issuable under the Plan by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares, spin-off or other change affecting the outstanding Shares as a class without the Company's receipt of consideration, then appropriate adjustments shall be made to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the maximum number and/or class of securities for which any Participant may be granted Awards under the terms of the Plan or that may be granted generally under the terms of the Plan, (iii) the number and/or class of securities and price per Share in effect under each Award outstanding under Sections 5, 7, and 20, and (iv) the number and/or class of securities for which automatic Option grants are to be subsequently made to newly elected or continuing Outside Directors under Section 7. Such adjustments to the outstanding Awards are to be effected in a manner which shall preclude the enlargement or dilution of rights and benefits under such Awards, provided, however, that (i) fractions of a Share will not be issued but will be replaced by a cash payment equal to the Fair Market Value of such fraction of a Share, as determined by the Committee. The adjustments determined by the Committee shall be final, binding and conclusive. The repricing, replacement or regranting of any previously granted Award, through cancellation or by lowering the Exercise Price or Purchase Price of such Award, shall be prohibited unless the shareholders of the Company first approve such repricing, replacement or regranting.

3. **ELIGIBILITY.** All Awards may be granted to employees, officers and directors of the Company or any Parent or Subsidiary of the Company. No person will be eligible to receive more than 6,000,000 Shares in any calendar year under this Plan pursuant to the grant of Awards hereunder; provided, however, that no Outside Director will be eligible to receive more than 100,000 Shares, in the aggregate, in any calendar year under this Plan pursuant to the grant of Awards hereunder. A person may be granted more than one Award under this Plan.

4. **ADMINISTRATION.**

4.1 Committee Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Except for automatic grants to Outside Directors pursuant to Section 7 hereof, and subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan. Except for automatic grants to Outside Directors pursuant to Section 7 hereof, the Committee will have the authority to:

(a) construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

(b) prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

(c) select persons to receive Awards;

(d) determine the form and terms of Awards;

(e) determine the number of Shares or other consideration subject to Awards;

(f) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent or Subsidiary of the Company;

(g) grant waivers of Plan or Award conditions;

(h) determine the vesting, exercisability and payment of Awards;

(i) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(j) determine whether an Award has been earned; and

(k) make all other determinations necessary or advisable for the administration of this Plan.

4.2 Committee Discretion. Except for automatic grants to Outside Directors pursuant to Section 7 hereof, any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of this Plan or Award, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Award under this Plan. The Committee may delegate to one or more officers of the Company the authority to grant an Award under this Plan to Participants who are not Insiders of the Company.

5. **OPTIONS.** The Committee may grant Options to eligible persons and will determine whether such Options will be Incentive Stock Options within the meaning of the Code ("**ISOs**") or Nonqualified Stock Options ("**NQSOs**"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

5.1 Form of Option Grant. Each Option granted under this Plan will be evidenced by an Award Agreement which will expressly identify the Option as an ISO or an NQSO ("**Stock Option Agreement**"), and, except as otherwise required by the terms of Section 7 hereof, will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan.

5.2 Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee. The Stock Option Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option.

5.3 Exercise Period. Options may be exercisable within the times or upon the events determined by the Committee as set forth in the Stock Option Agreement governing such Option; provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted; and provided further that (i) no ISO granted to a person who directly or by attribution owns more than ten percent

(10%) of the total combined voting power of all classes of shares or stock of the Company or of any Parent or Subsidiary of the Company ("**Ten Percent Shareholder**") will be exercisable after the expiration of five (5) years from the date the ISO is granted and (ii) no Option granted to a person who is not an employee of the Company or any Parent or Subsidiary of the Company on the date of grant of that Option will be exercisable after the expiration of five (5) years from the date the Option is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4 Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted; provided that: (i) the Exercise Price will be not less than 100% of the Fair Market Value of the Shares on the date of grant; and (ii) the Exercise Price of any ISO granted to a Ten Percent Shareholder will not be less than 110% of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 6 of this Plan.

5.5 Method of Exercise.

(a) Options may be exercised only by delivery to the Company (or as the Company may direct) of a written stock option exercise agreement (the "**Exercise Agreement**") (in the case of a written Exercise Agreement, in the form approved by the Board or the Committee, which need not be the same for each Participant), in each case stating the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding Participant's investment intent and access to information and other matters, if any, as may be required or desirable by the Company to comply with applicable securities laws, together with payment in full of the Exercise Price for the number of Shares being purchased.

(b) A written Exercise Agreement may be communicated electronically through the use of such security device (including, without limitation, any logon identifier, password, personal identification number, smartcard, digital certificate, digital signature, encryption device, electronic key, and/or other code or any access procedure incorporating any one or more of the foregoing) as may be designated by the Board or the Committee for use in conjunction with the Plan from time to time ("**Security Device**"), or via an electronic page, site, or environment designated by the Company which is accessible only through the use of such Security Device, and such written Exercise Agreement shall thereby be deemed to have been sent by the designated holder of such Security Device. The Company (or its agent) may accept and act upon any written Exercise Agreement issued and/or transmitted through the use of the Participant's Security Device (whether actually authorized by the Participant or not) as his authentic and duly authorized Exercise Agreement and the Company (or its agent) may treat such Exercise Agreement as valid and binding on the Participant notwithstanding any error, fraud, forgery, lack of clarity or misunderstanding in the terms of such Exercise Agreement. All written Exercise Agreements issued and/or transmitted through the use of the Participant's Security Device (whether actually authorized by the Participant or not) are irrevocable and binding on the Participant upon transmission to the Company (or as the Company may direct) and the Company (or its agent) shall be entitled to effect, perform or process such Exercise Agreement without the Participant's further consent and without further reference to the Participant.

(c) The Company's records of the Exercise Agreements (whether delivered or communicated electronically or in printed form), and its record of any transactions maintained by any relevant person authorized by the Company relating to or connected with the Plan, whether stored in audio, electronic, printed or other form, shall be binding and conclusive on the Participant and shall be conclusive evidence of such Exercise Agreements and/or transactions. All such records shall be admissible in evidence and, in the case of a written Exercise Agreement which has been communicated electronically, the Participant shall not challenge or dispute the admissibility, reliability, accuracy or the authenticity of the contents of such records merely on the basis that such records were incorporated and/or set out in electronic form or were produced by or are the output of a computer system, and the Participant waives any of his rights (if any) to so object.

5.6 Termination. Notwithstanding the exercise periods set forth in the Stock Option Agreement, exercise of an Option will always be subject to the following:

(a) If the Participant is Terminated for any reason except death or Disability, then the Participant may exercise such Participant's Options only to the extent that such Options would have been exercisable upon the Termination Date no later than three (3) months after the Termination Date (or such shorter or longer time period not exceeding five (5) years as may be determined by the Committee, provided, that any Option which is exercised beyond three (3) months after the Termination Date shall be deemed to be an NQSO), but in any event no later than the expiration date of the Options.

(b) If the Participant is Terminated because of the Participant's death or Disability (or the Participant dies within three (3) months after a Termination other than for Cause or because of the Participant's Disability), then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the Termination Date and must be exercised by the Participant (or the Participant's legal representative or authorized assignee) no later than twelve (12) months after the Termination Date (or such shorter or longer time period not exceeding five (5) years as may be determined by the Committee, provided, that any Option which is exercised beyond twelve (12) months after the Termination Date when the Termination is for Participant's Disability, shall be deemed to be an NQSO), but in any event no later than the expiration date of the Options.

(c) If the Participant is terminated for Cause, then the Participant's Options shall expire on such Participant's Termination Date, or at such later time and on such conditions as are determined by the Committee (but in any event, no later than the expiration date of the Options).

5.7 Limitations on Exercise. The Committee may specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.8 Limitations on ISO. The aggregate Fair Market Value (determined as of the date of grant) of Shares with respect to which ISO are exercisable for the first time by a Participant during any calendar year (under this Plan or under any other incentive stock option plan of the Company, Parent or Subsidiary of the Company) will not exceed US$100,000. If the Fair Market Value of Shares on the date of grant with respect to which ISO are exercisable for the first time by a Participant during any calendar year exceeds US$100,000, then the Options for the first US$100,000 worth of Shares to become exercisable in such calendar year will be ISO and the Options for the amount in excess of US$100,000 that become exercisable in that calendar year will be NQSOs. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date of this Plan to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISO, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.9 Modification, Extension or Renewal. The Committee may modify, extend or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted, and provided further that the exercise period of any Option may not in any event be extended beyond the periods specified in Section 5.3. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code.

5.10 No Disqualification. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISO will be interpreted, amended or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

6. PAYMENT FOR SHARE PURCHASES.

6.1 Payment. Payment for Shares purchased pursuant to this Plan may be made in cash (by check) or, where expressly approved for the Participant by the Committee and where permitted by law:

(a) by cancellation of indebtedness of the Company to the Participant;

(b) by waiver of compensation due or accrued to the Participant for services rendered;

(c) with respect only to purchases upon exercise of an Option, and provided that a public market for the Company's Shares exists:

(i) through a "same day sale" commitment from the Participant and a broker-dealer that is a member of the National Association of Securities Dealers (an "**NASD Dealer**") whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

(ii) through a "margin" commitment from the Participant and a NASD Dealer whereby the Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company;

(d) conversion of a convertible note issued by the Company, the terms of which provide that it is convertible into Shares issuable pursuant to the Plan (with the principal amount and any accrued interest being converted and credited dollar for dollar to the payment of the Exercise Price); or

(e) by any combination of the foregoing.

7. AUTOMATIC GRANTS TO OUTSIDE DIRECTORS.

7.1 Types of Options and Shares. Options granted under this Plan and subject to this Section 7 shall be NQSOs.

7.2 Eligibility. Options subject to this Section 7 shall be granted only to Outside Directors. In no event, however, may any Outside Director be granted any Options under this Section 7 if such grant is (a) prohibited, or (b) restricted (either absolutely or subject to various securities requirements, whether legal or administrative, being complied with), in the jurisdiction in which such Outside Director is resident under the relevant securities laws of that jurisdiction.

7.3 Initial Grant. Each Outside Director who first becomes a member of the Board after the Effective Date will automatically be granted an Option for 25,000 Shares (an "**Initial Grant**") on the date such Outside Director first becomes a member of the Board. Each Outside Director who became a member of the Board on or prior to the Effective Date and who did not receive a prior option grant (under this Plan or otherwise and from the Company or any of its corporate predecessors) will receive an Initial Grant on the Effective Date.

7.4 Succeeding Grant. Immediately following each Annual General Meeting of shareholders of the Company, each Outside Director will automatically be granted an Option for 12,500 Shares (a "**Succeeding Grant**"), provided, that the Outside Director is a member of the Board immediately following such Annual General Meeting.

7.5 Vesting and Exercisability. The date an Outside Director receives an Initial Grant or a Succeeding Grant is referred to in this Plan as the "**Start Date**" for such Option.

(a) Initial Grant. Each Initial Grant will vest and be exercisable as to 25% of the Shares on the first one year anniversary of the Start Date for such Initial Grant, and thereafter as to 1/48 of the Shares at the end of each full succeeding month, so long as the Outside Director continuously remains a director or a consultant of the Company.

(b) Succeeding Grant. Each Succeeding Grant will vest and be exercisable as to 25% of the Shares on the first one year anniversary of the Start Date for such Succeeding Grant, and thereafter as to 1/48 of the Shares at the end of each full succeeding month, so long as the Outside Director continuously remains a director or a consultant of the Company. No Options granted to an Outside Director will be exercisable after the expiration of five (5) years from the date the Option is granted to such Outside Director. If the Outside Director is Terminated, the Outside Director may exercise such Outside Director's

Options only to the extent that such Options would have been exercisable upon the Termination Date for such period as set forth in Section 5.6. Notwithstanding any provision to the contrary, in the event of a Corporate Transaction described in Section 15.1, the vesting of all Options granted to Outside Directors pursuant to this Section 7 will accelerate and such Options will become exercisable in full prior to the consummation of such event at such times and on such conditions as the Committee determines, and must be exercised, if at all, within three (3) months of the consummation of said event. Any Options not exercised within such three-month period shall expire. Notwithstanding any provision to the contrary, in the event of a Hostile Take-Over, the Outside Director shall have a thirty-day period in which to surrender to the Company each option held by him or her under this Plan for a period of at least six (6) months. The Outside Director shall in return be entitled to a cash distribution from the Company in an amount equal to the excess of (i) the Take-Over Price of the Shares at the time subject to the surrendered Option (whether or not the Option is otherwise at the time exercisable for those Shares) over (ii) the aggregate Exercise Price payable for such Shares. Such cash distribution shall be paid within five (5) days following the surrender of the Option to the Company. Neither the approval of the Committee nor the consent of the Board shall be required in connection with such option surrender and cash distribution. The Shares subject to each Option surrendered in connection with the Hostile Take-Over shall NOT be available for subsequent issuance under the Plan.

7.6 **Exercise Price.** The Exercise Price of an Option pursuant to an Initial Grant and Succeeding Grant shall be the Fair Market Value of the Shares, at the time that the Option is granted.

8. WITHHOLDING TAXES.

8.1 **Withholding Generally.** Whenever Shares are to be issued in satisfaction of Awards granted under this Plan, the Company may require the Participant to remit to the Company an amount sufficient to satisfy federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such Shares. Whenever, under this Plan, payments in satisfaction of Awards are to be made in cash, such payment will be net of an amount sufficient to satisfy federal, state, and local withholding tax requirements.

8.2 **Stock Withholding.** When, under applicable tax laws, a Participant incurs tax liability in connection with the exercise or vesting of any Award that is subject to tax withholding and the Participant is obligated to pay the Company the amount required to be withheld, the Committee may in its sole discretion, and subject to compliance with all applicable laws and regulations, allow the Participant to satisfy the minimum withholding tax obligation by electing to have the Company withhold from the Shares to be issued that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld, determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose will be made in accordance with the requirements established by the Committee and be in writing in a form acceptable to the Committee.

9. TRANSFERABILITY.

9.1 Except as otherwise provided in this Section 9, Awards granted under this Plan, and any interest therein, will not be transferable or assignable by a Participant, and may not be made subject to execution, attachment or similar process, otherwise than by will or by the laws of descent and distribution or as determined by the Committee and set forth in the Award Agreement with respect to Awards. Notwithstanding the foregoing, (i) Participants may transfer or assign their Options to Family Members through a gift or a domestic relations order (and not in a transfer for value), and (ii) if the terms of the applicable instrument evidencing the grant of an Option so provide, Participants who reside outside of the United States and Singapore may assign their Options to a financial institution outside of the United States and Singapore that has been approved by the Committee, in accordance with the terms of the applicable instrument, subject to Code regulations providing that any transfer of an ISO may cause such ISO to become a NQSO. The Participant shall be solely responsible for effecting any such assignment, and for ensuring that such assignment is valid, legal and binding under all applicable laws. The Committee shall have the discretion to adopt such rules as it deems necessary to ensure that any assignment is in compliance with all applicable laws.

9.2 All Awards other than NQSO's. All Awards other than NQSO's shall be exercisable: (i) during the Participant's lifetime, only by (A) the Participant, or (B) the Participant's guardian or legal representative; and (ii) after Participant's death, by the legal representative of the Participant's heirs or legatees. 9.3 NQSOs. Unless otherwise restricted by the Committee, an NQSO shall be exercisable: (i) during the Participant's lifetime only by (A) the Participant, (B) the Participant's guardian or legal representative, (C) a Family Member of the Participant who has acquired the NQSO by "permitted transfer;" as defined below, (ii) by a transferee that is permitted pursuant to clause (ii) of Section 9.2, for such period as may be authorized by the terms of the applicable instrument evidencing the grant of the applicable Option, or by the Committee, and (iii) after Participant's death, by the legal representative of the Participant's heirs or legatees. "Permitted transfer" means any transfer of an interest in such NQSO by gift or domestic relations order effected by the Participant during the Participant's lifetime. A permitted transfer shall not include any transfer for value; provided that the following shall be permitted transfers and shall not be considered to be transfers for value: (a) a transfer under a domestic relations order in settlement of marital property rights or (b) a transfer to an entity in which more than fifty percent of the voting interests are owned by Family Members or the Participant in exchange for an interest in that entity.

10. PRIVILEGES OF STOCK OWNERSHIP. No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are issued to the Participant. After Shares are issued to the Participant, the Participant will be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares.

11. CERTIFICATES. All certificates for Shares or other securities delivered under this Plan will be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted.

12. EXCHANGE AND BUYOUT OF AWARDS. The Committee may, at any time or from time to time and subject to compliance with all applicable laws and regulations, authorize the Company, with the consent of the respective Participants, to issue new Awards in exchange for the surrender and cancellation of any or all outstanding Awards. The Committee may at any time and subject to compliance with all applicable laws and regulations buy from a Participant an Award previously granted with payment in cash, Shares or other consideration, based on such terms and conditions as the Committee and the Participant may agree.

13. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable federal and state securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and/or (b) completion of any registration or other qualification of such Shares under any state or federal law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any state securities laws, stock exchange or automated quotation system, and the Company will have no liability for any inability or failure to do so.

14. NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent or Subsidiary of the Company or limit in any way the right of the Company or any Parent or Subsidiary of the Company to terminate Participant's employment or other relationship at any time, with or without cause.

15. CORPORATE TRANSACTIONS.

15.1 Assumption or Replacement of Awards by Successor. Except for automatic grants to Outside Directors pursuant to Section 7 hereof, in the event of (a) a dissolution or liquidation of the Company, (b) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the shareholders of the Company or their relative share holdings and the Awards granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants), (c) a merger in which the Company is the surviving corporation but after which the shareholders of the Company immediately prior to such merger (other than any shareholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, (d) the sale of substantially all of the assets of the Company, or (e) the acquisition, sale, or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction (each, a "**Corporate Transaction** "), each Option which is at the time outstanding under this Plan shall automatically accelerate so that each such Option shall, immediately prior to the specified effective date for the Corporate Transaction, become fully exercisable with respect to the total number of Shares at the time subject to such Option and may be exercised for all or any portion of such Shares. However, subject to the specific terms of a Participant's Award Agreement, an outstanding Option under this Plan shall not so accelerate if and to the extent: (i) such Option is, in connection with the Corporate Transaction, either to be assumed by the successor corporation or parent thereof or to be replaced with a comparable Option to purchase shares of the capital stock of the successor corporation or parent thereof, (ii) such Option is to be replaced with a cash incentive program of the successor corporation which preserves the Option spread existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same vesting schedule applicable to such Option or (iii) the acceleration of such Option is subject to other limitations imposed by the Committee at the time of the Option grant. The determination of Option comparability under clause (i) above shall be made by the Committee, and its determination shall be final, binding and conclusive.

15.2 Other Treatment of Awards. Subject to any greater rights granted to Participants under the foregoing provisions of this Section 15 or other specific terms of a Participant's Award Agreement, in the event of the occurrence of any Corporate Transaction described in Section 15.1, any outstanding Awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets.

15.3 Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company's award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the Exercise Price and the number and nature of Shares issuable upon exercise of any such Option will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option rather than assuming an existing Option, such new Option may be granted with a similarly adjusted Exercise Price.

16. ADOPTION AND SHAREHOLDER APPROVAL. This Plan will become effective on the date on which the Board adopts the Plan (the "**Effective Date**"). This Plan shall be approved by the shareholders of the Company (excluding Shares issued pursuant to this Plan), consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board. Upon the Effective Date, the Committee may grant Awards pursuant to this Plan; provided, however, that: (a) no Option may be exercised prior to initial shareholder approval of this Plan; (b) no Option granted pursuant to an increase in the number of Shares subject to this Plan approved by the Board will be exercised prior to the time such increase has been approved by the shareholders of the Company; (c) in the event that initial shareholder approval is not obtained within the time period provided herein, all Awards granted hereunder shall be cancelled; and (d) in the event that shareholder approval of such increase is not obtained within the time period provided herein, all Awards granted pursuant to such increase will be cancelled.

17. TERM OF PLAN/GOVERNING LAW. Unless earlier terminated as provided herein, this Plan will terminate ten (10) years from the date this Plan is adopted by the Board or, if earlier, the date of shareholder approval. This Plan and all agreements thereunder shall be governed by and construed in accordance with the laws of the State of California.

18. AMENDMENT OR TERMINATION OF PLAN. The Board has complete and exclusive power and authority to amend or modify the Plan (or any component thereof) in any or all respects whatsoever. However, (i) no such amendment or modification shall adversely affect rights and obligations with respect to Options at the time outstanding under the Plan, unless the Participant consents to such amendment, and (ii) the automatic grants to Outside Directors pursuant to Section 7 may not be amended at intervals more frequently than once every six (6) months, other than to the extent necessary to comply with applicable U.S. income tax laws and regulations. In addition, the Board may not, without the approval of the Company's shareholders, amend the Plan to (i) materially increase the maximum number of Shares issuable under the Plan or the number of Shares for which Options may be granted per newly-elected or continuing Outside Director or the maximum number of Shares for which any one individual participating in the Plan may be granted Options, (ii) materially modify the eligibility requirements for plan participation or (iii) materially increase the benefits accruing to Participants. The Board may at any time terminate or amend this Plan in any respect, including without limitation amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan; provided, however, that the Board will not, without the approval of the shareholders of the Company, amend this Plan in any manner that requires such shareholder approval.

19. NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the shareholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock options and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

20. STOCK BONUSES.

20.1 Stock Bonuses Generally. A Stock Bonus is a grant of Shares by the Company to an individual who has satisfied the terms and conditions set by the Committee on the making of such grant. The Committee will determine to whom a grant may be made, the number of Shares that may be granted, the restrictions to the making of such grant, and all other terms and conditions of the Stock Bonus, subject to the restrictions set forth in Section 20.2 hereof. The conditions to grant may be based upon completion of a specified number of years of service with the Company or upon completion of the performance goals as set out by the Committee. Grants of Stock Bonuses may vary from Participant to Participant and between groups of Participants. Prior to the grant of a Stock Bonus, the Committee shall: (a) determine the nature, length and starting date of any Performance Period that may be a condition precedent to grant of a Stock Bonus; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Prior to the grant of any Stock Bonus, the Committee shall determine the extent to which such Stock Bonus has been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Stock Bonuses that are subject to different Performance Periods and having different performance goals and other criteria.

20.2 Restrictions on Stock Bonus Awards.

(a) Any Stock Bonuses with vesting based on Performance Factors shall have a minimum Performance Period of one year, and any Stock Bonuses with vesting based solely on the passage of time and continued service to the Company shall have a minimum Performance Period of three years (collectively, the "**Stock Bonus Restriction Periods**").

(b) The Stock Bonus Restriction Periods may not be waived except in the case of death, Disability, Termination or a Corporate Transaction.

(c) Stock Bonuses granted not in accordance with the Stock Bonus Restriction Periods may not exceed five percent (5%) of the total Shares reserved and available for grant and issuance pursuant to this Plan, including (i) shares that are subject to issuance upon exercise of an Award but cease to be subject to such Award for any reason other than exercise of such Award; (ii) any authorized shares not issued or subject to outstanding grants under the Prior Plans; and (iii) any shares subject to outstanding grants that are forfeited and/or that are issuable upon exercise of options granted pursuant to the Prior Plans that expire or become unexercisable for any reason without having been exercised in full.

21. DEFINITIONS. As used in this Plan, the following terms will have the following meanings:

"**Award**" means any Options or shares from Stock Bonuses granted under this Plan.

"**Award Agreement**" means, with respect to each Award, the signed written agreement between the Company and the Participant setting forth the terms and conditions of the Award.

"**Board**" means the Board of Directors of the Company.

"**Cause**" means (a) the commission of an act of theft, embezzlement, fraud, dishonesty, (b) a breach of fiduciary duty to the Company or a Parent or Subsidiary of the Company or (c) a failure to materially perform the customary duties of the employee's employment.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Committee**" means the Compensation Committee of the Board.

"**Company**" means Flextronics International Ltd. or any successor corporation.

"**Disability**" means total and permanent disability as defined in Section 22(e)(3) of the Code.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Exercise Price**" means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option.

"**Fair Market Value**" means, as of any date, the value of the Shares determined as follows:

(a) if such Shares are then quoted on the Nasdaq National Market, the closing price of such Shares on the Nasdaq National Market on the date of determination as reported in The Wall Street Journal;

(b) if such Shares are publicly traded and are then listed on a national securities exchange, the closing price of such Shares on the date of determination on the principal national securities exchange on which the Shares are listed or admitted to trading as reported in The Wall Street Journal;

(c) if such Shares are publicly traded but are not quoted on the Nasdaq National Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal; or

(d) if none of the foregoing is applicable, by the Committee in good faith.

"**Family Member**" includes any of the following:

(a) child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Participant, including any such person with such relationship to the Participant by adoption;

(b) any person (other than a tenant or employee) sharing the Participant's household;

(c) a trust in which the persons in (a) and (b) have more than fifty percent of the beneficial interest;

(d) a foundation in which the persons in (a) and (b) or the Participant control the management of assets; or

(e) any other entity in which the persons in (a) and (b) or the Participant own more than fifty percent of the voting interest.

"**Hostile Take-Over**" means a change in ownership of the Company effected through the following transaction:

(a) the direct or indirect acquisition by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's shareholders which the Board does not recommend such shareholders to accept, and

(b) the acceptance of more than fifty percent (50%) of the securities so acquired in such tender or exchange offer from holders other than Insiders.

"**Insider**" means an officer or director of the Company or any other person whose transactions in the Company's Shares are subject to Section 16 of the Exchange Act.

"**Option**" means an award of an option to purchase Shares pursuant to Sections 5 and 7.

"**Outside Director**" means a member of the Board who is not an employee of the Company or any Parent or Subsidiary.

"**Parent**" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing more than 50% of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"**Participant**" means a person who receives an Award under this Plan.

"**Performance Factors**" means the factors selected by the Committee from among the following measures to determine whether the performance goals established by the Committee and applicable to Awards have been satisfied:

(a) Net revenue and/or net revenue growth;

(b) Earnings before income taxes and amortization and/or earnings before income taxes and amortization growth;

(c) Operating income and/or operating income growth;

(d) Net income and/or net income growth;

(e) Earnings per share and/or earnings per share growth;

(f) Total stockholder return and/or total stockholder return growth;

(g) Return on equity;

(h) Operating cash flow return on income;

(i) Adjusted operating cash flow return on income;

(j) Economic value added; and

(k) Individual confidential business objectives.

"**Performance Period**" means the period of service determined by the Committee, not to exceed five years, during which years of service or performance is to be measured for Awards.

"**Plan**" means this Flextronics International Ltd. 2001 Equity Incentive Plan, as amended from time to time.

"**SEC**" means the Securities and Exchange Commission.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Shares**" means ordinary shares of no par value each in the capital of the Company reserved for issuance under this Plan, as adjusted pursuant to Sections 2 and 15, and any successor security.

"**Stock Bonus**" means an award of Shares pursuant to Section 20.

"**Subsidiary**" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing more than 50% of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"**Take-Over Price**" means the greater of (a) the Fair Market Value per Share on the date the particular Option to purchase Shares is surrendered to the Company in connection with a Hostile Take-Over or (b) the highest reported price per Share paid by the tender offeror in effecting such Hostile Take-Over. However, if the surrendered Option is an ISO, the Take-Over Price shall not exceed the clause (a) price per Share.

"**Termination**" or "**Terminated**" means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide services as an employee, officer or director to the Company or a Parent or Subsidiary of the Company. An employee will not be deemed to have ceased to provide services in the case of (i) sick leave, (ii) military leave, or (iii) any other leave of absence approved by the Committee, provided, that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing. In the case of any employee on an approved leave of absence, the Committee may make such provisions respecting suspension of vesting of the Award while on leave from the employ of the Company or a Subsidiary as it may deem appropriate, except that in no event may an Option be exercised after the expiration of the term set forth in the Stock Option Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services (the "**Termination Date**").

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K/A
Amendment No. 1

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended March 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-23354

FLEXTRONICS INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

Singapore	**Not Applicable**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
One Marina Boulevard, #28-00 Singapore	**018989**
(Address of registrant's principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code
(65) 6890 7188

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Ordinary Shares, No Par Value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act — NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of September 28, 2007, the last business day of the registrant's most recently completed second fiscal quarter, there were 610,044,016 shares of the registrant's ordinary shares outstanding, and the aggregate market value of such shares held by non-affiliates of the registrant (based upon the closing sale price of such shares on the NASDAQ Stock Market LLC (NASDAQ Global Select Market) on September 28, 2007) was approximately $6.8 billion.

As of May 19, 2008, there were 836,359,916 shares of the registrant's ordinary shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts into Which Incorporated
Proxy Statement to be delivered to shareholders in connection with the Registrant's 2008 Annual General Meeting of Shareholders	Part II — "Securities Authorized For Issuance Under Equity Compensation Plans" and Part III

Annual Report on Form 10-K

TABLE OF CONTENTS

Annual Report

EXPLANATORY NOTE

Flextronics International Ltd. ("Flextronics" or the "Company") is filing this Amendment No. 1 on Form 10-K/A (this "Amendment No. 1") to amend its Annual Report on Form 10-K for the fiscal year ended March 31, 2008, as filed with the Securities and Exchange Commission ("SEC") on May 23, 2008 (the "Original Filing"), for the purpose of providing summary financial and other information relating to the Company's previously held investment in the common stock of Relacom Holding AB ("Relacom") as a result of an agreement with the staff of the SEC to provide such information in lieu of the separate audited financial statements of Relacom required under Rule 3-09 of Regulation S-X.

Amendment No. 1 amends the Original Filing as follows

- Part II, Item 7, *"Management's Discussion & Analysis of Financial Condition and Results of Operations"* has been amended to include additional disclosure relating to impairment charges associated with the Company's Relacom investment under the heading "Other charges (income), net."

- Part II, Item 8, *"Financial Statements and Supplementary Data"* has been amended to include condensed consolidated statements of operations and cash flows information for Relacom for the periods from March 1, 2007 through the date of disposition on January 7, 2008, from March 1, 2006 through February 28, 2007 and from August 19, 2005 (inception) through February 28, 2006, and to include condensed consolidated balance sheet information as of February 28, 2007 under the heading "Summary of Accounting Policies" in Note 2 to the Consolidated Financial Statements. In addition, an updated opinion of Deloitte & Touche LLP is included in this Item.

New certifications of the Company's principal executive officer and principal financial officer have been attached as exhibits to this Amendment No. 1. Except as set forth above, no other changes have been made to the Original Filing. This Amendment No. 1 continues to speak as of the date of the Original Filing and the Company has not updated the disclosure in this Amendment No. 1 to reflect events which occurred following the date of the Original Filing. Accordingly, this Amendment No. 1 should be read together with all other filings the Company has made with the Securities and Exchange Commission subsequent to the filing date of the Original Filing.

PART I
FORWARD-LOOKING STATEMENTS

Unless otherwise specifically stated, references in this report to "Flextronics," "the Company," "we," "us," "our" and similar terms mean Flextronics International Ltd. and its subsidiaries.

Except for historical information contained herein, certain matters included in this annual report on Form 10-K are, or may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "will," "may," "designed to," "believe," "should," "anticipate," "plan," "expect," "intend," "estimate" and similar expressions identify forward-looking statements, which speak only as of the date of this annual report. These forward-looking statements are contained principally under Item 1, "Business," and under Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Because these forward-looking statements are subject to risks and uncertainties, actual results could differ materially from the expectations expressed in the forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include those described in Item 1A, "Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements. We undertake no obligation to update or revise these forward-looking statements to reflect subsequent events or circumstances.

ITEM 1. *BUSINESS*

OVERVIEW

We are a leading global provider of vertically-integrated advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") in the following markets:

- Infrastructure, which includes networking and communications equipment, such as base stations, core routers and switches, optical and optical network terminal ("ONT") equipment, and connected home products, such as set-top boxes and DSL/cable modems;
- Mobile communication devices, which includes handsets operating on a number of different platforms such as GSM, CDMA, TDMA and WCDMA;
- Computing, which includes products such as desktop, handheld and notebook computers, electronic games and servers;
- Consumer digital devices, which includes products such as home entertainment equipment, printers, copiers and cameras;
- Industrial, Semiconductor and White Goods, which includes products such as home appliances, industrial meters, bar code readers, self-service kiosks and test equipment;
- Automotive, Marine and Aerospace, which includes products such as navigation instruments, radar components, and instrument panel and radio components;
- Medical devices, which includes products such as drug delivery, diagnostic, telemedicine devices and disposable devices.

We are one of the world's largest EMS providers, with revenue of $27.6 billion in fiscal year 2008. As of March 31, 2008, our total manufacturing capacity was approximately 27.0 million square feet in over 25 countries across four continents. In fiscal year 2008, our sales in Asia, the Americas and Europe represented 56%, 28% and 16% of our total net sales, respectively, based on the location of the manufacturing site. We have established an extensive network of manufacturing facilities in the world's major electronics markets (Asia, the Americas and Europe), with planned expansion into emerging electronics markets, in order to serve the growing outsourcing needs of both multinational and regional OEMs.

Our portfolio of customers consists of many of the technology industry's leaders, including Casio, Cisco Systems, Dell, Eastman Kodak, Ericsson, Hewlett-Packard, Microsoft, Motorola, Nortel, Sony-Ericsson, Sun Microsystems and Xerox.

We are a globally-recognized leading provider of end-to-end, vertically-integrated global supply chain services through which we design, build, ship and service a complete packaged product for our OEM customers. These vertically-integrated services increase customer competitiveness by delivering improved product quality, leading manufacturability, improved performance, faster time-to-market and reduced costs. We remain firmly committed to the competitive advantage of vertical integration, along with the continuous development of our design capabilities in each of our major product categories. Our OEM customers leverage our services to meet their requirements throughout their products' entire life cycles. The services we offer across all the markets we serve include:

- Printed Circuit Board and Flexible Circuit Fabrication;
- Systems Assembly and Manufacturing;
- Logistics;
- After-Sales Services;
- Design and Engineering Services;
- Original Design Manufacturing ("ODM") Services; and
- Components Design and Manufacturing.

We believe that our vertically-integrated capabilities provide us with a competitive advantage in the market for designing and manufacturing electronics products for leading multinational and regional OEMs. Through these services and capabilities, we simplify the global product development process and provide meaningful time and cost savings for our customers.

We have actively pursued acquisitions of businesses and purchases of manufacturing facilities, design and engineering resources and technologies in order to expand worldwide operations, broaden service offerings, diversify and strengthen customer relationships, and enhance our competitive position as a leading provider of comprehensive outsourcing solutions. On October 1, 2007, we completed the acquisition of 100% of the outstanding common stock of Solectron Corporation ("Solectron") in a stock and cash transaction valued at approximately $3.6 billion. Through this acquisition, we broadened our EMS capabilities, increased our scale, diversified our customer base and markets, and enhanced our ability to design, build and ship products for, and service, our customers. Refer to Note 12, "Business and Asset Acquisitions and Divestitures," to the Consolidated Financial Statements for further discussion.

INDUSTRY OVERVIEW

Outsourcing demand for advanced manufacturing capabilities, design and engineering services and after-market services continues its long-term growth pattern. The total available market for outsourcing electronic manufacturing services continues to remain relatively unpenetrated with penetration rates estimated to be less than 25%. Demand continues to increase for several reasons, including the intensely competitive nature of the electronics industry, the continually increasing complexity and sophistication of electronics products, pressure on OEMs to reduce product costs, and shorter product life cycles. As a result, the number of OEMs that utilize EMS providers as part of their business and manufacturing strategies continues to increase. Utilizing EMS providers allows OEMs to take advantage of the global design, manufacturing and supply chain management expertise of EMS providers, and enables OEMs to concentrate on product research, development, marketing and sales. We believe that OEMs realize the following benefits through their strategic relationships with EMS providers:

- Reduced production costs;
- Reduced design and development costs;
- Accelerated time-to-market and time-to-volume production;
- Reduced capital investment requirements and fixed costs;
- Improved inventory management and purchasing power;
- Access to worldwide design, engineering, manufacturing, and logistics capabilities; and
- Ability to focus on core branding and R&D initiatives.

We believe that the EMS industry will continue to grow, driven largely by the needs of OEMs to respond to rapidly changing markets and technologies and to reduce product costs. Additionally, we believe that there are significant opportunities for EMS providers to win additional business from OEMs in certain markets or industry segments that have yet to substantially utilize EMS providers.

SERVICE OFFERINGS

We offer a broad range of customer-tailored, vertically integrated services to OEMs. Our traditional service offerings have been significantly enhanced by the acquisition of Solectron. As a result of this acquisition, Flextronics now has the broadest worldwide capabilities in the EMS industry, from design resources to end-to-end, vertically integrated, global supply chain services. We believe that Flextronics's competitive advantages are that we are able to provide more value and innovation to our customers since we offer both global economies of scale in manufacturing, logistics and procurement, as well as market-focused expertise and capabilities in design, engineering and ODM services. As a result of our focus on specific markets, we believe that we are able to better understand complex market dynamics and anticipate trends that impact our OEM customers' businesses, and can help improve their market positioning by effectively adjusting product plans and roadmaps to deliver low-cost, high quality products and meet their time-to-market requirements. Our vertically-integrated services allow us to design, build, ship and service a complete packaged product to our OEM customers. These services include:

Printed Circuit Board and Flexible Circuit Fabrication. Printed circuit boards are platforms composed of laminated materials that provide the interconnection for integrated circuits and other electronic components. Semiconductor designs are currently so complex that they often require printed circuit boards with multiple layers of narrow, densely spaced wiring or flexible circuits. The manufacture of these complex multilayer interconnect and flexible circuit products often requires the use of sophisticated circuit interconnections between layers, referred to as vias, and adherence to strict electrical characteristics to maintain consistent circuit transmission speeds. We are an industry leader in high-density, multilayer and flexible printed circuit board manufacturing. We also provide our customers with rigid-flex circuit board design and manufacturing. We manufacture printed circuit boards on a low-volume, quick-turn basis, as well as on a high-volume production basis. We provide quick-turn prototype services that allow us to provide small test quantities to meet the needs of customers' product development groups in as little as 48 hours. Our extensive range of services enables us to respond to our customers' demands for an accelerated transition from prototype to volume production. We have printed circuit board and flexible circuit fabrication service capabilities in North America, South America, Europe and Asia.

Systems Assembly and Manufacturing. Our assembly and manufacturing operations, which generate the majority of our revenues, include printed circuit board assembly and assembly of systems and subsystems that incorporate printed circuit boards and complex electromechanical components. We often assemble electronics products with our proprietary printed circuit boards and custom electronic enclosures on either a build-to-order or configure-to-order basis. In these operations, we employ just-in-time, ship-to-stock and ship-to-line programs, continuous flow manufacturing, demand flow processes, and statistical process controls. As OEMs seek to provide greater functionality in smaller products, they increasingly require more sophisticated manufacturing technologies and processes. Our investment in advanced manufacturing equipment and our experience and expertise in innovative miniaturization, packaging and interconnect technologies, enables us to offer a variety of advanced manufacturing solutions. Our systems assembly and manufacturing expertise includes the following:

- *Enclosures.* We offer a comprehensive set of custom electronics enclosures and related products and services worldwide. Our services include the design, manufacture and integration of electronics packaging systems, including custom enclosure systems, power and thermal subsystems, interconnect subsystems, cabling and cases. In addition to standard sheet metal and plastic fabrication services, we assist in the design of electronics packaging systems that protect sensitive electronics and enhance functionality. Our enclosure design services focus on functionality, manufacturability and testing. These services are integrated with our other assembly and manufacturing services to provide our customers with overall improved supply chain management.

- *Testing Services.* We also offer computer-aided testing services for assembled printed circuit boards, systems and subsystems. These services significantly improve our ability to deliver high-quality products on a consistent basis. Our test services include management defect analysis, in-circuit testing and functional testing. In addition, we also provide environmental stress tests of board and system assemblies.

- *Materials Procurement and Inventory Management.* Our manufacturing and assembly operations capitalize on our materials inventory management expertise and volume procurement capabilities. As a result, we believe that we are able to achieve highly competitive cost reductions and reduce total manufacturing cycle time for our OEM customers. Materials procurement and management consist of the planning, purchasing, expediting and warehousing of components and materials used in the manufacturing process. In addition, our strategy includes having third-party suppliers of custom components located in our industrial parks to reduce material and transportation costs, simplify logistics and facilitate inventory management. We also use a sophisticated automated manufacturing resources planning system and enhanced electronic data interchange capabilities to ensure inventory control and optimization. Through our manufacturing resources planning system, we have real-time visibility of material availability and tracking of work in process. We utilize electronic data interchange with our customers and suppliers to implement a variety of supply chain management programs. Electronic data interchange allows customers to share demand and product forecasts and deliver purchase orders and assists suppliers with satisfying just-in-time delivery and supplier-managed inventory requirements.

Design and Engineering Services. We offer a comprehensive range of value-added design and engineering services that are tailored to the various markets of our customers. These services range from contract design services ("CDS"), where the customer purchases services on a time and materials basis, to ODM services, where the customer purchases a product that we design, develop and manufacture. ODM products are then sold by our OEM customers under the OEMs' brand names. Our design and engineering services are provided by our global team of design engineers and include:

- *User Interface and Industrial Design:* We design and develop innovative, stylish and cost-effective products that address the needs of the user and the market. Our front-end creative capabilities offer our OEM customers assistance with the product creation process. These services include preliminary product exploration, market research, 2-D sketch level drawings, 3-D mock-ups and proofs of concept, interaction and interface models, detailed hard models and product packaging.

- *Mechanical Engineering and Tooling Design:* We offer detailed product and enclosure design for static and dynamic solutions in both plastic and metal for low- to high-volume applications. Additionally, we provide design and development services for prototype and production tooling equipment used in manufacturing.

- *Electronic System Design:* We provide complete electrical design for products ranging in size from small handheld consumer devices to large high-speed, carrier-grade, telecommunications equipment, which includes embedded system and digital signal processing design, high speed digital interfaces, analog circuit design, power management solutions, wired and wireless communication protocols, display and storage solutions, imaging and audio/video applications, and radio frequency ("RF") system and antenna design.

- *PCB Design:* We provide complete printed circuit board ("PCB") design services, incorporating high layer counts, advanced materials, component miniaturization technologies, signal integrity and rigid-flex requirements.

Components Solutions. Our components group is a product-driven organization focused on designing and manufacturing complete products for our OEM customers. Our capabilities include the design and manufacture of technologically advanced subsystem solutions for the electronics market. These sub-components include camera modules, power supplies, antennas, RF modules, passive color super-twisted nematic ("CSTN") and active thin film transistor ("TFT") small and medium form factor display modules for mobile phones, MP3 players, industrial and commercial products and digital cameras. By combining innovative design capabilities with a global manufacturing footprint, we provide our OEM customers with market-leading component technologies that are cost-effectively designed and manufactured while speeding their products' time-to-market.

Logistics. We provide global logistics services and turnkey supply chain solutions to our customers. Our worldwide logistics services include freight forwarding, warehousing/inventory management and outbound/e-commerce solutions through our global supply chain network. We leverage new technologies such as XML links to factories, extranet-based management, vendor managed inventory and build-to-order programs, to simultaneously connect suppliers, manufacturing operations and OEM customers. In addition, our SimFlex simulation software tool allows our customers to simulate, analyze and evaluate complex supply chain scenarios, critical operating characteristics and performance metrics, and supply chain trade-offs to ensure supply chain excellence. We offer customers flexible, just-in-time delivery programs allowing product shipments to be closely coordinated with our customers' inventory requirements. Increasingly, we ship products directly into customers' distribution channels or directly to the end-user. By joining these logistics solutions with worldwide manufacturing operations and total supply chain management capabilities in a tightly integrated process, we believe we enable our OEM customers to significantly reduce their product costs and react quickly to continuously changing market demand on a worldwide basis.

After-Sales Services. We provide a range of after-sales services, including product repair, re-manufacturing and maintenance at repair depots, logistics and parts management, returns processing, warehousing, and engineering change management. These services are provided through a global network of operations, hubs and centers. We support our customers by providing software updates and design modifications that may be necessary to reduce costs or design in alternative components due to component obsolescence or unavailability. Manufacturing support involves test engineering support and manufacturability enhancements. We also assist with product failure analysis, warranty and repair, and field service engineering activities.

Additionally, through our Solectron acquisition we have expanded our after-sales services to include retail technical services. This service specializes in providing customer-facing technical support in retail locations around the globe. We provide point-of-sale assistance in solving technical issues through troubleshooting and fixing electronics products for end users. This further improves our customers' competitiveness as this service decreases product return rates, lowers total costs of service, and improves the overall end user experience beyond the initial product sale thereby increasing end user retention for our customers.

STRATEGY

Our strategy is to continue to accelerate our growth and enhance profitability by using our market-focused expertise and capabilities and our global economies of scale to offer the most competitive vertically-integrated global supply chain services to our customers. To achieve this goal, we continue to enhance our core EMS manufacturing, procurement and logistics services with industry-specific expertise in design, engineering and ODM services through the following:

Market-Focused Approach. We intend to continue to invest in growing our market-focused expertise and capabilities to ensure that we can make fast, flexible decisions in response to changing market conditions. By focusing our resources on serving specific industries, we are able to better understand complex market dynamics and anticipate trends that impact our OEM customers' businesses, and we can help improve their market positioning by effectively adjusting product plans and roadmaps to deliver low-cost, high quality products, and meet their time-to-market requirements.

Expand Global Manufacturing Capabilities and Vertically-Integrated Service Offering. One of our core strategies is to continue to expand our global manufacturing capabilities and vertically-integrated services. We actively pursue acquisitions to expand our global capabilities and strengthen our vertically-integrated capabilities. Through both internal development and synergistic acquisitions, we enhance our competitive position as a leading provider of comprehensive outsourcing solutions and are able to capture a larger portion of the supply chain. We will continue to selectively pursue strategic opportunities that we believe will further our business objectives and enhance shareholder value.

Expand Our Design and Engineering Capabilities. We have expanded our design and engineering resources as part of our strategy to offer services that help our OEM customers achieve time and cost savings for their products. We intend to continue to expand our design and engineering capabilities by increasing our research and development capabilities, expanding our established internal design and engineering resources, and by developing, licensing and acquiring technologies.

Capitalize on Our Industrial Park Concept. Our industrial parks are self-contained campuses where we co-locate our manufacturing and logistics operations with certain strategic suppliers in low-cost regions around the world. These industrial parks allow us to minimize logistics costs throughout the supply chain and reduce manufacturing cycle time by reducing distribution barriers and costs, improving communications, increasing flexibility, lowering transportation costs and reducing turnaround times. We intend to continue to capitalize on these industrial parks as part of our strategy to offer our customers highly-competitive cost reductions and flexible, just-in-time delivery programs.

Streamline Business Processes Through Information Technologies. We use a sophisticated automated manufacturing resources planning system and enhanced business-to-business data interchange capabilities to ensure inventory control and optimization. We streamline business processes by using these information technology tools to improve order placement, tracking and fulfillment. We are also able to provide our customers with online access to product design and manufacturing process information. We continually enhance our information technology systems to support business growth, and intend to continue to drive our strategy of streamlining business processes through the use of information technologies so that we can continue to offer our customers a comprehensive solution to improve their communications and relationships across their supply chain and be more responsive to market demands.

Focus on Core Activities. As part of our strategy, we continuously evaluate the strategic and financial contributions of each of our operations and focus our primary growth objectives on our core EMS vertically-integrated business activities. We leverage our existing scale and capabilities to accelerate revenue growth and enhance profitability, while narrowing our focus to only those businesses that provide substantial synergy. We also explore non-traditional opportunities to continue to expand our vertical technologies.

COMPETITIVE STRENGTHS

We continue to enhance our business through the development and broadening of our various product and service offerings. Our vision is to create a company of limitless scale and repeatable execution that is creating value that increases our customers' competitiveness. We have concentrated our strategy on market-focused expertise and capabilities and our vertically-integrated global supply chain services and we believe that the following capabilities differentiate us from our competitors and enable us to better serve our customers:

Significant Scale and Global Integrated System. We believe that scale is a significant competitive advantage, as our customers' solutions are increasingly requiring cost structures and capabilities that can only be achieved through size and global reach. There are cost advantages that can only be achieved by scale. We are a leader in global procurement, purchasing approximately $23 billion of material in our fiscal year ended March 31, 2008. As a result, we are able to use our worldwide supplier relationships to achieve advantageous pricing and supply chain flexibility for our OEM customers.

We have established an extensive, integrated network of design, manufacturing and logistics facilities in the world's major electronics markets to serve the growing outsourcing needs of both multinational and regional OEMs. Our extensive global network of manufacturing facilities in over 25 countries with over 162,000 employees gives us the ability to increase the competitiveness of our customers by simplifying their global product development process while also delivering improved product quality with improved performance and faster time to market. Operating and executing this complex worldwide solutions system is a competitive advantage.

Extensive Design and Engineering Capabilities. We have an industry leading global design service offering with product design engineers providing global design services, products and solutions to satisfy a wide array of customer requirements. We combine our design and manufacturing services to design, develop and manufacture components (such as camera modules) and complete products (such as cellular phones), which are then sold by our OEM customers under the OEMs' brand names. We have greatly expanded our design engineering resources, which now exceeds 4,000 engineers, across all of the markets that we serve.

Vertically-Integrated End-to-End Solution. We offer a comprehensive range of worldwide supply chain services that simplify the global product development process and provide meaningful time and cost savings to our OEM customers. Our broad based vertically-integrated end-to-end services enable us to cost-effectively design, build, ship and service a complete packaged product. We believe that our capabilities also help our customers improve product quality, manufacturability and performance, and reduce costs. We continue to expand and enhance our vertically-integrated service offering by adding capacity in plastics, metals, rigid printed circuit boards, and power supplies as well as by introducing new vertically-integrated capabilities in areas such as machining and touch panels.

Industrial Parks; Low-Cost Manufacturing Services. We have developed self-contained campuses that co-locate our manufacturing and logistics operations with our suppliers at a single low-cost location. These industrial parks enhance our total supply chain management, while providing a low cost, multi-technology solution for our customers. This approach increases the competitiveness of our customers by reducing logistical barriers and costs, improving communications, increasing flexibility, lowering transportation costs and reducing turnaround times. We have strategically established our large industrial parks in Brazil, China, Hungary, India, Malaysia, Mexico and Poland.

In addition, we have other regional manufacturing operations situated in low-cost regions of the world to provide our customers with a wide array of manufacturing solutions and the lowest manufacturing costs. As of March 31, 2008, approximately 74% of our manufacturing capacity was located in low-cost locations, such as Brazil, China, Hungary, Malaysia, Mexico, Poland, Singapore and Ukraine. We believe we are a global industry leader in low-cost production capabilities.

Customer and End Market Diversification. We believe that we have created a well diversified and balanced company. Through our acquisitions and our internal development, we have diversified our business across multiple end markets, significantly expanding the available market to us. For example, through our acquisition of Solectron we added strength in high-end computing, communications and networking infrastructure, which complemented our existing strength in mobile and consumer electronics. Additionally, we have created a more diversified customer base as evidenced by the reduction of the concentration of sales to our ten largest customers to 55% of net sales in fiscal year 2008 from 64% of net sales in fiscal year 2007. This diversification positions us better to weather end market, customer or product down turns.

Long-Standing Customer Relationships. We believe that a cornerstone to our success, and a fundamental requirement for our sustained growth and profitability, is our long-standing customer relationships. We believe that our ability to maintain and grow these customer relationships is due to our ability to continuously create value that increases our customers' competitiveness. This has been achieved through our continued development of a broad range of vertically-integrated service offerings, and our market-focused approach designed to add innovative thinking and create value that increases our customers' competitiveness. To achieve our quality goals, we monitor our performance using a number of quality improvement and measurement techniques. We have also received numerous service and quality awards that further validate the success of these programs.

Large Scale Integration Ability. We believe that one of our competitive advantages is our ability to effectively integrate large-scale acquisitions into our global operations. We have the expertise and the resources to successfully acquire, integrate and rationalize both acquisitions and OEM customers' manufacturing, logistics and procurement capabilities. These large scale acquisitions and strategic OEM transactions enable us to improve our competitiveness and increase our market share on an accelerated basis. In addition to our recently completed large-scale integration of Solectron, we have integrated large scale strategic OEM transactions with Sony-Ericsson, Xerox, Kyocera, and Nortel.

CUSTOMERS

Our customers include many of the world's leading technology companies. We have focused on establishing long-term relationships with our customers and have been successful in expanding our relationships to incorporate additional product lines and services. In fiscal year 2008, our ten largest customers accounted for approximately 55% of net sales from continuing operations. Our largest customer during fiscal year 2008 was Sony-Ericsson, which accounted for more than 10% of net sales from continuing operations. No other customer accounted for more than 10% of net sales from continuing operations in fiscal year 2008.

The following table lists in alphabetical order a representative sample of our largest customers in fiscal year 2008 and the products of those customers for which we provide EMS services:

Customer	End Products
Cisco Systems, Inc.	Consumer electronics products
Dell Computer Corporation	Desktop personal computers and servers
Eastman Kodak	Digital cameras and self-service kiosks
Ericsson Telecom AB	Business telecommunications systems and GSM infrastructure
Hewlett-Packard Company	Inkjet printers and storage devices
Microsoft Corporation	Computer peripherals and consumer electronics gaming products
Motorola, Inc.	Cellular phones and telecommunications infrastructure
Nortel Networks Limited	Optical, wireless and enterprise telecommunications infrastructure
Sony-Ericsson	Cellular phones
Sun Microsystems, Inc.	Network computing infrastructure products
Xerox Corporation	Office equipment and components

BACKLOG

Although we obtain firm purchase orders from our customers, OEM customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. In addition, OEM customers may reschedule or cancel firm orders based upon contractual arrangements. Therefore, we do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales.

COMPETITION

The EMS market is extremely competitive and includes many companies, several of which have achieved substantial market share. We compete against numerous domestic and foreign EMS providers, as well as our current and prospective customers, who evaluate our capabilities in light of their own. We face particular competition from Asian based competitors, including Taiwanese ODM suppliers who compete in a variety of our end markets and have a substantial share of global information technology hardware production.

We compete with different companies depending on the type of service we are providing or the geographic area in which an activity is taking place. We believe that the principal competitive factors in the EMS market are: quality and range of services; design and technological capabilities; cost; location of facilities; and responsiveness and flexibility.

SOCIAL RESPONSIBILITY

Our corporate social responsibility practices are broad in scope, and include a focus on disaster relief, medical aid, education, environmental protection, health and safety and the support of communities around the world. We intend to continue to invest in global communities through grant-making, financial contributions, volunteer work, support programs and donating resources.

Our commitment to social responsibility also includes our mission to positively contribute to global communities and the environment by adhering to the highest ethical standards of practice with our customers, suppliers, partners, employees, communities and investors as well as with respect to our corporate governance policies and procedures, and by providing a safe and quality work environment for our employees.

EMPLOYEES

As of March 31, 2008, our global workforce totaled approximately 162,000 employees. In certain international locations, our employees are represented by labor unions and by work councils. We have never experienced a significant work stoppage or strike, and we believe that our employee relations are good.

Our success depends to a large extent upon the continued services of key managerial and technical employees. The loss of such personnel could seriously harm our business, results of operations and business prospects. To date, we have not experienced significant difficulties in attracting or retaining such personnel.

ENVIRONMENTAL REGULATION

Our operations are regulated under various federal, state, local and international laws governing the environment, including laws governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We have in place infrastructures to ensure that our operations are in compliance with all applicable environmental regulations and we do not believe that costs of compliance with these laws and regulations will have a material adverse effect on our capital expenditures, operating results, or competitive position. In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third-party sites. We engage environmental consulting firms to assist us in the evaluation of environmental liabilities of our ongoing operations, historical disposal activities and closed sites in order to establish appropriate accruals in our financial statements. We determined the amount of our accruals for environmental matters by analyzing and estimating the range of possible costs in light of information currently available. The imposition of more stringent standards or requirements under environmental laws or regulations, the results of future testing and analysis undertaken by us at our operating facilities, or a determination that we are potentially responsible for the release of hazardous substances at other sites could result in expenditures in excess of amounts currently estimated to be required for such matters. While no material exposures have been identified to date that we are aware of, there can be no assurance that additional environmental matters will not arise in the future or that costs will not be incurred with respect to sites as to which no problem is currently known.

We are also required to comply with an increasing number of product environmental compliance regulations focused on the restriction of certain hazardous substances. Our business requires close collaboration with our customers and suppliers to mitigate risk of non-compliance. Most recently, we completed the implementation of our internal conformance program for the European Union's Directive 2002/95/EC ("RoHS") and to the first phase of the China RoHS directive. We have developed rigorous risk mitigating compliance programs designed to meet the needs of our customers as well as the regulations. These programs vary from collecting compliance data from our suppliers to full laboratory testing, and we require our supply chain to comply. Non-compliance could potentially result in significant costs and/or penalties. In addition, the electronics industry is subject to the European Union's Waste Electrical and Electronic Equipment ("WEEE") directive, which became effective beginning in 2005. Similar legislation has been or may be enacted in other jurisdictions, including in the United States, Canada, Mexico, China and Japan. WEEE requires industry OEMs to assume responsibility for the collection, recycling and management of waste electronic products and components. Although the compliance responsibility rests primarily with OEMs rather than with EMS companies, OEMs may turn to EMS companies for assistance in meeting their WEEE obligations.

INTELLECTUAL PROPERTY

We own or license various United States and foreign patents related to a variety of technologies. For certain of our proprietary processes, we rely on trade secret protection. We also have registered our corporate name and several other trademarks and service marks that we use in our business in the United States and other countries throughout the world.

Although we believe that our intellectual property assets and licenses are sufficient for the operation of our business as we currently conduct it, we cannot assure you that third parties will not make infringement claims against us in the future. In addition, we are increasingly providing design and engineering services to our customers and designing and making our own products. As a consequence of these activities, we are required to address and allocate the ownership and responsibility for intellectual property in our customer relationships to a greater extent than in our manufacturing and assembly businesses. If a third party were to make an assertion regarding the ownership or right to use intellectual property, we could be required to either enter into licensing arrangements or to resolve the issue through litigation. Such license rights may not be available to us on commercially acceptable terms, if at all, and any such litigation may not be resolved in our favor. Additionally, litigation could be lengthy and costly and could materially harm our financial condition regardless of the outcome. We also could be required to incur substantial costs to redesign a product or re-perform design services.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

Refer to Note 13, "Segment Reporting," to our Consolidated Financial Statements included under Item 8, "Financial Statements and Supplementary Data" for financial information about our geographic areas.

ADDITIONAL INFORMATION

Our Internet address is http://www.flextronics.com. We make available through our Internet website the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

We were incorporated in the Republic of Singapore in May 1990. Our principal corporate office is located at One Marina Boulevard, #28-00, Singapore 018989. Our U.S. corporate headquarters is located at 2090 Fortune Drive, San Jose, California, 95131.

ITEM 1A. *RISK FACTORS*

We depend on industries that continually produce technologically advanced products with short life cycles and our business would be adversely affected if our customers' products are not successful or if our customers lose market share.

We derive our revenues from customers in the following markets:

- Infrastructure, which includes networking and communications equipment, such as base stations, core routers and switches, optical and ONT equipment, and connected home products, such as set-top boxes and DSL/cable modems;
- Mobile communication devices, which includes handsets operating on a number of different platforms such as GSM, CDMA, TDMA and WCDMA;
- Computing, which includes products such as desktop, handheld and notebook computers, electronic games and servers;
- Consumer digital devices, which includes products such as home entertainment equipment, printers, copiers and cameras;
- Industrial, Semiconductor and White Goods, which includes products such as home appliances, industrial meters, bar code readers, self-service kiosks and test equipment;
- Automotive, Marine and Aerospace, which includes products such as navigation instruments, radar components, and instrument panel and radio components;
- Medical devices, which includes products such as drug delivery, diagnostic and telemedicine devices.

Factors affecting any of these industries in general, or our customers in particular, could seriously harm us. These factors include:

- rapid changes in technology, evolving industry standards and requirements for continuous improvement in products and services result in short product life cycles;

- demand for our customers' products may be seasonal;
- our customers may fail to successfully market their products, and our customers' products may fail to gain widespread commercial acceptance;
- our customers may experience dramatic market share shifts in demand which may cause them to exit the business; and
- there may be recessionary periods in our customers' markets.

Our customers may cancel their orders, change production quantities or locations, or delay production, and the inherent difficulties involved in responding to these demands could harm our business.

As a provider of electronics design and manufacturing services and components, we must provide increasingly rapid product turnaround time for our customers. We generally do not obtain firm, long-term purchase commitments from our customers, and we often experience reduced lead times in customer orders which may be less than the lead time we require to procure necessary components and materials.

Cancellations, reductions or delays by a significant customer or by a group of customers have harmed, and may continue to harm, our results of operations by reducing the volumes of products we manufacture and deliver for these customers, by causing a delay in the repayment of our expenditures for inventory in preparation for customer orders and by lowering our asset utilization resulting in lower gross margins.

The short-term nature of our customers' commitments and the rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers. This makes it difficult to schedule production and maximize utilization of our manufacturing capacity. In that regard, we must make significant decisions, including determining the levels of business that we will seek and accept, setting production schedules, making component procurement commitments, and allocating personnel and other resources, based on our estimates of our customers' requirements.

On occasion, customers require rapid increases in production or require that manufacturing of their products be transitioned from one facility to another to achieve cost or other objectives. These demands stress our resources and reduce our margins. We may not have sufficient capacity at any given time to meet our customers' demands, and transfers from one facility to another can result in inefficiencies and costs due to excess capacity in one facility and corresponding capacity constraints at another. In addition, because many of our costs and operating expenses are relatively fixed, a reduction in customer demand, or transfer of demand from one facility to another, harms our gross profit and operating income.

Our industry is extremely competitive; if we are not able to continue to provide competitive services, we may lose business.

We compete with a number of different companies, depending on the type of service we provide or the location of our operations. For example, we compete with major global EMS providers, other smaller EMS companies that have a regional or product-specific focus, and ODMs with respect to some of the services that we provide, as well as our current and prospective customers. Our industry is extremely competitive, many of our competitors have achieved substantial market share and some may have lower cost structures or greater design, manufacturing, financial or other resources than we do. We face particular competition from Asian based competitors, including Taiwanese ODM suppliers who compete in a variety of our end markets and have a substantial share of global information technology hardware production. If we are unable to provide comparable manufacturing services and improved products at lower cost than the other companies in our market, our net sales could decline.

The majority of our sales come from a small number of customers and a decline in sales to any of these customers could adversely affect our business.

Sales to our ten largest customers represent a significant percentage of our net sales. Our ten largest customers accounted for approximately 55% and 64% of net sales from continuing operations in fiscal years 2008 and 2007, respectively. Our largest customer during fiscal years 2008 and 2007 was Sony-Ericsson, which accounted for more than 10% of net sales from continuing operations. No other customer accounted for more than 10% of net sales from continuing operations in fiscal year 2008 or 2007.

Our principal customers have varied from year to year. These customers may experience dramatic declines in their market shares or competitive position, due to economic or other forces, that may cause them to reduce their purchases from us, or, in some cases, result in the termination of their relationship with us. Significant reductions in sales to any of these customers, or the loss of major customers, would seriously harm our business. If we are not able to timely replace expired, canceled or reduced contracts with new business, our revenues could be harmed.

If we do not effectively manage changes in our operations, our business may be harmed; we have taken substantial restructuring charges in the past and we may need to take material restructuring charges in the future.

We have experienced growth in our business through a combination of internal growth and acquisitions, and we expect to make additional acquisitions in the future. Our global workforce has more than doubled in size since the beginning of fiscal year 2001. During that time, we have also reduced our workforce at some locations and closed certain facilities in connection with our restructuring activities. These changes have placed considerable strain on our management control systems and resources, including decision support, accounting management, information systems and facilities. If we do not continue to improve our financial and management controls, reporting systems and procedures to manage our employees effectively and to expand our facilities, our business could be harmed.

We expect that we will continue to transition manufacturing to lower-cost locations and eliminate redundant facilities, and we may be required to take additional restructuring charges in the future as a result of these activities. We also intend to increase our manufacturing capacity in our low-cost regions by expanding our facilities and adding new equipment. Acquisitions and expansions involve significant risks, including, but not limited to, the following:

- we may not be able to attract and retain the management personnel and skilled employees necessary to support newly-acquired or expanded operations;
- we may not efficiently and effectively integrate new operations and information systems, expand our existing operations and manage geographically dispersed operations;
- we may incur cost overruns;
- we may incur charges related to our expansion activities;
- we may encounter construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems that could harm our growth and our ability to meet customers' delivery schedules; and
- we may not be able to obtain funds for acquisitions and expansions on attractive terms, and we may not be able to obtain loans or operating leases with attractive terms.

In addition, we expect to incur new fixed operating expenses associated with our expansion efforts that will increase our cost of sales, including increases in depreciation expense and rental expense. If our revenues do not increase sufficiently to offset these expenses, our operating results could be seriously harmed. Our transition to low-cost manufacturing regions has contributed to significant restructuring and other charges that have resulted from reducing our workforce and capacity at higher-cost locations. We recognized restructuring charges of approximately $447.7 million, $151.9 million and $215.7 million in fiscal years 2008, 2007 and 2006, respectively. Restructuring costs during fiscal year 2008 were primarily incurred in connection with our acquisition of Solectron, and were initiated in order to consolidate and integrate our global capacity and infrastructure as a result of the acquisition. Restructuring costs incurred during fiscal years 2007 and 2006 were primarily associated with the consolidation and closure of several manufacturing facilities, and related impairment of certain long-lived assets. We may be required to take additional charges in the future as a result of these activities. We cannot assure you as to the timing or amount of any future restructuring charges. If we are required to take additional restructuring charges in the future, it could have a material adverse impact on operating results, financial position and cash flows.

We may encounter difficulties with acquisitions, which could harm our business.

We have completed numerous acquisitions of businesses and we expect to continue to acquire additional businesses in the future. In particular, on October 1, 2007, we completed our acquisition of Solectron. We are currently in preliminary discussions with respect to potential acquisitions and strategic customer transactions. Any future acquisitions may require additional equity financing, which could be dilutive to our existing shareholders, or additional debt financing, which could increase our leverage and potentially affect our credit ratings. Any downgrades in our credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic customer transactions in the future to the same extent as in the past, or at all.

To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of this integration may be further complicated by geographic distances. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration of acquired businesses may require that we incur significant restructuring charges.

In addition, acquisitions involve numerous risks and challenges, including:

- diversion of management's attention from the normal operation of our business;
- potential loss of key employees and customers of the acquired companies, which is a particular concern in the acquisition of companies engaged in product and software design;
- difficulties managing and integrating operations in geographically dispersed locations;
- the potential for deficiencies in internal controls at acquired companies;
- increases in our expenses and working capital requirements, which reduce our return on invested capital;
- lack of experience operating in the geographic market or industry sector of the acquired business; and
- exposure to unanticipated liabilities of acquired companies.

These and other factors have harmed, and in the future could harm, our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business and operating results.

Our components business is dependent on our ability to quickly launch world-class components products, and our investment in development, and start-up and integration costs necessary to achieve quick launches of world-class components products may adversely affect our margins and profitability.

Our components business, which primarily includes camera modules, power supplies and CSTN and active TFT small and medium form factor display modules for mobile phones, is part of our strategy to improve our competitive position and to grow our future margins, profitability and shareholder returns by expanding our vertical-integration capabilities. The camera module, power supply and CSTN and active TFT small and medium form factor display modules for mobile phones industries have experienced, and are expected to continue to experience, rapid technological change. The success of our components business is contingent on our ability to design and introduce world-class components that have performance characteristics that are suitable for a broad market and that offer significant price and/or performance advantages over competitive products.

To create these world class components offerings, we must make substantial investments in the development of our components capabilities, in resources such as research and development, technology licensing, test and tooling equipment, facility expansions and personnel requirements. We may not be able to achieve or maintain market acceptance for any of our components offerings in any of our current or target markets. The success of our components business will also depend upon the level of market acceptance of our customers' end products, which incorporate our components, and over which we have no control.

In addition, OEMs often require unique configurations or custom designs which must be developed and integrated in the OEM's product well before the product is launched by the OEM. Thus, there is often substantial lead time between the commencement of design efforts for a customized component and the commencement of volume shipments of the component to the OEM. As a result, we may make substantial investments in the development and customization of products for our customers and no revenue may be generated from these efforts if our customers do not accept the customized component. Even if our customers accept the customized component, if our customers do not purchase anticipated levels of products, we may not realize any profits.

Our achievement of anticipated levels of profitability in our components business is also dependent on our ability to achieve commercially viable production yields and to manufacture components in commercial quantities to the performance specifications demanded by our OEM customers.

As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability in our components business. In addition, our components business has not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

Our substantial investments and start-up and integration costs in our design services business may adversely affect our margins and profitability.

As part of our strategy to enhance our vertically-integrated end-to-end service offerings, we have expanded and continue to expand our design and engineering capabilities. Providing these services can expose us to different or greater potential risks than those we face when providing our manufacturing services.

Although we enter into contracts with our design services customers, we may design and develop products for these customers prior to receiving a purchase order or other firm commitment from them. We are required to make substantial investments in the resources necessary to design and develop these products, and no revenue may be generated from these efforts if our customers do not approve the designs in a timely manner or at all. Even if our customers accept our designs, if they do not then purchase anticipated levels of products, we may not realize any profits. Our design activities often require that we purchase inventory for initial production runs before we have a purchase commitment from a customer. Even after we have a contract with a customer with respect to a product, these contracts may allow the customer to delay or cancel deliveries and may not obligate the customer to any volume of purchases. These contracts can generally be terminated on short notice. In addition, some of the products we design and develop must satisfy safety and regulatory standards and some must receive government certifications. If we fail to obtain these approvals or certifications on a timely basis, we would be unable to sell these products, which would harm our sales, profitability and reputation.

Due to the increased risks associated with our design services offerings, we may not be able to achieve a high enough level of sales for this business, and the significant investments in research and development, technology licensing, test and tooling equipment, patent applications, facility expansion and recruitment that it requires, to be profitable. The initial costs of investing in the resources necessary to expand our design and engineering capabilities, and in particular to support our design services offerings, have historically adversely affected our profitability, and may continue to do so as we continue to make investments in these capabilities.

If our products or components contain defects, demand for our services may decline and we may be exposed to product liability and product warranty liability.

Defects in the products we manufacture or design, whether caused by a design, engineering, manufacturing or component failure or deficiencies in our manufacturing processes, could result in product or component failures, which may damage our business reputation, and expose us to product liability or product warranty claims.

Product liability claims may include liability for personal injury or property damage. Product warranty claims may include liability to pay for the recall, repair or replacement of a product or component. Although we generally allocate liability for these claims in our contracts with our customers, even where we have allocated liability to our customers, our customers may not, or may not have the resources to, satisfy claims for costs or liabilities arising from a defective product or component for which they have assumed responsibility.

If we design, engineer or manufacture a product or component that is found to cause any personal injury or property damage or is otherwise found to be defective, we could spend a significant amount of money to resolve the claim. In addition, product liability and product recall insurance coverage are expensive and may not be available with respect to all of our services offerings on acceptable terms, in sufficient amounts, or at all. A successful product liability or product warranty claim in excess of our insurance coverage or any material claim for which insurance coverage is denied, limited or is not available could have a material adverse effect on our business, results of operations and financial condition.

We may not meet regulatory quality standards applicable to our manufacturing and quality processes for medical devices, which could have an adverse effect on our business, financial condition or results of operations.

As a medical device manufacturer, we are required to register with the Food and Drug Administration ("FDA") and are subject to periodic inspection by the FDA for compliance with the FDA's Quality System Regulation ("QSR") requirements, which require manufacturers of medical devices to adhere to certain regulations, including testing, quality control and documentation procedures. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by the FDA. If any FDA inspection reveals noncompliance to QSR or other FDA regulations, the FDA may take action against us. FDA actions may include issuing a letter of inspectional observations on FDA Form 483, issuing a warning letter, imposing fines, requiring a recall of the products we manufactured for our customers, issuing an import detention on products entering the U.S. from an off shore facility, or shutting down a manufacturing facility. In the European Community ("EC"), we are required to maintain certain standardized certifications in order to sell our products and must undergo periodic inspections by notified bodies to obtain and maintain these certifications. Continued noncompliance to the EC regulations could stop the flow of products into the EC from us or from our customers. If any of these actions were to occur, it would harm our reputation and cause our business to suffer.

We conduct operations in a number of countries and are subject to risks of international operations.

The distances between the Americas, Asia and Europe create a number of logistical and communications challenges for us. These challenges include managing operations across multiple time zones, directing the manufacture and delivery of products across distances, coordinating procurement of components and raw materials and their delivery to multiple locations, and coordinating the activities and decisions of the core management team, which is based in a number of different countries. Facilities in several different locations may be involved at different stages of the production of a single product, leading to additional logistical difficulties.

Because our manufacturing operations are located in a number of countries throughout the Americas, Asia and Europe, we are subject to the risks of changes in economic and political conditions in those countries, including:

- fluctuations in the value of local currencies;
- labor unrest and difficulties in staffing;
- longer payment cycles;
- cultural differences;
- increases in duties and taxation levied on our products;
- imposition of restrictions on currency conversion or the transfer of funds;
- limitations on imports or exports of components or assembled products, or other travel restrictions;
- expropriation of private enterprises; and
- a potential reversal of current favorable policies encouraging foreign investment or foreign trade by our host countries.

The attractiveness of our services to U.S. customers can be affected by changes in U.S. trade policies, such as most favored nation status and trade preferences for some Asian countries. In addition, some countries in which we operate, such as Brazil, Hungary, India, Mexico, Malaysia and Poland, have experienced periods of slow or negative growth, high inflation, significant currency devaluations or limited availability of foreign exchange. Furthermore, in countries such as China and Mexico, governmental authorities exercise significant influence over many aspects of the economy, and their actions could have a significant effect on us. Finally, we could be seriously harmed by inadequate infrastructure, including lack of adequate power and water supplies, transportation, raw materials and parts in countries in which we operate.

Operations in foreign countries also present risks associated with currency exchange and convertibility, inflation and repatriation of earnings. In some countries, economic and monetary conditions and other factors could affect our ability to convert our cash distributions to U.S. dollars or other freely convertible currencies, or to move funds from our accounts in these countries. Furthermore, the central bank of any of these countries may have the authority to suspend, restrict or otherwise impose conditions on foreign exchange transactions or to approve distributions to foreign investors.

We are subject to the risk of increased income taxes.

We have structured our operations in a manner designed to maximize income in countries where:

- tax incentives have been extended to encourage foreign investment; or
- income tax rates are low.

A number of countries in which we are located allow for tax holidays or provide other tax incentives to attract and retain business. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or if tax rates applicable to us in such jurisdictions are otherwise increased. For example, on March 16, 2007, the Chinese government passed a new unified enterprise income tax law which became effective on January 1, 2008. Among other things, the new law cancels many income tax incentives previously applicable to our subsidiaries in China. Under the new law, the tax rates applicable to the operations of most of our subsidiaries in China will be increased to 25%. The new law provides a transition rule which increases the tax rate to 25% over a 5-year period. The new law also increased the standard withholding rate on earnings distributions to between 5% and 10% depending on the resident of the shareholder. The ultimate effect of these and other changes in Chinese tax laws on our overall tax rate will be affected by, among other things, our China income, the manner in which China interprets, implements and applies the new tax provisions, and by our ability to qualify for any exceptions or new incentives.

In addition, the Company and its subsidiaries are regularly subject to tax return audits and examinations by various taxing jurisdictions in the United States and around the world. For example, an acquired subsidiary received an assessment pursuant to a Revenue Agent's Report ("RAR") from the Internal Revenue Service ("IRS") based on an examination of its federal income tax returns for fiscal years 2001 and 2002. The RAR is not a final Statutory Notice of Deficiency, and the acquired subsidiary filed a protest to certain of the proposed adjustments with the Appeals Office of the IRS.

In determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. While it is often difficult to predict the final outcome or the timing of the resolution of a tax examination, we believe that our reserves for uncertain tax benefits reflect the outcome of tax positions that is more likely than not to occur. However, we cannot assure you that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax provision, operating results, financial position and cash flows in the period or periods for which that determination is made.

Intellectual property infringement claims against our customers or us could harm our business.

Our design and manufacturing services and components offerings involve the creation and use of intellectual property rights, which subject us to the risk of claims of intellectual property infringement from third parties, as well as claims arising from the allocation of intellectual property rights among us and our customers. In addition, our customers may require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or our customers for such infringement, whether or not these have merit, we could be required to expend significant resources in defense of such claims. In the event of such an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing such alternatives or obtaining such licenses on reasonable terms or at all.

Our goodwill and intangible assets could become impaired.

We have a substantial amount of goodwill and other intangible assets attributable to acquisitions. We are required to evaluate goodwill and other intangibles for impairment whenever changes in circumstances indicate that the carrying amount may not be recoverable from estimated future cash flows and, with respect to goodwill, on at least an annual basis. As a result of our annual and other periodic evaluations, we may determine that the intangible asset values need to be written down to their fair values, which could result in material charges that could be adverse to our operating results and financial position.

If OEMs stop or reduce their manufacturing and supply chain management outsourcing, our business could suffer.

Future growth in our revenues depends on new outsourcing opportunities in which we assume additional manufacturing and supply chain management responsibilities from OEMs. Current and prospective customers continuously evaluate our capabilities against other providers and the merits of manufacturing products themselves. To the extent that outsourcing opportunities are not available, either because OEMs decide to perform these functions internally or because they use other providers of these services, our future growth would be limited.

We may be adversely affected by higher commodity costs and shortages of required electronic components.

From time to time, we have experienced shortages of some of the electronic components that we use. These shortages can result from strong demand for those components or from problems experienced by suppliers. These unanticipated component shortages have resulted in curtailed production or delays in production, which prevented us from making scheduled shipments to customers in the past and may do so in the future. Our inability to make scheduled shipments could cause us to experience a reduction in sales, increase in inventory levels and costs, and could adversely affect relationships with existing and prospective customers. Component shortages may also increase our cost of goods sold because we may be required to pay higher prices for components in short supply and redesign or reconfigure products to accommodate substitute components. As a result, component shortages could adversely affect our operating results for a particular period due to the resulting revenue shortfall and increased manufacturing or component costs. Inflationary and other increases in the costs of these components have occurred in the past and may recur from time to time. Our performance depends, in part, on our ability to incorporate changes in costs into the selling prices for our products.

In addition, our manufacturing and shipping costs may be impacted by fluctuations in the cost of oil and gas. Any fluctuations in the supply or prices for any of these commodities could have a material adverse affect on our profit margins and financial condition.

Fluctuations in foreign currency exchange rates could increase our operating costs.

Our manufacturing operations and industrial parks are located in lower cost regions of the world, such as Asia, Eastern Europe and Mexico; however, most of our purchase and sale transactions are denominated in United States dollars, Japanese yen or euros. As a result, we are exposed to fluctuations in the functional currencies of our fixed cost overhead or our supply base relative to the currencies in which we conduct transactions.

Currency exchange rates fluctuate on a daily basis as a result of a number of factors, including changes in a country's political and economic policies. Volatility in the functional and non-functional currencies of our entities and the United States dollar could seriously harm our business, operating results and financial condition. The primary impact of currency exchange fluctuations is on our cash, receivables, and payables of our operating entities. As part of our currency hedging strategy, we use financial instruments, primarily forward purchase and swap contracts, to hedge our United States dollar and other currency commitments in order to reduce the short-term impact of foreign currency fluctuations on current assets and liabilities. If our hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience significant unexpected expenses from fluctuations in exchange rates.

We are also exposed to risks related to the valuation of the Chinese currency relative to other foreign currencies. The Chinese currency is the renminbi ("RMB"). A significant increase in the value of the RMB could adversely affect our financial results and cash flows by increasing both our manufacturing costs and the costs of our local supply base.

We depend on our executive officers and skilled management personnel.

Our success depends to a large extent upon the continued services of our executive officers. Generally our employees are not bound by employment or non-competition agreements, and we cannot assure you that we will retain our executive officers and other key employees. We could be seriously harmed by the loss of any of our executive officers. In order to manage our growth, we will need to recruit and retain additional skilled management personnel and if we are not able to do so, our business and our ability to continue to grow could be harmed. In addition, in connection with expanding our design services offerings, we must attract and retain experienced design engineers. There is substantial competition in our industry for highly skilled employees. Our failure to recruit and retain experienced design engineers could limit the growth of our design services offerings, which could adversely affect our business.

Our failure to comply with environmental laws could adversely affect our business.

We are subject to various federal, state, local and foreign environmental laws and regulations, including regulations governing the use, storage, discharge and disposal of hazardous substances used in our manufacturing processes. We are also subject to laws and regulations governing the recyclability of products, the materials that may be included in products, and our obligations to dispose of these products after end users have finished with them. Additionally, we may be exposed to liability to our customers relating to the materials that may be included in the components that we procure for our customers' products. Any violation or alleged violation by us of environmental laws could subject us to significant costs, fines or other penalties.

We are also required to comply with an increasing number of product environmental compliance regulations focused on the restriction of certain hazardous substances. For example, the electronics industry became subject to the European Union's Restrictions on Hazardous Substances and Waste Electrical and Electronic Equipment directives beginning in 2005 and 2006. Similar legislation has been or may be enacted in other jurisdictions, including in the United States and China. RoHS prohibits the use of lead, mercury and certain other specified substances in electronics products and WEEE requires industry OEMs to assume responsibility for the collection, recycling and management of waste electronic products and components. We have developed rigorous risk mitigating compliance programs designed to meet the needs of our customers as well as the regulations. These programs vary from collecting compliance data from our suppliers to full laboratory testing, and we require our supply chain to comply. Non-compliance could potentially result in significant costs and/or penalties. In the case of WEEE, the compliance responsibility rests primarily with OEMS rather than with EMS companies. However, OEMs may turn to EMS companies for assistance in meeting their obligations under WEEE.

In addition, we are responsible for cleanup of contamination at some of our current and former manufacturing facilities and at some third party sites. If more stringent compliance or cleanup standards under environmental laws or regulations are imposed, or the results of future testing and analyses at our current or former operating facilities indicate that we are responsible for the release of hazardous substances, we may be subject to additional liability. Additional environmental matters may arise in the future at sites where no problem is currently known or at sites that we may acquire in the future. Our failure to comply with environmental laws and regulations or adequately address contaminated sites could limit our ability to expand our facilities or could require us to incur significant expenses, which would harm our business.

Our operating results may fluctuate significantly due to a number of factors, many of which are beyond our control.

Some of the principal factors that contribute to the fluctuations in our annual and quarterly operating results are:

- changes in demand for our products or services;

- our effectiveness in managing manufacturing processes and costs;
- our increased design services and components offerings may reduce profitability as we continue to make substantial investments in these capabilities;
- the mix of the types of manufacturing services we provide, as high-volume and low-complexity manufacturing services typically have lower gross margins than lower volume and more complex services;
- changes in the cost and availability of labor and components, which often occur in the electronics manufacturing industry and which affect our margins and our ability to meet delivery schedules;
- our ability to achieve commercially viable production yields and manufacture commercial quantities of our components;
- the degree to which we are able to utilize our available manufacturing capacity;
- our ability to manage the timing of our component purchases so that components are available when needed for production, while avoiding the risk of purchasing inventory in excess of immediate production needs;
- local conditions and events that may affect our production volumes, such as labor conditions, political instability and local holidays;
- changes in demand in our customers' end markets; and
- adverse changes in general economic or geopolitical conditions.

Two of our significant end markets are the mobile devices market and the consumer devices market. These markets exhibit particular strength toward the end of the calendar year in connection with the holiday season. As a result, we have historically experienced stronger revenues in our third fiscal quarter as compared to our other fiscal quarters. Economic or other factors leading to diminished orders in the end of the calendar year could harm our business.

Our strategic relationships with major customers create risks.

Over the past several years, we have completed numerous strategic transactions with OEM customers. Under these arrangements, we generally acquire inventory, equipment and other assets from the OEM, and lease or acquire their manufacturing facilities, while simultaneously entering into multi-year supply agreements for the production of their products. We intend to continue to pursue these OEM divestiture transactions in the future. There is strong competition among EMS companies for these transactions, and this competition may increase. These transactions have contributed to a significant portion of our revenue growth, and if we fail to complete similar transactions in the future, our revenue growth could be harmed. The arrangements entered into with divesting OEMs typically involve many risks, including the following:

- we may need to pay a purchase price to the divesting OEMs that exceeds the value we ultimately may realize from the future business of the OEM;
- the integration of the acquired assets and facilities into our business may be time-consuming and costly, including the incurrence of restructuring charges;
- we, rather than the divesting OEM, bear the risk of excess capacity at the facility;
- we may not achieve anticipated cost reductions and efficiencies at the facility;
- we may be unable to meet the expectations of the OEM as to volume, product quality, timeliness and cost reductions;
- our supply agreements with the OEMs generally do not require any minimum volumes of purchase by the OEMs, and the actual volume of purchases may be less than anticipated; and
- if demand for the OEMs' products declines, the OEM may reduce its volume of purchases, and we may not be able to sufficiently reduce the expenses of operating the facility or use the facility to provide services to other OEMs.

As a result of these and other risks, we have been, and in the future may be, unable to achieve anticipated levels of profitability under these arrangements. In addition, these strategic arrangements have not, and in the future may not, result in any material revenues or contribute positively to our earnings per share.

The success of certain of our activities depends on our ability to protect our intellectual property rights.

We retain certain intellectual property rights to some of the technologies that we develop as part of our engineering and design activities in our design and manufacturing services and components offerings. As the level of our engineering and design activities increases, the extent to which we rely on rights to intellectual property incorporated into products is increasing. The measures we have taken to prevent unauthorized use of our technology may not be successful. If we are unable to protect our intellectual property rights, this could reduce or eliminate the competitive advantages of our proprietary technology, which would harm our business.

Our exposure to financially troubled customers may adversely affect our financial results.

We provide EMS services to companies and industries that have in the past, and may in the future, experience financial difficulty. If our customers experience financial difficulty, we could have difficulty recovering amounts owed to us from these customers, or demand for our products from these customers could decline, either of which could adversely affect our financial position and results of operations.

It may be difficult for investors to effect services of process within the United States on us or to enforce civil liabilities under the federal securities laws of the United States against us.

We are incorporated in Singapore under the Companies Act, Chapter 50 of Singapore. Some of our officers reside outside the United States, and a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect services of process upon us within the United States. Additionally, judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws may not be enforceable against us. Judgments of U.S. courts based on the civil liability provisions of the federal securities laws of the United States are not directly enforceable in Singapore courts, and Singapore courts may not enter judgments in original actions brought in Singapore courts based solely upon the civil liability provisions of the federal securities laws of the United States.

The market price of our ordinary shares is volatile.

The stock market in recent years has experienced significant price and volume fluctuations that have affected the market prices of technology companies. These fluctuations have often been unrelated to or disproportionately impacted by the operating performance of these companies. The market for our ordinary shares may be subject to similar fluctuations. Factors such as fluctuations in our operating results, announcements of technological innovations or events affecting other companies in the electronics industry, currency fluctuations and general market conditions may cause the market price of our ordinary shares to decline.

Implementation of a new information system could disrupt our operations and cause unanticipated increases in our costs.

The ongoing implementation of new worldwide procurement software and systems is a technically intensive process, requiring extensive testing, modifications, customization and project coordination. In addition, from time to time we implement other major enterprise software and systems. We may experience disruptions in our business operations relating to these implementation efforts as a result of complications with the software or systems. Such disruptions could result in material adverse consequences, including loss of information and unanticipated increases in costs.

Our debt level may create limitations

We entered into a $1.759 billion term loan facility, dated as of October 1, 2007, upon completion of the acquisition of Solectron, to pay the cash portion of the acquisition consideration, pay acquisition related costs, and to refinance certain of Solectron's outstanding long-term debt assumed by the Company. As of March 31, 2008 our borrowings under this facility totaled approximately $1.7 billion and in total our long-term debt was approximately $3.4 billion. This increased indebtedness could limit our flexibility as a result of debt service requirements and restrictive covenants, and may limit our ability to access additional capital or execute business strategy.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our facilities consist of a global network of industrial parks, regional manufacturing operations, design and engineering and product introduction centers, providing over 27.0 million square feet of manufacturing capacity as of March 31, 2008 (excluding facilities we have identified for closure, as described in Note 9, "Restructuring Charges" in the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data"). We own facilities with approximately 10.5 million square feet in Asia, 3.9 million square feet in the Americas and 2.7 million square feet in Europe. We lease facilities with approximately 4.7 million square feet in Asia, 3.6 million square feet in the Americas and 1.6 million square feet in Europe.

Our facilities include large industrial parks, ranging in size from approximately 300,000 to 5.7 million square feet, in Brazil, China, Hungary, India, Malaysia, Mexico and Poland. We also have regional manufacturing operations, generally ranging in size from under 100,000 to approximately 1.0 million square feet, in Austria, Brazil, Canada, China, Denmark, France, Germany, Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Malaysia, Mexico, Netherlands, Norway, Poland, Romania, Singapore, Sweden, Taiwan, Ukraine and the United States. We also have smaller design and engineering centers and product introduction centers at a number of locations in the world's major electronics markets.

Our facilities are well maintained and suitable for the operations conducted. The productive capacity of our plants is adequate for current needs.

ITEM 3. *LEGAL PROCEEDINGS*

We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. We defend ourselves vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations, or cash flows.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

PRICE RANGE OF ORDINARY SHARES

Our ordinary shares are quoted on the NASDAQ Global Select Market under the symbol "FLEX." The following table sets forth the high and low per share sales prices for our ordinary shares since the beginning of fiscal year 2007 as reported on the NASDAQ Global Select Market.

	High	Low
Fiscal Year Ended March 31, 2008		
Fourth Quarter	$11.91	$ 9.26
Third Quarter	13.28	11.19
Second Quarter	12.02	10.80
First Quarter	11.72	10.80
Fiscal Year Ended March 31, 2007		
Fourth Quarter	$12.16	$10.75
Third Quarter	13.19	11.08
Second Quarter	12.97	9.96
First Quarter	12.46	9.84

As of May 19, 2008 there were 6,428 holders of record of our ordinary shares and the closing sales price of our ordinary shares as reported on the NASDAQ Global Select Market was $10.79 per share.

DIVIDENDS

Since inception, we have not declared or paid any cash dividends on our ordinary shares (exclusive of dividends paid by pooled entities prior to acquisition). The terms of our outstanding Senior Subordinated Notes restrict our ability to pay cash dividends. For more information, please see Note 4, "Bank Borrowings and Long-term Debt" to our consolidated financial statements included under Item 8, "Financial Statements and Supplementary Data."

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2008 Annual General Meeting of Shareholders. Such information is incorporated by reference.

STOCK PRICE PERFORMANCE GRAPH

The following stock price performance graph and accompanying information is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A under the Securities Exchange Act of 1934 or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, regardless of any general incorporation language in any such filing.

The graph below compares the cumulative total shareholder return on our ordinary shares, the Standard & Poor's 500 Stock Index and a peer group comprised of Benchmark Electronics, Inc., Celestica, Inc., Jabil Circuit, Inc., and Sanmina-SCI Corporation.

The graph below assumes that $100 was invested in our ordinary shares, in the Standard & Poor's 500 Stock Index and in the peer group described above on March 31, 2003 and reflects the annual return through March 31, 2008, assuming dividend reinvestment.

The comparisons in the graph below are based on historical data and are not indicative of, or intended to forecast, the possible future performances of our ordinary shares.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Flextronics International Ltd., The S&P 500 Index
And A Peer Group
$250
$200
$150
$100
$50
$0
3/03
3/04
3/05
3/06
3/07
3/08
Flextronics International Ltd.
S&P 500 Index
Peer Group

* $100 invested on March 31, 2003 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.

	3/03	3/04	3/05	3/06	3/07	3/08
Flextronics International Ltd.	$100.00	$195.99	$138.07	$118.69	$125.46	$107.68
S&P 500 Index	100.00	135.12	144.16	161.07	180.13	170.98
Peer Group	100.00	177.57	134.10	155.49	92.41	55.05

RECENT SALES OF UNREGISTERED SECURITIES

None.

INCOME TAXATION UNDER SINGAPORE LAW

Dividends. Singapore does not impose a withholding tax on dividends. Prior to January 1, 2003, Singapore applied a full imputation system to all dividends (other than exempt dividends) paid by a Singapore resident company. Effective on January 1, 2003, tax on corporate profits is final and dividends paid by a Singapore resident company will be tax exempt in the hands of a shareholder, whether or not the shareholder is a company or an individual and whether or not the shareholder is a Singapore resident. However, if the resident company was previously under the imputation system and has un-utilized dividend franking credits as of December 31, 2002, there was a 5-year transition period from January 1, 2003 to December 31, 2007, during which a company remained on the imputation system. Dividends declared by non-resident companies are not subject to the imputation system.

Gains on Disposal. Under current Singapore tax law there is no tax on capital gains, and, thus any profits from the disposal of shares are not taxable in Singapore unless the gains arising from the disposal of shares are income in nature and subject to tax, especially if they arise from activities which the Inland Revenue Authority of Singapore regards as the carrying on of a trade or business in Singapore (in which case, the profits on the sale would be taxable as trade profits rather than capital gains).

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 Financial Instruments — Recognition and Measurement ("FRS 39") for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of shares is made.

Stamp Duty. There is no stamp duty payable for holding shares, and no duty is payable on the acquisition of newly-issued shares. When existing shares are acquired in Singapore, a stamp duty is payable on the instrument of transfer of the shares at the rate of two Singapore dollars ("S$") for every S$1,000 of the market value of the shares. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. If the instrument of transfer is executed outside of Singapore, the stamp duty must be paid only if the instrument of transfer is received in Singapore.

Estate Taxation. The estate duty was recently abolished for deaths occurring on or after February 15, 2008. For deaths prior to February 15, 2008 the following rules apply:

If an individual who is not domiciled in Singapore dies on or after January 1, 2002, no estate tax is payable in Singapore on any of our shares held by the individual.

If property passing upon the death of an individual domiciled in Singapore includes our shares, Singapore estate duty is payable to the extent that the value of the shares aggregated with any other assets subject to Singapore estate duty exceeds S$600,000. Unless other exemptions apply to the other assets, for example, the separate exemption limit for residential properties, any excess beyond S$600,000 will be taxed at 5% on the first S$12,000,000 of the individual's chargeable assets and thereafter at 10%.

An individual shareholder who is a U.S. citizen or resident (for U.S. estate tax purposes) will have the value of the shares included in the individual's gross estate for U.S. estate tax purposes. An individual shareholder generally will be entitled to a tax credit against the shareholder's U.S. estate tax to the extent the individual shareholder actually pays Singapore estate tax on the value of the shares; however, such tax credit is generally limited to the percentage of the U.S. estate tax attributable to the inclusion of the value of the shares included in the shareholder's gross estate for U.S. estate tax purposes, adjusted further by a pro rata apportionment of available exemptions. Individuals who are domiciled in Singapore should consult their own tax advisors regarding the Singapore estate tax consequences of their investment.

Tax Treaties Regarding Withholding. There is no reciprocal income tax treaty between the U.S. and Singapore regarding withholding taxes on dividends and capital gains.

ITEM 6. *SELECTED FINANCIAL DATA*

These historical results are not necessarily indicative of the results to be expected in the future. The following table is qualified by reference to and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Data."

	Fiscal Year Ended March 31,				
	2008(1)	2007	2006	2005	2004
	(In thousands, except per share amounts)				
CONSOLIDATED STATEMENT OF OPERATIONS DATA:					
Net sales	$27,558,135	$18,853,688	$15,287,976	$15,730,717	$14,479,262
Cost of sales	25,972,787	17,777,859	14,354,461	14,720,532	13,676,855
Restructuring charges(2)	408,945	146,831	185,631	78,381	474,068
Gross profit	1,176,403	928,998	747,884	931,804	328,339
Selling, general and administrative expenses	807,029	547,538	463,946	525,607	469,229
Intangible amortization(3)	112,317	37,089	37,160	33,541	34,543
Restructuring charges(2)	38,743	5,026	30,110	16,978	54,785
Other charges (income), net(4)	61,078	(77,594)	(17,200)	(13,491)	—
Interest and other expense, net	101,302	91,986	92,951	89,996	77,241
Gain on divestiture of operations	(9,733)	—	(23,819)	—	—
Loss on early extinguishment of debt	—	—	—	16,328	103,909
Income (loss) from continuing operations before income taxes	65,667	324,953	164,736	262,845	(411,368)
Provision for (benefit from) income taxes(5)	705,037	4,053	54,218	(68,652)	(64,958)
Income(loss)from continuing operations	(639,370)	320,900	110,518	331,497	(346,410)
Income (loss) from discontinued operations, net of tax	—	187,738	30,644	8,374	(5,968)
Net income (loss)	$ (639,370)	$ 508,638	$ 141,162	$ 339,871	$ (352,378)
Diluted earnings (loss) per share:					
Continuing operations	$ (0.89)	$ 0.54	$ 0.18	$ 0.57	$ (0.66)
Discontinued operations	$ —	$ 0.31	$ 0.05	$ 0.01	$ (0.01)
Total	$ (0.89)	$ 0.85	$ 0.24	$ 0.58	$ (0.67)

	As of March 31,				
	2008(1)	2007	2006	2005	2004
	(In thousands)				
CONSOLIDATED BALANCE SHEET DATA(6):					
Working capital	$ 2,911,922	$ 1,102,979	$ 938,632	$ 906,971	$ 884,816
Total assets	19,524,915	12,341,374	10,958,407	11,009,766	9,583,937
Total long-term debt and capital lease obligations, excluding current portion	3,388,337	1,493,805	1,489,366	1,709,570	1,624,261
Shareholders' equity	8,164,444	6,176,659	5,354,647	5,224,048	4,367,213

(1) On October 1, 2007, the Company completed its acquisition of 100% of the outstanding common stock of Solectron, a provider of value-added electronics manufacturing and supply chain services to OEMs. The results of Solectron's operations were included in the Company's consolidated financial results beginning on the acquisition date. Refer to Note 12, "Business and Asset Acquisitions and Divestitures" to our consolidated financial statements included under Item 8, "Financial Statements and Supplementary Data" for further information.

(2) We recognized restructuring charges of $447.7 million, $151.9 million, $215.7 million, $95.4 and $540.3 million (including $11.5 million attributable to discontinued operations) in fiscal years 2008, 2007, 2006, 2005, and 2004, respectively, associated with the consolidation and closure of several manufacturing facilities. Charges incurred during the 2008 fiscal year were primarily in connection with the acquisition and integration of Solectron. Refer to Note 9, "Restructuring Charges" to our consolidated financial statements included under Item 8, "Financial Statements and Supplementary Data" for further information.

(3) We recognized a charge of $30.0 million during fiscal year 2008 for the write-off of certain intangible asset licenses due to technological obsolescence.

(4) We recognized $79.8 million, $20.6 million and $29.3 million of net foreign exchange gains primarily related to the liquidation of certain international entities in fiscal years 2007, 2006 and 2005, respectively. We also recognized $7.7 million and $7.6 million in executive separation costs in fiscal years 2006 and 2005, respectively.

We recognized charges of $61.1 million and $8.2 million in fiscal years 2008 and 2005, respectively, for the loss on disposition, other-than-temporary impairment and other related charges of our investments in certain non-publicly traded companies. In fiscal year 2006, we recognized a net gain of $4.3 million related to our investments in certain non-publicly traded companies.

(5) We recognized non-cash tax expense of $661.3 million during fiscal year 2008, as we determined the recoverability of certain deferred tax assets is no longer more likely than not. Refer to Note 8, "Income Taxes" to our consolidated financial statements included under Item 8, "Financial Statements and Supplementary Data" for further information.

(6) Includes continuing and discontinued operations for the fiscal years ended March 31, 2006 and prior.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. The words "expects," "anticipates," "believes," "intends," "plans" and similar expressions identify forward-looking statements. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. We undertake no obligation to publicly disclose any revisions to these forward-looking statements to reflect events or circumstances occurring subsequent to filing this Form 10-K with the Securities and Exchange Commission. These forward-looking statements are subject to risks and uncertainties, including, without limitation, those discussed in this section and in Item 1A, "Risk Factors." In addition, new risks emerge from time to time and it is not possible for management to predict all such risk factors or to assess the impact of such risk factors on our business. Accordingly, our future results may differ materially from historical results or from those discussed or implied by these forward-looking statements. Given these risks and uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

We are a leading provider of advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") of a broad range of products in the following market segments: infrastructure; mobile communication devices; computing; consumer digital devices; industrial, semiconductor and white goods; automotive, marine and aerospace; and medical devices. We provide a full range of vertically-integrated global supply chain services through which we design, build, ship and service a complete packaged product for our customers. Customers leverage our services to meet their product requirements throughout the entire product life cycle. Our vertically-integrated service offerings include: design services; rigid printed circuit board and flexible circuit fabrication; systems assembly and manufacturing; logistics; after-sales services; and multiple component product offerings.

We are one of the world's largest EMS providers, with revenues from continuing operations of $27.6 billion in fiscal year 2008. As of March 31, 2008, our total manufacturing capacity was approximately 27.0 million square feet in over 25 countries across four continents. We have established an extensive network of manufacturing facilities in the world's major electronics markets (Asia, the Americas and Europe) in order to serve the growing outsourcing needs of both multinational and regional OEMs. In fiscal year 2008, our net sales from continuing operations in Asia, the Americas and Europe represented approximately 56%, 28% and 16%, respectively, of our total net sales from continuing operations, based on the location of the manufacturing site.

We believe that the combination of our extensive design and engineering services, significant scale and global presence, vertically-integrated end-to-end services, advanced supply chain management, industrial campuses in low-cost geographic areas and operational track record provide us with a competitive advantage in the market for designing, manufacturing and servicing electronics products for leading multinational OEMs. Through these services and facilities, we simplify the global product development and manufacturing process and provide meaningful time to market and cost savings for our OEM customers.

We have actively pursued acquisitions and purchases of manufacturing facilities, design and engineering resources and technologies in order to expand our worldwide operations, broaden our service offerings, diversify and strengthen our customer relationships, and enhance our competitive position as a leading provider of comprehensive outsourcing solutions. We have completed numerous strategic transactions with OEM customers over the past several years, including with Sony-Ericsson, Xerox, Kyocera and Nortel. These strategic transactions have expanded our customer base, provided end-market diversification, and contributed to a significant portion of our revenue growth. Under these arrangements, we generally acquire inventory, equipment and other assets from the OEM and lease or acquire their manufacturing facilities while simultaneously entering into multi-year supply agreements for the production of their products. We will continue to selectively pursue strategic opportunities that we believe will further our business objectives and enhance shareholder value. OEM divestitures and other acquisitions involve numerous risks, including costs associated with integrating, closing and consolidating acquired facilities.

On October 1, 2007, we completed the acquisition of 100% of the outstanding common stock of Solectron in a cash and stock transaction valued at approximately $3.6 billion, including estimated transaction costs. We issued approximately 221.8 million shares of our ordinary stock and paid approximately $1.1 billion in cash in connection with the acquisition. The acquisition of Solectron broadened our service offerings, strengthened our capabilities in the high end computing, communication and networking infrastructure market segments, increased the scale of our existing operations and diversified our customer and product mix. Refer to Note 4, "Bank Borrowings and Long-Term Debt" and Note 12, "Business and Asset Acquisitions and Divestitures" for further discussion.

On January 26, 2008, we completed the acquisition of 100% of the common stock of Avail Medical Products, Inc. ("Avail"). The acquisition of Avail expands our capabilities in the medical market segment, including the design, manufacturing and logistics of disposable medical devices, hand held diagnostics and drug delivery devices and imaging, lab and life sciences equipment.

The EMS industry has experienced rapid change and growth over the past decade. The demand for advanced manufacturing capabilities and related supply chain management services continues to escalate as an increasing number of OEMs have outsourced some or all of their design and manufacturing requirements. Price pressure on our customers' products in their end markets has led to increased demand for EMS production capacity in the lower-cost regions of the world, such as China, India, Malaysia, Mexico, and Eastern Europe, where we have a significant presence. We have responded by making strategic decisions to realign our global capacity and infrastructure with the demands of our customers to optimize the operating efficiencies that can be provided by our global presence. The overall impact of these activities is that we have shifted our manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs, thereby enhancing our ability to provide cost-effective manufacturing service in order for us to retain and expand our existing relationships with customers and attract new business. As a result, we have recognized a significant amount of restructuring charges in connection with the realignment of our global capacity and infrastructure.

Restructuring costs incurred during fiscal year 2008 were primarily related to our acquisition of Solectron and consisted of consolidating and integrating our global capacity and infrastructure. These activities, which included closing, consolidating and relocating certain manufacturing and administrative operations, eliminating redundant assets, and reducing excess workforce and capacity, encompassed over 25 different manufacturing locations and were intended to optimize our operational efficiencies post acquisition.

Our operating results are affected by a number of factors, including the following:

- our customers may not be successful in marketing their products, their products may not gain widespread commercial acceptance, and our customers' products have short product life cycles;

- our customers may cancel or delay orders or change production quantities;

- integration of acquired businesses and facilities;
- our operating results vary significantly from period to period due to the mix of the manufacturing services we are providing, the number and size of new manufacturing programs, the degree to which we utilize our manufacturing capacity, seasonal demand, shortages of components and other factors;
- our increased design services and components offerings may reduce our profitability as we are required to make substantial investments in the resources necessary to design and develop these products without guarantee of cost recovery and margin generation;
- our ability to achieve commercially viable production yields and to manufacture components in commercial quantities to the performance specifications demanded by our OEM customers; and
- managing growth and changes in our operations.

We also are subject to other risks as outlined in Item 1A, "Risk Factors."

As part of our continuous evaluation of the strategic and financial contributions of each of our operations, we are focusing our efforts and resources on the reacceleration of revenue growth in our core vertically-integrated EMS business, which includes design, manufacturing services, components and logistics. We have divested certain non-core operations and we continue to assess further opportunities to maximize shareholder value with respect to our non-core activities through divestitures, equity carve-outs, spin-offs and other strategic transactions.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2, "Summary of Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

Revenue Recognition

We recognize manufacturing revenue when we ship goods or the goods are received by our customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then we recognize the related revenues at the time when such requirements are completed and the obligations are fulfilled. We make provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to our consolidated financial statements for the 2008, 2007 and 2006 fiscal years.

We provide a comprehensive suite of services for our customers that range from contract design services to original product design to repair services. We recognize service revenue when the services have been performed, and the related costs are expensed as incurred. Our net sales for services from continuing operations were less than 10% of our total sales from continuing operations during the 2008, 2007 and 2006 fiscal years, and accordingly, are included in net sales in the consolidated statements of operations.

Accounting for Business and Asset Acquisitions

We have actively pursued business and asset acquisitions, which are accounted for using the purchase method of accounting in accordance with SFAS No. 141, "*Business Combinations*" ("SFAS 141"). The fair value of the net assets acquired and the results of the acquired businesses are included in the Consolidated Financial Statements from the acquisition dates forward. We are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill. Additionally, we may be required to recognize liabilities for anticipated restructuring costs that will be necessary due to the elimination of excess capacity, redundant assets or unnecessary functions.

We estimate the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material impact on our consolidated operating results or financial condition.

Stock-Based Compensation

We account for stock-based compensation in accordance with the provisions of SFAS No. 123 (Revised 2004), *"Share-Based Payment"* ("SFAS 123(R)"). Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value model and calculating the fair value of stock-based awards at the grant date requires judgment, including estimating stock price volatility and expected option life. If actual forfeitures differ significantly from our estimates, adjustments to compensation cost may be required in future periods.

Restructuring Charges

We recognize restructuring charges related to our plans to close or consolidate duplicate manufacturing and administrative facilities. In connection with these activities, we recognize restructuring charges for employee termination costs, long-lived asset impairment and other restructuring-related costs.

The recognition of these restructuring charges require that we make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent our actual results in exiting these facilities differ from our estimates and assumptions, we may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. At the end of each reporting period, we evaluate the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Refer to Note 9, "Restructuring Charges," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Income Taxes

Our deferred income tax assets represent temporary differences between the carrying amount and the tax basis of existing assets and liabilities which will result in deductible amounts in future years, including net operating loss carryforwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions to realize these deferred income tax assets. Our judgments regarding future profitability may change due to future market conditions, changes in U.S. or international tax laws and other factors. If these estimates and related assumptions change in the future, we may be required to increase or decrease our valuation allowance against deferred tax assets previously recognized, resulting in additional or lesser income tax expense.

We recognized non-cash tax expense of $661.3 million during the 2008 fiscal year. This expense principally resulted from management's re-evaluation of previously recorded deferred tax assets in the United States, which are primarily comprised of tax loss carry forwards. We believe that the likelihood certain deferred tax assets will be realized has decreased because we expect future projected taxable income in the United States will be lower as a result of increased interest expense resulting from the term loan entered into as part of the acquisition of Solectron.

In June 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48") as an interpretation of SFAS No. 109, *"Accounting for Income Taxes"* ("SFAS 109"), which clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition of tax benefits previously recognized. We adopted FIN 48 in the first quarter of fiscal year 2008 and did not recognize any adjustments to the liability for unrecognized tax benefits as a result of the implementation of FIN 48. We are regularly subject to tax return audits and examinations by various taxing jurisdictions in the United States and around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows. Refer to Note 8 "Income Taxes" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our tax position.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers' financial condition and make provisions for doubtful accounts based on the outcome of those credit evaluations. We evaluate the collectibility of our accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. Unanticipated changes in the liquidity or financial position of our customers may require additional provisions for doubtful accounts.

Inventory Valuation

Our inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We make provisions for estimated excess and obsolete inventory based on our regular reviews of inventory quantities on hand, and the latest forecasts of product demand and production requirements from our customers. If actual market conditions or our customers' product demands are less favorable than those projected, additional provisions may be required. In addition, unanticipated changes in the liquidity or financial position of our customers and/or changes in economic conditions may require additional provisions for inventories due to our customers' inability to fulfill their contractual obligations with regard to inventory procured to fulfill customer demand.

Long-Lived Assets

We review property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Recoverability of property and equipment is measured by comparing its carrying amount to the projected discounted cash flows the property and equipment are expected to generate. If such assets are considered to be impaired, the impairment loss recognized, if any, is the amount by which the carrying amount of the property and equipment exceeds its fair value.

We evaluate goodwill for impairment on an annual basis. We also evaluate goodwill and other intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable from its estimated future cash flows. In fiscal year 2008, we recognized an impairment charge of approximately $30.0 million due to the write-off of certain intangible asset licenses due to technological obsolescence. This charge is included in intangible amortization in the consolidated statement of operations for the fiscal year ended March 31, 2008.

Recoverability of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, the amount of impairment loss recognized, if any, is measured using a discounted cash flow analysis. If, at the time of our annual evaluation, the net asset value (or "book value") of any reporting unit is greater than its fair value, some or all of the related goodwill would likely be considered to be impaired. Further, to the extent the carrying value of the Company as a whole is greater than its market capitalization, all, or a significant portion of our goodwill may be considered impaired. To date, we have not recognized any impairment of our goodwill in connection with our impairment evaluations.

Long-term Investments

We have certain investments in, and notes receivable from, non-publicly traded companies, which are included within other assets in our consolidated balance sheets. Non-majority-owned investments are accounted for using the equity method when we have an ownership percentage equal to or greater than 20%, or have the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. We monitor these investments for impairment and make appropriate reductions in carrying values if we determine an impairment charge is required, based primarily on the financial condition and near-term prospects of these companies. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could adversely affect our net income. During fiscal year 2008, we recorded charges of $61.1 million for other-than-temporary impairment of our investments in certain non-publicly traded companies. Impairment charges for fiscal years 2007 and 2006 were not material.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain statements of operations data expressed as a percentage of net sales. The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto included in this document. The data below, and discussion that follows, represents our results from continuing operations. Information related to the results of discontinued operations is provided separately following the continuing operations discussion.

	Fiscal Year Ended March 31,		
	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of sales	94.2	94.3	93.9
Restructuring charges	1.5	0.8	1.2
Gross profit	4.3	4.9	4.9
Selling, general and administrative expenses	2.9	2.9	3.0
Intangible amortization	0.4	0.2	0.3
Restructuring charges	0.1	—	0.2
Other charges (income), net	0.2	(0.4)	(0.1)
Interest and other expense, net	0.4	0.5	0.6
Gain on divestitures of operations	—	—	(0.2)
Income from continuing operations before income taxes	0.3	1.7	1.1
Provision for income taxes	2.6	—	0.4
Income (loss) from continuing operations	(2.3)	1.7	0.7
Discontinued operations:			
Income from discontinued operations, net of tax	—	1.0	0.2
Net income (loss)	(2.3)%	2.7%	0.9%

Net sales

Net sales during fiscal year 2008 totaled $27.6 billion, representing an increase of $8.7 billion, or 46%, from $18.9 billion during fiscal year 2007, primarily due to the acquisition of Solectron and to new program wins from various existing customers across multiple markets. Sales increased across all of the markets we serve, including;

(i) $4.3 billion in the infrastructure market, (ii) $2.1 billion in the computing market, (iii) $1.5 billion in the industrial, medical, automotive and other markets, (iv) $472.3 million in the consumer digital market, and (v) $328.2 million in the mobile communications market. Net sales during fiscal year 2008 increased by $3.9 billion in Asia, $3.6 billion in the Americas, and $1.2 billion in Europe.

Net sales during fiscal year 2007 totaled $18.9 billion, representing an increase of $3.6 billion, or 23%, from $15.3 billion during fiscal year 2006, primarily due to new program wins from various customers and to a lesser extent, from various business acquisitions. Sales increased across all of the markets we serve, including; (i) $1.9 billion in the mobile communications market, (ii) $529.1 million in the consumer digital market, (iii) $523.0 million in the infrastructure market, (iv) $513.1 million in the industrial, medical, automotive and other markets, and (v) $80.3 million in the computing market. Net sales during fiscal year 2007 increased by $3.0 billion and $817.4 million in Asia and the Americas, respectively, offset by a decline of $239.9 million in Europe.

Our ten largest customers during fiscal years 2008, 2007 and 2006 accounted for approximately 55%, 64% and 63% of net sales, respectively, with Sony-Ericsson accounting for greater than 10% of our net sales during fiscal years 2008 and 2007, and Sony-Ericsson and Hewlett-Packard each accounting for greater than 10% of our net sales during fiscal year 2006.

Gross profit

Gross profit is affected by a number of factors, including the number and size of new manufacturing programs, product mix, component costs and availability, product life cycles, unit volumes, pricing, competition, new product introductions, capacity utilization and the expansion and consolidation of manufacturing facilities. Typically, profitability lags revenue growth in new programs due to product start-up costs, lower manufacturing program volumes in the start-up phase, operational inefficiencies, and under-absorbed overhead. Gross margin often improves over time as manufacturing program volumes increase, as our utilization rates and overhead absorption improves, and as we increase the level of vertically-integrated manufacturing services content. As a result, our gross margin varies from period to period.

Gross profit during fiscal year 2008 increased $247.4 million to $1.2 billion from $929.0 million during fiscal year 2007. Gross margin decreased to 4.3% of net sales in fiscal 2008 as compared with 4.9% in fiscal 2007. The 60 basis point decrease in gross margin was primarily attributable to a 70 basis point increase in restructuring charges recognized during fiscal 2008. The restructuring charges were principally incurred in connection with the Solectron acquisition and were related to restructuring activities for operations that were associated with the company prior to the acquisition of Solectron. The decrease in gross margin was partially offset by an approximate 10 basis point decrease in cost of sales during fiscal 2008 related to favorable changes in customer and product mix, and increased operational efficiencies.

Gross profit during fiscal year 2007 increased $181.1 million to $929.0 million from $747.9 million during fiscal year 2006. Gross margin remained at 4.9% of net sales during each of the respective periods. Gross margin was adversely impacted by 40 basis points primarily attributable to the divestiture of our Network Services division in the September 2005 quarter, together with increases in higher volume, lower margin customer programs, and higher start-up and integration costs associated with multiple new large scale programs in the current period, offset by a 40 basis point reduction in restructuring charges.

Restructuring charges

Restructuring charges during the 2008 fiscal year primarily related to our acquisition of Solectron. These charges were related to restructuring activities which included closing, consolidating and relocating certain manufacturing, design, and administrative operations, eliminating redundant assets and reducing excess workforce and capacity, and encompassed over 25 different manufacturing and design locations. The activities associated with these charges involve multiple actions at each location and will be completed in multiple steps. These actions were initiated in an effort to consolidate and integrate our global capacity and infrastructure so as to optimize our operational efficiencies post acquisition. We believe that the potential savings in cost of goods sold achieved through lower depreciation and reduced employee expenses as a result of the activities associated with these charges will be offset in part by reduced revenues at the affected facilities.

In addition to the restructuring activities related to the acquisition of Solectron, in recent years we have also initiated a series of other restructuring activities, which were intended to realign our global capacity and infrastructure with demand by our OEM customers and thereby improve our operational efficiency. These activities included:

- reducing excess workforce and capacity;
- consolidating and relocating certain manufacturing facilities to lower-cost regions; and
- consolidating and relocating certain administrative facilities.

These restructuring costs included employee severance, costs related to owned and leased facilities and equipment that were no longer in use and were to be disposed of, and other costs associated with the exit of certain contractual agreements due to facility closures. The overall impact of these activities was that we shifted our manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs, and we better utilize our manufacturing capacity. This has enhanced our ability to provide cost-effective manufacturing service offerings, which enables us to retain and expand our existing relationships with customers and attract new business. We may utilize similar measures in the future to realign our operations relative to changing customer demand, which may materially affect our results of operations in the future. We believe that the potential savings in cost of goods sold achieved through lower depreciation and reduced employee expenses as a result of our restructurings will be offset in part by reduced revenues at the affected facilities.

During fiscal year 2008, we recognized restructuring charges of approximately $447.7 million. The activities associated with these charges involve multiple actions at each location, will be completed in multiple steps and will be substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. We classified approximately $408.9 million of these charges as a component of cost of sales. The fiscal year 2008 restructuring charge of approximately $447.7 million is net of approximately $52.9 million of customer reimbursements earned in accordance with the various agreements with Nortel. The reimbursement was included as a component of cost of sales during fiscal year 2008 and is included in other current assets in the Company's Consolidated Balance Sheet as of March 31, 2008. The charges recognized by reportable geographic region, before the Nortel reimbursement, amounted to $178.9 million, $175.2 million and $146.5 million for Asia, Europe and the Americas, respectively. Approximately $202.5 million of these restructuring charges were non-cash. As of March 31, 2008, accrued severance and facility closure costs were approximately $249.6 million, of which approximately $50.0 million was classified as a long-term obligation.

During fiscal year 2007, we recognized restructuring charges of approximately $151.9 million associated with the consolidation and closure of several manufacturing facilities including the related impairment of certain long-lived assets; and other charges primarily related to the exit of certain real estate owned and leased by us in order to reduce our investment in property, plant and equipment. Approximately $146.8 million of the charges were classified as a component of cost of sales. The charges recognized by reportable geographic region amounted to $59.0 million, $49.6 million and $43.3 million for the Americas, Asia and Europe, respectively. As of March 31, 2008, accrued facility closure costs related to restructuring charges incurred during fiscal year 2007 were approximately $22.9 million, of which approximately $11.5 million was classified as a long-term obligation.

During fiscal year 2006, we recognized restructuring charges of approximately $215.7 million associated with the consolidation and closure of several manufacturing facilities, and related impairment of certain long-lived assets. Approximately $185.6 million of the restructuring charge was classified as a component of cost of sales. Restructuring charges recorded by reportable geographic region amounted to $164.5 million, $48.0 million and $3.2 million for Europe, the Americas and Asia, respectively. As of March 31, 2008, accrued facility closure costs related to restructuring charges incurred during fiscal year 2006 were approximately $13.2 million, of which approximately $4.6 million was classified as a long-term obligation.

Refer to Note 9, "Restructuring Charges," of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our restructuring activities.

Selling, general and administrative expenses

Our selling, general and administrative expenses, or SG&A, amounted to $807.0 million, or 2.9% of net sales, during fiscal year 2008, compared to $547.5 million, or 2.9% of net sales, during fiscal year 2007. The increase in SG&A during fiscal year 2008 was primarily the result of our acquisition of Solectron as well as other business and asset acquisitions over the past year, continued investments in resources necessary to support our revenue growth, investments in certain technologies to enhance our overall design and engineering competencies and an increase in stock-based compensation expense.

Our SG&A amounted to $547.5 million, or 2.9% of net sales, during fiscal year 2007, compared to $463.9 million, or 3.0% of net sales, during fiscal year 2006. The increase in SG&A during fiscal year 2007 was primarily attributable to overall investments in resources necessary to support our accelerating revenue growth, and approximately $25.2 million of incremental stock-based compensation expense from our adoption of SFAS 123(R) during the 2007 fiscal year. The increase in SG&A was partially offset by the divestiture of our Network Services division in the September 2005 fiscal quarter. The improvement in SG&A as a percentage of net sales during fiscal year 2007 was primarily attributable to higher net sales and the divestiture of our Network Services division.

Intangible amortization

Amortization of intangible assets in fiscal year 2008 increased by $75.2 million to $112.3 million from $37.1 million in fiscal year 2007. The increase in expense was principally attributable to the increase in intangibles arising from the Company's acquisition of Solectron in fiscal year 2008, the acquisitions of IDW and Nortel's system house operations in Calgary, Canada in fiscal year 2007, and other smaller businesses that were not individually significant to our consolidated results, and the amortization of other acquired licenses. Additionally, amortization expense during fiscal year 2008 includes approximately $30.0 million for the write-off of certain intangible asset licenses due to technological obsolescence. Amortization of intangible assets in fiscal year 2007 was comparable to 2006.

Other charges (income), net

During fiscal year 2008, the Company recognized approximately $61.1 million in other expense related to the other-than-temporary impairment and related charges on certain of the Company's investments. Of this amount, approximately $57.6 million was attributable to the sale of its investment in Relacom, which was liquidated in January 2008 for approximately $57.4 million of cash proceeds. Relacom's expansion geographically into Eastern Europe and Latin America led Relacom to recognize significant restructuring charges and other costs and resulted in continued losses and diminished cash flows, which reduced the fair value of the investment. Although we believed this degradation in the fair value of our investment in Relacom was temporary, we decided to sell our interest in this non core investment to the majority holder in December 2007 rather than participate in a new equity round of financing by Relacom to support its need for additional capital. As a result, we recognized an impairment loss of approximately $48.5 million in the quarter ended December 31, 2007 based on the price at which it was sold on January 7, 2008. Refer to Note 2, "Summary of Accounting Policies" of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" for further discussion.

During fiscal year 2007, we recognized a foreign exchange gain of approximately $79.8 million from the liquidation of a certain international entity.

During fiscal year 2006, we recognized a foreign exchange gain of $20.6 million from the liquidation of certain international entities and a net gain of $4.3 million related to our investments in certain non-publicly traded companies, offset by approximately $7.7 million of charges related to the retirement of our former Chief Executive Officer.

Interest and other expense, net

Interest and other expense, net was $101.3 million during fiscal year 2008 compared to $92.0 million during fiscal year 2007, an increase of $9.3 million. The increase in expense was primarily attributable to the $1.7 billion in borrowings under our term loan facility used to finance our acquisition of Solectron as well as the refinancing of certain of Solectron's outstanding debt obligations. The increase in interest expense was partially offset by interest and other income earned on the $250.0 million face value promissory note and certain other agreements received in connection with the divestiture of the Software Development and Solutions business during the second quarter of fiscal year 2007, and interest income earned on higher cash balances. Interest and other expense, net in fiscal year 2007 was comparable to fiscal year 2006.

Income taxes

Certain of our subsidiaries have, at various times, been granted tax relief in their respective countries, resulting in lower income taxes than would otherwise be the case under ordinary tax rates. See Note 8, "Income Taxes," of the Notes to Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" for further discussion.

In connection with our acquisition of Solectron, we re-evaluated previously recorded deferred tax assets in the United States, which are primarily comprised of tax loss carryforwards. We believe that the likelihood certain deferred tax assets will be realized has decreased because we expect future projected taxable income in the United States will be lower as a result of increased interest expense resulting from the term loan entered into as part of the acquisition of Solectron. Accordingly, we determined that the recoverability of our deferred tax assets is no longer more likely than not, and thus we recognized tax expense of approximately $661.3 million during fiscal year 2008. There is no incremental cash expenditure relating to this increase in tax expense.

The provision for income taxes in fiscal year 2007 includes an approximate $23.0 million benefit related to the restructuring and other charges we recognized during the 2007 fiscal year. The provision for income taxes in fiscal year 2006 includes $68.6 million of tax expense associated with the divestiture of our Network Services division, offset by a $17.8 million benefit resulting from a reduction in our previously recorded valuation allowances.

The consolidated effective tax rate for a particular period varies depending on the amount of earnings from different jurisdictions, operating loss carryforwards, income tax credits, changes in previously established valuation allowances for deferred tax assets based upon our current analysis of the realizability of these deferred tax assets, as well as certain tax holidays and incentives granted to our subsidiaries primarily in China, Hungary and Malaysia.

In evaluating the realizability of deferred tax assets, we consider our recent history of operating income and losses by jurisdiction, exclusive of items that we believe are non-recurring in nature such as restructuring charges. We also consider the future projected operating income in the relevant jurisdiction and the effect of any tax planning strategies. Based on this analysis, we believe that the current valuation allowance is adequate.

In June 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48") as an interpretation of SFAS No. 109, *"Accounting for Income Taxes"* ("SFAS 109"). We adopted FIN 48 in the first quarter of fiscal year 2008 and did not recognize any adjustments to the liability for unrecognized tax benefits as a result of the implementation of FIN 48. We are regularly subject to tax return audits and examinations by various taxing jurisdictions in the United States and around the world, and there can be no assurance that the final determination of any tax examinations will not be materially different than that which is reflected in our income tax provisions and accruals. Should additional taxes be assessed as a result of a current or future examination, there could be a material adverse effect on our tax position, operating results, financial position and cash flows. Refer to Note 8 "Income Taxes" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further discussion of our tax position.

Discontinued Operations

In a strategic effort to focus on our core vertically-integrated EMS business, which includes design, manufacturing services, components and logistics, we completed the sale of our Semiconductor and Software Development and Solutions businesses in September 2005 and September 2006, respectively. In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS 144"), we have reported the results of operations of these businesses in discontinued operations within the statements of operations for all periods presented.

The results from discontinued operations were as follows (in thousands):

	Fiscal Year Ended March 31,	
	2007	2006
Net sales	$ 114,305	$278,018
Cost of sales	72,648	172,747
Gross profit	41,657	105,271
Selling, general and administrative expenses	20,707	61,178
Intangible amortization	5,201	16,640
Interest and other (income) expense, net	(4,112)	5,023
Gain on divestiture of operations	(181,228)	(43,750)
Income before income taxes	201,089	66,180
Provision for income taxes	13,351	35,536
Net income of discontinued operations	$ 187,738	$ 30,644

Net income for discontinued operations increased $157.1 million to $187.7 million in fiscal year 2007 as compared with $30.6 million in fiscal year 2006. The improvement in net income was primarily attributable to a $181.2 million pre-tax gain on the divestiture of our Software Development and Solutions business during fiscal year 2007 as compared to a $43.8 million gain on the divestiture of our Semiconductor business during fiscal year 2006, a decrease in minority interest expense associated with our approximately 29% ownership increase in FSS throughout fiscal years 2006 and 2007, and a reduction in the provision for income taxes. The reduction in the provision for income taxes was principally due to lower taxes resulting from the divestiture in fiscal year 2007 as compared to taxes attributable to the divestiture of our Semiconductor business in fiscal year 2006. This improvement in net income from discontinued operations was partially offset by the divestiture of our Software Development and Solutions business on September 1, 2006, and the divestiture of our Semiconductor business during the September 2005 fiscal quarter.

LIQUIDITY AND CAPITAL RESOURCES — CONTINUING AND DISCONTINUED OPERATIONS

As of March 31, 2008, we had cash and cash equivalents of $1.7 billion and bank and other borrowings of $3.4 billion. We also had a $2.0 billion revolving credit facility, under which we had $161.0 million of borrowings outstanding as of March 31, 2008. The $2.0 billion credit facility and other various credit facilities are subject to compliance with certain financial covenants. As of March 31, 2008, we were in compliance with the covenants under our indentures and credit facilities. Working capital as of March 31, 2008 and 2007 was approximately $2.9 billion and $1.1 billion, respectively. As a result of our acquisition of Solectron, our working capital and other tangible and intangible asset balances have materially increased as of March 31, 2008. Refer to Note 12, "Business and Asset Acquisitions and Divestitures" of the Notes to the Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data" for further details regarding the Company's preliminary allocation of the purchase price to the acquired assets and liabilities assumed of Solectron.

Cash provided by operating activities amounted to $1.0 billion, $276.4 million and $549.4 million during fiscal years 2008, 2007 and 2006, respectively.

During fiscal year 2008, the following items generated cash from operating activities either directly or as a non-cash adjustment to net income:

- non-cash deferred income tax expense of $633.9 million, which is primarily the result of the Company's re-evaluation of previously recorded deferred tax assets in the United States in connection with the acquisition of Solectron, which are primarily comprised of tax loss carry-forwards;
- depreciation and amortization of $450.8 million;
- non-cash charges of $262.1 million, primarily for restructuring activities and other-than-temporary impairment charges on certain of the Company's investments;

- non-cash stock-based compensation expense of $47.6 million;
- a decrease in inventories of $205.6 million; and
- an increase in accounts payable and other liabilities of $450.6 million.

During fiscal year 2008, the following items reduced cash from operating activities either directly or as a non-cash adjustment to net income:

- a net loss of $639.4 million;
- non-cash interest and other income, and gains on sale of assets of $44.9 million;
- an increase in accounts receivable of $242.0 million; and
- an increase in other current and non-current assets of $82.5 million.

The increases in our working capital accounts were due primarily to increased overall business activity, which was partially related to our acquisition of Solectron.

During fiscal year 2007, the following items generated cash from operating activities either directly or as a non-cash adjustment to net income:

- net income of $508.6 million;
- depreciation and amortization of $326.8 million;
- non-cash impairment and other charges of $94.9 million;
- non-cash stock-based compensation expense of $32.3 million;
- an increase in accounts payable and other liabilities of $411.1 million; and
- a decrease in other current and non-current assets of $34.6 million.

During fiscal year 2007, the following items reduced cash from operating activities either directly or as a non-cash adjustment to net income:

- the pre-tax gain associated with the divestiture of our Software Development and Solutions business in the amount of $181.2 million;
- non-cash foreign exchange gain of $79.8 million from the liquidation of a certain international entity;
- an increase in inventories of $628.0 million; and
- an increase in accounts receivable of $199.5 million.

The increases in our working capital accounts were due primarily to increased overall business activity and in anticipation of continued growth.

During fiscal year 2006, the following items generated cash from operating activities either directly or as a non-cash adjustment to net income:

- net income of $141.2 million;
- depreciation and amortization of $327.1 million;
- non-cash restructuring charges of $63.7 million;
- an increase in accounts payable and other accrued liabilities of $278.8 million; and
- a decrease in accounts receivable of $172.6 million.

During fiscal year 2006, the following items reduced cash from operating activities either directly or as a non-cash adjustment to net income:

- the pre-tax gain associated with the divestitures of our Network Services and Semiconductor businesses in the amount of $67.6 million;
- an increase in inventories of $221.0 million; and
- an increase in other current and non-current assets of $171.5 million.

The increases in accounts payable and other accrued liabilities, and the increase in inventory were due primarily to changes in our product mix as we increased our activity in certain telecommunications infrastructure businesses which carried a lower inventory turnover product profile, as well as increased overall business activity.

Cash used in investing activities amounted to $935.4 million, $391.5 million and $428.9 million during fiscal years 2008, 2007 and 2006, respectively.

Cash used in investing activities during fiscal year 2008 primarily related to the following:

- payments for the acquisition of businesses of $629.2 million, including $423.5 million associated with the acquisition of Solectron, net of cash acquired, and $205.7 for other acquisitions and contingent purchase price payments relating to certain historical acquisitions;
- net capital expenditures of $327.5 million for the purchase of equipment and for the continued expansion of various low-cost, high-volume manufacturing facilities and industrial parks, as well as for the continued investment in our printed circuit board operations and components business; and
- $47.2 million primarily for miscellaneous investments and the purchase of licenses.

Cash provided by investing activities during fiscal year 2008 primarily related to the following:

- proceeds of $57.4 million from the sale of the Company's equity investment in Relacom; and
- proceeds of $11.1 million from the divestiture of certain international entities.

Cash used in investing activities during fiscal year 2007 primarily related to the following:

- net capital expenditures of $569.4 million for the purchase of equipment and for the continued expansion of various low cost, high volume manufacturing facilities and industrial parks, as well as for the continued investment in our printed circuit board operations and components business;
- payments for the acquisition of businesses of $356.4 million, including $215.0 million associated with our Nortel transaction, $18.1 million for additional shares purchased in Hughes Software Systems and $123.3 million for various other acquisitions of businesses, net of cash acquired, and contingent purchase price adjustments relating to certain historical acquisitions; and
- $145.5 million of investments in intangible assets, certain non-publicly traded technology companies and notes receivables.

Cash provided by investing activities during fiscal year 2007 primarily related to the following:

- proceeds of $579.9 million from the divestiture of our Software Development and Solutions business, net of cash held by the business of $108.6 million; and
- proceeds of $100.0 million from the liquidation of certificates of deposits and acquired available-for-sale securities.

Cash used in investing activities during fiscal year 2006 primarily related to the following:

- net capital expenditures of $251.2 million for the purchase of equipment and for the continued expansion of various low cost, high volume manufacturing facilities; and
- payments for the acquisition of businesses of $649.2 million, including $269.7 million associated with our Nortel transaction, $154.3 million for additional shares purchased in Hughes Software Systems, and

$225.2 million for various other acquisitions of businesses and contingent purchase price adjustments relating to certain historical acquisitions.

Cash provided by investing activities during fiscal year 2006 primarily related to the following:

- $518.5 million in proceeds from the divestitures of our Network Services and Semiconductor businesses, net of cash held by the businesses of $33.1 million.

Cash provided by financing activities during fiscal year 2008 amounted to $962.1 million, and cash used in financing activities was $101.0 million and $44.3 million in fiscal years 2007 and 2006, respectively.

Cash provided by financing activities during fiscal year 2008 primarily related to the following:

- bank borrowings, net of repayment of bank borrowings and capital lease obligations, amounting to $926.9 million; and
- $35.9 million of proceeds from the sale of ordinary shares under employee stock plans.

Cash used in financing activities during fiscal year 2007 primarily related to the following:

- net repayment of bank borrowings and capital lease obligations amounting to $122.1 million.

Cash provided by financing activities during fiscal year 2007 primarily related to the following:

- $21.2 million of proceeds from the sale of ordinary shares under our employee stock plans.

Cash used in financing activities during fiscal year 2006 primarily related to the following:

- the repurchase of $97.9 million principal amount of our 6.25% Senior Subordinated Notes due November 2014.

Cash provided by financing activities during fiscal year 2006 primarily related to the following:

- proceeds of $50.0 million from the sale of ordinary shares under our employee stock plans.

Liquidity is affected by many factors, some of which are based on normal ongoing operations of the business and some of which arise from fluctuations related to global economics and markets. Cash balances are generated and held in many locations throughout the world. Local government regulations may restrict the ability to move cash balances to meet cash needs under certain circumstances. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout the global organization.

On October 1, 2007, we completed the acquisition of 100% of the outstanding common stock of Solectron through the issuance of approximately 221.8 million of our ordinary shares, with a fair value of approximately $2.5 billion, and paying approximately $1.1 billion in cash. Additionally, in connection with the acquisition, we entered into a $1.759 billion term loan facility, dated as of October 1, 2007, to fund the cash portion of the consideration, pay acquisition related costs, and to refinance certain of Solectron's outstanding long-term debt assumed by the Company. As of March 31, 2008, we have borrowed $1.734 billion under the facility and there is no further amount available to the Company under the facility. Refer to the discussion under "*Solectron Acquisition Related Debt*" in Note 4, "Bank Borrowings and Long-Term Debt" of the Notes to Consolidated Financial Statements for further details.

As a result of our acquisitions, we have approximately $3.4 billion in total long-term debt outstanding as of March 31, 2008, an increase of approximately $1.9 billion from March 31, 2007. Additionally, we expect to pay between $250.0 million and $350.0 million in cash during fiscal year 2009 for aggregate costs relating to restructuring and integration activities. These payments include estimated amounts that relate to our estimated restructuring charges for operations that were associated with the Company prior to its acquisition of Solectron, and for activities that will be recorded as liabilities assumed from Solectron. Refer to Note 9, "Restructuring Charges" and Note 12 "Business and Asset Acquisitions and Divestitures" of the Notes to Consolidated Financial Statements for further discussion.

Working capital requirements and capital expenditures could continue to increase in order to support future expansions of operations, including those related to our recent acquisition of Solectron. Future liquidity needs will also depend on fluctuations in levels of inventory, accounts receivable and accounts payable, the timing of capital expenditures for new equipment, the extent to which we utilize operating leases for new facilities and equipment, the extent of cash charges associated with any future restructuring activities, and the levels of shipments and changes in the volumes of customer orders.

Historically, we have funded operations from cash and cash equivalents generated from operations, proceeds from public offerings of equity and debt securities, bank debt and lease financings. We also continuously sell a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to a conduit, administered by an unaffiliated financial institution. In addition to this financial institution, we participate in the securitization agreement as an investor in the conduit. We also sell certain trade receivables, which are in addition to the trade receivables sold in connection with the securitization agreement discussed above, to certain third-party banking institutions with limited recourse.

We believe that existing cash balances, together with anticipated cash flows from operations and borrowings available under our credit facilities, will be sufficient to fund operations through at least the next twelve months.

It is possible that future acquisitions may be significant and may require the payment of cash. We anticipate that we will enter into debt and equity financings, sales of accounts receivable and lease transactions to fund acquisitions and anticipated growth. The sale or issuance of equity or convertible debt securities could result in dilution to current shareholders. Further, we may issue debt securities that have rights and privileges senior to those of holders of ordinary shares, and the terms of this debt could impose restrictions on operations and could increase debt service obligations. This increased indebtedness could limit the Company's flexibility as a result of debt service requirements and restrictive covenants, potentially affect our credit ratings, and may limit the company's ability to access additional capital or execute its business strategy. Any downgrades in credit ratings could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. We continue to assess our capital structure, and evaluate the merits of redeploying available cash to reduce existing debt or repurchase ordinary shares.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

On May 10, 2007, we entered into a five-year $2.0 billion credit facility that expires in May 2012, which replaced our $1.35 billion credit facility previously existing at March 31, 2007. As of March 31, 2008, there was $161.0 million in borrowings outstanding under the credit facility. The credit facility requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined. As of March 31, 2008, the Company was in compliance with the covenants under the credit facility.

The Company and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $754.0 million in the aggregate under which there were approximately $10.7 million and $8.1 million of borrowings outstanding as of March 31, 2008 and 2007, respectively.

As discussed previously, on October 1, 2007, we entered into a $1.759 billion term loan facility in connection with the acquisition of Solectron, under which the Company borrowed $1.734 billion. Of this amount, $500.0 million matures five years from the date of the facility and the remainder matures in seven years. Loans under the facility amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Company may prepay the loans at any time at 100% of par for any loan with a five year maturity and at 101% of par for the first year and 100% of par thereafter, for any loan with a seven year maturity, in each case plus accrued and unpaid interest and reimbursement of the lender's redeployment costs. The facility requires the Company maintain a maximum ratio of total indebtedness to EBITDA, and as of March 31, 2008, the Company was in compliance with the financial covenants under the facility.

Refer to the discussion in Note 4, "Bank Borrowings and Long-Term Debt" of the Notes to Consolidated Financial Statements for further details of the Company's debt obligations.

We have purchase obligations that arise in the normal course of business, primarily consisting of binding purchase orders for inventory related items and capital expenditures. As of March 31, 2008, our outstanding debt obligations included: (i) borrowings outstanding related to our Senior Subordinated Notes, (ii) borrowings outstanding related to our Convertible Junior Subordinated Notes, (iii) borrowings outstanding under our Term Loan Agreement, (iv) amounts drawn under our $2.0 billion credit facility and various lines of credit, (v) equipment financed under capital leases and (vi) other term obligations. Additionally, we have leased certain of our facilities under operating lease commitments.

Future payments due under our purchase obligations, debt and related interest obligations and lease contracts are as follows:

	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Greater Than 5 Years
			(In thousands)		
Contractual Obligations:					
Purchase obligations	$ 1,696,723	$ 1,696,723	$ —	$ —	$ —
Long-term debt obligations	3,414,560	27,966	736,575	667,426	1,982,593
Interest on long-term debt obligations	1,048,721	178,992	354,633	335,266	179,830
Total minimum payments under capital lease obligations	2,738	719	852	650	517
Operating leases, net of subleases	614,544	123,578	176,362	104,282	210,322
Total contractual obligations	$ 6,777,286	$ 2,027,978	$ 1,268,422	$ 1,107,624	$ 2,373,262

Borrowings under our term loan agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%. Estimated interest for the term loan facility is based on the applicable fixed rate plus a margin of 2.25% for the $747.0 million on which the floating interest payment has been swapped for fixed interest payments, and is based on LIBOR plus a margin of 2.25% for the remaining amounts outstanding. Estimated interest payments for the $2.0 billion credit facility is based on LIBOR plus the applicable margin. Refer to the discussion in Note 4, "Bank Borrowings and Long-Term Debt" of the Notes to Consolidated Financial Statements for further details.

We adopted FIN 48 in the first quarter of fiscal year 2008 and did not recognize any adjustments to the liability for unrecognized tax benefits as a result of the implementation of FIN 48. We have excluded $275.2 million of FIN 48 liabilities from the contractual obligations table because we cannot make a reasonably reliable estimate of the periodic cash settlements with the respective taxing authorities. See Note 8, "Income Taxes" of the Notes to Consolidated Financial Statements for further details.

Our purchase obligations can fluctuate significantly from period-to-period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

NEW ACCOUNTING PRONOUNCEMENTS

In March 2008, the FASB issued SFAS No. 161 *"Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133"* ("SFAS 161"). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures stating how and why an entity uses derivative instruments; how derivatives and related hedged items are accounted for under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133") and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective in fiscal years beginning after November 15,

2008 and is required to be adopted by us in the first quarter of fiscal year 2010. We do not expect the adoption of SFAS 161 will have a material impact on our consolidated results of operations, financial condition and cash flows.

In December 2007, the FASB issued SFAS No. 160, "*Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51*" ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and is required to be adopted by us in the first quarter of fiscal year 2010. We do not expect that the adoption of the provisions of SFAS 160 will have a material impact on our consolidated results of operations, financial condition and cash flows.

In February 2007, the FASB issued SFAS No. 159, "*Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS 159").* SFAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value at specified election dates. The fair value option may be applied instrument by instrument with certain exceptions and is applied generally on an irrevocable basis to the entire instrument. SFAS 159 is effective in fiscal years beginning after November 15, 2007 and is required to be adopted by us in the first quarter of fiscal year 2009. We do not expect that the adoption of SFAS 159 will have a material impact on our consolidated results of operations, financial condition and cash flows.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands the requisite disclosures for fair value measurements. SFAS 157 is effective in fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact our consolidated financial position, results of operations and cash flows. The FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. We are currently evaluating the impact of adopting SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "*Business Combinations*" ("SFAS 141(R)"), which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which are intended to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years that begin after December 15, 2008, and should be applied prospectively for all business combinations entered into after the date of adoption. We are currently evaluating the impact of adopting SFAS 141(R).

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

A portion of our exposure to market risk for changes in interest rates relates to our investment portfolio, which consists of highly liquid investments with maturities of three months or less from original dates of purchase. We do not use derivative financial instruments in our investment portfolio. We place cash and cash equivalents with various major financial institutions and limit the amount of credit exposure to the greater of 20% of the total investment portfolio or $10.0 million in any single institution. We protect our invested principal by limiting default risk, market risk and reinvestment risk. We mitigate default risk by investing in investment grade securities and by constantly positioning the portfolio to respond appropriately to a reduction in credit rating of any investment issuer, guarantor or depository to levels below the credit ratings dictated by our investment policy. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. Maturities of short-term investments are timed, whenever possible, to correspond with debt payments and capital investments. As of March 31, 2008, the outstanding amount in the investment portfolio was $506.7 million, comprised mainly of money market funds with an average return of 2.82%. A hypothetical 10% change in interest rates would not have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

We had fixed and variable rate debt outstanding of approximately $3.4 billion as of March 31, 2008, of which approximately $1.5 billion related to fixed rate debt obligations. As of March 31, 2007, the Company had interest rate swap transactions, which effectively converted $400.0 million of the $402.1 million outstanding of its 6.25% Senior Subordinated Notes, due November 2014, from a fixed to variable interest rate. In November 2007, we terminated the interest rate swap transactions effectively converting these notes back to a fixed interest rate. As of March 31, 2008, fixed rate debt consisted primarily of $809.4 million of Senior Subordinated Notes with a weighted average interest rate of 6.41%, $500.0 million of 1% Coupon Convertible Subordinated Notes, and $195.0 million of Zero Coupon, Zero Yield, Convertible Junior Subordinated Notes.

Variable rate debt obligations were approximately $1.9 billion, which primarily consisted of the previously discussed term loan facility in the amount of $1.726 billion, and $161.0 million outstanding under the Company's $2.0 billion credit facility. Interest on the term loan facility is based at the Company's option on either (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%. As discussed further below, the floating interest rate on $747.0 million of the $1.726 billion outstanding under the term loan facility has been swapped for fixed interest rates over approximately the next three years. Interest on the $2.0 billion credit facility is based at the Company's option on either (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Company's credit ratings. Variable rate debt also included demand notes and certain variable lines of credit. These credit lines are located throughout the world and are based on a spread over that country's inter-bank offering rate.

In December 2007 and January 2008, the Company entered into swap transactions to effectively convert the floating interest rates on $747.0 million of the amount outstanding under its term loan facility to fixed interest rates ranging between approximately 3.57% and 3.89%. We receive floating interest payments at rates equal to the three-month LIBOR we pay on the $747.0 million of the term loan facility that has been swapped. These swaps expire between October 2010 and January 2011 and are accounted for as cash flow hedges under SFAS 133.

Our variable rate debt instruments create exposures for us related to interest rate risk. A hypothetical 10% change in interest rates would not have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

As of March 31, 2008, the approximate fair values of our 6.5% Senior Subordinated Notes, 6.25% Senior Subordinated Notes, and 1% Convertible Subordinated Notes were 95.50%, 92.25% and 95.75% of their face values on March 31, 2008, respectively, based on broker trading prices.

FOREIGN CURRENCY EXCHANGE RISK

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. To the extent possible, we manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management. In addition, we borrow in various foreign currencies and enter into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, mainly accounts receivable and accounts payable, and cash flows denominated in non-functional currencies.

We try to maintain a fully hedged position for certain transaction exposures. These exposures are primarily, but not limited to, revenues, customer and vendor payments and inter-company balances in currencies other than the functional currency unit of the operating entity. The credit risk of our foreign currency forward and swap contracts is minimized since all contracts are with large financial institutions. The gains and losses on forward and swap contracts generally offset the losses and gains on the assets, liabilities and transactions hedged. The fair value of currency forward and swap contracts is reported on the balance sheet. The aggregate notional amount of outstanding contracts as of March 31, 2008 amounted to $2.6 billion and the recorded fair value was not material. The majority of these foreign exchange contracts expire in less than three months and all expire within one year. They will settle in Australian dollar, Brazilian real, British pound, Canadian dollar, China renminbi, Czech koruna, Danish krone, Euro, Hong Kong dollar, Hungarian forint, Israel shekel, Indian rupee, Japanese yen, Malaysian ringgit, Mexican peso, Norwegian krone, Polish zloty, Romanian leu, Singapore dollar, South African rand, Swedish krona, Taiwanese dollar, and U.S. dollar.

Based on our overall currency rate exposures as of March 31, 2008, including derivative financial instruments and nonfunctional currency-denominated receivables and payables, a near-term 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not have a material effect on our financial position, results of operations and cash flows over the next fiscal year.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Flextronics International Ltd.
Singapore

We have audited the accompanying consolidated balance sheets of Flextronics International Ltd. and subsidiaries (the "Company") as of March 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Flextronics International Ltd. and subsidiaries as of March 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2006, the Company changed its method of accounting for stock-based compensation in accordance with guidance provided in Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 23, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

San Jose, California
May 23, 2008

June 23, 2008 as to the caption "Relacom AB" included in Note 2.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2008	2007
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,719,948	$ 714,525
Accounts receivable, net of allowance for doubtful accounts of $16,732 and $17,074 as of March 31, 2008 and 2007, respectively	3,550,942	1,754,705
Inventories	4,118,550	2,562,303
Deferred income taxes	573	11,105
Other current assets	922,924	548,409
Total current assets	10,312,937	5,591,047
Property and equipment, net	2,465,656	1,998,706
Deferred income taxes	32,598	669,898
Goodwill	5,559,351	3,076,400
Other intangible assets, net	317,390	187,920
Other assets	836,983	817,403
Total assets	$19,524,915	$12,341,374
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings, current portion of long-term debt and capital lease obligations	$ 28,591	$ 8,385
Accounts payable	5,311,337	3,440,845
Accrued payroll	399,718	215,593
Other current liabilities	1,661,369	823,245
Total current liabilities	7,401,015	4,488,068
Long-term debt and capital lease obligations, net of current portion	3,388,337	1,493,805
Other liabilities	571,119	182,842
Commitments and contingencies (Note 7)		
Shareholders' equity		
Ordinary shares, no par value; 835,202,669 and 607,544,548 shares issued and outstanding as of March 31, 2008 and 2007, respectively	8,538,723	5,923,799
Retained earnings (deficit)	(372,170)	267,200
Accumulated other comprehensive loss	(2,109)	(14,340)
Total shareholders' equity	8,164,444	6,176,659
Total liabilities and shareholders' equity	$19,524,915	$12,341,374

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2008	2007	2006
	(In thousands, except per share amounts)		
Net sales	$27,558,135	$18,853,688	$15,287,976
Cost of sales	25,972,787	17,777,859	14,354,461
Restructuring charges	408,945	146,831	185,631
Gross profit	1,176,403	928,998	747,884
Selling, general and administrative expenses	807,029	547,538	463,946
Intangible amortization	112,317	37,089	37,160
Restructuring charges	38,743	5,026	30,110
Other charges (income), net	61,078	(77,594)	(17,200)
Interest and other expense, net	101,302	91,986	92,951
Gain on divestiture of operations	(9,733)	—	(23,819)
Income from continuing operations before income taxes	65,667	324,953	164,736
Provision for income taxes	705,037	4,053	54,218
Income (loss) from continuing operations	$ (639,370)	$ 320,900	$ 110,518
Income from discontinued operations, net of tax	—	187,738	30,644
Net income (loss)	$ (639,370)	$ 508,638	$ 141,162
Earnings (loss) per share:			
Income (loss) from continuing operations:			
Basic	$ (0.89)	$ 0.55	$ 0.19
Diluted	$ (0.89)	$ 0.54	$ 0.18
Income from discontinued operations:			
Basic	$ —	$ 0.32	$ 0.05
Diluted	$ —	$ 0.31	$ 0.05
Net income (loss):			
Basic	$ (0.89)	$ 0.86	$ 0.25
Diluted	$ (0.89)	$ 0.85	$ 0.24
Weighted-average shares used in computing per share amounts:			
Basic	720,523	588,593	573,520
Diluted	720,523	596,851	600,604

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Net income (loss)	$(639,370)	$508,638	$ 141,162
Other comprehensive income:			
Foreign currency translation adjustment	24,935	(40,081)	(100,472)
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	(12,704)	(1,824)	4,354
Comprehensive income (loss)	$(627,139)	$466,733	$ 45,044

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Total Shareholders' Equity
	Shares Outstanding	Amount				
			(In thousands)			
BALANCE AT MARCH 31, 2005	568,330	$5,489,764	$(382,600)	$ 123,683	$(6,799)	$5,224,048
Issuance of ordinary shares for acquisitions	2,526	27,907	—	—	—	27,907
Exercise of stock options	5,562	41,052	—	—	—	41,052
Shares issued for debt conversion	476	5,000	—	—	—	5,000
Ordinary shares issued under Employee Stock Purchase Plan	914	8,934	—	—	—	8,934
Issuance of vested shares under share bonus awards	293	—	—	—	—	—
Shares issued for board of directors compensation	41	499	—	—	—	499
Net income	—	—	141,162	—	—	141,162
Deferred stock compensation, net of cancellations	—	(582)	—	—	582	—
Amortization of deferred stock compensation	—	—	—	—	2,163	2,163
Unrealized loss on investments and derivative instruments, net of taxes	—	—	—	4,354	—	4,354
Foreign currency translation	—	—	—	(100,472)	—	(100,472)
BALANCE AT MARCH 31, 2006	578,142	5,572,574	(241,438)	27,565	(4,054)	5,354,647
Issuance of ordinary shares for acquisitions	26,212	299,608	—	—	—	299,608
Exercise of stock options	2,844	21,153	—	—	—	21,153
Issuance of vested shares under share bonus awards	347	—	—	—	—	—
Net income	—	—	508,638	—	—	508,638
Stock-based compensation, net of tax	—	34,518	—	—	—	34,518
Reversal of deferred stock compensation upon adoption of SFAS 123(R)	—	(4,054)	—	—	4,054	—
Unrealized gain on derivative instruments, and other income (loss), net of taxes	—	—	—	(1,824)	—	(1,824)
Foreign currency translation	—	—	—	(40,081)	—	(40,081)
BALANCE AT MARCH 31, 2007	607,545	5,923,799	267,200	(14,340)	—	6,176,659
Issuance of ordinary shares for acquisitions	221,802	2,519,670	—	—	—	2,519,670
Fair value of vested options assumed for acquisition	—	11,282	—	—	—	11,282
Exercise of stock options	4,291	35,911	—	—	—	35,911
Issuance of vested shares under share bonus awards	1,565	—	—	—	—	—
Net loss	—	—	(639,370)	—	—	(639,370)
Stock-based compensation, net of tax	—	48,061	—	—	—	48,061
Unrealized gain on derivative instruments, and other income (loss), net of taxes	—	—	—	(12,704)	—	(12,704)
Foreign currency translation	—	—	—	24,935	—	24,935
BALANCE AT MARCH 31, 2008	835,203	$8,538,723	$(372,170)	$ (2,109)	$ —	$8,164,444

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ (639,370)	$ 508,638	$ 141,162
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and impairment charges	712,840	421,740	390,828
Gain on sale of equipment	(1,048)	(1,256)	(8,473)
Provision for doubtful accounts	1,090	11,037	606
Foreign currency gain on liquidation	—	(79,844)	(20,596)
Non-cash interest income and other	(34,146)	(26,691)	3,765
Stock compensation	47,641	32,325	2,662
Deferred income taxes	633,850	(26,492)	47,953
Gain on divestitures of operations	(9,733)	(181,228)	(67,569)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(241,959)	(199,498)	172,638
Inventories	205,584	(628,024)	(220,988)
Other assets	(82,506)	34,586	(171,460)
Accounts payable and other current liabilities	450,590	411,083	278,828
Net cash provided by operating activities	1,042,833	276,376	549,356
Cash flows from investing activities:			
Purchases of property and equipment, net of disposition	(327,547)	(569,424)	(251,174)
Acquisition of businesses, net of cash acquired	(629,182)	(356,422)	(649,160)
Proceeds from divestitures of operations, net of cash held in divested operations of $0, $108,624 and $33,064 for fiscal years 2008, 2007 and 2006, respectively	11,138	579,850	518,505
Other investments and notes receivable, net	10,220	(45,499)	(47,090)
Net cash used in investing activities	(935,371)	(391,495)	(428,919)
Cash flows from financing activities:			
Net proceeds from bank borrowings and long-term debt	7,861,739	7,470,432	3,420,583
Repayments of bank borrowings and long-term debt	(6,934,869)	(7,592,366)	(3,503,420)
Repayment of capital lease obligations and other	(639)	(184)	(11,457)
Proceeds from exercise of stock options and Employee Stock Purchase Plan	35,911	21,153	49,986
Net cash provided by (used in) financing activities	962,142	(100,965)	(44,308)
Effect of exchange rates on cash	(64,181)	(12,250)	(2,528)
Net increase (decrease) in cash and cash equivalents	1,005,423	(228,334)	73,601
Cash and cash equivalents, beginning of year	714,525	942,859	869,258
Cash and cash equivalents, end of year	$ 1,719,948	$ 714,525	$ 942,859

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. ("Flextronics" or the "Company") was incorporated in the Republic of Singapore in May 1990. The Company is a leading provider of advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") of a broad range of products in the following markets: infrastructure; mobile communication devices; computing; consumer digital devices; industrial, semiconductor and white goods; automotive, marine and aerospace; and medical devices. The Company's strategy is to provide customers with a full range of vertically-integrated global supply chain services through which the Company designs, builds, ships and services a complete packaged product for its OEM customers. OEM customers leverage the Company's services to meet their product requirements throughout the entire product life cycle.

The Company's service offerings include rigid printed circuit board and flexible circuit fabrication, systems assembly and manufacturing (including enclosures, testing services, materials procurement and inventory management), logistics, after-sales services (including product repair, re-manufacturing and maintenance) and multiple component product offerings. Additionally, the Company provides market-specific design and engineering services ranging from contract design services ("CDM"), where the customer purchases services on a time and materials basis, to original product design and manufacturing services, where the customer purchases a product that was designed, developed and manufactured by the Company (commonly referred to as original design manufacturing, or "ODM"). ODM products are then sold by the Company's OEM customers under the OEM's brand names. The Company's CDM and ODM services include user interface and industrial design, mechanical engineering and tooling design, electronic system design and printed circuit board design. The Company also provides after market services such as logistics, repair and warranty services.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company's fiscal fourth quarter and year ends on March 31 of each year. The first and second fiscal quarters end on the Friday closest to the last day of each respective calendar quarter. The third fiscal quarter ends on December 31. Amounts included in the consolidated financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying consolidated financial statements include the accounts of Flextronics and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. The Company consolidates all majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. For consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a minority interest for the ownership of the minority owners. As of March 31, 2008 and 2007, minority interest was not material. The associated minority owners' interest in the income or losses of these companies has not been material to the Company's results of operations for fiscal years 2008, 2007 and 2006, and has been classified, as applicable, within income from discontinued operations or as interest and other expense, net, in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things, allowances for doubtful accounts, inventory write-downs, valuation allowances for deferred tax assets, uncertain tax positions, useful lives of property, equipment and intangible assets, asset impairments, fair values of derivative instruments and the related hedged items, restructuring charges, contingencies, capital leases, fair values of assets and liabilities obtained in business combinations and the fair values of options granted under the Company's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as a separate component of shareholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in operating results. Non-functional transaction gains and losses, and remeasurement adjustments were not material to the Company's consolidated results of operations for fiscal years 2008, 2007 and 2006 and have been classified as a component of interest and other expense, net in the consolidated statement of operations.

The Company realized foreign exchange gains of $79.8 million and $20.6 million during fiscal years 2007 and 2006, respectively, from the liquidation of certain international entities. These gains were previously realized within other comprehensive income, and reclassified to other charges (income), net, in the consolidated statement of operations during the period when the international entities were liquidated.

Revenue Recognition

The Company recognizes manufacturing revenue when it ships goods or the goods are received by its customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then the Company recognizes the related revenues at the time when such requirements are completed and the obligations are fulfilled. The Company makes provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to the consolidated financial statements for the 2008, 2007 and 2006 fiscal years.

The Company provides services for its customers that range from contract design to original product design to repair services. The Company recognizes service revenue when the services have been performed, and the related costs are expensed as incurred. Net sales for services from continuing operations were less than 10% of the Company's total sales from continuing operations in the 2008, 2007 and 2006 fiscal years, and accordingly, are included in net sales in the consolidated statements of operations.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectibility of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. Unanticipated changes in the liquidity or financial position of the Company's customers may require additional provisions for doubtful accounts.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at fair market value and considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking and money market accounts.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2008	2007
	(In thousands)	
Cash and bank balances	$ 1,213,285	$ 557,938
Money market funds	506,663	156,587
	$ 1,719,948	$ 714,525

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable, cash and cash equivalents, investments, and derivative instruments.

The following table summarizes the activity in the Company's allowance for doubtful accounts relating to continuing operations during fiscal years 2008, 2007 and 2006:

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions/ Write-Offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts:				
Year ended March 31, 2006	$26,641	$ 105	$ (8,997)	$17,749
Year ended March 31, 2007	$17,749	$12,709	$(13,384)	$17,074
Year ended March 31, 2008	$17,074	$ 1,326	$ (1,668)	$16,732

In fiscal year 2008, one customer accounted for approximately 16% of net sales. In fiscal year 2007, one customer accounted for approximately 20% of net sales. In fiscal year 2006, two customers accounted for approximately 13% and 11% of net sales, respectively. The Company's ten largest customers accounted for approximately 55%, 64% and 63% of its net sales, in fiscal years 2008, 2007, and 2006, respectively. As of March 31, 2008, no single customer accounted for greater than 10% of the Company's total accounts receivable. As of March 31, 2007, one customer accounted for approximately 13% of total accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's cash equivalents are primarily comprised of cash deposited in checking and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or market write-downs, were as follows:

	As of March 31,	
	2008	2007
	(In thousands)	
Raw materials	$ 2,435,066	$ 1,338,613
Work-in-progress	764,860	602,629
Finished goods	918,624	621,061
	$ 4,118,550	$ 2,562,303

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are amortized over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment related to continuing operations was comprised of the following:

	Depreciable Life (In Years)	As of March 31,	
		2008	2007
		(In thousands)	
Machinery and equipment	3-10	$ 2,119,590	$ 1,766,485
Buildings	30	1,066,791	703,916
Leasehold improvements	up to 30	219,053	147,590
Furniture, fixtures, computer equipment and software	3-7	396,757	345,297
Land	—	94,534	74,616
Construction-in-progress	—	262,434	389,944
		4,159,159	3,427,848
Accumulated depreciation and amortization		(1,693,503)	(1,429,142)
Property and equipment, net		$ 2,465,656	$ 1,998,706

Total depreciation expense associated with property and equipment related to continuing operations amounted to approximately $338.4 million, $280.7 million and $264.4 million in fiscal years 2008, 2007 and 2006, respectively. Proceeds from the disposition of property and equipment were $140.3 million, $167.7 million and $76.1 million in fiscal years 2008, 2007 and 2006, respectively, and are presented net with purchases of property and equipment within cash flows from investing activities in the consolidated statements of cash flows.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Refer to Note 9, "Restructuring Charges" for a discussion of impairment charges recorded in fiscal years 2008, 2007 and 2006.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences.

Accounting for Business and Asset Acquisitions

The Company has actively pursued business and asset acquisitions, which are accounted for using the purchase method of accounting in accordance with SFAS No. 141, *Business Combinations* ("SFAS 141"). The fair value of the net assets acquired and the results of the acquired businesses are included in the Company's Consolidated Financial Statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill. Additionally, the Company may be required to recognize liabilities for anticipated restructuring costs that will be necessary due to the elimination of excess capacity, redundant assets or unnecessary functions.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill and Other Intangibles

Goodwill of the Company's reporting units is tested for impairment each year as of January 31, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Goodwill is tested for impairment at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. Reporting units represent components of the Company for which discrete financial information is available that is regularly reviewed by management. In fiscal year 2006, the Company identified two separate reporting units: Software Development and Solutions, and Electronic Manufacturing Services. In fiscal year 2007, the Company divested its Software Development and Solutions business, and retained a single reporting unit: Electronic Manufacturing Services. If the carrying amount of any reporting unit exceeds its fair value, an impairment loss is recognized. The fair value of the reporting unit is measured using a discounted cash flow analysis. Further, to the extent the carrying amount of the Company as a whole is greater than its market capitalization, all, or a significant portion of its goodwill may be considered impaired. The Company completed the annual impairment test during its fourth quarter of fiscal year 2008 and determined that no impairment existed as of the date of the impairment test.

The following table summarizes the activity in the Company's goodwill account during fiscal years 2008 and 2007:

	As of March 31,	
	2008	2007
	(In thousands)	
Balance, beginning of the year	$ 3,076,400	$ 2,676,727
Additions(1)	2,433,639	353,145
Purchase accounting adjustments and reclassification to other intangibles(2)	(18,696)	(9,000)
Foreign currency translation adjustments	68,008	55,528
Balance, end of the year	$ 5,559,351	$ 3,076,400

(1) For fiscal year 2008, additions include approximately $2.2 billion attributable to the Company's October 2007 acquisition of Solectron and $265.9 million attributable to certain acquisitions that were not individually significant to the Company. For fiscal year 2007, additions include approximately $207.1 million attributable to the Company's November 2006 acquisition of International DisplayWorks, Inc., $94.9 million attributable to the May 2006 completion of the acquisition of Nortel's manufacturing system house in Calgary, Canada and $51.1 million attributable to certain acquisitions that were not individually significant to the Company. Refer to the discussion of the Company's acquisitions in Note 12, "Business and Asset Acquisitions and Divestitures."

(2) Includes adjustments and reclassifications resulting from management's review of the valuation of tangible and identifiable intangible assets and liabilities acquired through certain business combinations completed in a period subsequent to the respective acquisition, based on management's estimates. Reclassifications during fiscal year 2008 include approximately $13.7 million attributable to the Company's November 2006 acquisition of IDW. The remaining amount in fiscal year 2008 and the amount for fiscal year 2007 were primarily attributable to other purchase accounting adjustments and divestitures that were not individually significant to the Company. Refer to the discussion of the Company's acquisitions in Note 12, "Business and Asset Acquisitions and Divestitures."

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. During the twelve-month period ended March 31, 2008, amortization expense includes approximately $30.0 million for the write-off of a certain license due to technological obsolescence. Intangible assets are comprised of customer-related intangibles, which primarily include contractual agreements and customer relationships; and licenses and other intangibles, which is primarily comprised of licenses and also includes patents and trademarks, and developed technologies. Customer-related intangibles are amortized on a straight-line basis generally over a period of up to eight years, and licenses and other intangibles generally over a period of up to seven years. No residual value is estimated for any intangible assets. During fiscal years 2008 and 2007, the Company added approximately $239.6 million and $109.5 million of intangible assets, respectively. Additions during fiscal year 2008 included $191.6 million attributable to the Company's acquisition of Solectron. Additions during fiscal years 2008 and 2007 were comprised of approximately $213.4 million and $61.4 million related to customer related intangible assets, respectively, and approximately $26.2 million and $48.1 million related to acquired licenses and other intangibles, respectively. The fair value of the Company's intangible assets purchased through business combinations is principally determined based on management's estimates of cash flow and recoverability. The Company is in the process of determining the fair value of its intangible assets acquired from certain acquisitions. Such valuations will be completed within one year of purchase. Accordingly, these amounts represent preliminary estimates, which are subject to change upon finalization of purchase accounting, and any such change may have a material effect on the Company's results of operations. The components of acquired intangible assets are as follows:

	As of March 31, 2008			As of March 31, 2007		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
		(In thousands)			(In thousands)	
Intangible assets:						
Customer-related intangibles	$ 449,623	$ (160,971)	$ 288,652	$ 211,196	$ (69,000)	$ 142,196
Licenses and other intangibles	39,797	(11,059)	28,738	74,864	(29,140)	45,724
Total	$ 489,420	$ (172,030)	$ 317,390	$ 286,060	$ (98,140)	$ 187,920

Total intangible amortization expense recognized from continuing operations during fiscal years 2008, 2007, and 2006 was $112.3 million, $37.1 million and $37.2 million, respectively. As of March 31, 2008, the weighted-average remaining useful lives of the Company's intangible assets were approximately 2.4 years and 2.0 years for customer-related intangibles, and licenses and other intangibles, respectively. The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2009	$ 105,903
2010	85,782
2011	79,969
2012	19,833
2013	11,037
Thereafter	14,866
Total amortization expense	$ 317,390

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheet at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is measured quarterly based on a regression of the forward rate on the derivative instrument against the forward rate for the furthest time period the hedged item can be recognized and still be within the documented hedge period. The effective portion of changes in the fair value of the derivative instrument is recognized in shareholders' equity as a separate component of accumulated other comprehensive income, and recognized in the consolidated statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period.

Other Assets

The Company has certain investments in, and notes receivable from, non-publicly traded companies, which are included within other assets in the Company's consolidated balance sheets. Non-majority-owned investments are accounted for using the equity method when the Company has an ownership percentage equal to or greater than

20%, or has the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. The Company monitors these investments for impairment and makes appropriate reductions in carrying values as required.

As of March 31, 2008 and 2007, the Company's investments in non-majority owned companies totaled $177.2 million and $250.5 million, respectively, of which $15.3 million and $136.1 million, respectively, were accounted for using the equity method. In January 2008, the Company liquidated all of its approximately 35% investment in the common stock of Relacom Holding AB ("Relacom"), which was accounted for under the equity method. The Company decided to sell its interest in Relacom to the majority holder in December 2007 rather than participate in a new equity round of financing by Relacom. The Company received approximately $57.4 million of cash proceeds in connection with the divestiture of this equity investment and recognized an impairment loss of approximately $48.5 million in the quarter ended December 31, 2007 based on the price at which it was sold on January 7, 2008. The equity in the earnings or losses of the Company's equity method investments has not been material to its consolidated results of operations for fiscal years 2008, 2007 and 2006.

Relacom's financial statements are denominated in Swedish krona and are prepared in accordance with accounting principles generally accepted in Sweden. The Company records its equity in losses of Relacom based on Relacom's actual results, after translation into U.S. dollars and adjusted for differences with U.S. GAAP, which are primarily to reverse the amortization of goodwill recognized in accordance with Swedish GAAP and not allowed under U.S. GAAP, and to recognize amortization expense on certain intangible assets that are attributable to the Company's investment over the underlying equity in net assets of Relacom. Summarized financial information of Relacom in accordance with U.S. GAAP and translated into U.S. dollars as follows.

Relacom AB

	2008	2007	2006
		(In thousands)	
Condensed Consolidated Statements of Operations Information:			
Net sales	$1,062,372	$1,030,043	$ 500,078
Cost of sales	855,179	814,727	381,739
Gross profit	207,193	215,316	118,339
Selling, general and administrative expenses	181,315	183,703	110,265
Intangible amortization	14,583	20,750	15,500
Interest and other expense, net	36,297	25,009	11,144
Loss before income taxes	(25,002)	(14,146)	(18,570)
Provision for (benefit from) income taxes	1,253	(628)	2,394
Net loss	$ (26,255)	$ (13,518)	$ (20,964)

	2008	2007	2006
		(In thousands)	
Condensed Consolidated Statements of Cash Flows Information:			
Net loss	$ (26,255)	$ (13,518)	$ (20,964)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	25,072	34,445	22,914
Changes in operating assets and liabilities	(20,926)	74,631	62,191
Net cash provided by operating activities	(22,109)	95,558	64,141
Cash flows from investing activities:			
Purchases of property and equipment	(7,217)	(18,838)	(40,902)
Acquisition of businesses, net of cash acquired	(79,747)	(21,436)	(682,352)
Sales (purchases) of investments	22,674	(23,911)	(41,549)
Net cash used in investing activities	(64,290)	(64,185)	(764,803)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	86,607	87,402	544,968
Repayment of bank borrowings and long-term debt	—	(142,809)	(30,299)
Proceeds from issuance of capital stock	20,814	19,871	196,417
Net cash provided by financing activities	107,421	(35,536)	711,086
Effect of exchange rates on cash	3,116	1,920	942
Net increase (decrease) in cash and cash equivalents	$ 24,138	$ (2,243)	$ 11,366
Condensed Consolidated Balance Sheet Information:			
Cash and cash equivalents		$ 9,123	
Accounts receivable		149,749	
Inventories		13,320	
Services in progress		83,293	
Other current assets		34,751	
Total current assets		290,236	
Property and equipment, net		24,918	
Goodwill		807,040	
Other intangible assets, net		128,395	
Other assets		68,878	
Total assets		$1,319,467	
Bank borrowings and current portion of long-term debt		21,755	
Accounts payable		53,058	
Other current liabilities		280,899	
Total current liabilities		355,712	
Long-term debt, net of current portion		478,129	
Other liabilities		109,307	
Shareholders' equity		376,319	
Total liabilities and shareholders' equity		$1,319,467	

In calculating the U.S. GAAP basis for the operating results of Relacom, the Company reversed approximately $56.5 million, $60.1 million and $29.4 million of amortization expense recognized by Relacom for the amortization of goodwill in fiscal years 2008, 2007 and 2006, respectively, and recorded approximately $14.6 million, $20.8 million and $15.5 million of additional intangible amortization expense during fiscal years, 2008, 2007 and 2006, respectively. Additionally, the Company reversed approximately $19.0 million of restructuring costs recognized by Relacom during fiscal year 2007 for the elimination of excess capacity, redundant assets and unnecessary functions that were recognized as assumed liabilities in accordance with U.S. GAAP.

Because of the additional time required to prepare and analyze the financial statements of Relacom, the Company recorded its equity in the losses of Relacom on a one-month lag. Accordingly, the summarized financial results of Relacom presented above are derived from Relacom's financial information for the period from March 1,

2007 through the date of disposition on January 7, 2008 for fiscal year 2008, from March 1, 2006 through February 28, 2007 for fiscal year 2007 and from August 19, 2005 (inception) through February 28, 2006 for fiscal year 2006. The balance sheet information is as of February 28, 2007. As the investment was sold during the 2008 fiscal year, no balance sheet has been presented for the period ending March 31, 2008.

As of March 31, 2008 and 2007, notes receivable from these non-majority owned investments totaled $388.1 million and $343.9 million, respectively. The increase in notes receivable during fiscal year 2008 is attributable to the accretion of interest income that is payable upon redemption of the notes.

Other assets also include the Company's investment participation in its trade receivables securitization program as discussed further in Note 6, "Trade Receivables Securitization."

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate duplicate manufacturing and administrative facilities. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Stock-Based Compensation

Equity Compensation Plans

As of March 31, 2008, the Company grants equity compensation awards from four plans: the 2001 Equity Incentive Plan (the "2001 Plan"), the 2002 Interim Incentive Plan (the "2002 Plan"), the 2004 Award Plan for New Employees (the "2004 Plan") and the Solectron Corporation 2002 Stock Plan, which was assumed by the Company as a result of its acquisition of Solectron. These plans are collectively referred to as the Company's equity compensation plans below.

The 2001 Plan provides for grants of up to 42.0 million ordinary shares (plus shares available under prior Company plans and assumed plans consolidated into the 2001 Plan), after shareholders approved a 10.0 million share increase on September 27, 2007. The 2001 Plan provides for grants of incentive and nonqualified stock options and share bonus awards to employees, officers and non-employee directors, and also contains an automatic option grant program for non-employee directors. Options issued under the 2001 Plan generally vest over four years and generally expire ten years from the date of grant, except that options granted to non-employee directors expire five years from the date of grant.

The 2002 Plan provides for grants of up to 20.0 million ordinary shares. The 2002 Plan provides for grants of nonqualified stock options and share bonus awards to employees and officers. Options issued under the 2002 Plan generally vest over four years and generally expire ten years from the date of grant.

The 2004 Plan provides for grants of up to 10.0 million ordinary shares. The 2004 Plan provides for grants of nonqualified stock options and share bonus awards to new employees. Options issued under the 2004 Plan generally vest over four years and generally expire ten years from the date of grant.

In connection with the acquisition of Solectron (see Note 12), the Company assumed the Solectron corporation 2002 Stock Plan (the "SLR Plan"), including all options to purchase Solectron common stock with exercise prices equal to, or less than, $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Company's ordinary shares at the applicable exchange ratio of 0.345. As a result, the Company assumed approximately 7.4 million vested and unvested options with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share. Further, there were approximately 19.4 million shares available for grant under the SLR Plan when it was assumed by the Company.

The SLR plan provides for grants of nonqualified stock options and share bonus awards to new employees and to legacy Solectron employees who joined the Company in connection with the acquisition. Options issued under the SLR Plan generally vest over four years and generally expire ten years from the date of grant.

The exercise price of options granted under the Company's equity compensation plans is determined by the Company's Board of Directors or the Compensation Committee and typically equals or exceeds the closing price of the Company's ordinary shares on the date of grant.

The Company grants share bonus awards under its equity compensation plans. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. Share bonus awards generally vest in installments over a three- to five-year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and performance criteria.

Adoption of SFAS 123(R)

Prior to April 1, 2006, the Company's equity compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"), and related Interpretations. The Company applied the disclosure only provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation."* Accordingly, no compensation expense was recorded for stock options granted with exercise prices greater than or equal to the fair value of the underlying ordinary shares at the option grant date. Costs of share bonus awards granted, determined to be the closing price of the Company's ordinary shares at the date of grant, were recognized as compensation expense ratably over the respective vesting period. Unearned compensation associated with these share bonus awards was $4.1 million as of March 31, 2006 and was included as a component of shareholders' equity in the consolidated balance sheet.

Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (Revised 2004), *"Share-Based Payment,"* ("SFAS 123(R)"), requiring the recognition of expense related to the fair value of the Company's stock-based compensation awards. The Company elected to use the modified prospective transition method as permitted by SFAS 123(R), and therefore has not restated financial results for prior periods. Under this transition method, stock-based compensation expense for fiscal years 2008 and 2007 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of March 31, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, as adjusted for estimated forfeitures. Unearned compensation as of March 31, 2006 included as a component of shareholders' equity in the consolidated balance sheet was reversed. Stock-based compensation expense for all stock-based compensation awards granted subsequent to March 31, 2006 was based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company generally recognizes compensation expense for all stock-based payment awards on a straight-line basis over the respective requisite service periods of the awards. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Prior to the adoption of SFAS 123(R), forfeitures were recognized as they occurred, and compensation previously recognized was reversed for forfeitures of unvested stock-based awards. As a result of the Company's adoption of SFAS 123(R), management now makes an estimate of expected forfeitures and is recognizing compensation expense only for those equity awards expected to vest. The cumulative effect from this change in accounting principle was not material for fiscal year 2007.

Stock-Based Compensation Expense

The following table summarizes the Company's stock-based compensation expense:

	Fiscal Year Ended March 31,	
	2008	2007
	(In thousands)	
Cost of sales	$ 6,850	$ 3,884
Selling, general and administrative expenses	40,791	27,884
Discontinued operations	—	2,264
Total stock-based compensation expense	$ 47,641	$ 34,032

As required by SFAS 123(R), management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. When estimating forfeitures, the Company considers voluntary termination behavior as well as an analysis of actual option forfeitures. Total stock-based compensation capitalized as part of inventory during the fiscal years ended March 31, 2008 and 2007 was not material.

As of March 31, 2008, the total compensation cost related to unvested stock options granted to employees under the Company's equity compensation plans, but not yet recognized, was approximately $59.8 million, net of estimated forfeitures of $4.1 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 2.6 years and will be adjusted for subsequent changes in estimated forfeitures. As of March 31, 2008, the total unrecognized compensation cost related to unvested share bonus awards granted to employees under the Company's equity compensation plans was approximately $74.0 million, net of estimated forfeitures of approximately $3.5 million. This cost will be amortized generally on a straight-line basis over a weighted-average period of approximately 3.2 years and will be adjusted for subsequent changes in estimated forfeitures.

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in its statement of cash flows, when applicable. In accordance with SFAS 123(R), the cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee exercises of stock options over the stock-based compensation cost recognized for those options) are classified as financing cash flows. During fiscal years 2008, 2007 and 2006, the Company did not recognize any excess tax benefits as a financing cash inflow related to its equity compensation plans.

Determining Fair Value

Valuation and Amortization Method — The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Expected Term — The Company's expected term used in the Black-Scholes valuation method represents the period that the Company's stock options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock options.

Expected Volatility — The Company's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Company's periodic stock price.

Expected Dividend — The Company has never paid dividends on its ordinary shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

Fair Value — The fair value of the Company's stock options granted to employees for fiscal years 2008, 2007 and 2006 was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2008	2007	2006
Expected term	4.6 years	4.7 years	4.0 years
Expected volatility	36.2%	38.0%	38.8%
Expected dividends	0.0%	0.0%	0.0%
Risk-free interest rate	4.2%	4.6%	3.8%
Weighted-average fair value	$ 4.29	$ 4.64	$ 4.17

Stock-Based Awards Activity

The following is a summary of option activity for the Company's equity compensation plans, excluding unvested share bonus awards ("Price" reflects the weighted-average exercise price):

	As of March 31, 2008		As of March 31, 2007		As of March 31, 2006	
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of fiscal year	51,821,915	$ 11.63	55,042,556	$ 12.04	57,578,401	$ 12.67
Granted	5,391,475	11.66	10,039,250	11.09	11,549,454	11.80
Assumed in business combination (Note 12)	7,355,133	10.68	—	—	—	—
Exercised	(4,291,426)	8.39	(2,842,770)	7.44	(5,562,348)	7.38
Forfeited	(7,735,684)	12.31	(10,417,121)	14.42	(8,522,951)	18.83
Outstanding, end of fiscal year	52,541,413	$ 11.67	51,821,915	$ 11.63	55,042,556	$ 12.04
Options exercisable, end of fiscal year	39,931,387	$ 11.80	35,692,029	$ 12.12	42,475,818	$ 12.69

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Company's ordinary shares determined as of the time of option exercise) under the Company's equity compensation plans was $14.5 million, $12.8 million and $27.7 million during fiscal years 2008, 2007 and 2006, respectively.

Cash received from option exercises under all equity compensation plans was $35.9 million, $21.1 million and $41.0 million for fiscal years 2008, 2007 and 2006, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 0.42 - $5.88	2,539,042	1.88	$ 4.89	2,539,042	$ 4.89
$ 5.96 - $7.90	7,103,100	4.20	7.84	7,103,100	7.84
$ 8.01 - $10.45	7,094,133	7.11	9.96	4,065,791	9.78
$10.53 - $11.10	7,331,433	7.28	10.95	4,403,330	10.97
$11.23 - $11.53	6,107,366	7.93	11.38	2,954,882	11.44
$11.54 - $12.37	5,649,970	7.31	12.14	4,550,844	12.26
$12.40 - $13.18	6,125,173	7.53	12.81	3,730,590	12.93
$13.25 - $16.57	5,930,489	4.61	15.19	5,923,101	15.20
$16.61 - $29.94	4,660,707	4.67	18.74	4,660,707	18.74
$ 0.42 - $29.94	52,541,413	6.15	$ 11.67	39,931,387	$ 11.80
Options vested and expected to vest	51,945,590	6.12	$ 11.67		

As of March 31, 2008, the aggregate intrinsic value for options outstanding, vested and expected to vest (which includes adjustments for expected forfeitures), and exercisable were $23.5 million each, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's ordinary shares as of March 31, 2008 for the approximately 11.1 million options that were in-the-money at March 31, 2008. As of March 31, 2008, the weighted average remaining contractual life for options exercisable was 5.40 years.

The following table summarizes the Company's share bonus award activity for fiscal year 2008 ("Price" reflects the weighted-average grant-date fair value):

	As of March 31, 2008		As of March 31, 2007		As of March 31, 2006	
	Shares	Price	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	4,332,500	$ 8.11	646,000	$ 8.40	995,000	$ 8.11
Granted	6,540,197	11.42	4,281,512	8.28	76,188	10.87
Vested	(1,564,733)	6.71	(347,012)	8.90	(333,188)	8.12
Forfeited	(441,600)	10.24	(248,000)	10.57	(92,000)	8.32
Unvested share bonus awards outstanding, end of fiscal year	8,866,364	$ 10.70	4,332,500	$ 8.11	646,000	$ 8.40

Of the 6.5 million unvested share bonus awards granted under the Company's equity compensation plans during fiscal year 2008, 1,162,500 were granted to certain key employees whereby vesting is contingent upon both a service requirement and the Company's achievement of certain longer-term goals over periods ranging between three to five years. Management currently believes that achievement of these longer-term goals is probable. Compensation expense for share bonus awards with both a service and performance condition is being recognized on a graded attribute basis over the respective requisite contractual or derived service period of the awards.

The weighted-average closing price of the Company's ordinary shares on the date of grant of unvested share bonus awards was $10.82 during fiscal year 2007. The Company granted 1,715,000 unvested share bonus awards to certain key employees during fiscal year 2007 in exchange for 3,150,000 fully vested options to purchase the ordinary shares of the Company with a weighted-average exercise price of $17.08 per ordinary share. The aggregate fair value of the options surrendered was approximately $11.8 million, or $3.74 per option, resulting in additional compensation of approximately $7.8 million, or $4.52 per share, for the unvested share bonus awards granted in exchange. The fiscal year 2007 weighted-average grant-date fair value of $8.28 per unvested share as reflected in the table above includes only the incremental compensation attributable to the modified awards. These share bonus awards vest over a period between three to five years. Further, vesting for 775,000 of these share bonus awards, and 212,500 of additional share bonus awards granted during fiscal year 2007, is contingent upon both a service requirement and the Company's achievement of certain longer-term goals, which are currently estimated as probable of being achieved.

The total intrinsic value of shares vested under the Company's equity compensation plans was $17.7 million, $3.8 million and $4.2 million during fiscal years 2008, 2007 and 2006, respectively, based on the closing price of the Company's ordinary shares on the date vested.

Pro-forma Disclosures

The following table illustrates the effect on net income and net income per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation during fiscal year 2006:

	Fiscal Year Ended March 31, 2006
	(In thousands, except per share amounts)
Net income, as reported	$ 141,162
Add: Stock-based compensation expense included in reported net income, net of tax	2,662
Less: Fair value compensation costs, net of tax	(67,195)
Pro forma net income	$ 76,629
Basic earnings per share:	
As reported	$ 0.25
Pro forma	$ 0.13
Diluted earnings per share:	
As reported	$ 0.24
Pro forma	$ 0.13

For purposes of this pro forma disclosure, the value of the options was estimated using a Black-Scholes option-pricing formula and amortized on a straight-line basis over the respective requisite service periods of the awards, with forfeitures recognized as they occurred. Stock-based compensation also included expense attributable to the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan"), which was terminated during fiscal year

2006. The fair value of shares issued under the Purchase Plan for fiscal year 2006 was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31, 2006
Expected term	0.5 years
Expected volatility	40.0%
Expected dividend	0.0%
Risk-free interest rate	2.1%

On February 7, 2006, the Company's Board of Directors approved accelerating the vesting of previously unvested options to purchase the Company's ordinary shares held by current employees, including executive officers, priced between $12.37 and $12.98. No options held by non-employee directors were subject to the acceleration. The acceleration was effective as of February 7, 2006, provided that holders of incentive stock options ("ISOs") within the meaning of Section 422 of the internal Revenue code of 1986, as amended, had the opportunity to decline the acceleration of ISO options in order to prevent changing the status of the ISO option for federal income tax purposes to a non-qualified stock option.

The acceleration of these options was done primarily to eliminate future compensation expense the Company would otherwise recognize in its consolidated statement of operations with respect to these options upon the adoption of SFAS 123(R). In addition, because these options had exercise prices in excess of the then current market values and were not fully achieving their original objectives of incentive compensation and employee retention, management believed that the acceleration may have a positive effect on employee morale and retention. The future expense that was eliminated from the February 2006 accelerations was approximately $35.3 million (of which approximately $12.8 million was attributable to executive officers). The amount is reflected in the pro forma net income for the fiscal year ended March 31, 2006.

Earnings (Loss) Per Share

SFAS No. 128, *"Earnings Per Share"* ("SFAS 128"), requires entities to present both basic and diluted earnings per share. Basic earnings per share exclude dilution and is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from stock options, share bonus awards and convertible securities. The potential dilution from stock options exercisable into ordinary share equivalents and share bonus awards was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period. The potential dilution from the conversion spread (excess of conversion value over face value) of the Subordinated Notes convertible into ordinary share equivalents was calculated as the quotient of the conversion spread and the average fair market value of the Company's ordinary shares for the period.

The following table reflects the basic weighted-average ordinary shares outstanding and diluted weighted-average ordinary share equivalents used to calculate basic and diluted income per share from continuing operations:

	Fiscal Year Ended March 31,		
	2008	2007	2006
	(In thousands, except per share amounts)		
Basic earnings (loss) from continuing operations per share:			
Income (loss) from continuing operations	$ (639,370)	$ 320,900	$ 110,518
Shares used in computation:			
Weighted-average ordinary shares outstanding	720,523	588,593	573,520
Basic earnings (loss) from continuing operations per share	$ (0.89)	$ 0.55	$ 0.19
Diluted earnings (loss) from continuing operations per share:			
Income (loss) from continuing operations	$ (639,370)	$ 320,900	$ 110,518
Shares used in computation:			
Weighted-average ordinary shares outstanding	720,523	588,593	573,520
Weighted-average ordinary share equivalents from stock options and awards(1)	—	6,739	8,358
Weighted-average ordinary share equivalents from convertible notes(2)	—	1,519	18,726
Weighted-average ordinary shares and ordinary share equivalents outstanding	720,523	596,851	600,604
Diluted earnings (loss) from continuing operations per share	$ (0.89)	$ 0.54	$ 0.18

(1) As a result of the Company's net loss from continuing operations, ordinary share equivalents from approximately 5.7 million options and share bonus awards were excluded from the calculation of diluted earnings (loss) from continuing operations per share during the twelve-month period ended March 31, 2008. Additionally, ordinary share equivalents from stock options to purchase approximately 39.4 million, 39.5 million and 33.1 million shares during fiscal years 2008, 2007 and 2006, respectively, were excluded from the computation of diluted earnings per share primarily because the exercise price of these options was greater than the average market price of the Company's ordinary shares during the respective periods.

(2) Ordinary share equivalents from the Zero Coupon Convertible Junior Subordinated Notes of approximately 18.7 million shares were included as ordinary share equivalents during fiscal year 2006. Effective April 1, 2006, the Company determined it has the positive intent and ability to settle the principal amount of its Zero Coupon Convertible Junior Subordinated Notes in cash and settle any conversion spread (excess of conversion value over face value) in stock. As discussed below in Note 4, "Bank Borrowings and Long-Term Debt," on July 14, 2006, these Notes were amended to provide for settlement of the principal amount in cash and the issuance of shares to settle any conversion spread upon maturity. Accordingly, approximately 18.6 million ordinary share equivalents related to the principal portion of the Notes are excluded from the computation of diluted earnings per share, during fiscal years 2008 and 2007. As a result of the Company's reported net loss from continuing operations, ordinary share equivalents from the conversion spread of approximately 1.2 million shares were excluded from the calculation of diluted earnings (loss) from continuing operations per share during the twelve-month period ended March 31, 2008. Approximately 1.5 million ordinary share equivalents from the conversion spread have been included as common stock equivalents during fiscal year 2007.

In addition, as the Company has the positive intent and ability to settle the principal amount of its 1% Convertible Subordinated Notes due August 2010 in cash, approximately 32.2 million ordinary share equivalents related to the principal portion of the Notes are excluded from the computation of diluted earnings per share. The Company intends to settle any conversion spread (excess of the conversion value over face value) in stock. During fiscal years 2008, 2007 and 2006 the conversion obligation was less than the principal portion of the Convertible Notes and accordingly, no additional shares were included as ordinary share equivalents.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161 "*Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133*" ("SFAS 161"). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures stating how and why an entity uses derivative instruments; how derivatives and related hedged items are accounted for under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133") and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective in fiscal years beginning after November 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company does not expect the adoption of SFAS 161 will have a material impact on its consolidated results of operations, financial condition and cash flows.

In December 2007, the FASB issued SFAS No. 160, *"Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51"* ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company does not expect the adoption of the provisions of SFAS 160 will have a material impact on its consolidated results of operations, financial condition and cash flows.

In February 2007, the FASB issued SFAS No. 159, *"Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS 159").* SFAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value at specified election dates. The fair value option may be applied instrument by instrument with certain exceptions and is applied generally on an irrevocable basis to the entire instrument. SFAS 159 is effective in fiscal years beginning after November 15, 2007 and is required to be adopted by us in the first quarter of fiscal year 2009. The Company does not expect the adoption of SFAS 159 will have a material impact on its consolidated results of operations, financial condition and cash flows.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands the requisite disclosures for fair value measurements. SFAS 157 is effective in fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company's consolidated financial position, results of operations and cash flows. The FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141(R)"), which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which are intended to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years that begin after December 15, 2008, and should be applied prospectively for all business combinations entered into after the date of adoption. The Company is currently evaluating the impact of adopting SFAS 141(R).

3. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Net cash paid for:			
Interest	$ 126,975	$ 109,729	$ 65,052
Income taxes	$ 59,553	$ 34,248	$ 25,197
Non-cash investing and financing activities:			
Fair value of seller notes received from sale of divested operations	$ —	$ 204,920	$ 38,278
Issuance of ordinary shares for acquisition of businesses	$ 2,519,670	$ 299,608	$ 27,907
Fair value of vested options assumed in acquisition of business	$ 11,282	$ —	$ —
Issuance of ordinary shares upon conversion of debt	$ —	$ —	$ 5,000

4. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt was comprised of the following:

	As of March 31,	
	2008	2007
	(In thousands)	
Short term bank borrowings	$ 10,766	$ 8,094
6.50% senior subordinated notes due May 2013	399,622	399,622
6.25% senior subordinated notes due November 2014	402,090	389,119
1.00% convertible subordinated notes due August 2010	500,000	500,000
0.00% convertible junior subordinated notes due July 2009	195,000	195,000
Term Loan Agreement, including current portion	1,726,456	—
Outstanding under revolving lines of credit	161,000	—
Other	19,626	8,269
	3,414,560	1,500,104
Current portion	(27,966)	(8,094)
Non-current portion	$ 3,386,594	$ 1,492,010

Maturities for the Company's long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2009	$ 27,966
2010	212,029
2011	524,546
2012	16,691
2013	650,735
Thereafter	1,982,593
Total	$ 3,414,560

Revolving Credit Facilities and Other Credit Lines

On May 10, 2007, the Company entered into a five-year $2.0 billion credit facility that expires in May 2012, which replaced the Company's $1.35 billion credit facility previously existing at March 31, 2007. As of March 31, 2008, there was $161.0 million outstanding under the $2.0 billion credit facility. As of March 31, 2007, no borrowings were outstanding under the $1.35 billion credit facility. Borrowings under the $2.0 billion credit facility bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Company's credit ratings. The Company is required to pay a quarterly commitment fee ranging from 0.10% to 0.20% per annum on the unutilized portion of the credit facility based on the Company's credit ratings and, if the utilized portion of the credit facility exceeds 50% of the total commitments, a quarterly utilization fee of 0.125% on such utilized portion. The Company is also required to pay letter of credit usage fees ranging between 0.50% and 1.25% per annum (based on the Company's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of (i) in the case of commercial letters of credit, 0.125% of the amount available to be drawn under such letters of credit, and (ii) in the case of standby letters of credit, 0.125% per annum on the daily average undrawn amount of such letters of credit.

The $2.0 billion credit facility is unsecured, and contains customary restrictions on the Company's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The facility also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined, during the term of the credit facility. Borrowings under the credit facility are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2008, the Company was in compliance with the covenants under the $2.0 billion credit facility.

The Company and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $754.0 million in the aggregate, under which there were approximately $10.8 million and $8.1 million of borrowings outstanding as of March 31, 2008 and 2007, respectively. These facilities, lines of credit and other loans bear annual interest at the respective country's inter — bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates through fiscal year 2008. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable.

6.5% Senior Subordinated Notes

The Company may redeem its 6.5% Senior Subordinated Notes that are due May 2013 in whole or in part at redemption prices of 103.250%, 102.167% and 101.083% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on May 15 of the years 2008, 2009 and 2010, respectively, and at a redemption price of 100% of the principal amount thereof on and after May 15, 2011, in each case, plus any accrued and unpaid interest to the redemption date.

The indenture governing the Company's outstanding 6.5% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2008, the Company was in compliance with the covenants under this indenture.

6.25% Senior Subordinated Notes

The Company may redeem its 6.25% Senior Subordinated Notes that are due on November 15, 2014 in whole or in part at redemption prices of 103.125%, 102.083% and 101.042% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on November 15 of the years 2009, 2010 and 2011, respectively, and at a redemption price of 100% of the principal amount thereof on and after November 15, 2012, in each case, plus any accrued and unpaid interest to the redemption date. During fiscal year 2006, the Company repurchased approximately $97.9 million principal amount of these Notes. The associated loss was not material to the Company's consolidated results of operations.

The indenture governing the Company's outstanding 6.25% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2008, the Company was in compliance with the covenants under this indenture.

1% Convertible Subordinated Notes

The 1% Convertible Subordinated Notes are due in August 2010 and are convertible at any time prior to maturity into ordinary shares of the Company at a conversion price of $15.525 (subject to certain adjustments).

Zero Coupon Convertible Junior Subordinated Notes

On March 2, 2003, the Company entered into a Note Purchase Agreement with Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. (the "Note Holders"), affiliates of Silver Lake Partners, pursuant to which the Company has outstanding $195.0 million aggregate principal amount of its Zero Coupon Convertible Junior Subordinated Notes originally due 2007 to the Note Holders. On July 14, 2006, the Company entered into a First Amendment to Note Purchase Agreement (the "First Amendment") with the Note Holders, providing for the amendment of the Note Purchase Agreement and the Notes to, among other things (i) extend the maturity date of the Notes to July 31, 2009 and (ii) define the means by which the Notes and any conversion spread (excess of conversion value over face amount of $10.50 per share) will be settled upon maturity. The Notes may no longer be converted or redeemed prior to maturity, other than in connection with certain change of control transactions, and upon maturity will be settled by the payment of cash equal to the face amount of the Notes and the issuance of shares to settle any conversion spread of the Notes.

In July 2005, $5.0 million of the Notes were converted into 476,190 ordinary shares of the Company at a conversion price of $10.50 per share.

Solectron Acquisition Related Debt

In connection with the Company's acquisition of Solectron, the Company entered into a $1.759 billion term loan facility, dated as of October 1, 2007 (the "Term Loan Agreement"). The Term Loan Agreement was obtained for the purposes of consummating the acquisition, to pay the applicable repurchase or redemption price for Solectron's 8% Senior Subordinated Notes due 2016 (the "8% Notes") and 0.5% Senior Convertible Notes due 2034 ("Convertible Notes") in connection with the acquisition (the "Solectron Notes"), and to pay any related fees and expenses including acquisition-related costs.

On October 1, 2007, the Company borrowed $1.109 billion under the Term Loan Agreement to pay the cash consideration in the acquisition and acquisition-related fees and expenses. Of this amount, $500.0 million matures five years from the date of the Term Loan Agreement and the remainder matures in seven years. The remaining $650.0 million of the term loan facility was available to be drawn on up to three occasions and was available for 90 days from closing (the "Delayed Draw Facility"). On October 15, 2007, the Company borrowed $175.0 million under the Delayed Draw Facility to fund its repurchase and redemption of the 8% Notes as discussed further below, and $475.0 million remained available under the Delayed Draw Facility. On December 28, 2007, the Term Loan Agreement was amended to reduce the remaining amount available under the Delayed Draw Facility to $450.0 million and extend its availability until February 29, 2008. On February 29, 2008, the Company borrowed the remaining $450.0 million available under the Delayed Draw Facility to fund its repurchase of the Convertible Notes as discussed further below. The maturity date of the Delayed Draw Facility loans is seven years from the date of the Term Loan Agreement. Loans will amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Company may prepay the loans at any time at 100% of par for any loan with a five year maturity and at 101% of par for the first year and 100% of par thereafter, for any loan with a seven year maturity, in each case plus accrued and unpaid interest and reimbursement of the lender's redeployment costs.

Borrowings under the Term Loan Agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%. In addition, during the period that the Delayed Draw Facility was available, the Company was required to pay a quarterly commitment fee ranging from 0.25% to 0.50% per annum on the unutilized portion of the Delayed Draw Facility, depending on the date of determination.

The Term Loan Agreement is unsecured, and contains customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The Term Loan Agreement also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA, during the term of the Term Loan Agreement. Borrowings under the Term Loan Agreement are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2008, the Company was in compliance with the financial covenants under the Term loan Agreement.

On October 31, 2007, $1.5 million of the 8% Notes were repurchased pursuant to a change in control repurchase offer as required by the 8% Notes Indenture at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. Additionally, on October 31, 2007, the remaining $148.5 million of the 8% Notes were redeemed by the Company pursuant to optional redemption procedures at a purchase price equal to the make-whole premium provided for under the 8% Notes Indenture, plus, to the extent not included in the make-whole premium, accrued and unpaid interest. The aggregate amount paid by the Company for the repurchase and redemption of the 8% Notes was approximately $171.6 million.

On December 14, 2007, $447.4 million of the Convertible Notes were repurchased pursuant to a change in control repurchase offer as required by the Convertible Notes Indentures at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest.

As of March 31, 2008 the Company had approximately $1.7 billion of borrowings outstanding under the Term Loan Agreement, of which the floating interest payments on $747.0 million has been swapped for fixed interest payments (see Note 5).

Fair Values

As of March 31, 2008, the approximate fair values of the Company's 6.5% Senior Subordinated Notes, 6.25% Senior Subordinated Notes and 1% Convertible Subordinated Notes were 95.50%, 92.25% and 95.75% of the face values of the Notes, respectively, based on broker trading prices.

Interest Expense

For the fiscal years ended March 31, 2008, 2007 and 2006, the Company recognized total interest expense of $185.4 million, $140.6 million and $113.3 million, respectively, on its debt obligations outstanding during the period.

5. FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying amount of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The Company's cash equivalents are comprised of cash and bank deposits and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The Company is exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and assets and liabilities denominated in non-functional currencies, and commodity pricing risk inherent in forecasted cost of sales and related assets and liabilities. The Company has established risk management programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign currency exchange rates and commodity prices. The Company enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. The Company has also entered into short-term commodity swap contracts to hedge only those commodity price exposures associated with inventory and accounts payable, and cash flows attributable to commodity purchases. Gains and losses on the Company's forward and swap contracts generally offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions.

As of March 31, 2008 and 2007, the fair value of the Company's short-term foreign currency contracts was not material. As of March 31, 2008 and 2007, the Company has included net deferred gains and losses, respectively, in other comprehensive income relating to changes in fair value of its foreign currency contracts. These deferred gains and losses were not material, and the deferred gains as of March 31, 2008 are expected to be recognized in earnings over the next twelve month period. The gains and losses recognized in earnings due to hedge ineffectiveness were not material for all fiscal years presented.

As of March 31, 2007, the Company had interest rate swap transactions, which effectively converted $400.0 million of the $402.1 million outstanding of its 6.25% Senior Subordinated Notes, due November 2014, from a fixed to variable interest rate. On November 28, 2007, the Company terminated the interest swap transactions and received an insignificant amount of cash consideration. The swaps were accounted for as fair value hedges under SFAS 133. As of March 31, 2007, the Company had recognized $13.0 million in other current liabilities to reflect the fair value of the interest rate swaps, with a corresponding decrease to the carrying value of the 6.25% Senior Subordinated Notes. As a result of the termination of the interest rate swaps, on

November 28, 2007, the Company reversed the amount recognized as a current liability, and increased the carrying value of its 6.25% Senior Subordinated Notes to the amount outstanding, or $402.1 million.

In December 2007, the Company entered into interest rate swap transactions, which effectively converted $500.0 million of the $1.7 billion outstanding under the Term Loan Agreement from variable interest rate to fixed rate debt. The swaps expire on October 1, 2010, and are accounted for as cash flow hedges under SFAS 133. Under the terms of the swaps, the Company pays a fixed interest rate of 3.89% and receives a floating rate equal to three-month LIBOR (approximately 2.70% for the period ending July 1, 2008).

In January 2008, the Company entered into interest rate swap transactions, which effectively converted an additional $247.0 million of the amount outstanding under the Term Loan Agreement from variable interest rate to fixed rate debt. The swaps having notational amounts of $175.0 million and $72.0 million, expire on January 15, 2011 and January 1, 2011, respectively, and are accounted for as cash flow hedges under SFAS 133. Under the terms of the $175.0 million swap, the Company pays a fixed interest rate of 3.60% and receives a floating rate equal to three-month LIBOR (approximately 2.71% for the period ending July 15, 2008). Under the terms of the $72.0 million swap, the Company pays a fixed interest rate of 3.57% and receives a floating rate equal to three-month LIBOR (approximately 2.70% for the period ending July 1, 2008).

No portion of the swap transactions are considered ineffective under SFAS 133. As of March 31, 2008, the Company had recognized $22.8 million in other current liabilities to reflect the fair value of the interest rate swaps with a corresponding decrease in other comprehensive income, a component of shareholders' equity in the consolidated balance sheet.

6. TRADE RECEIVABLES SECURITIZATION

The Company continuously sells a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to a conduit, administered by an unaffiliated financial institution. In addition to this financial institution, the Company participates in the securitization agreement as an investor in the conduit. The Company continues to service, administer and collect the receivables on behalf of the special purpose entity. The Company pays annual facility and commitment fees ranging from 0.16% to 0.40% (averaging approximately 0.25%) for unused amounts and an additional program fee of 0.10% on outstanding amounts. The securitization agreement allows the operating subsidiaries participating in the securitization program to receive a cash payment for sold receivables, less a deferred purchase price receivable. The Company's share of the total investment varies depending on certain criteria, mainly the collection performance on the sold receivables.

As of March 31, 2008 and 2007, approximately $363.7 million and $427.7 million of the Company's accounts receivable, respectively, had been sold to the third-party qualified special purpose entity described above, which represent the face amount of the total outstanding trade receivables on all designated customer accounts on those dates. The Company received net cash proceeds of approximately $274.3 million and $334.0 million from the unaffiliated financial institutions for the sale of these receivables as of March 31, 2008 and 2007, respectively. The Company has a recourse obligation that is limited to the deferred purchase price receivable, which approximates 5% of the total sold receivables, and its own investment participation, the total of which was approximately $89.4 million and $93.7 million as of March 31, 2008 and 2007, respectively. The Company also sold accounts receivable to certain third-party banking institutions with limited recourse, which management believes is nominal. The outstanding balance of receivables sold and not yet collected was approximately $478.4 million and $398.7 million as of March 31, 2008 and 2007, respectively.

In accordance with SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"* ("SFAS 140"), the accounts receivable balances that were sold were removed from the consolidated balance sheets and are reflected as cash provided by operating activities in the consolidated statement of cash flows.

7. COMMITMENTS AND CONTINGENCIES

As of March 31, 2008 and 2007, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under capital leases was not material. These capital leases have interest rates ranging from 4.0% to 14.0%. The Company also leases certain of its facilities under non-cancelable operating leases. The capital and operating leases expire in various years through 2033 and require the following minimum lease payments:

Fiscal Year Ending March 31,	Capital Lease	Operating Lease
	(In thousands)	
2009	$ 719	$ 123,578
2010	462	97,930
2011	390	78,432
2012	360	57,447
2013	290	46,835
Thereafter	517	210,322
Total minimum lease payments	2,738	$ 614,544
Amount representing interest	(370)	
Present value of total minimum lease payments	2,368	
Current portion	(625)	
Capital lease obligation, net of current portion	$ 1,743	

Total rent expense attributable to continuing operations amounted to $94.2 million, $65.3 million and $60.9 million in fiscal years 2008, 2007 and 2006, respectively.

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

8. INCOME TAXES

The domestic ("Singapore") and foreign components of income from continuing operations before income taxes were comprised of the following:

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Domestic	$ 268,294	$ 223,838	$ 99,605
Foreign	(202,627)	101,115	65,131
Total	$ 65,667	$ 324,953	$ 164,736

The provision for (benefit from) income taxes from continuing operations consisted of the following:

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Current:			
Domestic	$ 547	$ 3,658	$ 503
Foreign	65,469	38,616	31,165
	66,016	42,274	31,668
Deferred:			
Domestic	(252)	(13,157)	(409)
Foreign	639,273	(25,064)	22,959
	639,021	(38,221)	22,550
Provision for (benefit from) income taxes	$ 705,037	$ 4,053	$ 54,218

The domestic statutory income tax rate was approximately 18.0% in fiscal year 2008, and approximately 20% in fiscal years 2007 and 2006. The reconciliation of the income tax expense (benefit) expected based on domestic statutory income tax rates to the expense (benefit) for income taxes from continuing operations included in the consolidated statements of operations is as follows:

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Income tax based on domestic statutory rates	$ 11,821	$ 64,992	$ 32,947
Effect of tax rate differential	(314,108)	(155,290)	(86,251)
Goodwill and other intangibles amortization	12,924	7,949	6,819
Change in valuation allowance	986,338	73,160	120,182
Other	8,062	13,242	(19,479)
Provision for (benefit from) income taxes	$ 705,037	$ 4,053	$ 54,218

The $986.3 million change in valuation allowance during fiscal year 2008 includes non-cash tax expense of $661.3 million, principally resulting from management's re-evaluation of previously recorded deferred tax assets in the United States, which are primarily comprised of tax loss carry forwards. Management believes that the realizability of certain deferred tax assets is no longer more likely than not because it expects future projected taxable income in the United States will be lower as a result of increased interest expense resulting from the term loan entered into as part of the acquisition of Solectron. The remaining change in the valuation allowance during the current period was primarily for current year operating losses and restructuring charges, on which the tax benefit is not more likely than not to be realized.

The components of deferred income taxes from continuing operations are as follows:

	As of March 31,	
	2008	2007
	(In thousands)	
Deferred tax liabilities:		
Fixed assets	$ —	$ (25,528)
Intangible assets	—	(18,731)
Others	—	(5,405)
Total deferred tax liabilities	—	(49,664)
Deferred tax assets:		
Fixed assets	19,076	—
Intangible assets	275,625	—
Deferred compensation	4,803	5,064
Inventory valuation	40,092	8,129
Provision for doubtful accounts	5,616	3,122
Net operating loss and other carryforwards	3,231,735	1,642,069
Others	34,852	71,901
	3,611,799	1,730,285
Valuation allowances	(3,578,628)	(999,618)
Total deferred tax asset	33,171	730,667
Net deferred tax asset	$ 33,171	$ 681,003
The net deferred tax asset is classified as follows:		
Current	$ 573	$ 11,105
Long-term	32,598	669,898
Total	$ 33,171	$ 681,003

The Company has tax loss carryforwards attributable to continuing operations of approximately $8.2 billion, a portion of which begin expiring in 2009. Utilization of the tax loss carryforwards and other deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision. Approximately $34.0 million of the valuation allowance relates to income tax benefits arising from the exercise of stock options, which if realized will be credited directly to shareholders' equity and will not be available to benefit the income tax provision in any future period.

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management's estimates.

The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are not intended by management to be repatriated in the foreseeable future. Determination of the amount of the unrecognized deferred tax liability on these undistributed earnings is not practicable.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, ("FIN 48") on April 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with FIN 48 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. The Company did not recognize a change in the liability for unrecognized tax benefits as a result of the implementation of FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits in accordance with FIN 48 is as follows:

	Amount (In thousands)
Balance at April 1, 2007	$ 87,115
Additions based on tax position related to the current year	6,259
Additions for tax positions of prior years	124,325
Reductions for tax positions of prior years	(7,079)
Reductions related to lapse of applicable statute of limitations	(2,748)
Settlements	(24,643)
Other	7,918
Balance at March 31, 2008	$ 191,147

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. Although the amount of these adjustments cannot be reasonably estimated at this time, the Company is not currently aware of any material impact on its consolidated results of operations, financial condition and cash flows.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2000.

The entire amount of unrecognized tax benefits at March 31, 2008, may affect the annual effective tax rate if the benefits are eventually recognized. The amount that affects the annual effective tax rate will be dependent upon the period in which the benefits are recognized. A portion of the unrecognized tax benefits relating to acquisitions may not affect the effective tax rate to the extent they affect the purchase method of accounting in accordance with SFAS 141. Substantially all of these unrecognized tax benefits are classified as long-term.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. During the fiscal year ended March 31, 2008, the Company recognized interest of approximately $2.1 million and no penalties. The Company had approximately $60.3 million and $23.7 million accrued for the payment of interest and penalties, respectively, as of the fiscal year ended March 31, 2008.

9. RESTRUCTURING CHARGES

In recent years, the Company has initiated a series of restructuring activities intended to realign the Company's global capacity and infrastructure with demand by its OEM customers so as to optimize the operational efficiency, which include reducing excess workforce and capacity, and consolidating and relocating certain manufacturing, design and administrative facilities to lower-cost regions.

The restructuring costs include employee severance, costs related to leased facilities, owned facilities that are no longer in use and are to be disposed of, leased equipment that is no longer in use and will be disposed of, and other costs associated with the exit of certain contractual agreements due to facility closures. The overall impact of these activities is that the Company shifts its manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs, and better utilizes its overall existing manufacturing capacity. This enhances the Company's ability to provide cost-effective manufacturing service offerings, which could enable it to retain and expand the Company's existing relationships with customers and attract new business.

As of March 31, 2008 and 2007, assets that were no longer in use and held for sale as a result of restructuring activities totaled approximately $14.3 million and $24.2 million, respectively, primarily representing manufacturing facilities located in North America and Asia that have been closed as part of the Company's historical facility consolidations. For assets held for sale, depreciation ceases and an impairment loss is recognized if the carrying amount of the asset exceeds its fair value less cost to sell. Assets held for sale are included in other current assets in the consolidated balance sheets.

Fiscal Year 2008

The Company recognized restructuring charges of approximately $447.7 million during fiscal year 2008 primarily resulting from the acquisition of Solectron. These costs were related to restructuring activities which included closing, consolidating and relocating certain manufacturing, design and administrative operations, eliminating redundant assets, and reducing excess workforce and capacity. These actions impacted over 25 different manufacturing and design locations and were initiated in an effort to consolidate and integrate our global capacity and infrastructure so as to optimize the Company's operational efficiencies post-acquisition. The activities associated with these charges involve multiple actions at each location, will be completed in multiple steps and will be substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. The Company classified approximately $408.9 million of these charges as a component of cost of sales during fiscal year 2008. The fiscal 2008 restructuring charge of approximately $447.7 million is net of approximately $52.9 million of customer reimbursements earned in accordance with the various agreements with Nortel. The reimbursements were included as a reduction of cost of sales during fiscal year 2008 and were included in other current assets in the Company's Consolidated Balance Sheet as of March 31, 2008.

The components of the restructuring charges during the first, second, third and fourth quarters of fiscal year 2008 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ —	$ —	$ 14,405	$ 67,670	$ 82,075
Long-lived asset impairment	—	—	11,802	6,876	18,678
Other exit costs	—	—	17,538	28,189	45,727
Total restructuring charges	—	—	43,745	102,735	146,480
Asia:					
Severance	—	—	23,286	3,701	26,987
Long-lived asset impairment	—	—	71,471	37,702	109,173
Other exit costs	—	—	33,027	9,704	42,731
Total restructuring charges	—	—	127,784	51,107	178,891
Europe:					
Severance	10,674	—	44,137	41,191	96,002
Long-lived asset impairment	—	—	6,796	2,931	9,727
Other exit costs	—	—	23,370	46,142	69,512
Total restructuring charges	10,674	—	74,303	90,264	175,241
Total					
Severance	10,674	—	81,828	112,562	205,064
Long-lived asset impairment	—	—	90,069	47,509	137,578
Other exit costs	—	—	73,935	84,035	157,970
	10,674	—	245,832	244,106	500,612
Less: Customer reimbursement	—	—	—	(52,924)	(52,924)
Total restructuring charges	$ 10,674	$ —	$ 245,832	$ 191,182	$ 447,688

During fiscal year 2008, the Company recognized approximately $205.1 million of employee termination costs associated with the involuntary terminations of 8,932 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 1,885, 5,588, and 1,459 for the Americas, Asia and Europe, respectively. Approximately $183.5 million of the charges were classified as a component of cost of sales.

During fiscal year 2008, the Company recognized approximately $137.6 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $134.1 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2008 also included approximately $158.0 million for other exit costs, of which $144.2 million was classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $65.7 million, customer disengagement costs of $52.4 million, facility abandonment and refurbishment costs of $39.9 million. The customer disengagement costs related primarily to inventory and other asset impairment charges resulting from customer contracts that were terminated by the Company as a result of various facility closures. The Company had disposed of the impaired assets, primarily through scrapping and write-offs, by the end of fiscal year 2008.

The following table summarizes the provisions, respective payments, and remaining accrued balance as of March 31, 2008 for charges incurred in fiscal year 2008 and prior periods:

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
	(In thousands)			
Balance as of March 31, 2007	$ 37,764	$ —	$ 29,447	$ 67,211
Activities during the year:				
Provisions for charges incurred during the year	205,064	137,578	157,970	500,612
Cash payments for charges incurred in fiscal year 2008	(43,060)	—	(5,445)	(48,505)
Cash payments for charges incurred in fiscal year 2007	(14,579)	—	(6,947)	(21,526)
Cash payments for charges incurred in fiscal year 2006 and prior	(6,420)	—	(3,174)	(9,594)
Non-cash charges incurred during the year	—	(137,578)	(64,927)	(202,505)
Balance as of March 31, 2008	178,769	—	106,924	285,693
Less: Current portion (classified as other current liabilities)	(175,014)	—	(44,570)	(219,584)
Accrued facility closure costs, net of current portion (classified as other liabilities)	$ 3,755	$ —	$ 62,354	$ 66,109

As of March 31, 2008, accrued employee termination costs related to restructuring charges incurred during fiscal year 2008 were approximately $162.0 million, of which $0.5 million was classified as long term. Accrued facility closure costs related to restructuring charges incurred during fiscal year 2008 were approximately $87.6 million, of which approximately $49.5 million was classified as a long-term obligation.

As of March 31, 2008 and 2007, accrued restructuring costs incurred during fiscal year 2007 were approximately $22.9 million and $44.4 million, respectively, of which approximately $11.5 million and $15.1 million, respectively, was classified as a long-term obligation. As of March 31, 2008 and 2007, accrued restructuring costs incurred during fiscal years 2006 and prior were approximately $13.2 million and $22.8 million, respectively, of which approximately $4.6 million and $6.7 million, respectively, was classified as a long-term obligation.

Fiscal Year 2007

During fiscal year 2007, the Company recognized charges of approximately $151.9 million associated with the consolidation and closure of several manufacturing facilities including the related impairment of certain long-lived assets; and other charges primarily related to the exit of certain real estate owned and leased by the Company in order to reduce its investment in property, plant and equipment. The Company classified approximately $146.8 million of these charges as a component of cost of sales during fiscal year 2007. The activities associated with these charges were substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations.

The components of the restructuring charges during the second and fourth quarters of fiscal year 2007 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ —	$ 130	$ —	$ —	$ 130
Long-lived asset impairment	—	38,320	—	—	38,320
Other exit costs	—	20,554	—	—	20,554
Total restructuring charges	—	59,004	—	—	59,004
Asia:					
Severance	—	—	—	2,484	2,484
Long-lived asset impairment	—	6,869	—	13,532	20,401
Other exit costs	—	15,620	—	11,039	26,659
Total restructuring charges	—	22,489	—	27,055	49,544
Europe:					
Severance	—	409	—	23,236	23,645
Long-lived asset impairment	—	2,496	—	3,190	5,686
Other exit costs	—	11,850	—	2,128	13,978
Total restructuring charges	—	14,755	—	28,554	43,309
Total					
Severance	—	539	—	25,720	26,259
Long-lived asset impairment	—	47,685	—	16,722	64,407
Other exit costs	—	48,024	—	13,167	61,191
Total restructuring charges	$ —	$ 96,248	$ —	$ 55,609	$ 151,857

During fiscal year 2007, the Company recognized approximately $26.3 million of employee termination costs associated with the involuntary termination of 2,155 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 1,560, 550 and 40 for Asia, Europe, and the Americas, respectively. Approximately $22.1 million was classified as a component of cost of sales.

During fiscal year 2007, the Company recognized approximately $64.4 million for the write-down of property and equipment to management's estimate of fair value associated with the planned disposal and exit of certain real estate owned and leased by the Company. Approximately $63.8 million of this amount was classified as a component of cost of sales. The charges recognized during fiscal year 2007 also included approximately $61.2 million for other exit costs, of which $60.9 million was classified as a component of cost of sales, and was primarily comprised of contractual obligations amounting to approximately $27.1 million, customer disengagement costs of approximately $28.5 million and approximately $5.6 million of other costs.

Fiscal Year 2006

The Company recognized restructuring charges of approximately $215.7 million during fiscal year 2006 related to severance, the impairment of certain long-term assets and other costs resulting from closures and consolidations of various manufacturing facilities. The Company classified approximately $185.6 million of the charges associated with facility closures as a component of cost of sales during fiscal year 2006.

The facility closures and activities to which all of these charges relate were substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. During fiscal year 2006, the Company recognized approximately $72.3 million of other exit costs primarily associated with contractual obligations.

The components of the restructuring charges during the first, second, third and fourth quarters of fiscal year 2006 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ 2,442	$ 6,546	$ 1,719	$ 4,626	$ 15,333
Long-lived asset impairment	3,847	7,244	1,951	945	13,987
Other exit costs	6,421	836	10,957	439	18,653
Total restructuring charges	12,710	14,626	14,627	6,010	47,973
Asia:					
Severance	—	—	1,312	—	1,312
Long-lived asset impairment	—	—	1,912	—	1,912
Other exit costs	—	—	—	—	—
Total restructuring charges	—	—	3,224	—	3,224
Europe:					
Severance	11,483	16,669	47,689	20,604	96,445
Long-lived asset impairment	456	7,125	2,497	4,327	14,405
Other exit costs	8,040	11,926	520	33,208	53,694
Total restructuring charges	19,979	35,720	50,706	58,139	164,544
Total					
Severance	13,925	23,215	50,720	25,230	113,090
Long-lived asset impairment	4,303	14,369	6,360	5,272	30,304
Other exit costs	14,461	12,762	11,477	33,647	72,347
Total restructuring charges	$ 32,689	$ 50,346	$ 68,557	$ 64,149	$ 215,741

During fiscal year 2006, the Company recognized approximately $113.1 million of cash employee termination costs associated with the involuntary terminations of 7,320 identified employees in connection with the various facility closures and consolidations. The identified involuntary employee terminations by reportable geographic region amounted to approximately 1,400, 100 and 5,800 for Americas, Asia and Europe, respectively. Approximately $96.2 million of the net charges was classified as a component of cost of sales.

During fiscal year 2006, the Company recognized approximately $30.3 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $27.1 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2006 also included approximately $72.3 million for other cash and non-cash exit costs, of which approximately $62.3 million was classified as a component of cost of sales. The amount recognized during fiscal year 2006 was primarily comprised of contractual obligations of approximately $30.3 million and customer disengagement costs of approximately $34.5 million.

10. OTHER CHARGES (INCOME), NET

During fiscal year 2008, the Company recognized approximately $61.1 million in other charges related to other-than-temporary impairment and related charges on certain of the Company's investments. Of this amount, approximately $57.6 million was for the impairment loss and other related charges attributable to the Company's divestiture of its equity interest in Relacom, which was liquidated in January 2008. The Company received approximately $57.4 million of cash proceeds in connection with the divestiture of this investment. Refer to Note 2, "Summary of Accounting Policies" for further discussion of this investment.

During fiscal year 2007, the Company recognized a foreign exchange gain of $79.8 million from the liquidation of a certain international entity. The results of operations for this entity were not significant for any period presented.

During fiscal year 2006, the Company realized a foreign exchange gain of $20.6 million from the liquidation of certain international entities and a net gain of $4.3 million related to its investments in certain non-publicly traded companies. The results of operations for these entities were not significant for any period presented. These gains were offset by approximately $7.7 million in compensation charges related to the retirement of the Company's former Chief Executive Officer, of which approximately $5.9 million was paid during fiscal year 2006, and the remaining amount was paid in July 2006. In connection with his retirement and appointment to serve as Chairman of the Company's Board of Directors beginning January 1, 2006, the Company also accelerated the vesting and continued the exercise period of certain stock options held by the former Chief Executive Officer. The modifications to his stock options did not result in any incremental non-cash stock-based compensation expense under APB 25 because the exercise price of the affected options was greater than the market price of the underlying shares on the date of the modifications.

11. RELATED PARTY TRANSACTIONS

From July 2000 through December 2001, in connection with an investment partnership, one of the Company's subsidiaries made loans to several of its executive officers to fund their contributions to the investment partnership. Each loan is evidenced by a full-recourse promissory note in favor of the Company. Interest rates on the notes range from 5.05% to 6.40% and mature on August 15, 2010. The remaining balance of these loans, including accrued interest, as of March 31, 2008 and 2007 was approximately $1.4 million and $1.9 million, respectively. There were no other loans outstanding from the Company's executive officers as of March 31, 2008.

As discussed in Note 4, "Bank Borrowings and Long-Term Debt," On July 14, 2006, the Company entered into a First Amendment to the Note Purchase Agreement with certain affiliates of Silver Lake. Mr. James A. Davidson is a member of the Company's Board of Directors and co-founder and managing director of Silver Lake. The terms of the transaction were based on arms-length negotiations between the Company and Silver Lake, and were approved by the Company's Board of Directors as well as by the Audit Committee of the Company's Board of Directors, with Mr. Davidson abstaining in each case.

12. BUSINESS AND ASSET ACQUISITIONS AND DIVESTITURES

Business and Asset Acquisitions

The business and asset acquisitions described below were accounted for using the purchase method of accounting pursuant to SFAS 141, and accordingly, the fair value of the net assets acquired and the results of the acquired businesses were included in the Company's consolidated financial statements from the acquisition dates forward. The Company has not finalized the allocation of the consideration for acquisitions completed during the 2008 fiscal year and expects to complete these allocations within one year of the respective acquisition dates.

Solectron Corporation

On October 1, 2007, the Company completed its acquisition of 100% of the outstanding common stock of Solectron, a provider of value-added electronics manufacturing and supply chain services to OEMs. The acquisition of Solectron broadened the Company's service offering, strengthened its capabilities in the high-end computing, communications and networking infrastructure market segments, increased the scale of its existing operations and diversified the Company's customer and product mix.

The results of Solectron's operations were included in the Company's consolidated financial results beginning on October 1, 2007, the acquisition date.

The Company issued approximately 221.8 million of its ordinary shares and paid approximately $1.1 billion in cash in connection with the acquisition. The Company also assumed the Solectron Corporation 2002 Stock Plan, including all options to purchase Solectron common stock with an exercise price equal to or less than $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Company's ordinary shares after applying the 0.3450 exchange ratio. As a result, the Company assumed approximately 7.4 million fully vested and unvested options to acquire the Company's ordinary shares with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share.

Pursuant to the purchase method of accounting, the fair value of each Flextronics ordinary share issued was $11.36, which was based on an average of the Company's closing share prices for the five trading days beginning two trading days before and ending two trading days after September 27, 2007, the date on which the number of the Company's ordinary shares to be issued was known. The fair value of options assumed was estimated using the Black-Scholes option-pricing formula.

The estimated total purchase price for the acquisition is as follows (in thousands):

Fair value of Flextronics ordinary shares issued	$ 2,519,670
Cash	1,060,943
Estimated fair value of vested options assumed	11,282
Direct transaction costs(1)	38,504
Total aggregate purchase price	$ 3,630,399

(1) Direct transaction costs consist of estimated legal, accounting, financial advisory and other costs relating to the acquisition.

Preliminary Purchase Price Allocation

The allocation of the purchase price to Solectron's tangible and identifiable intangible assets acquired and liabilities assumed was based on their estimated fair values as of the date of acquisition. The valuation of these tangible and identifiable intangible assets and liabilities is preliminary, subject to completion of a formal valuation process and further management review, and will be adjusted as additional information becomes available during the allocation period. Such adjustments may have a material effect on the Company's results of operations and financial position. The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill.

The following represents the Company's preliminary allocation of the total purchase price to the acquired assets and liabilities assumed of Solectron (in thousands):

Current assets:	
Cash and cash equivalents	$ 637,481
Accounts receivable	1,494,979
Inventories	1,733,060
Other current assets	256,436
Total current assets	4,121,956
Property and equipment	580,175
Goodwill	2,167,135
Other intangible assets	191,600
Other assets	154,708
Total assets	7,215,574
Current liabilities:	
Accounts payable	1,516,920
Other current liabilities	1,317,175
Total current liabilities	2,834,095
Long-term debt and capital lease obligations, net of current portion	630,837
Other liabilities	120,243
Total aggregate purchase price	$ 3,630,399

Tangible and Intangible Assets Acquired and Liabilities Assumed

The Company has estimated the fair value of tangible and intangible assets acquired and liabilities assumed. These estimates are subject to change particularly those relating to inventory, fixed assets, identifiable intangible assets subject to amortization, and liabilities assumed in connection with restructuring activities accounted for in accordance with Emerging Issues Task Force Issue No. 95-3 "*Recognition of Liabilities in Connection with a Purchase Business Combination*" ("EITF 95-3") and any associated deferred taxes. These estimates are subject to further review by management, which may result in material adjustments and may have a material impact on the Company's results of operations and financial position.

Identifiable intangible assets

The Company has estimated the fair value of the acquired identifiable intangible assets, which are subject to amortization, using the income approach. No residual value is estimated for any of the intangible assets. These estimates are preliminary and are subject to completion of a formal valuation process, review by management and other adjustments, which may be material. Customer related intangibles are primarily comprised of contractual agreements, customer relationships and acquired backlog. Technology, licenses and other are primarily comprised of non-compete agreements. The following table sets forth the preliminary estimate for the components of these intangible assets and their estimated useful lives (in thousands):

	Preliminary Fair Value	Weighted Average Useful Life (in Years)
Customer-related	$ 182,000	4.8
Technology, licenses and other	9,600	4.0
Total acquired indentifiable intangible assets	$ 191,600	4.7

Long-Term Debt

Solectron's outstanding debt and the related obligations were primarily comprised of $150.0 million of the 8.00% Notes and $450.0 million of the Convertible Notes. As discussed in Note 4, "Bank Borrowings and Long-Term Debt," substantially all of the Solectron Notes were either repurchased or redeemed pursuant to the terms of the respective indenture. The fair value of the Solectron long-term debt was based on its repurchase or redemption price. Refer to Note 4 for further discussion regarding the Company's refinancing of the Solectron Notes.

Pro Forma Financial Information

The following table reflects the pro forma consolidated results of operations for the periods presented, as though the acquisition of Solectron had occurred as of the beginning of the period being reported on, after giving effect to certain adjustments primarily related to the amortization of acquired intangibles, stock-based compensation expense, and incremental interest expense, including related income tax effects. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The pro forma financial information presented is for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized if the acquisition had been completed on the dates indicated, nor is it indicative of future operating results.

The pro forma consolidated results of operations do not include the effects of:

- synergies, which are expected to result from anticipated operating efficiencies and cost savings, including expected gross margin improvement in future quarters due to scale and leveraging of Flextronics's and Solectron's manufacturing platforms;
- potential losses in gross profit due to revenue attrition resulting from combining the two companies; and
- any costs of restructuring, integration, and retention bonuses associated with the closing of the acquisition.

Further, as discussed above the valuation of tangible and identifiable intangible assets and liabilities is preliminary, subject to completion of a formal valuation process and further management review, and will be adjusted as additional information is evaluated during the allocation period. Such adjustments may have a material effect on the Company's results of operations and financial position, including the pro forma financial data as presented below.

	Fiscal Year Ended March 31,	
	2008	2007
	(In thousands, except per share amounts)	
Net sales	$ 33,605,140	$ 30,093,968
Income (loss) from continuing operations	$ (676,737)	$ 286,669
Net income (loss)	$ (676,737)	$ 472,077
Basic earnings (loss) per share from continuing operations	$ (0.81)	$ 0.35
Diluted earnings (loss) per share from continuing operations	$ (0.81)	$ 0.35
Basic earnings (loss) per share	$ (0.81)	$ 0.58
Diluted earnings (loss) per share	$ (0.81)	$ 0.58

International DisplayWorks, Inc.

On November 30, 2006, the Company completed its acquisition of 100% of the outstanding common stock of IDW, a manufacturer and designer of high quality liquid crystal displays, modules and assemblies for a variety of customer needs including OEM applications, in a stock-for-stock merger. The acquisition of IDW broadens the Company's components business platform, expands and diversifies the Company's components offerings, and increases its customer portfolio. IDW shareholders received 0.5653 of a Flextronics ordinary share for each share of IDW common stock, and as a result, the Company issued approximately 26.2 million shares in connection with the acquisition.

The aggregate purchase price was approximately $299.6 million based on the quoted market prices of the Company's ordinary shares two days before and after the first date the exchange ratio became known, or November 22, 2006. The allocation of the purchase price to specific assets and liabilities was based upon management's estimate of cash flow and recoverability. The allocation of purchase price was approximately $106.0 million to current assets, primarily comprised of cash and cash equivalents, marketable securities, accounts receivable and inventory, approximately $33.9 million to fixed assets, approximately $30.9 million to identifiable intangible assets, primarily related to customer relationships and contractual agreements with weighted-average useful lives of eight years, approximately $193.7 million to goodwill, and approximately $64.9 million to assumed liabilities, primarily accounts payable and other current liabilities.

Nortel

On June 29, 2004, the Company entered into an asset purchase agreement with Nortel providing for the Company's purchase of certain of Nortel's optical, wireless, wireline and enterprise manufacturing operations and optical design operations. The purchase of these assets has occurred in stages, with the final stage of the asset purchase occurring in May 2006 as the Company completed the acquisition of the manufacturing system house operations in Calgary, Canada.

Flextronics provides the majority of Nortel's systems integration activities, final assembly, testing and repair operations, along with the management of the related supply chain and suppliers. Additionally, Flextronics provides Nortel with design services for end-to-end, carrier grade optical network products. The aggregate purchase price for the assets acquired was approximately $594.4 million, net of closing costs. Approximately $215.0 million was paid during fiscal year 2007. The allocation of the purchase price to specific assets and liabilities was based upon management's estimates of cash flow and recoverability and was approximately $340.2 million to inventory, $40.8 million to fixed assets and other, and $118.5 million to current and non-current liabilities with the remaining amounts being allocated to intangible assets, including goodwill. The asset purchases have resulted in intangible assets of approximately $49.4 million, primarily related to customer relationships and contractual agreements with weighted-average useful lives of eight years, and goodwill of approximately $282.5 million.

Hughes Software Systems Limited (also known as Flextronics Software Systems Limited)

In October 2004, the Company acquired approximately 70% of the total outstanding shares of Hughes Software Systems Limited (also known as Flextronics Software Systems Limited ("FSS")). During fiscal year 2006, the Company acquired an additional 26% incremental ownership, and during fiscal year 2007, acquired an additional 3% for total cash consideration of approximately $18.1 million. The incremental investment during fiscal year 2007 reduced other liabilities by approximately $5.8 million, which was primarily related to minority interests net of increases in deferred taxes and other liabilities. The incremental investment also resulted in purchased identifiable intangible assets of $2.0 million and goodwill of $10.3 million, based on management's estimates. In September 2006, the Company sold FSS in conjunction with the divestiture of its Software Development and Solutions business, which has been included in discontinued operations for all periods presented.

Other Acquisitions

During fiscal year 2008, the Company completed three acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's design and manufacturing capabilities for the computing and automotive market segments, and expand the Company's capabilities in the medical market segment, including the design, manufacturing and logistics of disposable medical devices, hand held diagnostics, drug delivery devices and imaging, lab and life sciences equipment. The aggregate cash paid for these acquisitions totaled approximately $188.5 million, net of cash acquired. The Company recorded goodwill of $264.7 million from these acquisitions. In addition, the Company paid approximately $17.2 million in cash for contingent purchase price adjustments relating to certain historical acquisitions. The purchase prices for these acquisitions have been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. The Company has not finalized the allocation of the consideration for certain of its recently completed acquisitions pending the completion of valuations. The purchase price for certain acquisitions is subject to adjustments for contingent consideration, based upon the businesses achieving specified levels of earnings through fiscal year 2009. Generally, the contingent consideration has not been recorded as part of the purchase price, pending the outcome of the contingency.

During fiscal year 2007, the Company completed six acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's vertically-integrated service offerings and include precision machining, design and engineering services related to printed circuit boards, digital cameras, test equipment and software development. The aggregate purchase price for these acquisitions totaled approximately $142.1 million. In addition, the Company paid approximately $5.5 million in cash for contingent purchase price adjustments relating to certain historical acquisitions. Identifiable intangible assets, primarily related to customer relationships and contractual agreements with weighted-average useful lives of 4.6 years, and goodwill, resulting from these transactions as well as from purchase price adjustments for certain historical acquisitions, were approximately $41.3 million and $49.3 million, respectively, of which $7.2 million of the goodwill was related to discontinued operations. The purchase price for these acquisitions has been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. The purchase price for certain of these acquisitions is subject to adjustments for contingent consideration, based upon the businesses achieving specified levels of earnings through fiscal year 2009. Generally, the contingent consideration has not been recorded as part of the purchase price, pending the outcome of the contingency.

During fiscal year 2006, the Company completed six acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's vertically-integrated service offerings and primarily include the design and manufacturing of plastics, camera modules and digital still cameras. The aggregate cash purchase price for these acquisitions totaled approximately $157.5 million, net of cash acquired. In addition, the Company paid approximately $67.7 million in cash (including $30.8 million related to discontinued operations) and issued

2.5 million ordinary shares (including 672,375 ordinary shares related to discontinued operations) for contingent purchase price adjustments relating to certain historical acquisitions. Identifiable intangible assets, primarily related to customer relationships and contractual agreements with weighted-average useful lives of 4.8 years, and goodwill, resulting from these transactions as well as from purchase price adjustments for certain historical acquisitions, were $81.6 million and $100.7 million, respectively, of which $6.8 million and $10.3 million of the intangible assets and goodwill, respectively, was related to discontinued operations. The purchase price for these acquisitions has been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed.

Pro forma results for the Company's acquisitions of IDW and Nortel's operations in Calgary, Canada, and its other acquisitions have not been presented as such results would not be materially different from the Company's actual results on either an individual or an aggregate basis.

Divestitures

During the 2008 fiscal year, the Company recognized a gain of approximately $9.7 million in connection with the divesture of certain international entities. The results for these entities were not significant for any period presented.

In September 2006, the Company completed the sale of its Software Development and Solutions business to Software Development Group (now known as "Aricent"), an affiliate of Kohlberg Kravis Roberts & Co. The divestiture resulted in a gain of approximately $171.2 million, net of $10.0 million of estimated tax on the sale, which is included in income from discontinued operations in the consolidated statements of operations during fiscal year 2007. The Company received aggregate cash payments of approximately $688.5 million, an eight-year $250.0 million face value promissory note with an initial 10.5% paid-in-kind interest coupon fair valued at approximately $204.9 million (resulting in an effective yield of 14.8%), and retained a 15% ownership interest in Aricent, fair valued at approximately $57.1 million. As the Company does not have the ability to significantly influence the operating decisions of Aricent, the cost method of accounting for the investment is used. The aggregate net assets sold in the divestiture were approximately $704.4 million. Refer to Note 14, "Discontinued Operations" for additional information.

During the September 2005 quarter, the Company merged its Flextronics Network Services division with Telavie AS, a company wholly-owned by Altor, a private equity firm focusing on investments in the Nordic region. The Company received an upfront cash payment and also retained a 35% ownership interest in the merged company, Relacom Holding AB. During fiscal year 2008 the Company sold its investment in Relacom. The carrying value of the investment was approximately $114.6 million as of March 31, 2007. Refer to Note 2, "Summary of Accounting Policies — Other Assets," for additional information.

During the September 2005 quarter, the Company also sold its Semiconductor division to AMIS Holdings, Inc., the parent company of AMI Semiconductor, Inc. As a result of the divestitures of its Network Services and Semiconductor divisions, the Company received aggregate cash payments of approximately $518.5 million and notes receivable valued at $38.3 million. The aggregate net assets sold in the divestitures were approximately $573.0 million. The Company recognized an aggregate pre-tax gain of $67.6 million during fiscal year 2006, of which $43.8 million was attributable to discontinued operations. The gain attributable to continuing operations was net of approximately $3.0 million in expense for accelerated deferred compensation. The divestitures of the Semiconductor and Network Services divisions resulted in non-cash tax expense of $98.9 million (of which $30.3 million was attributable to discontinued operations). Revenue related to the divested businesses was approximately $317.0 million for fiscal year 2006, of which $41.6 million was attributable to discontinued operations.

13. SEGMENT REPORTING

According to SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information"* ("SFAS 131"), operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. As of March 31, 2008, the Company operates and internally manages a single operating segment, Electronics Manufacturing Services ("EMS"). On September 1, 2006, the Company completed the sale of its Software Development and Solutions business (see Note 12, "Business and Asset Acquisitions and Divestitures" for further discussion), a previously identified operating segment, whereby the results of operations and financial condition are presented as discontinued operations in the consolidated statements of operations.

Geographic information for continuing operations is as follows:

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Net sales:			
Asia	$ 15,517,113	$ 11,576,646	$ 8,580,642
Americas	7,688,701	4,101,511	3,296,469
Europe	4,352,321	3,175,531	3,410,865
	$ 27,558,135	$ 18,853,688	$ 15,287,976

	As of March 31,	
	2008	2007
	(In thousands)	
Long-lived assets:		
Asia	$ 1,388,840	$ 1,268,945
Americas	652,444	406,653
Europe	424,372	323,108
	$ 2,465,656	$ 1,998,706

Revenues are attributable to the country in which the product is manufactured or service is provided.

For purposes of the preceding tables, "Asia" includes China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, Mauritius, Singapore, and Taiwan; "Americas" includes Brazil, Canada, Cayman Islands, Mexico, and the United States; "Europe" includes Austria, Belgium, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, the Netherlands, Norway, Poland, Romania, Scotland, South Africa, Sweden, Turkey, Ukraine, and the United Kingdom.

During fiscal years 2008, 2007 and 2006, net sales from continuing operations generated from Singapore, the principal country of domicile, were approximately $580.3 million, $314.2 million and $258.8 million, respectively.

As of March 31, 2008 and 2007, long-lived assets held in Singapore were approximately $47.0 million and $11.0 million, respectively.

During fiscal year 2008, China, Malaysia and the United States accounted for approximately 35%, 17% and 11% of consolidated net sales from continuing operations, respectively. No other country accounted for more than 10% of net sales in fiscal year 2008. As of March 31, 2008, China and Mexico accounted for approximately 39%

and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2008.

During fiscal year 2007, China and Malaysia accounted for approximately 36% and 22% of consolidated net sales from continuing operations, respectively. No other country accounted for more than 10% of net sales in fiscal year 2007. As of March 31, 2007, China accounted for approximately 47% of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2007.

During fiscal year 2006, China and Malaysia accounted for approximately 30% and 23% of consolidated net sales from continuing operations, respectively. No other country accounted for more than 10% of net sales in fiscal year 2006.

14. DISCONTINUED OPERATIONS

Consistent with its strategy to evaluate the strategic and financial contributions of each of its operations and to focus on the primary growth objectives in the Company's core EMS vertically-integrated business activities, the Company divested its Software Development and Solutions business in September 2006 and its Semiconductor business in September 2005. In conjunction with the divestiture of the Software Development and Solutions business, the Company retained a 15% equity stake in the divested business. As the Company does not have the ability to significantly influence the operating decisions of the divested business, the cost method of accounting for the investment is used.

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS 144"), the divestitures of the Semiconductor and Software Development and Solutions businesses qualify as discontinued operations, and accordingly, the Company has reported the results of operations and financial position of these businesses in discontinued operations within the statements of operations and the balance sheets for all periods presented.

The results from discontinued operations were as follows (in thousands):

	Fiscal Year Ended March 31,	
	2007	2006
Net sales	$ 114,305	$ 278,018
Cost of sales	72,648	172,747
Gross profit	41,657	105,271
Selling, general and administrative expenses	20,707	61,178
Intangible amortization	5,201	16,640
Interest and other (income) expense, net	(4,112)	5,023
Gain on divestiture of operations	(181,228)	(43,750)
Income before income taxes	201,089	66,180
Provision for income taxes	13,351	35,536
Net income of discontinued operations	$ 187,738	$ 30,644

There were no assets or liabilities attributable to discontinued operations as of March 31, 2007 as the divestiture of the Company's Software Development and Solutions business was completed in September 2006.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains unaudited quarterly financial data for fiscal years 2008 and 2007. Earnings per share are computed independently for each quarter presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	Fiscal Year Ended March 31, 2008				Fiscal Year Ended March 31, 2007			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(In thousands, except per share amounts)							
Net sales	$5,157,026	$5,557,099	$9,068,658	$7,775,352	$4,059,143	$4,702,333	$5,415,460	$4,676,752
Gross profit	280,819	313,781	317,920	263,883	235,996	178,371	289,149	225,482
Income (loss) from continuing operations before income taxes	110,376	131,350	(96,775)	(79,284)	80,433	(10,111)	128,680	125,951
Provision for (benefit from) income taxes	3,429	10,412	677,636	13,560	4,746	(16,059)	10,089	5,277
Income (loss) from continuing operations	106,947	120,938	(774,411)	(92,844)	75,687	5,948	118,591	120,674
Income from discontinued operations, net of tax	—	—	—	—	8,816	178,922	—	—
Net income (loss)	106,947	120,938	(774,411)	(92,844)	84,503	184,870	118,591	120,674
Earnings (loss) per share:								
Income (loss) from continuing operations:								
Basic	$ 0.18	$ 0.20	$ (0.94)	$ (0.11)	$ 0.13	$ 0.01	$ 0.20	$ 0.20
Diluted	$ 0.17	$ 0.20	$ (0.94)	$ (0.11)	$ 0.13	$ 0.01	$ 0.20	$ 0.20
Income from discontinued operations:								
Basic	$ —	$ —	$ —	$ —	$ 0.02	$ 0.31	$ —	$ —
Diluted	$ —	$ —	$ —	$ —	$ 0.02	$ 0.30	$ —	$ —
Net income:								
Basic	$ 0.18	$ 0.20	$ (0.94)	$ (0.11)	$ 0.15	$ 0.32	$ 0.20	$ 0.20
Diluted	$ 0.17	$ 0.20	$ (0.94)	$ (0.11)	$ 0.14	$ 0.31	$ 0.20	$ 0.20

On October 1, 2007, the Company issued approximately 221.8 million of its ordinary shares and paid approximately $1.1 billion in cash in connection with the acquisition of Solectron. Refer to Note 12, "Business and Asset Acquisitions and Divestitures" for further discussion.

The Company recognized non-cash tax expense of $661.3 million during fiscal year 2008, as it determined the recoverability of certain deferred tax assets is no longer more likely than not. Refer to Note 8, "Income Taxes" for further discussion.

The Company completed the sale of its Software Development and Solutions business during the second quarter of fiscal year 2007, which was accounted for as discontinued operations in the consolidated financial statements. Refer to Note 12, "Business and Asset Acquisitions and Divestitures" and Note 14, "Discontinued Operations" for further discussion of this divestiture.

The Company incurred restructuring charges during the first, third and fourth quarters of fiscal year 2008 and during the second and fourth quarters of fiscal year 2007. Refer to Note 9, "Restructuring Charges" for further discussion.

The Company recognized foreign exchange gains from the liquidation of certain international entities in the fourth quarter of fiscal year 2007. Refer to Note 10, "Other Income, Net" for further discussion.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2008. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2008, such disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. As of March 31, 2008, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, an evaluation was conducted of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management concluded that the Company's internal control over financial reporting was adequately designed and operating effectively as of March 31, 2008.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's annual assessment of the effectiveness of our internal control over financial reporting as of March 31, 2008 excluded the internal control over financial reporting at Solectron Corporation and all other businesses that were acquired after July 1, 2007, which constitute, in aggregate, 24% and 25% of net and total assets, respectively, and 21% of net sales and direct cost of sales of the consolidated financial statements as of and for the fiscal year ended March 31, 2008.

(c) Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of March 31, 2008 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears in this Item under the heading "Report of Independent Registered Public Accounting Firm."

(d) Changes in Internal Control Over Financial Reporting

On October 1, 2007, we completed the acquisition of Solectron Corporation, at which time Solectron became a subsidiary of the Company. See Note 12 "Business and Asset Acquisitions and Divestitures" for additional information about the acquisition. We are continuing to integrate Solectron's internal controls over financial reporting into our financial reporting systems. Other than the Solectron acquisition, there were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Flextronics International Ltd.
Singapore

We have audited the internal control over financial reporting of Flextronics International Ltd. and subsidiaries (the "Company") as of March 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Solectron Corporation and all other businesses that were acquired after July 1, 2007, and whose financial statements constitute, in the aggregate, 24% and 25% of net and total assets, respectively, and 21% of net sales and direct cost of sales of the consolidated financial statement amounts as of and for the year ended March 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at Solectron Corporation or any other businesses that were acquired after July 1, 2007. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2008 of the Company and our report dated May 23, 2008 expressed an unqualified opinion on those consolidated financial statements and included an explanatory paragraph regarding the Company's adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.*

/s/ Deloitte & Touche LLP

San Jose, California
May 23, 2008

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2008 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2008 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2008 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2008 Annual General Meeting of Shareholders. Such information is incorporated by reference.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information with respect to this item may be found in our definitive proxy statement to be delivered to shareholders in connection with our 2008 Annual General Meeting of Shareholders. Such information is incorporated by reference.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a) Documents filed as part of this annual report on Form 10-K:

1. *Financial Statements.* See Item 8, "Financial Statements and Supplementary Data."

2. *Financial Statement Schedules.* "Schedule II — Valuation and Qualifying Accounts" is included in the financial statements, see Concentration of Credit Risk in Note 2, "Summary of Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8, "Financial Statements and Supplementary Data."

3. *Exhibits.* The following exhibits are filed with this annual report on Form 10-K:

		Incorporated by Reference				
Exhibit No.	Exhibit	Form	File No.	Filing Date	Exhibit No.	Filed Herewith
2.01	Share Purchase Agreement, dated as of April 13, 2006, by and among the Registrant, Software Development Group and Saras Software Systems Ltd.	8-K	000-23354	04-19-06	2.01	
2.02	Amendment, dated August 28, 2006, to the Share Purchase Agreement dated April 13, 2006, by and among Flextronics International Ltd., Software Development Group and Saras Software Systems Ltd.	10-Q	000-23354	11-08-06	10.04	
2.03	Agreement and Plan of Merger, dated June 4, 2007, between Flextronics International Ltd., Saturn Merger Corp. and Solectron Corporation	8-K	000-23354	06-04-07	2.01	
3.01	Memorandum of Association, as amended	10-K	000-23354	05-29-07	3.01	
3.02	Amended and Restated Articles of Association of Flextronics International Ltd.	8-K	000-23354	10-11-06	3.01	
4.01	U.S. Dollar Indenture dated June 29, 2000 between the Registrant and U.S. Bank National Association, as successor trustee.	10-Q	000-23354	08-14-00	4.1	
4.02	Indenture dated as of May 8, 2003 between Registrant and U.S. Bank National Association, as successor trustee.	10-K	000-23354	06-06-03	4.04	
4.03	Amendment to Indenture (relating to the Registrant's 6.5% Senior Subordinated Notes due 2013), dated as of July 14, 2005.	10-Q	000-23354	08-10-05	4.03	
4.04	Indenture dated as of August 5, 2003 between Registrant and U.S. Bank National Association, as successor trustee.	10-Q	000-23354	08-11-03	4.01	
4.05	Amendment to Indenture (relating to the Registrant's 6.25% Senior Subordinated Notes due 2014), dated as of July 14, 2005.	10-Q	000-23354	08-10-05	4.04	
4.06	Note Purchase Agreement dated as of March 2, 2003 between Registrant, acting through its branch office in Hong Kong, and Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P., Silver Lake Technology Investors Cayman, L.P. and Integral Capital Partners VI, L.P.	10-K	000-23354	06-06-03	4.05	

Exhibit No.	Exhibit	Incorporated by Reference Form	File No.	Filing Date	Exhibit No.	Filed Herewith
4.07	Credit Agreement, dated as of May 9, 2007, by and among Flextronics International Ltd. and certain of its subsidiaries as borrowers, Bank of America, N.A., as Administrative Agent and Swing Line Lender, Bank of America, N.A. and The Bank of Nova Scotia, as L/C Issuers, The Bank of Nova Scotia, as Syndication Agent, Bank of China (Hong Kong) Limited, BNP Paribas, Fortis Capital Corp., Keybank National Association, Mizuho Corporate Bank, Ltd. and Sumitomo Mitsui Banking Corp., New York, as Co-Documentation Agents, Banc of America Securities LLC and The Bank of Nova Scotia, as Joint Lead Arrangers and Joint Book Managers, and the other Lenders party thereto.	8-K	000-23354	05-15-07	10.01	
4.08	Indenture, dated as of November 17, 2004, between Flextronics International Ltd. and U.S. Bank National Association, as successor trustee.	8-K	000-23354	11-19-04	4.1	
4.09	Registration Rights Agreement, dated as of November 17, 2004, among Flextronics International Ltd. and Credit Suisse First Boston LLC, Deutsche Bank Securities Inc., Banc of America Securities LLC, Citigroup Global Markets Inc., Lehman Brothers Inc., BNP Paribas Securities Corp., McDonald Investments Inc., RBC Capital Markets Corporation, Scotia Capital (USA) Inc., ABN AMBRO Incorporated, HSBC Securities (USA) Inc. and UBS Securities LLC, as Initial Purchasers.	8-K	000-23354	11-19-04	4.2	
4.10	First Amendment to Note Purchase Agreement, dated as of July 14, 2006, by and among Flextronics International Ltd., Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P.	8-K	000-23354	07-18-06	4.1	
4.11	Term Loan Agreement, dated as of October 1, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Sole Lead Arranger, Bookrunner and Syndication Agent and the Lenders from time to time party thereto.	8-K	000-23354	10-05-07	10.1	
4.12	Amendment No. 1 to Term Loan Agreement, dated as of October 22, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-07-08	10.01	
4.13	Amendment No. 2 to Term Loan Agreement, dated as of October 22, 2007, among Flextronics International Ltd., as a Borrower, Flextronics International USA, Inc., as U.S. Borrower, Citicorp North America, Inc., as Administrative Agent, and the Lenders party thereto	10-Q	000-23354	02-07-08	10.02	

Exhibit No.	Exhibit	Incorporated by Reference Form	File No.	Filing Date	Exhibit No.	Filed Herewith
10.01	Form of Indemnification Agreement between the Registrant and its Directors and certain officers.†	S-1	33-74622	01-31-94	10.01	
10.02	Registrant's 1993 Share Option Plan.†	S-8	333-55850	02-16-01	4.2	
10.03	Registrant's 1997 Interim Stock Plan.†	S-8	333-42255	12-15-97	99.2	
10.04	Registrant's 1998 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.5	
10.05	Registrant's 1999 Interim Stock Plan.†	S-8	333-71049	01-22-99	4.6	
10.06	Flextronics International Ltd. 2001 Equity Incentive Plan, as amended.†	8-K	000-23354	10-03-07	10.01	
10.07	Registrant's 2002 Interim Incentive Plan.†	S-8	333-103189	02-13-03	4.02	
10.08	Flextronics International USA, Inc. 401(k) Plan.†	S-1	33-74622	01-31-94	10.52	
10.09	Registrant's 2004 Award Plan for New Employees, as amended.†	10-K	000-23354	05-29-07	10.09	
10.10	Form of Secured Full Recourse Promissory Note executed by certain executive officers of the Registrant in favor of Flextronics International, NV, in connection with Glouple Ventures 2000 — I.†	10-K	000-23354	06-29-01	10.08	
10.11	Form of Secured Full Recourse Promissory Note executed by certain executive officers of the Registrant in favor of Flextronics International, NV, in connection with Glouple Ventures 2000 — II.†	10-K	000-23354	06-29-01	10.09	
10.12	Asset Purchase Agreement, dated as of June 29, 2004, by and among the Registrant and Nortel Networks Limited.	10-Q	000-23354	08-06-04	10.01	
10.13	Award agreement for Michael McNamara†	8-K	000-23354	07-13-05	10.03	
10.14	Award agreement for Thomas J. Smach†	8-K	000-23354	07-13-05	10.04	
10.15	Agreement, dated as of November 30, 2005, between Michael Marks and Flextronics International USA, Inc.†	8-K	000-23354	12-01-05	10.01	
10.16	Flextronics International USA, Inc. Second Amended and Restated 2005 Senior Management Deferred Compensation Plan†	10-K	000-23354	05-23-08	10.16	
10.17	Flextronics International USA, Inc. Amended & Restated Special Deferred Compensation Plan†	8-K	000-23354	12-23-05	10.02	
10.18	Award Agreement for Werner Widmann Deferred Compensation Plan, dated as of July 22, 2005†	8-K	000-23354	07-07-06	10.01	
10.19	Addendum to Award Agreement for Werner Widmann Deferred Compensation Plan, dated as of June 30, 2006†	8-K	000-23354	07-07-06	10.02	
10.20	Award Agreement for Nicholas Brathwaite Deferred Compensation Plan, dated as of July 8, 2005†	10-Q	000-23354	08-08-06	10.04	
10.21	Compensation Arrangement between Flextronics International Ltd. and Nicholas Brathwaite†	10-Q	000-23354	08-08-06	10.05	
10.22	Compensation Arrangement between Flextronics International Ltd. and Michael McNamara, Thomas J. Smach, Nicholas Brathwaite, Peter Tan and Werner Widmann†	8-K	000-23354	08-24-06	10.01	
10.23	Summary of Directors' Compensation†	10-Q	000-23354	11-07-07	10.04	

Exhibit No.	Exhibit	Incorporated by Reference Form	File No.	Filing Date	Exhibit No.	Filed Herewith
10.24	Amendment to Award Agreement for Werner Widmann Deferred Compensation Plan, dated November 27, 2006†	10-Q	000-23354	02-07-07	10.01	
10.25	Compensation Arrangements of Executive Officers of Flextronics International Ltd.†	10-K	000-23354	05-29-07	10.31	
10.26	Solectron Corporation 2002 Stock Plan†	S-8	333-146549	10-05-07	4.03	
10.27	Award Agreement for Christopher Collier under Senior Management Deferred Compensation Plan, dated June 30, 2005†	10-Q	000-23354	08-08-07	10.02	
10.28	Award Agreement for Carrie Schiff under Senior Management Deferred Compensation Plan, dated June 30, 2005†	10-Q	000-23354	08-08-07	10.03	
10.29	Amendment to Indemnification Agreement between Flextronics International Ltd. and Thomas J. Smach†	10-Q	000-23354	08-08-07	10.04	
10.30	Description of Non-Executive Chairman's Compensation†	10-K	000-23354	05-23-08	10.30	
10.31	Agreement, dated as of March 10, 2008 between Flextronics International Ltd. and Michael Marks†	10-K	000-23354	05-23-08	10.31	
10.32	Amendment to Flextronics International USA, Inc. Second Amended and Restated 2005 Senior Executive Deferred Compensation Plan†	10-K	000-23354	05-23-08	10.32	
10.33	Flextronics International USA, Inc. Second Amended and Restated 2005 Senior Management Deferred Compensation Plan†	10-K	000-23354	05-23-08	10.33	
10.34	Description of Annual Incentive Bonus Plan for Fiscal 2009†	10-K	000-23354	05-23-08	10.34	
10.35	Compensation Arrangements of Executive Officers of Flextronics International Ltd.†	10-K	000-23354	05-23-08	10.35	
21.01	Subsidiaries of Registrant.	10-K	000-23354	05-23-08	21.01	
23.01	Consent of Deloitte & Touche LLP.					X
24.01	Power of Attorney	10-K	000-23354	05-23-08	24.01	
31.01	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act.					X
31.02	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act.					X
32.01	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350.					X
32.02	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350.					X

† Management contract, compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flextronics International Ltd.

By: /s/ MICHAEL M. MCNAMARA
Michael M. McNamara
Chief Executive Officer

Date: June 23, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MICHAEL M. MCNAMARA Michael M. McNamara	Chief Executive Officer and Director (Principal Executive Officer)	June 23, 2008
/s/ THOMAS J. SMACH Thomas J. Smach	Chief Financial Officer (Principal Financial Officer)	June 23, 2008
/s/ CHRISTOPHER COLLIER Christopher Collier	Senior Vice President, Finance (Principal Accounting Officer)	June 23, 2008
* H. Raymond Bingham	Chairman of the Board	June 23, 2008
* James A. Davidson	Director	June 23, 2008
* Rockwell Schnabel	Director	June 23, 2008
* Ajay B. Shah	Director	June 23, 2008
* Richard L. Sharp	Director	June 23, 2008
* Willy Shih, Ph.D.	Director	June 23, 2008
* Lip-Bu Tan	Director	June 23, 2008

* /s/ Michael M. McNamara

Name: Michael M. McNamara
As: Attorney-in-Fact

SINGAPORE STATUTORY FINANCIAL STATEMENTS

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
(Incorporated in the Republic of Singapore)
(Company Registration Number 199002645H)

INDEX

Singapore Statutory Financial Statements

FLEXTRONICS INTERNATIONAL LTD. AND SUBSIDIARIES
Co. Rg. No. 199002645H
REPORT OF THE DIRECTORS
MARCH 31, 2008
(U.S. dollars in thousands unless otherwise designated as Singapore dollars, S$)

The directors present their report together with the audited financial statements of Flextronics International Ltd. (the "Parent") and the consolidated financial statements of Flextronics International Ltd. and subsidiaries (the "Company") for the financial year ended March 31, 2008.

Directors

The directors of Flextronics International Ltd. in office at the date of this report are:

H. Raymond Bingham
James A. Davidson
Michael M. McNamara
Rockwell Schnabel
Ajay B. Shah
Richard L. Sharp
Willy Shih, Ph.D. (Appointed on January 10, 2008)
Lip-Bu Tan

Arrangements to Enable Directors to Acquire Benefits by Means of the Acquisition of Shares and Debentures

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object is to enable the directors of the Parent to acquire benefits by means of the acquisition of shares or debentures in the Parent or any other body corporate except for the options mentioned below.

Directors' Interests in Shares and Debentures

The interest of the directors who held office at the end of the fiscal year ended March 31, 2008 (including those held by their spouses and infant children) in the share capital or debentures of the Parent and related corporations were as follows:

	Interest Held	
Ordinary Shares, no Par Value, in Flextronics International Ltd.	As of March 31, 2007	As of March 31, 2008
H. Raymond Bingham	7,716	7,716
James A. Davidson	50,834	50,834
Michael M. McNamara	808,561	823,671
Rockwell Schnabel	50,000	50,000
Ajay B. Shah	7,716	7,716
Richard L. Sharp	3,055,264	178,281
Willy Shih, Ph.D.	—	—
Lip-Bu Tan	20,614	20,614

Options to acquire ordinary shares, no par value, in Flextronics International Ltd.

Name	As of March 31, 2007	As of March 31, 2008	Exercise Price	Exercisable Period
H. Raymond Bingham	25,000	25,000	$11.8200	10.14.05 to 10.14.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	—	12,500	$11.4000	09.27.07 to 09.27.12
James A. Davidson	25,000	—	$ 9.3500	03.20.03 to 03.20.08
	6,610	6,610	$14.2200	09.30.03 to 09.30.08
	20,000	20,000	$17.5000	01.22.04 to 01.22.09
	20,000	20,000	$10.0800	08.12.04 to 08.12.09
	12,500	12,500	$13.5300	09.23.04 to 09.23.09
	25,000	25,000	$12.6200	05.17.05 to 05.17.10
	12,500	12,500	$12.6600	09.20.05 to 09.20.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	—	12,500	$11.4000	09.27.07 to 09.27.12
Michael M. McNamara	150,000	150,000	$13.9800	09.21.01 to 09.21.11
	2,000,000	2,000,000	$ 7.9000	07.01.02 to 07.01.12
	600,000	600,000	$ 8.8400	09.03.02 to 09.03.12
	200,000	200,000	$11.5300	08.23.04 to 08.23.14
	3,000,000	3,000,000	$12.3700	05.13.05 to 05.13.15
	700,000	700,000	$11.2300	04.17.06 to 04.17.16
Rockwell A. Schnabel	25,000	25,000	$10.1700	02.07.06 to 02.07.11
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	—	12,500	$11.4000	09.27.07 to 09.27.12
Ajay B. Shah	25,000	25,000	$11.8200	10.14.05 to 10.14.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	—	12,500	$11.4000	09.27.07 to 09.27.12
Richard L. Sharp	10,000	—	$ 7.9000	07.01.02 to 07.01.07
	12,500	—	$ 9.5100	08.29.02 to 08.29.07
	12,500	12,500	$14.2200	09.30.03 to 09.30.08
	20,000	20,000	$17.5000	01.22.04 to 01.22.09
	20,000	20,000	$10.0800	08.12.04 to 08.12.09
	12,500	12,500	$13.5300	09.23.04 to 09.23.09
	100,000	100,000	$12.6200	05.17.05 to 05.17.10
	12,500	12,500	$10.4200	01.03.06 to 01.03.11
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	—	12,500	$11.4000	09.27.07 to 09.27.12
Willy Shih, Ph.D.	—	25,000	$11.0000	01.10.08 to 01.10.13
Lip-Bu Tan	25,000	25,000	$ 9.0000	04.03.03 to 04.03.08
	6,165	6,165	$14.2200	09.30.03 to 09.30.08
	20,000	20,000	$17.5000	01.22.04 to 01.22.09
	20,000	20,000	$10.0800	08.12.04 to 08.12.09
	12,500	12,500	$13.5300	09.23.04 to 09.23.09
	25,000	25,000	$12.6200	05.17.05 to 05.17.10
	12,500	12,500	$12.6600	09.20.05 to 09.20.10
	12,500	12,500	$12.9600	10.04.06 to 10.04.11
	—	12,500	$11.4000	09.27.07 to 09.27.12

Other than as disclosed above, no other directors of the Parent had an interest in any shares, debentures or share options of the Parent or related corporations either at the beginning or the end of the year as recorded in the register of directors' shareholdings kept by the Parent under section 164 of the Singapore Companies Act Chapter 50.

Directors' Receipt and Entitlement to Contractual Benefits

Other than as disclosed above, since the end of the previous financial year, no director has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, Chapter 50, by reason of a contract made by the Parent or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except for their employment contracts.

Share Option and Award Plans (Schemes)

2004 Award Plan (the "2004 Plan")

During the financial year ended March 31, 2008, options for a total of 1,048,700 ordinary shares in the Parent were granted under the 2004 Plan with exercise prices ranging from $10.11 to $13.35, and a weighted-average exercise price of $11.46. 152,867 ordinary shares in the Parent were issued during the financial year by virtue of the exercise of options granted under the 2004 Plan. As at March 31, 2008, the number and class of unissued shares under options granted under the 2004 Plan was 6,125,166 ordinary shares, net of cancellation of options for 1,540,642 ordinary shares during financial year 2008.

During the financial year ended March 31, 2008, share bonus awards for a total of 57,750 ordinary shares in the Parent were granted under the 2004 Plan at market values equal to the closing price of the Parent's ordinary shares on the date of grant ranging from $10.55 to $11.27, and a weighted-average grant-date market value of $10.61. 55,000 ordinary shares in the Parent were issued during the financial year by virtue of the vesting of share bonus awards granted under the 2004 Plan. As at March 31, 2008, the number and class of unissued shares under share bonus awards granted under the 2004 Plan was 269,750 ordinary shares, net of cancellation of share bonus awards for 25,000 ordinary shares during financial year 2008.

The expiration dates range from November 2014 to July 2017.

2002 Interim Incentive Plan (the "2002 Plan")

During the financial year ended March 31, 2008, no ordinary shares in the Parent were granted under the 2002 Plan. 594,208 ordinary shares in the Parent were issued during the financial year by virtue of the exercise of options granted under the 2002 Plan. As at March 31, 2008, the number and class of unissued shares under options granted under the 2002 Plan was 7,291,451 ordinary shares, net of cancellation of options for 569,434 ordinary shares during financial year 2008.

During the financial year ended March 31, 2008, share bonus awards for a total of 1,905,950 ordinary shares in the Parent were granted under the 2002 Plan at market values equal to the closing price of the Parent's ordinary shares on the date of grant ranging from $10.55 to $12.47, and a weighted-average grant-date market value of $11.49. 1,034,836 ordinary shares in the Parent were issued during the financial year by virtue of the vesting of share bonus awards granted under the 2002 Plan. As at March 31, 2008, the number and class of unissued shares under share bonus awards granted under the 2002 Plan was 2,990,114 ordinary shares, net of cancellation of share bonus awards for 192,500 ordinary shares during financial year 2008.

The expiration dates range from August 2008 to April 2016.

2001 Equity Incentive Plan (the "2001 Plan")

During the financial year ended March 31, 2008, options for a total of 3,878,775 ordinary shares in the Parent were granted under the 2001 Plan with an exercise price ranging from $10.55 to $12.47 and a weighted-average exercise price of $11.87. During the financial year ended March 31, 2008, share bonus awards for a total of 4,576,497 ordinary shares in the Parent were granted under the 2001 Plan at market values equal to the closing price of the Parent's ordinary shares on the date of grant ranging from $11.27 to $11.40, and a weighted-average grant-date market value of $11.35.

During financial year 2005, the Parent consolidated its 1999 Interim Option Plan (the "1999 Plan"), 1998 Interim Option Plan (the "1998 Plan"), and 1997 Interim Option Plan (the "1997 Plan") into the 2001 Plan. As such, the remaining shares that were available under the 1999 Plan, 1998 Plan and 1997 Plan are available for grant under the 2001 Plan. No additional options will be granted under the 1999 Plan, 1998 Plan and 1997 Plan. Any options outstanding under these plans will remain outstanding until exercised or until they terminate or expire by their terms.

Pursuant to adoption of the 2001 Plan in August 2001, remaining unissued shares under the 1993 Share Option Plan (the "1993 Plan") were made available for issuance under the 2001 Plan, and no additional options will be granted under the 1993 Plan.

The Parent has certain option plans and the underlying options of companies, which the Parent has acquired (the "Assumed Plans"). Options under the Assumed Plans have been converted into the Parent's options and adjusted to affect the appropriate conversion ratio as specified by the applicable acquisition agreement, but are otherwise administered in accordance with the terms of the Assumed Plans. No further option grants will be awarded under the Assumed Plans. The Assumed Plans were consolidated into the 2001 Plan during financial year 2005.

During the financial year ended March 31, 2008, a total of 1,895,547 ordinary shares in the Parent were issued by virtue of the exercise of options granted under the 2001 Plan. As at March 31, 2008, the number and class of unissued shares under options granted under the 2001 Plan was 34,850,313 ordinary shares, net of cancellation of options for 3,729,762 ordinary shares during financial year 2008.

During the financial year ended March 31, 2008, a total of 474,897 ordinary shares in the Parent were issued by virtue of the vesting of share bonus awards granted under the 2001 Plan. As at March 31, 2008, the number and class of unissued shares under share bonus awards granted under the 2001 Plan was 5,606,500 ordinary shares, net of cancellation of share bonus awards for 224,100 ordinary shares during financial year 2007.

The expiration dates range from April 2008 to February 2018.

Solectron Corporation 2002 Stock Plan (the "SLR Plan")

In connection with the acquisition of Solectron Corporation, the Parent assumed the Solectron Corporation 2002 Stock Plan (the "SLR Plan"), including all options to purchase Solectron common stock with exercise prices equal to, or less than, $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Parent's ordinary shares at the applicable exchange ratio of 0.345. As a result, the Parent assumed 7,355,133 vested and unvested options with exercise prices ranging between $5.45 and $14.41. Further, there were approximately 19.4 million shares available for grant under the SLR Plan when it was assumed by the Company.

During the financial year ended March 31, 2008, options for a total of 464,000 ordinary shares in the Parent were granted under the SLR Plan with an exercise price ranging from $10.55 to $11.41 and a weighted-average exercise price of $11.07. 1,648,804 ordinary shares in the Parent were issued during the financial year by virtue of the exercise of options granted under the SLR Plan. As at March 31, 2008, the number and class of unissued shares under options granted under the SLR Plan was 4,274,483 ordinary shares, net of cancellation of options for 1,895,846 ordinary shares during financial year 2008.

The expiration dates range from January 2009 to February 2018.

Holders of options granted under the equity compensation plans have no rights to participate, by virtue of such options, in any share issuances of any other company.

Auditors

The auditors, Deloitte & Touche LLP, have expressed their willingness to accept re-appointment.

On Behalf of the Board of Directors

/s/ **H. RAYMOND BINGHAM**	/s/ **MICHAEL M. MCNAMARA**
Director	Director

Singapore
July 22, 2008

Statement of Directors

In the opinion of the directors, the accompanying supplementary financial statements of Flextronics International Ltd. (the "Parent") and consolidated financial statements of Flextronics International Ltd. and subsidiaries (the "Company"), as set out on pages S-57 to S-71 and pages S-9 through S-56, respectively, are drawn up so as to give a true and fair view of the state of affairs of the Parent and of the Company as at March 31, 2008, and of the results, changes in equity and cash flows of the Company for the financial year then ended and at the date of this statement, there are reasonable grounds to believe that the Parent will be able to pay its debts when they fall due.

On Behalf of the Board of Directors

/s/ **H. RAYMOND BINGHAM**
Director

/s/ **MICHAEL M. MCNAMARA**
Director

Singapore
July 22, 2008

Independent Auditors' Report to the Members of Flextronics International Ltd.

We have audited the accompanying Consolidated Financial Statements of Flextronics International Ltd. and its subsidiaries (the "Company") and the Supplementary Financial Statements of Flextronics International Ltd. (the "Parent") which comprise the balance sheets of the Company and the Parent as at March 31, 2008, the profit and loss statement, statement of changes in equity and cash flow statement of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages S-9 to S-71.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of Singapore Companies Act, Cap. 50 (the "Act") and accounting principles generally accepted in the United States of America. This responsibility includes: devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition; and transactions are properly authorized and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheet and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis of Qualified Opinion

The Parent accounted for investments in subsidiaries using the equity method. Under this method, the Parent's investments in subsidiaries are reported as a separate line in the Parent's balance sheet. Accounting principles generally accepted in the United States of America require that these investments be consolidated rather than reported using the equity method.

Qualified Opinion

Except for the foregoing, in our opinion,

(a) the Consolidated Financial Statements of the Company and the balance sheet of the Parent are properly drawn up in accordance with the provisions of the Act and accounting principles generally accepted in the United States of America (the use of which is approved by the Accounting and Corporate Regulatory Authority of Singapore) so as to give a true and fair view of the state of affairs of the Company and of the Parent as at March 31, 2008 and of the results, changes in equity and cash flows of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

The accompanying Consolidated Financial Statements of the Company as at March 31, 2008, and for the year then ended, have been audited by Deloitte & Touche LLP, San Jose, California USA and have been included in the Annual Report for the financial year ended March 31, 2008 filed with the United States Securities and Exchange Commission. Together with the Supplementary Financial Statements of the Parent, these Consolidated Financial Statements have been reproduced for the purpose of filing with the Accounting and Corporate Regulatory Authority of Singapore.

Public Accountants and
Certified Public Accountants

Singapore
July 22, 2008

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,	
	2008	2007
	(In thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,719,948	$ 714,525
Accounts receivable, net of allowance for doubtful accounts of $16,732 and $17,074 as of March 31, 2008 and 2007, respectively	3,550,942	1,754,705
Inventories	4,118,550	2,562,303
Deferred income taxes	573	11,105
Other current assets	922,924	548,409
Total current assets	10,312,937	5,591,047
Property and equipment, net	2,465,656	1,998,706
Deferred income taxes	32,598	669,898
Goodwill	5,559,351	3,076,400
Other intangible assets, net	317,390	187,920
Other assets	836,983	817,403
Total assets	$19,524,915	$12,341,374
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank borrowings, current portion of long-term debt and capital lease obligations	$ 28,591	$ 8,385
Accounts payable	5,311,337	3,440,845
Accrued payroll	399,718	215,593
Other current liabilities	1,661,369	823,245
Total current liabilities	7,401,015	4,488,068
Long-term debt and capital lease obligations, net of current portion	3,388,337	1,493,805
Other liabilities	571,119	182,842
Commitments and contingencies (Note 7)		
Shareholders' equity		
Ordinary shares, no par value; 835,202,669 and 607,544,548 shares issued and outstanding as of March 31, 2008 and 2007, respectively	8,538,723	5,923,799
Retained earnings (deficit)	(372,170)	267,200
Accumulated other comprehensive loss	(2,109)	(14,340)
Total shareholders' equity	8,164,444	6,176,659
Total liabilities and shareholders' equity	$19,524,915	$12,341,374

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended March 31,		
	2008	2007	2006
	(In thousands, except per share amounts)		
Net sales	$27,558,135	$18,853,688	$15,287,976
Cost of sales	25,972,787	17,777,859	14,354,461
Restructuring charges	408,945	146,831	185,631
Gross profit	1,176,403	928,998	747,884
Selling, general and administrative expenses	807,029	547,538	463,946
Intangible amortization	112,317	37,089	37,160
Restructuring charges	38,743	5,026	30,110
Other charges (income), net	61,078	(77,594)	(17,200)
Interest and other expense, net	101,302	91,986	92,951
Gain on divestiture of operations	(9,733)	—	(23,819)
Income from continuing operations before income taxes	65,667	324,953	164,736
Provision for income taxes	705,037	4,053	54,218
Income (loss) from continuing operations	$ (639,370)	$ 320,900	$ 110,518
Income from discontinued operations, net of tax	—	187,738	30,644
Net income (loss)	$ (639,370)	$ 508,638	$ 141,162
Earnings (loss) per share:			
Income (loss) from continuing operations:			
Basic	$ (0.89)	$ 0.55	$ 0.19
Diluted	$ (0.89)	$ 0.54	$ 0.18
Income from discontinued operations:			
Basic	$ —	$ 0.32	$ 0.05
Diluted	$ —	$ 0.31	$ 0.05
Net income (loss):			
Basic	$ (0.89)	$ 0.86	$ 0.25
Diluted	$ (0.89)	$ 0.85	$ 0.24
Weighted-average shares used in computing per share amounts:			
Basic	720,523	588,593	573,520
Diluted	720,523	596,851	600,604

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Net income (loss)	$(639,370)	$508,638	$ 141,162
Other comprehensive income:			
Foreign currency translation adjustment	24,935	(40,081)	(100,472)
Unrealized gain (loss) on derivative instruments, and other income (loss), net of taxes	(12,704)	(1,824)	4,354
Comprehensive income (loss)	$(627,139)	$466,733	$ 45,044

Singapore Statutory Financial Statements

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Ordinary Shares		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Total Shareholders' Equity
	Shares Outstanding	Amount				
	(In thousands)					
BALANCE AT MARCH 31, 2005	568,330	$ 5,489,764	$ (382,600)	$ 123,683	$ (6,799)	$ 5,224,048
Issuance of ordinary shares for acquisitions	2,526	27,907	—	—	—	27,907
Exercise of stock options	5,562	41,052	—	—	—	41,052
Shares issued for debt conversion	476	5,000	—	—	—	5,000
Ordinary shares issued under Employee Stock Purchase Plan	914	8,934	—	—	—	8,934
Issuance of vested shares under share bonus awards	293	—	—	—	—	—
Shares issued for board of directors compensation	41	499	—	—	—	499
Net income	—	—	141,162	—	—	141,162
Deferred stock compensation, net of cancellations	—	(582)	—	—	582	—
Amortization of deferred stock compensation	—	—	—	—	2,163	2,163
Unrealized loss on investments and derivative instruments, net of taxes	—	—	—	4,354	—	4,354
Foreign currency translation	—	—	—	(100,472)	—	(100,472)
BALANCE AT MARCH 31, 2006	578,142	5,572,574	(241,438)	27,565	(4,054)	5,354,647
Issuance of ordinary shares for acquisitions	26,212	299,608	—	—	—	299,608
Exercise of stock options	2,844	21,153	—	—	—	21,153
Issuance of vested shares under share bonus awards	347	—	—	—	—	—
Net income	—	—	508,638	—	—	508,638
Stock-based compensation, net of tax	—	34,518	—	—	—	34,518
Reversal of deferred stock compensation upon adoption of SFAS 123(R)	—	(4,054)	—	—	4,054	—
Unrealized gain on derivative instruments, and other income (loss), net of taxes	—	—	—	(1,824)	—	(1,824)
Foreign currency translation	—	—	—	(40,081)	—	(40,081)
BALANCE AT MARCH 31, 2007	607,545	5,923,799	267,200	(14,340)	—	6,176,659
Issuance of ordinary shares for acquisitions	221,802	2,519,670	—	—	—	2,519,670
Fair value of vested options assumed for acquisition	—	11,282	—	—	—	11,282
Exercise of stock options	4,291	35,911	—	—	—	35,911
Issuance of vested shares under share bonus awards	1,565	—	—	—	—	—
Net loss	—	—	(639,370)	—	—	(639,370)
Stock-based compensation, net of tax	—	48,061	—	—	—	48,061
Unrealized gain on derivative instruments, and other income (loss), net of taxes	—	—	—	(12,704)	—	(12,704)
Foreign currency translation	—	—	—	24,935	—	24,935
BALANCE AT MARCH 31, 2008	835,203	$ 8,538,723	$ (372,170)	$ (2,109)	$ —	$ 8,164,444

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ (639,370)	$ 508,638	$ 141,162
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and impairment charges	712,840	421,740	390,828
Gain on sale of equipment	(1,048)	(1,256)	(8,473)
Provision for doubtful accounts	1,090	11,037	606
Foreign currency gain on liquidation	—	(79,844)	(20,596)
Non-cash interest income and other	(34,146)	(26,691)	3,765
Stock compensation	47,641	32,325	2,662
Deferred income taxes	633,850	(26,492)	47,953
Gain on divestitures of operations	(9,733)	(181,228)	(67,569)
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(241,959)	(199,498)	172,638
Inventories	205,584	(628,024)	(220,988)
Other assets	(82,506)	34,586	(171,460)
Accounts payable and other current liabilities	450,590	411,083	278,828
Net cash provided by operating activities	1,042,833	276,376	549,356
Cash flows from investing activities:			
Purchases of property and equipment, net of disposition	(327,547)	(569,424)	(251,174)
Acquisition of businesses, net of cash acquired	(629,182)	(356,422)	(649,160)
Proceeds from divestitures of operations, net of cash held in divested operations of $0, $108,624 and $33,064 for fiscal years 2008, 2007 and 2006, respectively	11,138	579,850	518,505
Other investments and notes receivable, net	10,220	(45,499)	(47,090)
Net cash used in investing activities	(935,371)	(391,495)	(428,919)
Cash flows from financing activities:			
Net proceeds from bank borrowings and long-term debt	7,861,739	7,470,432	3,420,583
Repayments of bank borrowings and long-term debt	(6,934,869)	(7,592,366)	(3,503,420)
Repayment of capital lease obligations and other	(639)	(184)	(11,457)
Proceeds from exercise of stock options and Employee Stock Purchase Plan	35,911	21,153	49,986
Net cash provided by (used in) financing activities	962,142	(100,965)	(44,308)
Effect of exchange rates on cash	(64,181)	(12,250)	(2,528)
Net increase (decrease) in cash and cash equivalents	1,005,423	(228,334)	73,601
Cash and cash equivalents, beginning of year	714,525	942,859	869,258
Cash and cash equivalents, end of year	$ 1,719,948	$ 714,525	$ 942,859

The accompanying notes are an integral part of these consolidated financial statements.

FLEXTRONICS INTERNATIONAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. ("Flextronics" or the "Company") was incorporated in the Republic of Singapore in May 1990. The Company is a leading provider of advanced design and electronics manufacturing services ("EMS") to original equipment manufacturers ("OEMs") of a broad range of products in the following markets: infrastructure; mobile communication devices; computing; consumer digital devices; industrial, semiconductor and white goods; automotive, marine and aerospace; and medical devices. The Company's strategy is to provide customers with a full range of vertically-integrated global supply chain services through which the Company designs, builds, ships and services a complete packaged product for its OEM customers. OEM customers leverage the Company's services to meet their product requirements throughout the entire product life cycle.

The Company's service offerings include rigid printed circuit board and flexible circuit fabrication, systems assembly and manufacturing (including enclosures, testing services, materials procurement and inventory management), logistics, after-sales services (including product repair, re-manufacturing and maintenance) and multiple component product offerings. Additionally, the Company provides market-specific design and engineering services ranging from contract design services ("CDM"), where the customer purchases services on a time and materials basis, to original product design and manufacturing services, where the customer purchases a product that was designed, developed and manufactured by the Company (commonly referred to as original design manufacturing, or "ODM"). ODM products are then sold by the Company's OEM customers under the OEM's brand names. The Company's CDM and ODM services include user interface and industrial design, mechanical engineering and tooling design, electronic system design and printed circuit board design. The Company also provides after market services such as logistics, repair and warranty services.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The Company's fiscal fourth quarter and year ends on March 31 of each year. The first and second fiscal quarters end on the Friday closest to the last day of each respective calendar quarter. The third fiscal quarter ends on December 31. Amounts included in the consolidated financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying consolidated financial statements include the accounts of Flextronics and its majority-owned subsidiaries, after elimination of intercompany accounts and transactions. The Company consolidates all majority-owned subsidiaries and investments in entities in which the Company has a controlling interest. For consolidated majority-owned subsidiaries in which the Company owns less than 100%, the Company recognizes a minority interest for the ownership of the minority owners. As of March 31, 2008 and 2007, minority interest was not material. The associated minority owners' interest in the income or losses of these companies has not been material to the Company's results of operations for fiscal years 2008, 2007 and 2006, and has been classified, as applicable, within income from discontinued operations or as interest and other expense, net, in the consolidated statements of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP" or "GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things, allowances for doubtful accounts, inventory write-downs, valuation allowances for deferred tax assets, uncertain tax positions, useful lives of property, equipment and intangible assets, asset impairments, fair values of derivative instruments and the related hedged items, restructuring charges, contingencies, capital leases, fair values of assets and liabilities obtained in business combinations and the fair values of options granted under the Company's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The financial position and results of operations for certain of the Company's subsidiaries are measured using a currency other than the U.S. dollar as their functional currency. Accordingly, all assets and liabilities for these subsidiaries are translated into U.S. dollars at the current exchange rates as of the respective balance sheet date. Revenue and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of these subsidiaries' financial statements are reported as a separate component of shareholders' equity. Foreign exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved, and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency, are included in operating results. Non-functional transaction gains and losses, and remeasurement adjustments were not material to the Company's consolidated results of operations for fiscal years 2008, 2007 and 2006 and have been classified as a component of interest and other expense, net in the consolidated statement of operations.

The Company realized foreign exchange gains of $79.8 million and $20.6 million during fiscal years 2007 and 2006, respectively, from the liquidation of certain international entities. These gains were previously realized within other comprehensive income, and reclassified to other charges (income), net, in the consolidated statement of operations during the period when the international entities were liquidated.

Revenue Recognition

The Company recognizes manufacturing revenue when it ships goods or the goods are received by its customer, title and risk of ownership have passed, the price to the buyer is fixed or determinable and recoverability is reasonably assured. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services. If such requirements or obligations exist, then the Company recognizes the related revenues at the time when such requirements are completed and the obligations are fulfilled. The Company makes provisions for estimated sales returns and other adjustments at the time revenue is recognized based upon contractual terms and an analysis of historical returns. These provisions were not material to the consolidated financial statements for the 2008, 2007 and 2006 fiscal years.

The Company provides services for its customers that range from contract design to original product design to repair services. The Company recognizes service revenue when the services have been performed, and the related costs are expensed as incurred. Net sales for services from continuing operations were less than 10% of the Company's total sales from continuing operations in the 2008, 2007 and 2006 fiscal years, and accordingly, are included in net sales in the consolidated statements of operations.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers' financial condition and makes provisions for doubtful accounts based on the outcome of those credit evaluations. The Company evaluates the collectibility of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. Unanticipated changes in the liquidity or financial position of the Company's customers may require additional provisions for doubtful accounts.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at fair market value and considered to be cash equivalents. Cash and cash equivalents consist of cash deposited in checking and money market accounts.

Cash and cash equivalents consisted of the following:

	As of March 31,	
	2008	2007
	(In thousands)	
Cash and bank balances	$ 1,213,285	$ 557,938
Money market funds	506,663	156,587
	$ 1,719,948	$ 714,525

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily accounts receivable, cash and cash equivalents, investments, and derivative instruments.

The following table summarizes the activity in the Company's allowance for doubtful accounts relating to continuing operations during fiscal years 2008, 2007 and 2006:

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions/ Write-Offs	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts:				
Year ended March 31, 2006	$26,641	$ 105	$ (8,997)	$17,749
Year ended March 31, 2007	$17,749	$12,709	$(13,384)	$17,074
Year ended March 31, 2008	$17,074	$ 1,326	$ (1,668)	$16,732

In fiscal year 2008, one customer accounted for approximately 16% of net sales. In fiscal year 2007, one customer accounted for approximately 20% of net sales. In fiscal year 2006, two customers accounted for approximately 13% and 11% of net sales, respectively. The Company's ten largest customers accounted for approximately 55%, 64% and 63% of its net sales, in fiscal years 2008, 2007, and 2006, respectively. As of March 31, 2008, no single customer accounted for greater than 10% of the Company's total accounts receivable. As of March 31, 2007, one customer accounted for approximately 13% of total accounts receivable.

The Company maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Company's cash equivalents are primarily comprised of cash deposited in checking and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Company with that counterparty. To manage counterparty risk, the Company limits its derivative transactions to those with recognized financial institutions.

Inventories

Inventories are stated at the lower of cost (on a first-in, first-out basis) or market value. The stated cost is comprised of direct materials, labor and overhead. The components of inventories, net of applicable lower of cost or market write-downs, were as follows:

	As of March 31,	
	2008	2007
	(In thousands)	
Raw materials	$2,435,066	$1,338,613
Work-in-progress	764,860	602,629
Finished goods	918,624	621,061
	$4,118,550	$2,562,303

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization is recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are amortized over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment related to continuing operations was comprised of the following:

	Depreciable Life (In Years)	As of March 31,	
		2008	2007
		(In thousands)	
Machinery and equipment	3-10	$ 2,119,590	$ 1,766,485
Buildings	30	1,066,791	703,916
Leasehold improvements	up to 30	219,053	147,590
Furniture, fixtures, computer equipment and software	3-7	396,757	345,297
Land	—	94,534	74,616
Construction-in-progress	—	262,434	389,944
		4,159,159	3,427,848
Accumulated depreciation and amortization		(1,693,503)	(1,429,142)
Property and equipment, net		$ 2,465,656	$ 1,998,706

Total depreciation expense associated with property and equipment related to continuing operations amounted to approximately $338.4 million, $280.7 million and $264.4 million in fiscal years 2008, 2007 and 2006, respectively. Proceeds from the disposition of property and equipment were $140.3 million, $167.7 million and $76.1 million in fiscal years 2008, 2007 and 2006, respectively, and are presented net with purchases of property and equipment within cash flows from investing activities in the consolidated statements of cash flows.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is measured by comparing its carrying amount to the projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. Refer to Note 9, "Restructuring Charges" for a discussion of impairment charges recorded in fiscal years 2008, 2007 and 2006.

Deferred Income Taxes

The Company provides for income taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the carrying amount and the tax basis of existing assets and liabilities by applying the applicable statutory tax rate to such differences.

Accounting for Business and Asset Acquisitions

The Company has actively pursued business and asset acquisitions, which are accounted for using the purchase method of accounting in accordance with SFAS No. 141, *Business Combinations* ("SFAS 141"). The fair value of the net assets acquired and the results of the acquired businesses are included in the Company's Consolidated Financial Statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets and related deferred tax liabilities, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the identified fair value of the assets and liabilities acquired is recognized as goodwill. Additionally, the Company may be required to recognize liabilities for anticipated restructuring costs that will be necessary due to the elimination of excess capacity, redundant assets or unnecessary functions.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated operating results or financial position.

Goodwill and Other Intangibles

Goodwill of the Company's reporting units is tested for impairment each year as of January 31, and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Goodwill is tested for impairment at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. Reporting units represent components of the Company for which discrete financial information is available that is regularly reviewed by management. In fiscal year 2006, the Company identified two separate reporting units: Software Development and Solutions, and Electronic Manufacturing Services. In fiscal year 2007, the Company divested its Software Development and Solutions business, and retained a single reporting unit: Electronic Manufacturing Services. If the carrying amount of any reporting unit exceeds its fair value, an impairment loss is recognized. The fair value of the reporting unit is measured using a discounted cash flow analysis. Further, to the extent the carrying amount of the Company as a whole is greater than its market capitalization, all, or a significant portion of its goodwill may be considered impaired. The Company completed the annual impairment test during its fourth quarter of fiscal year 2008 and determined that no impairment existed as of the date of the impairment test.

The following table summarizes the activity in the Company's goodwill account during fiscal years 2008 and 2007:

	As of March 31,	
	2008	2007
	(In thousands)	
Balance, beginning of the year	$3,076,400	$2,676,727
Additions(1)	2,433,639	353,145
Purchase accounting adjustments and reclassification to other intangibles(2)	(18,696)	(9,000)
Foreign currency translation adjustments	68,008	55,528
Balance, end of the year	$5,559,351	$3,076,400

(1) For fiscal year 2008, additions include approximately $2.2 billion attributable to the Company's October 2007 acquisition of Solectron and $265.9 million attributable to certain acquisitions that were not individually significant to the Company. For fiscal year 2007, additions include approximately $207.1 million attributable to the Company's November 2006 acquisition of International DisplayWorks, Inc., $94.9 million attributable to the May 2006 completion of the acquisition of Nortel's manufacturing system house in Calgary, Canada and $51.1 million attributable to certain acquisitions that were not individually significant to the Company. Refer to the discussion of the Company's acquisitions in Note 12, "Business and Asset Acquisitions and Divestitures."

(2) Includes adjustments and reclassifications resulting from management's review of the valuation of tangible and identifiable intangible assets and liabilities acquired through certain business combinations completed in a period subsequent to the respective acquisition, based on management's estimates. Reclassifications during fiscal year 2008 include approximately $13.7 million attributable to the Company's November 2006 acquisition of IDW. The remaining amount in fiscal year 2008 and the amount for fiscal year 2007 were primarily attributable to other purchase accounting adjustments and divestitures that were not individually significant to the Company. Refer to the discussion of the Company's acquisitions in Note 12, "Business and Asset Acquisitions and Divestitures."

The Company's acquired intangible assets are subject to amortization over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. During the twelve-month period ended March 31, 2008, amortization expense includes approximately $30.0 million for the write-off of a certain license due to technological obsolescence. Intangible assets are comprised of customer-related intangibles, which primarily include contractual agreements and customer relationships; and licenses and other intangibles, which is primarily comprised of licenses and also includes patents and trademarks, and developed technologies. Customer-related intangibles are amortized on a straight-line basis generally over a period of up to eight years, and licenses and other intangibles generally over a period of up to seven years. No residual value is estimated for any intangible assets. During fiscal years 2008 and 2007, the Company added approximately $239.6 million and $109.5 million of intangible assets, respectively. Additions during fiscal year 2008 included $191.6 million attributable to the Company's acquisition of Solectron. Additions during fiscal years 2008 and 2007 were comprised of approximately $213.4 million and $61.4 million related to customer related intangible assets, respectively, and approximately $26.2 million and $48.1 million related to acquired licenses and other intangibles, respectively. The fair value of the Company's intangible assets purchased through business combinations is principally determined based on management's estimates of cash flow and recoverability. The Company is in the process of determining the fair value of its intangible assets acquired from certain acquisitions. Such valuations will be completed within one year of purchase. Accordingly, these amounts represent preliminary estimates, which are subject to change upon finalization of purchase accounting, and any such change may have a material effect on the Company's results of operations. The components of acquired intangible assets are as follows:

	As of March 31, 2008			As of March 31, 2007		
	Gross Carrying Amount	Accumulated Amortization (In thousands)	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization (In thousands)	Net Carrying Amount
Intangible assets:						
Customer-related intangibles	$449,623	$(160,971)	$288,652	$211,196	$(69,000)	$142,196
Licenses and other intangibles	39,797	(11,059)	28,738	74,864	(29,140)	45,724
Total	$489,420	$(172,030)	$317,390	$286,060	$(98,140)	$187,920

Total intangible amortization expense recognized from continuing operations during fiscal years 2008, 2007, and 2006 was $112.3 million, $37.1 million and $37.2 million, respectively. As of March 31, 2008, the weighted-average remaining useful lives of the Company's intangible assets were approximately 2.4 years and 2.0 years for customer-related intangibles, and licenses and other intangibles, respectively. The estimated future annual amortization expense for acquired intangible assets is as follows:

Fiscal Year Ending March 31,	Amount (In thousands)
2009	$105,903
2010	85,782
2011	79,969
2012	19,833
2013	11,037
Thereafter	14,866
Total amortization expense	$317,390

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the consolidated balance sheet at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is measured quarterly based on a regression of the forward rate on the derivative instrument against the forward rate for the furthest time period the hedged item can be recognized and still be within the documented hedge period. The effective portion of changes in the fair value of the derivative instrument is recognized in shareholders' equity as a separate component of accumulated other comprehensive income, and recognized in the consolidated statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period.

Other Assets

The Company has certain investments in, and notes receivable from, non-publicly traded companies, which are included within other assets in the Company's consolidated balance sheets. Non-majority-owned investments are accounted for using the equity method when the Company has an ownership percentage equal to or greater than 20%, or has the ability to significantly influence the operating decisions of the issuer; otherwise the cost method is used. The Company monitors these investments for impairment and makes appropriate reductions in carrying values as required.

As of March 31, 2008 and 2007, the Company's investments in non-majority owned companies totaled $177.2 million and $250.5 million, respectively, of which $15.3 million and $136.1 million, respectively, were accounted for using the equity method. In January 2008, the Company liquidated all of its approximately 35% investment in the common stock of Relacom Holding AB ("Relacom"), which was accounted for under the equity method. The Company decided to sell its interest in Relacom to the majority holder in December 2007 rather than participate in a new equity round of financing by Relacom. The Company received approximately $57.4 million of cash proceeds in connection with the divestiture of this equity investment and recognized an impairment loss of approximately $48.5 million in the quarter ended December 31, 2007 based on the price at which it was sold on January 7, 2008. The equity in the earnings or losses of the Company's equity method investments has not been material to its consolidated results of operations for fiscal years 2008, 2007 and 2006.

Relacom's financial statements are denominated in Swedish krona and are prepared in accordance with accounting principles generally accepted in Sweden. The Company records its equity in losses of Relacom based on Relacom's actual results, after translation into U.S. dollars and adjusted for differences with U.S. GAAP, which are primarily to reverse the amortization of goodwill recognized in accordance with Swedish GAAP and not allowed under U.S. GAAP, and to recognize amortization expense on certain intangible assets that are attributable to the Company's investment over the underlying equity in net assets of Relacom. Summarized financial information of Relacom in accordance with U.S. GAAP and translated into U.S. dollars follows.

Relacom AB

	2008	2007	2006
		(In thousands)	
Condensed Consolidated Statements of Operations Information:			
Net sales	$1,062,372	$1,030,043	$ 500,078
Cost of sales	855,179	814,727	381,739
Gross profit	207,193	215,316	118,339
Selling, general and administrative expenses	181,315	183,703	110,265
Intangible amortization	14,583	20,750	15,500
Interest and other expense, net	36,297	25,009	11,144
Loss before income taxes	(25,002)	(14,146)	(18,570)
Provision for (benefit from) income taxes	1,253	(628)	2,394
Net loss	$ (26,255)	$ (13,518)	$ (20,964)

	2008	2007	2006
		(In thousands)	
Condensed Consolidated Statements of Cash Flows Information:			
Net loss	$ (26,255)	$ (13,518)	$ (20,964)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	25,072	34,445	22,914
Changes in operating assets and liabilities	(20,926)	74,631	62,191
Net cash provided by operating activities	(22,109)	95,558	64,141
Cash flows from investing activities:			
Purchases of property and equipment	(7,217)	(18,838)	(40,902)
Acquisition of businesses, net of cash acquired	(79,747)	(21,436)	(682,352)
Sales (purchases) of investments	22,674	(23,911)	(41,549)
Net cash used in investing activities	(64,290)	(64,185)	(764,803)
Cash flows from financing activities:			
Proceeds from bank borrowings and long-term debt	86,607	87,402	544,968
Repayment of bank borrowings and long-term debt	—	(142,809)	(30,299)
Proceeds from issuance of capital stock	20,814	19,871	196,417
Net cash provided by financing activities	107,421	(35,536)	711,086
Effect of exchange rates on cash	3,116	1,920	942
Net increase (decrease) in cash and cash equivalents	$ 24,138	$ (2,243)	$ 11,366
Condensed Consolidated Balance Sheet Information:			
Cash and cash equivalents		$ 9,123	
Accounts receivable		149,749	
Inventories		13,320	
Services in progress		83,293	
Other current assets		34,751	
Total current assets		290,236	
Property and equipment, net		24,918	
Goodwill		807,040	
Other intangible assets, net		128,395	
Other assets		68,878	
Total assets		$1,319,467	
Bank borrowings and current portion of long-term debt		21,755	
Accounts payable		53,058	
Other current liabilities		280,899	
Total current liabilities		355,712	
Long-term debt, net of current portion		478,129	
Other liabilities		109,307	
Shareholders' equity		376,319	
Total liabilities and shareholders' equity		$1,319,467	

In calculating the U.S. GAAP basis for the operating results of Relacom, the Company reversed approximately \$56.5 million, \$60.1 million and \$29.4 million of amortization expense recognized by Relacom for the amortization of goodwill in fiscal years 2008, 2007 and 2006, respectively, and recorded approximately \$14.6 million, \$20.8 million and \$15.5 million of additional intangible amortization expense during fiscal years, 2008, 2007 and 2006, respectively. Additionally, the Company reversed approximately \$19.0 million of restructuring costs recognized by Relacom during fiscal year 2007 for the elimination of excess capacity, redundant assets and unnecessary functions that were recognized as assumed liabilities in accordance with U.S. GAAP.

Because of the additional time required to prepare and analyze the financial statements of Relacom, the Company recorded its equity in the losses of Relacom on a one-month lag. Accordingly, the summarized financial results of Relacom presented above are derived from Relacom's financial information for the period from March 1,

2007 through the date of disposition on January 7, 2008 for fiscal year 2008, from March 1, 2006 through February 28, 2007 for fiscal year 2007 and from August 19, 2005 (inception) through February 28, 2006 for fiscal year 2006. The balance sheet information is as of February 28, 2007. As the investment was sold during the 2008 fiscal year, no balance sheet has been presented for the period ending March 31, 2008.

As of March 31, 2008 and 2007, notes receivable from these non-majority owned investments totaled $388.1 million and $343.9 million, respectively. The increase in notes receivable during fiscal year 2008 is attributable to the accretion of interest income that is payable upon redemption of the notes.

Other assets also include the Company's investment participation in its trade receivables securitization program as discussed further in Note 6, "Trade Receivables Securitization."

Restructuring Charges

The Company recognizes restructuring charges related to its plans to close or consolidate duplicate manufacturing and administrative facilities. In connection with these activities, the Company records restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.

The recognition of restructuring charges requires the Company to make certain judgments and estimates regarding the nature, timing and amount of costs associated with the planned exit activity. To the extent the Company's actual results differ from its estimates and assumptions, the Company may be required to revise the estimates of future liabilities, requiring the recognition of additional restructuring charges or the reduction of liabilities already recognized. Such changes to previously estimated amounts may be material to the consolidated financial statements. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Stock-Based Compensation

Equity Compensation Plans

As of March 31, 2008, the Company grants equity compensation awards from four plans: the 2001 Equity Incentive Plan (the "2001 Plan"), the 2002 Interim Incentive Plan (the "2002 Plan"), the 2004 Award Plan for New Employees (the "2004 Plan") and the Solectron Corporation 2002 Stock Plan, which was assumed by the Company as a result of its acquisition of Solectron. These plans are collectively referred to as the Company's equity compensation plans below.

The 2001 Plan provides for grants of up to 42.0 million ordinary shares (plus shares available under prior Company plans and assumed plans consolidated into the 2001 Plan), after shareholders approved a 10.0 million share increase on September 27, 2007. The 2001 Plan provides for grants of incentive and nonqualified stock options and share bonus awards to employees, officers and non-employee directors, and also contains an automatic option grant program for non-employee directors. Options issued under the 2001 Plan generally vest over four years and generally expire ten years from the date of grant, except that options granted to non-employee directors expire five years from the date of grant.

The 2002 Plan provides for grants of up to 20.0 million ordinary shares. The 2002 Plan provides for grants of nonqualified stock options and share bonus awards to employees and officers. Options issued under the 2002 Plan generally vest over four years and generally expire ten years from the date of grant.

The 2004 Plan provides for grants of up to 10.0 million ordinary shares. The 2004 Plan provides for grants of nonqualified stock options and share bonus awards to new employees. Options issued under the 2004 Plan generally vest over four years and generally expire ten years from the date of grant.

In connection with the acquisition of Solectron (see Note 12), the Company assumed the Solectron corporation 2002 Stock Plan (the "SLR Plan"), including all options to purchase Solectron common stock with exercise prices equal to, or less than, $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Company's ordinary shares at the applicable exchange ratio of 0.345. As a result, the Company assumed approximately 7.4 million vested and unvested options with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share. Further, there were approximately 19.4 million shares available for grant under the SLR Plan when it was assumed by the Company.

The SLR plan provides for grants of nonqualified stock options and share bonus awards to new employees and to legacy Solectron employees who joined the Company in connection with the acquisition. Options issued under the SLR Plan generally vest over four years and generally expire ten years from the date of grant.

The exercise price of options granted under the Company's equity compensation plans is determined by the Company's Board of Directors or the Compensation Committee and typically equals or exceeds the closing price of the Company's ordinary shares on the date of grant.

The Company grants share bonus awards under its equity compensation plans. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. Share bonus awards generally vest in installments over a three- to five-year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and performance criteria.

Adoption of SFAS 123(R)

Prior to April 1, 2006, the Company's equity compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"), and related Interpretations. The Company applied the disclosure only provisions of SFAS No. 123, *"Accounting for Stock-Based Compensation."* Accordingly, no compensation expense was recorded for stock options granted with exercise prices greater than or equal to the fair value of the underlying ordinary shares at the option grant date. Costs of share bonus awards granted, determined to be the closing price of the Company's ordinary shares at the date of grant, were recognized as compensation expense ratably over the respective vesting period. Unearned compensation associated with these share bonus awards was $4.1 million as of March 31, 2006 and was included as a component of shareholders' equity in the consolidated balance sheet.

Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (Revised 2004), *"Share-Based Payment,"* ("SFAS 123(R)"), requiring the recognition of expense related to the fair value of the Company's stock-based compensation awards. The Company elected to use the modified prospective transition method as permitted by SFAS 123(R), and therefore has not restated financial results for prior periods. Under this transition method, stock-based compensation expense for fiscal years 2008 and 2007 includes compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of March 31, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, as adjusted for estimated forfeitures. Unearned compensation as of March 31, 2006 included as a component of shareholders' equity in the consolidated balance sheet was reversed. Stock-based compensation expense for all stock-based compensation awards granted subsequent to March 31, 2006 was based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company generally recognizes compensation expense for all stock-based payment awards on a straight-line basis over the respective requisite service periods of the awards. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Prior to the adoption of SFAS 123(R), forfeitures were recognized as they occurred, and compensation previously recognized was reversed for forfeitures of unvested stock-based awards. As a result of the Company's adoption of SFAS 123(R), management now makes an estimate of expected forfeitures and is recognizing compensation expense only for those equity awards expected to vest. The cumulative effect from this change in accounting principle was not material for fiscal year 2007.

Stock-Based Compensation Expense

The following table summarizes the Company's stock-based compensation expense:

	Fiscal Year Ended March 31,	
	2008	2007
	(In thousands)	
Cost of sales	$ 6,850	$ 3,884
Selling, general and administrative expenses	40,791	27,884
Discontinued operations	—	2,264
Total stock-based compensation expense	$ 47,641	$ 34,032

As required by SFAS 123(R), management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. When estimating forfeitures, the Company considers voluntary termination behavior as well as an analysis of actual option forfeitures. Total stock-based compensation capitalized as part of inventory during the fiscal years ended March 31, 2008 and 2007 was not material.

As of March 31, 2008, the total compensation cost related to unvested stock options granted to employees under the Company's equity compensation plans, but not yet recognized, was approximately $59.8 million, net of estimated forfeitures of $4.1 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 2.6 years and will be adjusted for subsequent changes in estimated forfeitures. As of March 31, 2008, the total unrecognized compensation cost related to unvested share bonus awards granted to employees under the Company's equity compensation plans was approximately $74.0 million, net of estimated forfeitures of approximately $3.5 million. This cost will be amortized generally on a straight-line basis over a weighted-average period of approximately 3.2 years and will be adjusted for subsequent changes in estimated forfeitures.

Prior to the adoption of SFAS 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in its statement of cash flows, when applicable. In accordance with SFAS 123(R), the cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee exercises of stock options over the stock-based compensation cost recognized for those options) are classified as financing cash flows. During fiscal years 2008, 2007 and 2006, the Company did not recognize any excess tax benefits as a financing cash inflow related to its equity compensation plans.

Determining Fair Value

Valuation and Amortization Method — The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Expected Term — The Company's expected term used in the Black-Scholes valuation method represents the period that the Company's stock options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock options.

Expected Volatility — The Company's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Company's periodic stock price.

Expected Dividend — The Company has never paid dividends on its ordinary shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

Fair Value — The fair value of the Company's stock options granted to employees for fiscal years 2008, 2007 and 2006 was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2008	2007	2006
Expected term	4.6 years	4.7 years	4.0 years
Expected volatility	36.2%	38.0%	38.8%
Expected dividends	0.0%	0.0%	0.0%
Risk-free interest rate	4.2%	4.6%	3.8%
Weighted-average fair value	$ 4.29	$ 4.64	$ 4.17

Stock-Based Awards Activity

The following is a summary of option activity for the Company's equity compensation plans, excluding unvested share bonus awards ("Price" reflects the weighted-average exercise price):

	As of March 31, 2008		As of March 31, 2007		As of March 31, 2006	
	Options	Price	Options	Price	Options	Price
Outstanding, beginning of fiscal year	51,821,915	$11.63	55,042,556	$12.04	57,578,401	$12.67
Granted	5,391,475	11.66	10,039,250	11.09	11,549,454	11.80
Assumed in business combination (Note 12)	7,355,133	10.68	—	—	—	—
Exercised	(4,291,426)	8.39	(2,842,770)	7.44	(5,562,348)	7.38
Forfeited	(7,735,684)	12.31	(10,417,121)	14.42	(8,522,951)	18.83
Outstanding, end of fiscal year	52,541,413	$11.67	51,821,915	$11.63	55,042,556	$12.04
Options exercisable, end of fiscal year	39,931,387	$11.80	35,692,029	$12.12	42,475,818	$12.69

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Company's ordinary shares determined as of the time of option exercise) under the Company's equity compensation plans was $14.5 million, $12.8 million and $27.7 million during fiscal years 2008, 2007 and 2006, respectively.

Cash received from option exercises under all equity compensation plans was $35.9 million, $21.1 million and $41.0 million for fiscal years 2008, 2007 and 2006, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares Exercisable	Weighted Average Exercise Price
$ 0.42 – $ 5.88	2,539,042	1.88	$ 4.89	2,539,042	$ 4.89
$ 5.96 – $ 7.90	7,103,100	4.20	7.84	7,103,100	7.84
$ 8.01 – $10.45	7,094,133	7.11	9.96	4,065,791	9.78
$10.53 – $11.10	7,331,433	7.28	10.95	4,403,330	10.97
$11.23 – $11.53	6,107,366	7.93	11.38	2,954,882	11.44
$11.54 – $12.37	5,649,970	7.31	12.14	4,550,844	12.26
$12.40 – $13.18	6,125,173	7.53	12.81	3,730,590	12.93
$13.25 – $16.57	5,930,489	4.61	15.19	5,923,101	15.20
$16.61 – $29.94	4,660,707	4.67	18.74	4,660,707	18.74
$ 0.42 – $29.94	52,541,413	6.15	$11.67	39,931,387	$11.80
Options vested and expected to vest	51,945,590	6.12	$11.67		

As of March 31, 2008, the aggregate intrinsic value for options outstanding, vested and expected to vest (which includes adjustments for expected forfeitures), and exercisable were $23.5 million each, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's ordinary shares as of March 31, 2008 for the approximately 11.1 million options that were in-the-money at March 31, 2008. As of March 31, 2008, the weighted average remaining contractual life for options exercisable was 5.40 years.

The following table summarizes the Company's share bonus award activity for fiscal year 2008 ("Price" reflects the weighted-average grant-date fair value):

	As of March 31, 2008		As of March 31, 2007		As of March 31, 2006	
	Shares	Price	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	4,332,500	$ 8.11	646,000	$ 8.40	995,000	$ 8.11
Granted	6,540,197	11.42	4,281,512	8.28	76,188	10.87
Vested	(1,564,733)	6.71	(347,012)	8.90	(333,188)	8.12
Forfeited	(441,600)	10.24	(248,000)	10.57	(92,000)	8.32
Unvested share bonus awards outstanding, end of fiscal year	8,866,364	$10.70	4,332,500	$ 8.11	646,000	$ 8.40

Of the 6.5 million unvested share bonus awards granted under the Company's equity compensation plans during fiscal year 2008, 1,162,500 were granted to certain key employees whereby vesting is contingent upon both a service requirement and the Company's achievement of certain longer-term goals over periods ranging between three to five years. Management currently believes that achievement of these longer-term goals is probable. Compensation expense for share bonus awards with both a service and performance condition is being recognized on a graded attribute basis over the respective requisite contractual or derived service period of the awards.

The weighted-average closing price of the Company's ordinary shares on the date of grant of unvested share bonus awards was $10.82 during fiscal year 2007. The Company granted 1,715,000 unvested share bonus awards to certain key employees during fiscal year 2007 in exchange for 3,150,000 fully vested options to purchase the ordinary shares of the Company with a weighted-average exercise price of $17.08 per ordinary share. The aggregate fair value of the options surrendered was approximately $11.8 million, or $3.74 per option, resulting in additional compensation of approximately $7.8 million, or $4.52 per share, for the unvested share bonus awards granted in exchange. The fiscal year 2007 weighted-average grant-date fair value of $8.28 per unvested share as reflected in the table above includes only the incremental compensation attributable to the modified awards. These share bonus awards vest over a period between three to five years. Further, vesting for 775,000 of these share bonus awards, and 212,500 of additional share bonus awards granted during fiscal year 2007, is contingent upon both a service requirement and the Company's achievement of certain longer-term goals, which are currently estimated as probable of being achieved.

The total intrinsic value of shares vested under the Company's equity compensation plans was $17.7 million, $3.8 million and $4.2 million during fiscal years 2008, 2007 and 2006, respectively, based on the closing price of the Company's ordinary shares on the date vested.

Pro-forma Disclosures

The following table illustrates the effect on net income and net income per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based compensation during fiscal year 2006:

	Fiscal Year Ended March 31, 2006
	(In thousands, except per share amounts)
Net income, as reported	$ 141,162
Add: Stock-based compensation expense included in reported net income, net of tax	2,662
Less: Fair value compensation costs, net of tax	(67,195)
Pro forma net income	$ 76,629
Basic earnings per share:	
As reported	$ 0.25
Pro forma	$ 0.13
Diluted earnings per share:	
As reported	$ 0.24
Pro forma	$ 0.13

For purposes of this pro forma disclosure, the value of the options was estimated using a Black-Scholes option-pricing formula and amortized on a straight-line basis over the respective requisite service periods of the awards, with forfeitures recognized as they occurred. Stock-based compensation also included expense attributable to the Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan"), which was terminated during fiscal year 2006. The fair value of shares issued under the Purchase Plan for fiscal year 2006 was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31, 2006
Expected term	0.5 years
Expected volatility	40.0%
Expected dividend	0.0%
Risk-free interest rate	2.1%

On February 7, 2006, the Company's Board of Directors approved accelerating the vesting of previously unvested options to purchase the Company's ordinary shares held by current employees, including executive officers, priced between $12.37 and $12.98. No options held by non-employee directors were subject to the acceleration. The acceleration was effective as of February 7, 2006, provided that holders of incentive stock options ("ISOs") within the meaning of Section 422 of the internal Revenue code of 1986, as amended, had the opportunity to decline the acceleration of ISO options in order to prevent changing the status of the ISO option for federal income tax purposes to a non-qualified stock option.

The acceleration of these options was done primarily to eliminate future compensation expense the Company would otherwise recognize in its consolidated statement of operations with respect to these options upon the adoption of SFAS 123(R). In addition, because these options had exercise prices in excess of the then current market values and were not fully achieving their original objectives of incentive compensation and employee retention, management believed that the acceleration may have a positive effect on employee morale and retention. The future expense that was eliminated from the February 2006 accelerations was approximately $35.3 million (of which approximately $12.8 million was attributable to executive officers). The amount is reflected in the pro forma net income for the fiscal year ended March 31, 2006.

Earnings (Loss) Per Share

SFAS No. 128, *"Earnings Per Share"* ("SFAS 128"), requires entities to present both basic and diluted earnings per share. Basic earnings per share exclude dilution and is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from stock options, share bonus awards and convertible securities. The potential dilution from stock options exercisable into ordinary share equivalents and share bonus awards was computed using the treasury stock method based on the average fair market value of the Company's ordinary shares for the period. The potential dilution from the conversion spread (excess of conversion value over face value) of the Subordinated Notes convertible into ordinary share equivalents was calculated as the quotient of the conversion spread and the average fair market value of the Company's ordinary shares for the period.

The following table reflects the basic weighted-average ordinary shares outstanding and diluted weighted-average ordinary share equivalents used to calculate basic and diluted income per share from continuing operations:

	Fiscal Year Ended March 31,		
	2008	2007	2006
	(In thousands, except per share amounts)		
Basic earnings (loss) from continuing operations per share:			
Income (loss) from continuing operations	$(639,370)	$320,900	$110,518
Shares used in computation:			
Weighted-average ordinary shares outstanding	720,523	588,593	573,520
Basic earnings (loss) from continuing operations per share	$ (0.89)	$ 0.55	$ 0.19
Diluted earnings (loss) from continuing operations per share:			
Income (loss) from continuing operations	$(639,370)	$320,900	$110,518
Shares used in computation:			
Weighted-average ordinary shares outstanding	720,523	588,593	573,520
Weighted-average ordinary share equivalents from stock options and awards(1)	—	6,739	8,358
Weighted-average ordinary share equivalents from convertible notes(2)	—	1,519	18,726
Weighted-average ordinary shares and ordinary share equivalents outstanding	720,523	596,851	600,604
Diluted earnings (loss) from continuing operations per share	$ (0.89)	$ 0.54	$ 0.18

(1) As a result of the Company's net loss from continuing operations, ordinary share equivalents from approximately 5.7 million options and share bonus awards were excluded from the calculation of diluted earnings (loss) from continuing operations per share during the twelve-month period ended March 31, 2008. Additionally, ordinary share equivalents from stock options to purchase approximately 39.4 million, 39.5 million and 33.1 million shares during fiscal years 2008, 2007 and 2006, respectively, were excluded from the computation of diluted earnings per share primarily because the exercise price of these options was greater than the average market price of the Company's ordinary shares during the respective periods.

(2) Ordinary share equivalents from the Zero Coupon Convertible Junior Subordinated Notes of approximately 18.7 million shares were included as ordinary share equivalents during fiscal year 2006. Effective April 1, 2006, the Company determined it has the positive intent and ability to settle the principal amount of its Zero Coupon Convertible Junior Subordinated Notes in cash and settle any conversion spread (excess of conversion value over face value) in stock. As discussed below in Note 4, "Bank Borrowings and Long-Term Debt," on July 14, 2006, these Notes were amended to provide for settlement of the principal amount in cash and the issuance of shares to settle any conversion spread upon maturity. Accordingly, approximately 18.6 million ordinary share equivalents related to the principal portion of the Notes are excluded from the computation of diluted earnings per share, during fiscal years 2008 and 2007. As a result of the Company's reported net loss from continuing operations, ordinary share equivalents from the conversion spread of approximately 1.2 million shares were excluded from the calculation of diluted earnings (loss) from continuing operations per share during the twelve-month period ended March 31, 2008. Approximately 1.5 million ordinary share equivalents from the conversion spread have been included as common stock equivalents during fiscal year 2007.

In addition, as the Company has the positive intent and ability to settle the principal amount of its 1% Convertible Subordinated Notes due August 2010 in cash, approximately 32.2 million ordinary share equivalents related to the principal portion of the Notes are excluded from the computation of diluted earnings per share. The Company intends to settle any conversion spread (excess of the conversion value over face value) in stock. During fiscal years 2008, 2007 and 2006 the conversion obligation was less than the principal portion of the Convertible Notes and accordingly, no additional shares were included as ordinary share equivalents.

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161 *"Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133"* ("SFAS 161"). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures stating how and why an entity uses derivative instruments; how derivatives and related hedged items are accounted for under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133") and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective in fiscal years beginning after November 15, 2008 and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company does not expect the adoption of SFAS 161 will have a material impact on its consolidated results of operations, financial condition and cash flows.

In December 2007, the FASB issued SFAS No. 160, *"Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51"* ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and is required to be adopted by the Company in the first quarter of fiscal year 2010. The Company does not expect the adoption of the provisions of SFAS 160 will have a material impact on its consolidated results of operations, financial condition and cash flows.

In February 2007, the FASB issued SFAS No. 159, *"Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS 159").* SFAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value at specified election dates. The fair value option may be applied instrument by instrument with certain exceptions and is applied generally on an irrevocable basis to the entire instrument. SFAS 159 is effective in fiscal years beginning after November 15, 2007 and is required to be adopted by us in the first quarter of fiscal year 2009. The Company does not expect the adoption of SFAS 159 will have a material impact on its consolidated results of operations, financial condition and cash flows.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands the requisite disclosures for fair value measurements. SFAS 157 is effective in fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company's consolidated financial position, results of operations and cash flows. The FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141(R)"), which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which are intended to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years that begin after December 15, 2008, and should be applied prospectively for all business combinations entered into after the date of adoption. The Company is currently evaluating the impact of adopting SFAS 141(R).

3. SUPPLEMENTAL CASH FLOW DISCLOSURES

The following table represents supplemental cash flow disclosures and non-cash investing and financing activities:

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Net cash paid for:			
Interest	$ 126,975	$109,729	$65,052
Income taxes	$ 59,553	$ 34,248	$25,197
Non-cash investing and financing activities:			
Fair value of seller notes received from sale of divested operations	$ —	$204,920	$38,278
Issuance of ordinary shares for acquisition of businesses	$2,519,670	$299,608	$27,907
Fair value of vested options assumed in acquisition of business	$ 11,282	$ —	$ —
Issuance of ordinary shares upon conversion of debt	$ —	$ —	$ 5,000

4. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt was comprised of the following:

	As of March 31,	
	2008	2007
	(In thousands)	
Short term bank borrowings	$ 10,766	$ 8,094
6.50% senior subordinated notes due May 2013	399,622	399,622
6.25% senior subordinated notes due November 2014	402,090	389,119
1.00% convertible subordinated notes due August 2010	500,000	500,000
0.00% convertible junior subordinated notes due July 2009	195,000	195,000
Term Loan Agreement, including current portion	1,726,456	—
Outstanding under revolving lines of credit	161,000	—
Other	19,626	8,269
	3,414,560	1,500,104
Current portion	(27,966)	(8,094)
Non-current portion	$3,386,594	$1,492,010

Maturities for the Company's long-term debt are as follows:

Fiscal Year Ending March 31,	Amount (In thousands)
2009	$ 27,966
2010	212,029
2011	524,546
2012	16,691
2013	650,735
Thereafter	1,982,593
Total	$3,414,560

Revolving Credit Facilities and Other Credit Lines

On May 10, 2007, the Company entered into a five-year $2.0 billion credit facility that expires in May 2012, which replaced the Company's $1.35 billion credit facility previously existing at March 31, 2007. As of March 31, 2008, there was $161.0 million outstanding under the $2.0 billion credit facility. As of March 31, 2007, no borrowings were outstanding under the $1.35 billion credit facility. Borrowings under the $2.0 billion credit facility bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Company's credit ratings. The Company is required to pay a quarterly commitment fee ranging from 0.10% to 0.20% per annum on the unutilized portion of the credit facility based on the Company's credit ratings and, if the utilized portion of the credit facility exceeds 50% of the total commitments, a quarterly utilization fee of 0.125% on such utilized portion. The Company is also required to pay letter of credit usage fees ranging between 0.50% and 1.25% per annum (based on the Company's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of (i) in the case of commercial letters of credit, 0.125% of the amount available to be drawn under such letters of credit, and (ii) in the case of standby letters of credit, 0.125% per annum on the daily average undrawn amount of such letters of credit.

The $2.0 billion credit facility is unsecured, and contains customary restrictions on the Company's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The facility also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined, during the term of the credit facility. Borrowings under the credit facility are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2008, the Company was in compliance with the covenants under the $2.0 billion credit facility.

The Company and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $754.0 million in the aggregate, under which there were approximately $10.8 million and $8.1 million of borrowings outstanding as of March 31, 2008 and 2007, respectively. These facilities, lines of credit and other loans bear annual interest at the respective country's inter — bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates through fiscal year 2008. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable.

6.5% Senior Subordinated Notes

The Company may redeem its 6.5% Senior Subordinated Notes that are due May 2013 in whole or in part at redemption prices of 103.250%, 102.167% and 101.083% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on May 15 of the years 2008, 2009 and 2010, respectively, and at a redemption price of 100% of the principal amount thereof on and after May 15, 2011, in each case, plus any accrued and unpaid interest to the redemption date.

The indenture governing the Company's outstanding 6.5% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2008, the Company was in compliance with the covenants under this indenture.

6.25% Senior Subordinated Notes

The Company may redeem its 6.25% Senior Subordinated Notes that are due on November 15, 2014 in whole or in part at redemption prices of 103.125%, 102.083% and 101.042% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on November 15 of the years 2009, 2010 and 2011, respectively, and at a redemption price of 100% of the principal amount thereof on and after November 15, 2012, in each case, plus any accrued and unpaid interest to the redemption date. During fiscal year 2006, the Company repurchased approximately $97.9 million principal amount of these Notes. The associated loss was not material to the Company's consolidated results of operations.

The indenture governing the Company's outstanding 6.25% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2008, the Company was in compliance with the covenants under this indenture.

1% Convertible Subordinated Notes

The 1% Convertible Subordinated Notes are due in August 2010 and are convertible at any time prior to maturity into ordinary shares of the Company at a conversion price of $15.525 (subject to certain adjustments).

Zero Coupon Convertible Junior Subordinated Notes

On March 2, 2003, the Company entered into a Note Purchase Agreement with Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. (the "Note Holders"), affiliates of Silver Lake Partners, pursuant to which the Company has outstanding $195.0 million aggregate principal amount of its Zero Coupon Convertible Junior Subordinated Notes originally due 2007 to the Note Holders. On July 14, 2006, the Company entered into a First Amendment to Note Purchase Agreement (the "First Amendment") with the Note Holders, providing for the amendment of the Note Purchase Agreement and the Notes to, among other things (i) extend the maturity date of the Notes to July 31, 2009 and (ii) define the means by which the Notes and any conversion spread (excess of conversion value over face amount of $10.50 per share) will be settled upon maturity. The Notes may no longer be converted or redeemed prior to maturity, other than in connection with certain change of control transactions, and upon maturity will be settled by the payment of cash equal to the face amount of the Notes and the issuance of shares to settle any conversion spread of the Notes.

In July 2005, $5.0 million of the Notes were converted into 476,190 ordinary shares of the Company at a conversion price of $10.50 per share.

Solectron Acquisition Related Debt

In connection with the Company's acquisition of Solectron, the Company entered into a $1.759 billion term loan facility, dated as of October 1, 2007 (the "Term Loan Agreement"). The Term Loan Agreement was obtained for the purposes of consummating the acquisition, to pay the applicable repurchase or redemption price for Solectron's 8% Senior Subordinated Notes due 2016 (the "8% Notes") and 0.5% Senior Convertible Notes due 2034 ("Convertible Notes") in connection with the acquisition (the "Solectron Notes"), and to pay any related fees and expenses including acquisition-related costs.

On October 1, 2007, the Company borrowed $1.109 billion under the Term Loan Agreement to pay the cash consideration in the acquisition and acquisition-related fees and expenses. Of this amount, $500.0 million matures five years from the date of the Term Loan Agreement and the remainder matures in seven years. The remaining $650.0 million of the term loan facility was available to be drawn on up to three occasions and was available for 90 days from closing (the "Delayed Draw Facility"). On October 15, 2007, the Company borrowed $175.0 million under the Delayed Draw Facility to fund its repurchase and redemption of the 8% Notes as discussed further below, and $475.0 million remained available under the Delayed Draw Facility. On December 28, 2007, the Term Loan Agreement was amended to reduce the remaining amount available under the Delayed Draw Facility to $450.0 million and extend its availability until February 29, 2008. On February 29, 2008, the Company borrowed the remaining $450.0 million available under the Delayed Draw Facility to fund its repurchase of the Convertible Notes as discussed further below. The maturity date of the Delayed Draw Facility loans is seven years from the date of the Term Loan Agreement. Loans will amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Company may prepay the loans at any time at 100% of par for any loan with a five year maturity and at 101% of par for the first year and 100% of par thereafter, for any loan with a seven year maturity, in each case plus accrued and unpaid interest and reimbursement of the lender's redeployment costs.

Borrowings under the Term Loan Agreement bear interest, at the Company's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%. In addition, during the period that the Delayed Draw Facility was available, the Company was required to pay a quarterly commitment fee ranging from 0.25% to 0.50% per annum on the unutilized portion of the Delayed Draw Facility, depending on the date of determination.

The Term Loan Agreement is unsecured, and contains customary restrictions on the ability of the Company and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The Term Loan Agreement also requires that the Company maintain a maximum ratio of total indebtedness to EBITDA, during the term of the Term Loan Agreement. Borrowings under the Term Loan Agreement are guaranteed by the Company and certain of its subsidiaries. As of March 31, 2008, the Company was in compliance with the financial covenants under the Term loan Agreement.

On October 31, 2007, $1.5 million of the 8% Notes were repurchased pursuant to a change in control repurchase offer as required by the 8% Notes Indenture at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. Additionally, on October 31, 2007, the remaining $148.5 million of the 8% Notes were redeemed by the Company pursuant to optional redemption procedures at a purchase price equal to the make-whole premium provided for under the 8% Notes Indenture, plus, to the extent not included in the make-whole premium, accrued and unpaid interest. The aggregate amount paid by the Company for the repurchase and redemption of the 8% Notes was approximately $171.6 million.

On December 14, 2007, $447.4 million of the Convertible Notes were repurchased pursuant to a change in control repurchase offer as required by the Convertible Notes Indentures at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest.

As of March 31, 2008 the Company had approximately $1.7 billion of borrowings outstanding under the Term Loan Agreement, of which the floating interest payments on $747.0 million has been swapped for fixed interest payments (see Note 5).

Fair Values

As of March 31, 2008, the approximate fair values of the Company's 6.5% Senior Subordinated Notes, 6.25% Senior Subordinated Notes and 1% Convertible Subordinated Notes were 95.50%, 92.25% and 95.75% of the face values of the Notes, respectively, based on broker trading prices.

Interest Expense

For the fiscal years ended March 31, 2008, 2007 and 2006, the Company recognized total interest expense of $185.4 million, $140.6 million and $113.3 million, respectively, on its debt obligations outstanding during the period.

5. FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying amount of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates fair value. The Company's cash equivalents are comprised of cash and bank deposits and money market accounts. The Company's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The Company is exposed to foreign currency exchange rate risk inherent in forecasted sales, cost of sales, and assets and liabilities denominated in non-functional currencies, and commodity pricing risk inherent in forecasted cost of sales and related assets and liabilities. The Company has established risk management programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign currency exchange rates and commodity prices. The Company enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with certain assets and liabilities, primarily accounts receivable and accounts payable, and cash flows denominated in non-functional currencies. The Company has also entered into short-term commodity swap contracts to hedge only those commodity price exposures associated with inventory and accounts payable, and cash flows attributable to commodity purchases. Gains and losses on the Company's forward and swap contracts generally offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Company to risk of significant accounting losses. The Company hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions.

As of March 31, 2008 and 2007, the fair value of the Company's short-term foreign currency contracts was not material. As of March 31, 2008 and 2007, the Company has included net deferred gains and losses, respectively, in other comprehensive income relating to changes in fair value of its foreign currency contracts. These deferred gains and losses were not material, and the deferred gains as of March 31, 2008 are expected to be recognized in earnings over the next twelve month period. The gains and losses recognized in earnings due to hedge ineffectiveness were not material for all fiscal years presented.

As of March 31, 2007, the Company had interest rate swap transactions, which effectively converted $400.0 million of the $402.1 million outstanding of its 6.25% Senior Subordinated Notes, due November 2014, from a fixed to variable interest rate. On November 28, 2007, the Company terminated the interest swap transactions and received an insignificant amount of cash consideration. The swaps were accounted for as fair value hedges under SFAS 133. As of March 31, 2007, the Company had recognized $13.0 million in other current liabilities to reflect the fair value of the interest rate swaps, with a corresponding decrease to the carrying value of the 6.25% Senior Subordinated Notes. As a result of the termination of the interest rate swaps, on November 28, 2007, the Company reversed the amount recognized as a current liability, and increased the carrying value of its 6.25% Senior Subordinated Notes to the amount outstanding, or $402.1 million.

In December 2007, the Company entered into interest rate swap transactions, which effectively converted $500.0 million of the $1.7 billion outstanding under the Term Loan Agreement from variable interest rate to fixed rate debt. The swaps expire on October 1, 2010, and are accounted for as cash flow hedges under SFAS 133. Under the terms of the swaps, the Company pays a fixed interest rate of 3.89% and receives a floating rate equal to three-month LIBOR (approximately 2.70% for the period ending July 1, 2008).

In January 2008, the Company entered into interest rate swap transactions, which effectively converted an additional $247.0 million of the amount outstanding under the Term Loan Agreement from variable interest rate to fixed rate debt. The swaps having notational amounts of $175.0 million and $72.0 million, expire on January 15, 2011 and January 1, 2011, respectively, and are accounted for as cash flow hedges under SFAS 133. Under the terms of the $175.0 million swap, the Company pays a fixed interest rate of 3.60% and receives a floating rate equal to three-month LIBOR (approximately 2.71% for the period ending July 15, 2008). Under the terms of the $72.0 million swap, the Company pays a fixed interest rate of 3.57% and receives a floating rate equal to three-month LIBOR (approximately 2.70% for the period ending July 1, 2008).

No portion of the swap transactions are considered ineffective under SFAS 133. As of March 31, 2008, the Company had recognized $22.8 million in other current liabilities to reflect the fair value of the interest rate swaps with a corresponding decrease in other comprehensive income, a component of shareholders' equity in the consolidated balance sheet.

6. TRADE RECEIVABLES SECURITIZATION

The Company continuously sells a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to a conduit, administered by an unaffiliated financial institution. In addition to this financial institution, the Company participates in the securitization agreement as an investor in the conduit. The Company continues to service, administer and collect the receivables on behalf of the special purpose entity. The Company pays annual facility and commitment fees ranging from 0.16% to 0.40% (averaging approximately 0.25%) for unused amounts and an additional program fee of 0.10% on outstanding amounts. The securitization agreement allows the operating subsidiaries participating in the securitization program to receive a cash payment for sold receivables, less a deferred purchase price receivable. The Company's share of the total investment varies depending on certain criteria, mainly the collection performance on the sold receivables.

As of March 31, 2008 and 2007, approximately $363.7 million and $427.7 million of the Company's accounts receivable, respectively, had been sold to the third-party qualified special purpose entity described above, which represent the face amount of the total outstanding trade receivables on all designated customer accounts on those dates. The Company received net cash proceeds of approximately $274.3 million and $334.0 million from the unaffiliated financial institutions for the sale of these receivables as of March 31, 2008 and 2007, respectively. The Company has a recourse obligation that is limited to the deferred purchase price receivable, which approximates 5% of the total sold receivables, and its own investment participation, the total of which was approximately $89.4 million and $93.7 million as of March 31, 2008 and 2007, respectively. The Company also sold accounts receivable to certain third-party banking institutions with limited recourse, which management believes is nominal. The outstanding balance of receivables sold and not yet collected was approximately $478.4 million and $398.7 million as of March 31, 2008 and 2007, respectively.

In accordance with SFAS No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"* ("SFAS 140"), the accounts receivable balances that were sold were removed from the consolidated balance sheets and are reflected as cash provided by operating activities in the consolidated statement of cash flows.

7. COMMITMENTS AND CONTINGENCIES

As of March 31, 2008 and 2007, the gross carrying amount and associated accumulated depreciation of the Company's property and equipment financed under capital leases was not material. These capital leases have interest rates ranging from 4.0% to 14.0%. The Company also leases certain of its facilities under non-cancelable operating leases. The capital and operating leases expire in various years through 2033 and require the following minimum lease payments:

Fiscal Year Ending March 31,	Capital Lease	Operating Lease
	(In thousands)	
2009	$ 719	$ 123,578
2010	462	97,930
2011	390	78,432
2012	360	57,447
2013	290	46,835
Thereafter	517	210,322
Total minimum lease payments	2,738	$ 614,544
Amount representing interest	(370)	
Present value of total minimum lease payments	2,368	
Current portion	(625)	
Capital lease obligation, net of current portion	$ 1,743	

Total rent expense attributable to continuing operations amounted to $94.2 million, $65.3 million and $60.9 million in fiscal years 2008, 2007 and 2006, respectively.

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on its consolidated financial position, results of operations, or cash flows.

8. INCOME TAXES

The domestic ("Singapore") and foreign components of income from continuing operations before income taxes were comprised of the following:

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Domestic	$ 268,294	$223,838	$ 99,605
Foreign	(202,627)	101,115	65,131
Total	$ 65,667	$324,953	$164,736

The provision for (benefit from) income taxes from continuing operations consisted of the following:

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Current:			
Domestic	$ 547	$ 3,658	$ 503
Foreign	65,469	38,616	31,165
	66,016	42,274	31,668
Deferred:			
Domestic	(252)	(13,157)	(409)
Foreign	639,273	(25,064)	22,959
	639,021	(38,221)	22,550
Provision for (benefit from) income taxes	$705,037	$ 4,053	$54,218

The domestic statutory income tax rate was approximately 18.0% in fiscal year 2008, and approximately 20% in fiscal years 2007 and 2006. The reconciliation of the income tax expense (benefit) expected based on domestic statutory income tax rates to the expense (benefit) for income taxes from continuing operations included in the consolidated statements of operations is as follows:

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Income tax based on domestic statutory rates	$ 11,821	$ 64,992	$ 32,947
Effect of tax rate differential	(314,108)	(155,290)	(86,251)
Goodwill and other intangibles amortization	12,924	7,949	6,819
Change in valuation allowance	986,338	73,160	120,182
Other	8,062	13,242	(19,479)
Provision for (benefit from) income taxes	$ 705,037	$ 4,053	$ 54,218

The $986.3 million change in valuation allowance during fiscal year 2008 includes non-cash tax expense of $661.3 million, principally resulting from management's re-evaluation of previously recorded deferred tax assets in the United States, which are primarily comprised of tax loss carry forwards. Management believes that the realizability of certain deferred tax assets is no longer more likely than not because it expects future projected taxable income in the United States will be lower as a result of increased interest expense resulting from the term loan entered into as part of the acquisition of Solectron. The remaining change in the valuation allowance during the current period was primarily for current year operating losses and restructuring charges, on which the tax benefit is not more likely than not to be realized.

The components of deferred income taxes from continuing operations are as follows:

	As of March 31,	
	2008	2007
	(In thousands)	
Deferred tax liabilities:		
Fixed assets	$ —	$ (25,528)
Intangible assets	—	(18,731)
Others	—	(5,405)
Total deferred tax liabilities	—	(49,664)
Deferred tax assets:		
Fixed assets	19,076	—
Intangible assets	275,625	—
Deferred compensation	4,803	5,064
Inventory valuation	40,092	8,129
Provision for doubtful accounts	5,616	3,122
Net operating loss and other carryforwards	3,231,735	1,642,069
Others	34,852	71,901
	3,611,799	1,730,285
Valuation allowances	(3,578,628)	(999,618)
Total deferred tax asset	33,171	730,667
Net deferred tax asset	$ 33,171	$ 681,003
The net deferred tax asset is classified as follows:		
Current	$ 573	$ 11,105
Long-term	32,598	669,898
Total	$ 33,171	$ 681,003

The Company has tax loss carryforwards attributable to continuing operations of approximately $8.2 billion, a portion of which begin expiring in 2009. Utilization of the tax loss carryforwards and other deferred tax assets is limited by the future earnings of the Company in the tax jurisdictions in which such deferred assets arose. As a result, management is uncertain as to when or whether these operations will generate sufficient profit to realize any benefit from the deferred tax assets. The valuation allowance provides a reserve against deferred tax assets that are not more likely than not to be realized by the Company. However, management has determined that it is more likely than not that the Company will realize certain of these benefits and, accordingly, has recognized a deferred tax asset from these benefits. The change in valuation allowance is net of certain increases and decreases to prior year losses and other carryforwards that have no current impact on the tax provision. Approximately $34.0 million of the valuation allowance relates to income tax benefits arising from the exercise of stock options, which if realized will be credited directly to shareholders' equity and will not be available to benefit the income tax provision in any future period.

The amount of deferred tax assets considered realizable, however, could be reduced or increased in the near-term if facts, including the amount of taxable income or the mix of taxable income between subsidiaries, differ from management's estimates.

The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are not intended by management to be repatriated in the foreseeable future. Determination of the amount of the unrecognized deferred tax liability on these undistributed earnings is not practicable.

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, ("FIN 48") on April 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with FIN 48 begins with a determination as to whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. The Company did not recognize a change in the liability for unrecognized tax benefits as a result of the implementation of FIN 48. A reconciliation of the beginning and ending amount of unrecognized tax benefits in accordance with FIN 48 is as follows:

	Amount (In thousands)
Balance at April 1, 2007	$ 87,115
Additions based on tax position related to the current year	6,259
Additions for tax positions of prior years	124,325
Reductions for tax positions of prior years	(7,079)
Reductions related to lapse of applicable statute of limitations	(2,748)
Settlements	(24,643)
Other	7,918
Balance at March 31, 2008	$191,147

The Company's unrecognized tax benefits are subject to change over the next twelve months primarily as a result of the expiration of certain statutes of limitations and as audits are settled. Although the amount of these adjustments cannot be reasonably estimated at this time, the Company is not currently aware of any material impact on its consolidated results of operations, financial condition and cash flows.

The Company and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around world. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2000.

The entire amount of unrecognized tax benefits at March 31, 2008, may affect the annual effective tax rate if the benefits are eventually recognized. The amount that affects the annual effective tax rate will be dependent upon the period in which the benefits are recognized. A portion of the unrecognized tax benefits relating to acquisitions may not affect the effective tax rate to the extent they affect the purchase method of accounting in accordance with SFAS 141. Substantially all of these unrecognized tax benefits are classified as long-term.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. During the fiscal year ended March 31, 2008, the Company recognized interest of approximately $2.1 million and no penalties. The Company had approximately $60.3 million and $23.7 million accrued for the payment of interest and penalties, respectively, as of the fiscal year ended March 31, 2008.

9. RESTRUCTURING CHARGES

In recent years, the Company has initiated a series of restructuring activities intended to realign the Company's global capacity and infrastructure with demand by its OEM customers so as to optimize the operational efficiency, which include reducing excess workforce and capacity, and consolidating and relocating certain manufacturing, design and administrative facilities to lower-cost regions.

The restructuring costs include employee severance, costs related to leased facilities, owned facilities that are no longer in use and are to be disposed of, leased equipment that is no longer in use and will be disposed of, and other costs associated with the exit of certain contractual agreements due to facility closures. The overall impact of these activities is that the Company shifts its manufacturing capacity to locations with higher efficiencies and, in most instances, lower costs, and better utilizes its overall existing manufacturing capacity. This enhances the Company's ability to provide cost-effective manufacturing service offerings, which could enable it to retain and expand the Company's existing relationships with customers and attract new business.

As of March 31, 2008 and 2007, assets that were no longer in use and held for sale as a result of restructuring activities totaled approximately $14.3 million and $24.2 million, respectively, primarily representing manufacturing facilities located in North America and Asia that have been closed as part of the Company's historical facility consolidations. For assets held for sale, depreciation ceases and an impairment loss is recognized if the carrying amount of the asset exceeds its fair value less cost to sell. Assets held for sale are included in other current assets in the consolidated balance sheets.

Fiscal Year 2008

The Company recognized restructuring charges of approximately $447.7 million during fiscal year 2008 primarily resulting from the acquisition of Solectron. These costs were related to restructuring activities which included closing, consolidating and relocating certain manufacturing, design and administrative operations, eliminating redundant assets, and reducing excess workforce and capacity. These actions impacted over 25 different manufacturing and design locations and were initiated in an effort to consolidate and integrate our global capacity and infrastructure so as to optimize the Company's operational efficiencies post-acquisition. The activities associated with these charges involve multiple actions at each location, will be completed in multiple steps and will be substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. The Company classified approximately $408.9 million of these charges as a component of cost of sales during fiscal year 2008. The fiscal 2008 restructuring charge of approximately $447.7 million is net of approximately $52.9 million of customer reimbursements earned in accordance with the various agreements with Nortel. The reimbursements were included as a reduction of cost of sales during fiscal year 2008 and were included in other current assets in the Company's Consolidated Balance Sheet as of March 31, 2008.

The components of the restructuring charges during the first, second, third and fourth quarters of fiscal year 2008 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ —	$ —	$ 14,405	$ 67,670	$ 82,075
Long-lived asset impairment	—	—	11,802	6,876	18,678
Other exit costs	—	—	17,538	28,189	45,727
Total restructuring charges	—	—	43,745	102,735	146,480
Asia:					
Severance	—	—	23,286	3,701	26,987
Long-lived asset impairment	—	—	71,471	37,702	109,173
Other exit costs	—	—	33,027	9,704	42,731
Total restructuring charges	—	—	127,784	51,107	178,891
Europe:					
Severance	10,674	—	44,137	41,191	96,002
Long-lived asset impairment	—	—	6,796	2,931	9,727
Other exit costs	—	—	23,370	46,142	69,512
Total restructuring charges	10,674	—	74,303	90,264	175,241
Total					
Severance	10,674	—	81,828	112,562	205,064
Long-lived asset impairment	—	—	90,069	47,509	137,578
Other exit costs	—	—	73,935	84,035	157,970
	10,674	—	245,832	244,106	500,612
Less: Customer reimbursement	—	—	—	(52,924)	(52,924)
Total restructuring charges	$ 10,674	$ —	$ 245,832	$ 191,182	$ 447,688

During fiscal year 2008, the Company recognized approximately $205.1 million of employee termination costs associated with the involuntary terminations of 8,932 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 1,885, 5,588, and 1,459 for the Americas, Asia and Europe, respectively. Approximately $183.5 million of the charges were classified as a component of cost of sales.

During fiscal year 2008, the Company recognized approximately $137.6 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $134.1 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2008 also included approximately $158.0 million for other exit costs, of which $144.2 million was classified as a component of cost of sales. Other exit costs were primarily comprised of contractual obligations associated with facility and equipment lease terminations of $65.7 million, customer disengagement costs of $52.4 million, facility abandonment and refurbishment costs of $39.9 million. The customer disengagement costs related primarily to inventory and other asset impairment charges resulting from customer contracts that were terminated by the Company as a result of various facility closures. The Company had disposed of the impaired assets, primarily through scrapping and write-offs, by the end of fiscal year 2008.

The following table summarizes the provisions, respective payments, and remaining accrued balance as of March 31, 2008 for charges incurred in fiscal year 2008 and prior periods:

	Severance	Long-Lived Asset Impairment	Other Exit Costs	Total
		(In thousands)		
Balance as of March 31, 2007	$ 37,764	$ —	$ 29,447	$ 67,211
Activities during the year:				
Provisions for charges incurred during the year	205,064	137,578	157,970	500,612
Cash payments for charges incurred in fiscal year 2008	(43,060)	—	(5,445)	(48,505)
Cash payments for charges incurred in fiscal year 2007	(14,579)	—	(6,947)	(21,526)
Cash payments for charges incurred in fiscal year 2006 and prior	(6,420)	—	(3,174)	(9,594)
Non-cash charges incurred during the year	—	(137,578)	(64,927)	(202,505)
Balance as of March 31, 2008	178,769	—	106,924	285,693
Less: Current portion (classified as other current liabilities)	(175,014)	—	(44,570)	(219,584)
Accrued facility closure costs, net of current portion (classified as other liabilities)	$ 3,755	$ —	$ 62,354	$ 66,109

As of March 31, 2008, accrued employee termination costs related to restructuring charges incurred during fiscal year 2008 were approximately $162.0 million, of which $0.5 million was classified as long term. Accrued facility closure costs related to restructuring charges incurred during fiscal year 2008 were approximately $87.6 million, of which approximately $49.5 million was classified as a long-term obligation.

As of March 31, 2008 and 2007, accrued restructuring costs incurred during fiscal year 2007 were approximately $22.9 million and $44.4 million, respectively, of which approximately $11.5 million and $15.1 million, respectively, was classified as a long-term obligation. As of March 31, 2008 and 2007, accrued restructuring costs incurred during fiscal years 2006 and prior were approximately $13.2 million and $22.8 million, respectively, of which approximately $4.6 million and $6.7 million, respectively, was classified as a long-term obligation.

Fiscal Year 2007

During fiscal year 2007, the Company recognized charges of approximately $151.9 million associated with the consolidation and closure of several manufacturing facilities including the related impairment of certain long-lived assets; and other charges primarily related to the exit of certain real estate owned and leased by the Company in order to reduce its investment in property, plant and equipment. The Company classified approximately $146.8 million of these charges as a component of cost of sales during fiscal year 2007. The activities associated with these charges were substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations.

The components of the restructuring charges during the second and fourth quarters of fiscal year 2007 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ —	$ 130	$ —	$ —	$ 130
Long-lived asset impairment	—	38,320	—	—	38,320
Other exit costs	—	20,554	—	—	20,554
Total restructuring charges	—	59,004	—	—	59,004
Asia:					
Severance	—	—	—	2,484	2,484
Long-lived asset impairment	—	6,869	—	13,532	20,401
Other exit costs	—	15,620	—	11,039	26,659
Total restructuring charges	—	22,489	—	27,055	49,544
Europe:					
Severance	—	409	—	23,236	23,645
Long-lived asset impairment	—	2,496	—	3,190	5,686
Other exit costs	—	11,850	—	2,128	13,978
Total restructuring charges	—	14,755	—	28,554	43,309
Total					
Severance	—	539	—	25,720	26,259
Long-lived asset impairment	—	47,685	—	16,722	64,407
Other exit costs	—	48,024	—	13,167	61,191
Total restructuring charges	$ —	$ 96,248	$ —	$ 55,609	$ 151,857

During fiscal year 2007, the Company recognized approximately $26.3 million of employee termination costs associated with the involuntary termination of 2,155 identified employees in connection with the charges described above. The identified involuntary employee terminations by reportable geographic region amounted to approximately 1,560, 550 and 40 for Asia, Europe, and the Americas, respectively. Approximately $22.1 million was classified as a component of cost of sales.

During fiscal year 2007, the Company recognized approximately $64.4 million for the write-down of property and equipment to management's estimate of fair value associated with the planned disposal and exit of certain real estate owned and leased by the Company. Approximately $63.8 million of this amount was classified as a component of cost of sales. The charges recognized during fiscal year 2007 also included approximately $61.2 million for other exit costs, of which $60.9 million was classified as a component of cost of sales, and was primarily comprised of contractual obligations amounting to approximately $27.1 million, customer disengagement costs of approximately $28.5 million and approximately $5.6 million of other costs.

Fiscal Year 2006

The Company recognized restructuring charges of approximately $215.7 million during fiscal year 2006 related to severance, the impairment of certain long-term assets and other costs resulting from closures and consolidations of various manufacturing facilities. The Company classified approximately $185.6 million of the charges associated with facility closures as a component of cost of sales during fiscal year 2006.

The facility closures and activities to which all of these charges relate were substantially completed within one year of the commitment dates of the respective activities, except for certain long-term contractual obligations. During fiscal year 2006, the Company recognized approximately $72.3 million of other exit costs primarily associated with contractual obligations.

The components of the restructuring charges during the first, second, third and fourth quarters of fiscal year 2006 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(In thousands)		
Americas:					
Severance	$ 2,442	$ 6,546	$ 1,719	$ 4,626	$ 15,333
Long-lived asset impairment	3,847	7,244	1,951	945	13,987
Other exit costs	6,421	836	10,957	439	18,653
Total restructuring charges	12,710	14,626	14,627	6,010	47,973
Asia:					
Severance	—	—	1,312	—	1,312
Long-lived asset impairment	—	—	1,912	—	1,912
Other exit costs	—	—	—	—	—
Total restructuring charges	—	—	3,224	—	3,224
Europe:					
Severance	11,483	16,669	47,689	20,604	96,445
Long-lived asset impairment	456	7,125	2,497	4,327	14,405
Other exit costs	8,040	11,926	520	33,208	53,694
Total restructuring charges	19,979	35,720	50,706	58,139	164,544
Total					
Severance	13,925	23,215	50,720	25,230	113,090
Long-lived asset impairment	4,303	14,369	6,360	5,272	30,304
Other exit costs	14,461	12,762	11,477	33,647	72,347
Total restructuring charges	$ 32,689	$ 50,346	$ 68,557	$ 64,149	$ 215,741

During fiscal year 2006, the Company recognized approximately $113.1 million of cash employee termination costs associated with the involuntary terminations of 7,320 identified employees in connection with the various facility closures and consolidations. The identified involuntary employee terminations by reportable geographic region amounted to approximately 1,400, 100 and 5,800 for Americas, Asia and Europe, respectively. Approximately $96.2 million of the net charges was classified as a component of cost of sales.

During fiscal year 2006, the Company recognized approximately $30.3 million of non-cash charges for the write-down of property and equipment to management's estimate of fair value associated with various manufacturing and administrative facility closures. Approximately $27.1 million of this amount was classified as a component of cost of sales. The restructuring charges recognized during fiscal year 2006 also included approximately $72.3 million for other cash and non-cash exit costs, of which approximately $62.3 million was classified as a component of cost of sales. The amount recognized during fiscal year 2006 was primarily comprised of contractual obligations of approximately $30.3 million and customer disengagement costs of approximately $34.5 million.

10. OTHER CHARGES (INCOME), NET

During fiscal year 2008, the Company recognized approximately $61.1 million in other charges related to other-than-temporary impairment and related charges on certain of the Company's investments. Of this amount, approximately $57.6 million was for the impairment loss and other related charges attributable to the Company's divestiture of its equity interest in Relacom, which was liquidated in January 2008. The Company received approximately $57.4 million of cash proceeds in connection with the divestiture of this investment. Refer to Note 2, "Summary of Accounting Policies" for further discussion of this investment.

During fiscal year 2007, the Company recognized a foreign exchange gain of $79.8 million from the liquidation of a certain international entity. The results of operations for this entity were not significant for any period presented.

During fiscal year 2006, the Company realized a foreign exchange gain of $20.6 million from the liquidation of certain international entities and a net gain of $4.3 million related to its investments in certain non-publicly traded companies. The results of operations for these entities were not significant for any period presented. These gains were offset by approximately $7.7 million in compensation charges related to the retirement of the Company's former Chief Executive Officer, of which approximately $5.9 million was paid during fiscal year 2006, and the remaining amount was paid in July 2006. In connection with his retirement and appointment to serve as Chairman of the Company's Board of Directors beginning January 1, 2006, the Company also accelerated the vesting and continued the exercise period of certain stock options held by the former Chief Executive Officer. The modifications to his stock options did not result in any incremental non-cash stock-based compensation expense under APB 25 because the exercise price of the affected options was greater than the market price of the underlying shares on the date of the modifications.

11. RELATED PARTY TRANSACTIONS

From July 2000 through December 2001, in connection with an investment partnership, one of the Company's subsidiaries made loans to several of its executive officers to fund their contributions to the investment partnership. Each loan is evidenced by a full-recourse promissory note in favor of the Company. Interest rates on the notes range from 5.05% to 6.40% and mature on August 15, 2010. The remaining balance of these loans, including accrued interest, as of March 31, 2008 and 2007 was approximately $1.4 million and $1.9 million, respectively. There were no other loans outstanding from the Company's executive officers as of March 31, 2008.

As discussed in Note 4, "Bank Borrowings and Long-Term Debt," on July 14, 2006, the Company entered into a First Amendment to the Note Purchase Agreement with certain affiliates of Silver Lake. Mr. James A. Davidson is a member of the Company's Board of Directors and co-founder and managing director of Silver Lake. The terms of the transaction were based on arms-length negotiations between the Company and Silver Lake, and were approved by the Company's Board of Directors as well as by the Audit Committee of the Company's Board of Directors, with Mr. Davidson abstaining in each case.

12. BUSINESS AND ASSET ACQUISITIONS AND DIVESTITURES

Business and Asset Acquisitions

The business and asset acquisitions described below were accounted for using the purchase method of accounting pursuant to SFAS 141, and accordingly, the fair value of the net assets acquired and the results of the acquired businesses were included in the Company's consolidated financial statements from the acquisition dates forward. The Company has not finalized the allocation of the consideration for acquisitions completed during the 2008 fiscal year and expects to complete these allocations within one year of the respective acquisition dates.

Solectron Corporation

On October 1, 2007, the Company completed its acquisition of 100% of the outstanding common stock of Solectron, a provider of value-added electronics manufacturing and supply chain services to OEMs. The acquisition of Solectron broadened the Company's service offering, strengthened its capabilities in the high-end computing, communications and networking infrastructure market segments, increased the scale of its existing operations and diversified the Company's customer and product mix.

The results of Solectron's operations were included in the Company's consolidated financial results beginning on October 1, 2007, the acquisition date.

The Company issued approximately 221.8 million of its ordinary shares and paid approximately $1.1 billion in cash in connection with the acquisition. The Company also assumed the Solectron Corporation 2002 Stock Plan, including all options to purchase Solectron common stock with an exercise price equal to or less than $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Company's ordinary shares after applying the 0.3450 exchange ratio. As a result, the Company assumed approximately 7.4 million fully vested and unvested options to acquire the Company's ordinary shares with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share.

Pursuant to the purchase method of accounting, the fair value of each Flextronics ordinary share issued was $11.36, which was based on an average of the Company's closing share prices for the five trading days beginning two trading days before and ending two trading days after September 27, 2007, the date on which the number of the Company's ordinary shares to be issued was known. The fair value of options assumed was estimated using the Black-Scholes option-pricing formula.

The estimated total purchase price for the acquisition is as follows (in thousands):

Fair value of Flextronics ordinary shares issued	$2,519,670
Cash	1,060,943
Estimated fair value of vested options assumed	11,282
Direct transaction costs(1)	38,504
Total aggregate purchase price	$3,630,399

(1) Direct transaction costs consist of estimated legal, accounting, financial advisory and other costs relating to the acquisition.

Preliminary Purchase Price Allocation

The allocation of the purchase price to Solectron's tangible and identifiable intangible assets acquired and liabilities assumed was based on their estimated fair values as of the date of acquisition. The valuation of these tangible and identifiable intangible assets and liabilities is preliminary, subject to completion of a formal valuation process and further management review, and will be adjusted as additional information becomes available during the allocation period. Such adjustments may have a material effect on the Company's results of operations and financial position. The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill.

The following represents the Company's preliminary allocation of the total purchase price to the acquired assets and liabilities assumed of Solectron (in thousands):

Current assets:	
Cash and cash equivalents	$ 637,481
Accounts receivable	1,494,979
Inventories	1,733,060
Other current assets	256,436
Total current assets	4,121,956
Property and equipment	580,175
Goodwill	2,167,135
Other intangible assets	191,600
Other assets	154,708
Total assets	7,215,574
Current liabilities:	
Accounts payable	1,516,920
Other current liabilities	1,317,175
Total current liabilities	2,834,095
Long-term debt and capital lease obligations, net of current portion	630,837
Other liabilities	120,243
Total aggregate purchase price	$ 3,630,399

Tangible and Intangible Assets Acquired and Liabilities Assumed

The Company has estimated the fair value of tangible and intangible assets acquired and liabilities assumed. These estimates are subject to change particularly those relating to inventory, fixed assets, identifiable intangible assets subject to amortization, and liabilities assumed in connection with restructuring activities accounted for in accordance with Emerging Issues Task Force Issue No. 95-3 "*Recognition of Liabilities in Connection with a Purchase Business Combination*" ("EITF 95-3") and any associated deferred taxes. These estimates are subject to further review by management, which may result in material adjustments and may have a material impact on the Company's results of operations and financial position.

Identifiable intangible assets

The Company has estimated the fair value of the acquired identifiable intangible assets, which are subject to amortization, using the income approach. No residual value is estimated for any of the intangible assets. These estimates are preliminary and are subject to completion of a formal valuation process, review by management and other adjustments, which may be material. Customer related intangibles are primarily comprised of contractual agreements, customer relationships and acquired backlog. Technology, licenses and other are primarily comprised of non-compete agreements. The following table sets forth the preliminary estimate for the components of these intangible assets and their estimated useful lives (in thousands):

	Preliminary Fair Value	Weighted Average Useful Life (In Years)
Customer-related	$ 182,000	4.8
Technology, licenses and other	9,600	4.0
Total acquired indentifiable intangible assets	$ 191,600	4.7

Long-Term Debt

Solectron's outstanding debt and the related obligations were primarily comprised of $150.0 million of the 8.00% Notes and $450.0 million of the Convertible Notes. As discussed in Note 4, "Bank Borrowings and Long-Term Debt," substantially all of the Solectron Notes were either repurchased or redeemed pursuant to the terms of the respective indenture. The fair value of the Solectron long-term debt was based on its repurchase or redemption price. Refer to Note 4 for further discussion regarding the Company's refinancing of the Solectron Notes.

Pro Forma Financial Information

The following table reflects the pro forma consolidated results of operations for the periods presented, as though the acquisition of Solectron had occurred as of the beginning of the period being reported on, after giving effect to certain adjustments primarily related to the amortization of acquired intangibles, stock-based compensation expense, and incremental interest expense, including related income tax effects. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable. The pro forma financial information presented is for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized if the acquisition had been completed on the dates indicated, nor is it indicative of future operating results.

The pro forma consolidated results of operations do not include the effects of:

- synergies, which are expected to result from anticipated operating efficiencies and cost savings, including expected gross margin improvement in future quarters due to scale and leveraging of Flextronics's and Solectron's manufacturing platforms;
- potential losses in gross profit due to revenue attrition resulting from combining the two companies; and
- any costs of restructuring, integration, and retention bonuses associated with the closing of the acquisition.

Further, as discussed above the valuation of tangible and identifiable intangible assets and liabilities is preliminary, subject to completion of a formal valuation process and further management review, and will be adjusted as additional information is evaluated during the allocation period. Such adjustments may have a material effect on the Company's results of operations and financial position, including the pro forma financial data as presented below.

	Fiscal Year Ended March 31,	
	2008	2007
	(In thousands, except per share amounts)	
Net sales	$33,605,140	$30,093,968
Income (loss) from continuing operations	$ (676,737)	$ 286,669
Net income (loss)	$ (676,737)	$ 472,077
Basic earnings (loss) per share from continuing operations	$ (0.81)	$ 0.35
Diluted earnings (loss) per share from continuing operations	$ (0.81)	$ 0.35
Basic earnings (loss) per share	$ (0.81)	$ 0.58
Diluted earnings (loss) per share	$ (0.81)	$ 0.58

International DisplayWorks, Inc.

On November 30, 2006, the Company completed its acquisition of 100% of the outstanding common stock of IDW, a manufacturer and designer of high quality liquid crystal displays, modules and assemblies for a variety of customer needs including OEM applications, in a stock-for-stock merger. The acquisition of IDW broadens the Company's components business platform, expands and diversifies the Company's components offerings, and increases its customer portfolio. IDW shareholders received 0.5653 of a Flextronics ordinary share for each share of IDW common stock, and as a result, the Company issued approximately 26.2 million shares in connection with the acquisition.

The aggregate purchase price was approximately $299.6 million based on the quoted market prices of the Company's ordinary shares two days before and after the first date the exchange ratio became known, or November 22, 2006. The allocation of the purchase price to specific assets and liabilities was based upon management's estimate of cash flow and recoverability. The allocation of purchase price was approximately $106.0 million to current assets, primarily comprised of cash and cash equivalents, marketable securities, accounts receivable and inventory, approximately $33.9 million to fixed assets, approximately $30.9 million to identifiable intangible assets, primarily related to customer relationships and contractual agreements with weighted-average useful lives of eight years, approximately $193.7 million to goodwill, and approximately $64.9 million to assumed liabilities, primarily accounts payable and other current liabilities.

Nortel

On June 29, 2004, the Company entered into an asset purchase agreement with Nortel providing for the Company's purchase of certain of Nortel's optical, wireless, wireline and enterprise manufacturing operations and optical design operations. The purchase of these assets has occurred in stages, with the final stage of the asset purchase occurring in May 2006 as the Company completed the acquisition of the manufacturing system house operations in Calgary, Canada.

Flextronics provides the majority of Nortel's systems integration activities, final assembly, testing and repair operations, along with the management of the related supply chain and suppliers. Additionally, Flextronics provides Nortel with design services for end-to-end, carrier grade optical network products. The aggregate purchase price for the assets acquired was approximately $594.4 million, net of closing costs. Approximately $215.0 million was paid during fiscal year 2007. The allocation of the purchase price to specific assets and liabilities was based upon management's estimates of cash flow and recoverability and was approximately $340.2 million to inventory, $40.8 million to fixed assets and other, and $118.5 million to current and non-current liabilities with the remaining amounts being allocated to intangible assets, including goodwill. The asset purchases have resulted in intangible assets of approximately $49.4 million, primarily related to customer relationships and contractual agreements with weighted-average useful lives of eight years, and goodwill of approximately $282.5 million.

Hughes Software Systems Limited (also known as Flextronics Software Systems Limited)

In October 2004, the Company acquired approximately 70% of the total outstanding shares of Hughes Software Systems Limited (also known as Flextronics Software Systems Limited ("FSS")). During fiscal year 2006, the Company acquired an additional 26% incremental ownership, and during fiscal year 2007, acquired an additional 3% for total cash consideration of approximately $18.1 million. The incremental investment during fiscal year 2007 reduced other liabilities by approximately $5.8 million, which was primarily related to minority interests net of increases in deferred taxes and other liabilities. The incremental investment also resulted in purchased identifiable intangible assets of $2.0 million and goodwill of $10.3 million, based on management's estimates. In September 2006, the Company sold FSS in conjunction with the divestiture of its Software Development and Solutions business, which has been included in discontinued operations for all periods presented.

Other Acquisitions

During fiscal year 2008, the Company completed three acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's design and manufacturing capabilities for the computing and automotive market segments, and expand the Company's capabilities in the medical market segment, including the design, manufacturing and logistics of disposable medical devices, hand held diagnostics, drug delivery devices and imaging, lab and life sciences equipment. The aggregate cash paid for these acquisitions totaled approximately $188.5 million, net of cash acquired. The Company recorded goodwill of $264.7 million from these acquisitions. In addition, the Company paid approximately $17.2 million in cash for contingent purchase price adjustments relating to certain historical acquisitions. The purchase prices for these acquisitions have been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. The Company has not finalized the allocation of the consideration for certain of its recently completed acquisitions pending the completion of valuations. The purchase price for certain acquisitions is subject to adjustments for contingent consideration, based upon the businesses achieving specified levels of earnings through fiscal year 2009. Generally, the contingent consideration has not been recorded as part of the purchase price, pending the outcome of the contingency.

During fiscal year 2007, the Company completed six acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's vertically-integrated service offerings and include precision machining, design and engineering services related to printed circuit boards, digital cameras, test equipment and software development. The aggregate purchase price for these acquisitions totaled approximately $142.1 million. In addition, the Company paid approximately $5.5 million in cash for contingent purchase price adjustments relating to certain historical acquisitions. Identifiable intangible assets, primarily related to customer relationships and contractual agreements with weighted-average useful lives of 4.6 years, and goodwill, resulting from these transactions as well as from purchase price adjustments for certain historical acquisitions, were approximately $41.3 million and $49.3 million, respectively, of which $7.2 million of the goodwill was related to discontinued operations. The purchase price for these acquisitions has been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed. The purchase price for certain of these acquisitions is subject to adjustments for contingent consideration, based upon the businesses achieving specified levels of earnings through fiscal year 2009. Generally, the contingent consideration has not been recorded as part of the purchase price, pending the outcome of the contingency.

During fiscal year 2006, the Company completed six acquisitions that were not individually, or in the aggregate, significant to the Company's consolidated results of operations and financial position. The acquired businesses complement the Company's vertically-integrated service offerings and primarily include the design and manufacturing of plastics, camera modules and digital still cameras. The aggregate cash purchase price for these acquisitions totaled approximately $157.5 million, net of cash acquired. In addition, the Company paid approximately $67.7 million in cash (including $30.8 million related to discontinued operations) and issued 2.5 million ordinary shares (including 672,375 ordinary shares related to discontinued operations) for contingent purchase price adjustments relating to certain historical acquisitions. Identifiable intangible assets, primarily related to customer relationships and contractual agreements with weighted-average useful lives of 4.8 years, and goodwill, resulting from these transactions as well as from purchase price adjustments for certain historical acquisitions, were $81.6 million and $100.7 million, respectively, of which $6.8 million and $10.3 million of the intangible assets and goodwill, respectively, was related to discontinued operations. The purchase price for these acquisitions has been allocated on the basis of the estimated fair value of assets acquired and liabilities assumed.

Pro forma results for the Company's acquisitions of IDW and Nortel's operations in Calgary, Canada, and its other acquisitions have not been presented as such results would not be materially different from the Company's actual results on either an individual or an aggregate basis.

Divestitures

During the 2008 fiscal year, the Company recognized a gain of approximately $9.7 million in connection with the divesture of certain international entities. The results for these entities were not significant for any period presented.

In September 2006, the Company completed the sale of its Software Development and Solutions business to Software Development Group (now known as "Aricent"), an affiliate of Kohlberg Kravis Roberts & Co. The divestiture resulted in a gain of approximately $171.2 million, net of $10.0 million of estimated tax on the sale, which is included in income from discontinued operations in the consolidated statements of operations during fiscal year 2007. The Company received aggregate cash payments of approximately $688.5 million, an eight-year $250.0 million face value promissory note with an initial 10.5% paid-in-kind interest coupon fair valued at approximately $204.9 million (resulting in an effective yield of 14.8%), and retained a 15% ownership interest in Aricent, fair valued at approximately $57.1 million. As the Company does not have the ability to significantly influence the operating decisions of Aricent, the cost method of accounting for the investment is used. The aggregate net assets sold in the divestiture were approximately $704.4 million. Refer to Note 14, "Discontinued Operations" for additional information.

During the September 2005 quarter, the Company merged its Flextronics Network Services division with Telavie AS, a company wholly-owned by Altor, a private equity firm focusing on investments in the Nordic region. The Company received an upfront cash payment and also retained a 35% ownership interest in the merged company, Relacom Holding AB. During fiscal year 2008 the Company sold its investment in Relacom. The carrying value of the investment was approximately $114.6 million as of March 31, 2007. Refer to Note 2, "Summary of Accounting Policies — Other Assets," for additional information.

During the September 2005 quarter, the Company also sold its Semiconductor division to AMIS Holdings, Inc., the parent company of AMI Semiconductor, Inc. As a result of the divestitures of its Network Services and Semiconductor divisions, the Company received aggregate cash payments of approximately $518.5 million and notes receivable valued at $38.3 million. The aggregate net assets sold in the divestitures were approximately $573.0 million. The Company recognized an aggregate pre-tax gain of $67.6 million during fiscal year 2006, of which $43.8 million was attributable to discontinued operations. The gain attributable to continuing operations was net of approximately $3.0 million in expense for accelerated deferred compensation. The divestitures of the Semiconductor and Network Services divisions resulted in non-cash tax expense of $98.9 million (of which $30.3 million was attributable to discontinued operations). Revenue related to the divested businesses was approximately $317.0 million for fiscal year 2006, of which $41.6 million was attributable to discontinued operations.

13. SEGMENT REPORTING

According to SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information"* ("SFAS 131"), operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. As of March 31, 2008, the Company operates and internally manages a single operating segment, Electronics Manufacturing Services ("EMS"). On September 1, 2006, the Company completed the sale of its Software Development and Solutions business (see Note 12, "Business and Asset Acquisitions and Divestitures" for further discussion), a previously identified operating segment, whereby the results of operations and financial condition are presented as discontinued operations in the consolidated statements of operations.

Geographic information for continuing operations is as follows:

	Fiscal Year Ended March 31,		
	2008	2007	2006
		(In thousands)	
Net sales:			
Asia	$15,517,113	$11,576,646	$ 8,580,642
Americas	7,688,701	4,101,511	3,296,469
Europe	4,352,321	3,175,531	3,410,865
	$27,558,135	$18,853,688	$15,287,976

	As of March 31,	
	2008	2007
	(In thousands)	
Long-lived assets:		
Asia	$1,388,840	$1,268,945
Americas	652,444	406,653
Europe	424,372	323,108
	$2,465,656	$1,998,706

Revenues are attributable to the country in which the product is manufactured or service is provided.

For purposes of the preceding tables, "Asia" includes China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, Mauritius, Singapore, and Taiwan; "Americas" includes Brazil, Canada, Cayman Islands, Mexico, and the United States; "Europe" includes Austria, Belgium, the Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Israel, Italy, the Netherlands, Norway, Poland, Romania, Scotland, South Africa, Sweden, Turkey, Ukraine, and the United Kingdom.

During fiscal years 2008, 2007 and 2006, net sales from continuing operations generated from Singapore, the principal country of domicile, were approximately $580.3 million, $314.2 million and $258.8 million, respectively.

As of March 31, 2008 and 2007, long-lived assets held in Singapore were approximately $47.0 million and $11.0 million, respectively.

During fiscal year 2008, China, Malaysia and the United States accounted for approximately 35%, 17% and 11% of consolidated net sales from continuing operations, respectively. No other country accounted for more than 10% of net sales in fiscal year 2008. As of March 31, 2008, China and Mexico accounted for approximately 39% and 15%, respectively, of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2008.

During fiscal year 2007, China and Malaysia accounted for approximately 36% and 22% of consolidated net sales from continuing operations, respectively. No other country accounted for more than 10% of net sales in fiscal year 2007. As of March 31, 2007, China accounted for approximately 47% of consolidated long-lived assets. No other country accounted for more than 10% of long-lived assets as of March 31, 2007.

During fiscal year 2006, China and Malaysia accounted for approximately 30% and 23% of consolidated net sales from continuing operations, respectively. No other country accounted for more than 10% of net sales in fiscal year 2006.

14. DISCONTINUED OPERATIONS

Consistent with its strategy to evaluate the strategic and financial contributions of each of its operations and to focus on the primary growth objectives in the Company's core EMS vertically-integrated business activities, the Company divested its Software Development and Solutions business in September 2006 and its Semiconductor business in September 2005. In conjunction with the divestiture of the Software Development and Solutions business, the Company retained a 15% equity stake in the divested business. As the Company does not have the ability to significantly influence the operating decisions of the divested business, the cost method of accounting for the investment is used.

In accordance with SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* ("SFAS 144"), the divestitures of the Semiconductor and Software Development and Solutions businesses qualify as discontinued operations, and accordingly, the Company has reported the results of operations and financial position of these businesses in discontinued operations within the statements of operations and the balance sheets for all periods presented.

The results from discontinued operations were as follows (in thousands):

	Fiscal Year Ended March 31,	
	2007	2006
Net sales	$ 114,305	$278,018
Cost of sales	72,648	172,747
Gross profit	41,657	105,271
Selling, general and administrative expenses	20,707	61,178
Intangible amortization	5,201	16,640
Interest and other (income) expense, net	(4,112)	5,023
Gain on divestiture of operations	(181,228)	(43,750)
Income before income taxes	201,089	66,180
Provision for income taxes	13,351	35,536
Net income of discontinued operations	$ 187,738	$ 30,644

There were no assets or liabilities attributable to discontinued operations as of March 31, 2007 as the divestiture of the Company's Software Development and Solutions business was completed in September 2006.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table contains unaudited quarterly financial data for fiscal years 2008 and 2007. Earnings per share are computed independently for each quarter presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share amounts for the fiscal year.

	Fiscal Year Ended March 31, 2008				Fiscal Year Ended March 31, 2007			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(In thousands, except per share amounts)							
Net sales	$5,157,026	$5,557,099	$9,068,658	$7,775,352	$4,059,143	$4,702,333	$5,415,460	$4,676,752
Gross profit	280,819	313,781	317,920	263,883	235,996	178,371	289,149	225,482
Income (loss) from continuing operations before income taxes	110,376	131,350	(96,775)	(79,284)	80,433	(10,111)	128,680	125,951
Provision for (benefit from) income taxes	3,429	10,412	677,636	13,560	4,746	(16,059)	10,089	5,277
Income (loss) from continuing operations	106,947	120,938	(774,411)	(92,844)	75,687	5,948	118,591	120,674
Income from discontinued operations, net of tax	—	—	—	—	8,816	178,922	—	—
Net income (loss)	106,947	120,938	(774,411)	(92,844)	84,503	184,870	118,591	120,674
Earnings (loss) per share:								
Income (loss) from continuing operations:								
Basic	$ 0.18	$ 0.20	$ (0.94)	$ (0.11)	$ 0.13	$ 0.01	$ 0.20	$ 0.20
Diluted	$ 0.17	$ 0.20	$ (0.94)	$ (0.11)	$ 0.13	$ 0.01	$ 0.20	$ 0.20
Income from discontinued operations:								
Basic	$ —	$ —	$ —	$ —	$ 0.02	$ 0.31	$ —	$ —
Diluted	$ —	$ —	$ —	$ —	0.02	$ 0.30	$ —	$ —
Net income:								
Basic	$ 0.18	$ 0.20	$ (0.94)	$ (0.11)	$ 0.15	$ 0.32	$ 0.20	$ 0.20
Diluted	$ 0.17	$ 0.20	$ (0.94)	$ (0.11)	$ 0.14	$ 0.31	$ 0.20	$ 0.20

On October 1, 2007, the Company issued approximately 221.8 million of its ordinary shares and paid approximately $1.1 billion in cash in connection with the acquisition of Solectron. Refer to Note 12, "Business and Asset Acquisitions and Divestitures" for further discussion.

The Company recognized non-cash tax expense of $661.3 million during fiscal year 2008, as it determined the recoverability of certain deferred tax assets is no longer more likely than not. Refer to Note 8, "Income Taxes" for further discussion.

The Company completed the sale of its Software Development and Solutions business during the second quarter of fiscal year 2007, which was accounted for as discontinued operations in the consolidated financial statements. Refer to Note 12, "Business and Asset Acquisitions and Divestitures" and Note 14, "Discontinued Operations" for further discussion of this divestiture.

The Company incurred restructuring charges during the first, third and fourth quarters of fiscal year 2008 and during the second and fourth quarters of fiscal year 2007. Refer to Note 9, "Restructuring Charges" for further discussion.

The Company recognized foreign exchange gains from the liquidation of certain international entities in the fourth quarter of fiscal year 2007. Refer to Note 10, "Other Income, Net" for further discussion.

SUPPLEMENTARY FINANCIAL STATEMENTS OF FLEXTRONICS INTERNATIONAL LTD. (PARENT COMPANY)

BALANCE SHEETS

	As of March 31,	
	2008	2007
	(In thousands, except share amounts)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 17,009	$ 103,257
Due from subsidiaries	4,110,282	3,361,668
Other current assets	2,580	880
Total current assets	4,129,871	3,465,805
Other investments	157,872	159,392
Investment in subsidiaries	10,853,839	7,274,950
Due from subsidiaries	2,596,102	2,174,486
Other assets	312,572	249,535
Total assets	$18,050,256	$13,324,168
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 14,223	$ —
Due to subsidiaries	6,145,646	5,168,709
Other current liabilities	103,916	52,287
Total current liabilities	6,263,785	5,220,996
Long-term debt, net of current portion	3,078,819	1,491,428
Due to subsidiaries	521,938	414,906
Other liabilities	21,270	20,179
Commitments and contingencies (Note 6)		
SHAREHOLDERS' EQUITY:		
Ordinary shares, no par value; 835,202,669 and 607,544,548 shares issued and outstanding as of March 31, 2008 and 2007, respectively	8,538,723	5,923,799
Retained earnings (deficit)	(372,170)	267,200
Accumulated other comprehensive income (loss)	(2,109)	(14,340)
Total shareholders' equity	8,164,444	6,176,659
Total liabilities and shareholders' equity	$18,050,256	$13,324,168

The accompanying notes are an integral part of these supplementary financial statements.

FLEXTRONICS INTERNATIONAL LTD.

NOTES TO SUPPLEMENTARY FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

Flextronics International Ltd. (the "Parent"), Registration Number 199002645H, was incorporated in the Republic of Singapore in May 1990. It is principally engaged in investment holding. The address of the Parent's registered office is One Marina Boulevard, #28-00, Singapore 018989. The Parent, together with its wholly-owned subsidiaries (collectively the "Company"), is a leading provider of advanced design and electronics manufacturing services to original equipment manufacturers ("OEMs") in industries including: computing; mobile communications; consumer digital; telecommunications infrastructure; industrial, semiconductor and white goods; automotive, marine and aerospace; and medical devices.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

Amounts included in the financial statements are expressed in U.S. dollars unless otherwise designated.

The accompanying supplementary balance sheets comprise solely the standalone accounts of Flextronics International Ltd., the Parent company. These balance sheets are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), other than as noted in the paragraph entitled "Investment in Subsidiaries."

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates are used in accounting for, among other things, allowances for doubtful accounts, inventory write-downs, valuation allowances for deferred tax assets, useful lives of property, equipment and intangible assets, asset impairments, fair values of derivative instruments and the related hedged items, restructuring charges, contingencies, capital leases, and the fair values of options granted under the Parent's stock-based compensation plans. Actual results may differ from previously estimated amounts, and such differences may be material to the financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur.

Translation of Foreign Currencies

The functional currency of the Parent is the U.S. dollar, with the exception of its Cayman branch, which is measured in Euros. Accordingly, the financial position and results of operations of the Cayman branch are measured using the Euro as the functional currency, after which all assets and liabilities of the Cayman branch are then translated into U.S. dollars at current exchange rates as of the applicable balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Cumulative gains and losses from the translation of the branch's financial statements are reported as a separate component of shareholders' equity.

Additionally, the Parent's Hong Kong branch enters into certain transactions with related companies, including short-term contractual obligations and long-term loans. Certain of these obligations and loans are denominated in a non-functional currency, primarily the Euro and Swedish krona. Short-term contractual obligations are translated into U.S. dollars at current exchange rates as of the applicable balance sheet date and the resulting foreign exchange gains and losses arising from the revaluation are recognized in the statement of operations. Long-term loans are translated into U.S. dollars at current exchange rates as of the applicable balance sheet date, and the resulting translation gains and losses from the revaluation are reported as a separate component of shareholders' equity.

Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less from original dates of purchase are carried at fair market value and considered to be cash equivalents. As of March 31, 2008 and 2007, cash and cash equivalents consist of cash deposited in checking and money market accounts.

Long-term Investments and Other Assets

The Parent also has certain investments in, and notes receivables from, non-publicly traded companies. These investments are carried at cost and are included within other investments on the Parent's balance sheets. Non-majority-owned investments are accounted for using the equity method when the Parent has an ownership percentage equal to or greater than 20%, or has the ability to significantly influence the operating decisions of the issuer, otherwise the cost method is used. The Parent monitors these investments for impairment and makes appropriate reductions in carrying values as required. Other investments also include the Company's own investment participation in its trade receivables securitization program as discussed further in Note 5, "Trade Receivables Securitization."

As of March 31, 2008 and 2007, notes receivable from a non-majority owned investment totaled $255.1 million and $222.2 million, respectively, and are included in other assets on the balance sheet.

Due from / Due to Subsidiaries

Balances due from and to subsidiaries are unsecured. Certain obligations are non-interest bearing and others have rates ranging from 2.35% to 9.035% per annum.

Investment in Subsidiaries

Investment in subsidiaries is accounted for using the equity method when the Parent has an ownership percentage equal to or greater than 20%, or has the ability to significantly influence the operating decisions of the investee. Under this method, the Parent's investment in subsidiaries is reported as a separate line on the Parent's balance sheet. U.S. GAAP requires that these investments be consolidated rather than reported using the equity method.

On October 1, 2007, the Parent completed its acquisition of 100% of the outstanding common stock of Solectron, a provider of value-added electronics manufacturing and supply chain services to OEMs. The acquisition of Solectron broadened the Company's service offering, strengthened its capabilities in the high-end computing, communications and networking infrastructure market segments, increased the scale of its existing operations and diversified the Company's customer and product mix.

The results of Solectron's operations were included in the Company's consolidated financial results beginning on October 1, 2007, the acquisition date.

The Parent issued approximately 221.8 million of its ordinary shares and paid approximately $1.1 billion in cash in connection with the acquisition. The Parent also assumed the Solectron Corporation 2002 Stock Plan, including all options to purchase Solectron common stock with an exercise price equal to or less than $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Parent's ordinary shares after applying the 0.3450 exchange ratio. As a result, the Parent assumed approximately 7.4 million fully vested and unvested options to acquire the Parent's ordinary shares with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share.

Pursuant to the purchase method of accounting, the fair value of each Flextronics ordinary share issued was $11.36, which was based on an average of the Parent's closing share prices for the five trading days beginning two trading days before and ending two trading days after September 27, 2007, the date on which the number of the

Parent's ordinary shares to be issued was known. The fair value of options assumed was estimated using the Black-Scholes option-pricing formula.

The aggregate purchase price was approximately $3.6 billion. The allocation of the purchase price to the Subsidiary's specific assets and liabilities was based upon managements' estimate of cash flow and recoverability. The following represents the preliminary allocation of the total purchase price to the acquired assets and liabilities assumed of Solectron (in thousands):

Current assets:	
Cash and cash equivalents	$ 637,481
Accounts receivable	1,494,979
Inventories	1,733,060
Other current assets	256,436
Total current assets	4,121,956
Property and equipment	580,175
Goodwill	2,167,135
Other intangible assets	191,600
Other assets	154,708
Total assets	7,215,574
Current liabilities:	
Accounts payable	1,516,920
Other current liabilities	1,317,175
Total current liabilities	2,834,095
Long-term debt and capital lease obligations, net of current portion	630,837
Other liabilities	120,243
Total aggregate purchase price	$3,630,399

The allocation of purchase price to specific assets and liabilities, including intangible assets and goodwill, is subject to final purchase price adjustments.

Concentration of Credit Risk

Financial instruments, which potentially subject the Parent to concentrations of credit risk, are primarily cash and cash equivalents, investments and derivative instruments.

The Parent maintains cash and cash equivalents with various financial institutions that management believes to be of high credit quality. These financial institutions are located in many different locations throughout the world. The Parent's cash equivalents consist primarily of cash deposited in checking and money market accounts. The Parent's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The amount subject to credit risk related to derivative instruments is generally limited to the amount, if any, by which a counterparty's obligations exceed the obligations of the Parent with that counterparty. To manage counterparty risk, the Parent limits its derivative transactions to those with recognized financial institutions.

Derivative Instruments and Hedging Activities

All derivative instruments are recognized on the balance sheet at fair value. If the derivative instrument is designated as a cash flow hedge, effectiveness is measured quarterly based on a regression of the forward rate on the derivative instrument against the forward rate for the furthest time period the hedged item can be recognized and still be within the documented hedge period. The effective portion of changes in the fair value of the derivative instrument is recognized in shareholders' equity as a separate component of accumulated other comprehensive income, and recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in earnings in the current period.

Stock-Based Compensation

Equity Compensation Plans

As of March 31, 2008, the Company grants equity compensation awards from four plans: the 2001 Equity Incentive Plan (the "2001 Plan"), the 2002 Interim Incentive Plan (the "2002 Plan"), the 2004 Award Plan for New Employees (the "2004 Plan") and the Solectron Corporation 2002 Stock Plan, which was assumed by the Company as a result of its acquisition of Solectron. These plans are collectively referred to as the Company's equity compensation plans below.

The 2001 Plan provides for grants of up to 42.0 million ordinary shares (plus shares available under prior Company plans and assumed plans consolidated into the 2001 Plan), after shareholders approved a 10.0 million share increase on September 27, 2007. The 2001 Plan provides for grants of incentive and nonqualified stock options and share bonus awards to employees, officers and non-employee directors, and also contains an automatic option grant program for non-employee directors. Options issued under the 2001 Plan generally vest over four years and generally expire ten years from the date of grant, except that options granted to non-employee directors expire five years from the date of grant.

The 2002 Plan provides for grants of up to 20.0 million ordinary shares. The 2002 Plan provides for grants of nonqualified stock options and share bonus awards to employees and officers. Options issued under the 2002 Plan generally vest over four years and generally expire ten years from the date of grant.

The 2004 Plan provides for grants of up to 10.0 million ordinary shares. The 2004 Plan provides for grants of nonqualified stock options and share bonus awards to new employees. Options issued under the 2004 Plan generally vest over four years and generally expire ten years from the date of grant.

In connection with the acquisition of Solectron, the Parent assumed the Solectron corporation 2002 Stock Plan (the "SLR Plan"), including all options to purchase Solectron common stock with exercise prices equal to, or less than, $5.00 per share of Solectron common stock outstanding under such plan. Each option assumed was converted into an option to acquire the Parent's ordinary shares at the applicable exchange ratio of 0.345. As a result, the Parent assumed approximately 7.4 million vested and unvested options with exercise prices ranging between $5.45 and $14.41 per Flextronics ordinary share. Further, there were approximately 19.4 million shares available for grant under the SLR Plan when it was assumed by the Parent.

The SLR plan provides for grants of nonqualified stock options and share bonus awards to new employees and to legacy Solectron employees who joined the Company in connection with the acquisition. Options issued under the SLR Plan generally vest over four years and generally expire ten years from the date of grant.

The exercise price of options granted under the Company's equity compensation plans is determined by the Company's Board of Directors or the Compensation Committee and typically equals or exceeds the closing price of the Company's ordinary shares on the date of grant.

The Parent grants share bonus awards under its equity compensation plans. Share bonus awards are rights to acquire a specified number of ordinary shares for no cash consideration in exchange for continued service with the Company. Share bonus awards generally vest in installments over a three- to five-year period and unvested share bonus awards are forfeited upon termination of employment. Vesting for certain share bonus awards is contingent upon both service and performance criteria.

Adoption of SFAS 123(R)

The Company generally recognizes compensation expense for all stock-based payment awards on a straight-line basis over the respective requisite service periods of the awards. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Prior to the adoption of SFAS 123(R), on April 1, 2006, forfeitures were recognized as they occurred, and compensation previously recognized was reversed for forfeitures of unvested stock-based awards. As a result of the Company's adoption of SFAS 123(R), management now makes an estimate of expected forfeitures and is recognizing compensation expense only for those equity awards expected to vest. The cumulative effect from this change in accounting principle was not material for fiscal year 2007.

Determining Fair Value

Valuation and Amortization Method — The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair market value of share bonus awards granted is the closing price of the Company's ordinary shares on the date of grant and is generally recognized as compensation expense on a straight-line basis over the respective vesting period. For share bonus awards where vesting is contingent upon both a service and a performance condition, compensation expense is recognized on a graded attribute basis over the respective requisite service period of the award when achievement of the performance condition is considered probable.

Expected Term — The Company's expected term used in the Black-Scholes valuation method represents the period that the Company's stock options are expected to be outstanding and is determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock options, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock options.

Expected Volatility — The Company's expected volatility used in the Black-Scholes valuation method is derived from a combination of implied volatility related to publicly traded options to purchase Flextronics ordinary shares and historical variability in the Company's periodic stock price.

Expected Dividend — The Company has never paid dividends on its ordinary shares and currently does not intend to do so, and accordingly, the dividend yield percentage is zero for all periods.

Risk-Free Interest Rate — The Company bases the risk-free interest rate used in the Black-Scholes valuation method on the implied yield currently available on U.S. Treasury constant maturities issued with a term equivalent to the expected term of the option.

Fair Value — The fair value of the Company's stock options granted to employees for fiscal years 2008, 2007 and 2006 was estimated using the following weighted-average assumptions:

	Fiscal Year Ended March 31,		
	2008	2007	2006
Expected term	4.6 years	4.7 years	4.0 years
Expected volatility	36.2%	38.0%	38.8%
Expected dividends	0.0%	0.0%	0.0%
Risk-free interest rate	4.2%	4.6%	3.8%
Weighted-average fair value	$ 4.29	$ 4.64	$ 4.17

Stock-Based Awards Activity

The following is a summary of option activity for the Parent's equity compensation plans, excluding unvested share bonus awards ("Price" reflects the weighted-average exercise price):

	As of March 31, 2008		As of March 31, 2007	
	Options	Price	Options	Price
Outstanding, beginning of fiscal year	51,821,915	$11.63	55,042,556	$12.04
Granted	5,391,475	11.66	10,039,250	11.09
Assumed in business combination	7,355,133	10.68	—	—
Exercised	(4,291,426)	8.39	(2,842,770)	7.44
Forfeited	(7,735,684)	12.31	(10,417,121)	14.42
Outstanding, end of fiscal year	52,541,413	$11.67	51,821,915	$11.63
Options exercisable, end of fiscal year	39,931,387	$11.80	35,692,029	$12.12

The aggregate intrinsic value of options exercised (calculated as the difference between the exercise price of the underlying award and the price of the Company's ordinary shares determined as of the time of option exercise) under the Company's equity compensation plans was $14.5 million and $12.8 million during fiscal years 2008 and 2007, respectively.

Cash received from option exercises under all equity compensation plans was $35.9 million and $21.1 million for fiscal years 2008 and 2007, respectively.

The following table presents the composition of options outstanding and exercisable as of March 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.42 – $ 5.88	2,539,042	1.88	$ 4.89	2,539,042	$ 4.89
$ 5.96 – $ 7.90	7,103,100	4.20	7.84	7,103,100	7.84
$ 8.01 – $10.45	7,094,133	7.11	9.96	4,065,791	9.78
$10.53 – $11.10	7,331,433	7.28	10.95	4,403,330	10.97
$11.23 – $11.53	6,107,366	7.93	11.38	2,954,882	11.44
$11.54 – $12.37	5,649,970	7.31	12.14	4,550,844	12.26
$12.40 – $13.18	6,125,173	7.53	12.81	3,730,590	12.93
$13.25 – $16.57	5,930,489	4.61	15.19	5,923,101	15.20
$16.61 – $29.94	4,660,707	4.67	18.74	4,660,707	18.74
$ 0.42 – $29.94	52,541,413	6.15	$11.67	39,931,387	$11.80
Options vested and expected to vest	51,945,590	6.12	$11.67		

As of March 31, 2008, the aggregate intrinsic value for options outstanding, vested and expected to vest (which includes adjustments for expected forfeitures), and exercisable were $23.5 million each, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Parent's ordinary shares as of March 31, 2008 for the approximately 11.1 million options that were in-the-money at March 31, 2008. As of March 31, 2008, the weighted average remaining contractual life for options exercisable was 5.40 years.

The following table summarizes the Parent's share bonus award activity for fiscal year 2008 ("Price" reflects the weighted-average grant-date fair value):

	As of March 31, 2008		As of March 31, 2007	
	Shares	Price	Shares	Price
Unvested share bonus awards outstanding, beginning of fiscal year	4,332,500	$ 8.11	646,000	$ 8.40
Granted	6,540,197	11.42	4,281,512	8.28
Vested	(1,564,733)	6.71	(347,012)	8.90
Forfeited	(441,600)	10.24	(248,000)	10.57
Unvested share bonus awards outstanding, end of fiscal year	8,866,364	$10.70	4,332,500	$ 8.11

Of the 6.5 million unvested share bonus awards granted under the Parent's equity compensation plans during fiscal year 2008, 1,162,500 were granted to certain key employees whereby vesting is contingent upon both a service requirement and the Company's achievement of certain longer-term goals over periods ranging between three to five years. Management currently believes that achievement of these longer-term goals is probable. Compensation expense for share bonus awards with both a service and performance condition is being recognized on a graded attribute basis over the respective requisite contractual or derived service period of the awards.

The weighted-average closing price of the Parent's ordinary shares on the date of grant of unvested share bonus awards was $10.82 during fiscal year 2007. The Parent granted 1,715,000 unvested share bonus awards to certain key employees during fiscal year 2007 in exchange for 3,150,000 fully vested options to purchase the ordinary shares of the Parent with a weighted-average exercise price of $17.08 per ordinary share. The aggregate fair value of the options surrendered was approximately $11.8 million, or $3.74 per option, resulting in additional compensation of approximately $7.8 million, or $4.52 per share, for the unvested share bonus awards granted in exchange. The fiscal year 2007 weighted-average grant-date fair value of $8.28 per unvested share as reflected in the table above includes only the incremental compensation attributable to the modified awards. These share bonus awards vest over a period between three to five years. Further, vesting for 775,000 of these share bonus awards, and 212,500 of additional share bonus awards granted during fiscal year 2007, is contingent upon both a service requirement and the Parent's achievement of certain longer-term goals, which are currently estimated as probable of being achieved. Compensation expense for share bonus awards with both a service and performance condition is being recognized on a graded attribute basis over the respective requisite service period of the awards.

The total intrinsic value of shares vested under the Parent's equity compensation plans was $17.7 million and $3.8 million during fiscal years 2008 and 2007, respectively, based on the closing price of the Parent's ordinary shares on the date vested.

Recent Accounting Pronouncements

Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133

In March 2008, the FASB issued SFAS No. 161 *"Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133"* ("SFAS 161"). This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures stating how and why an entity uses derivative instruments; how derivatives and related hedged items are accounted for under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133") and its related interpretations; and how derivative instruments and related hedge items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective in fiscal years beginning after November 15, 2008 and is required to be adopted by the Parent in the first quarter of fiscal year 2010. The Parent does not expect the adoption of SFAS 161 will have a material impact on its financial condition.

Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51

In December 2007, the FASB issued SFAS No. 160, *"Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51"* ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and is required to be adopted by the Parent in the first quarter of fiscal year 2010. The Parent does not expect the adoption of the provisions of SFAS 160 will have a material impact on its financial condition.

Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115

In February 2007, the FASB issued SFAS No. 159, *"Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS 159").* SFAS 159 permits entities to choose to measure certain financial instruments and certain other items at fair value at specified election dates. The fair value option may be applied instrument by instrument with certain exceptions and is applied generally on an irrevocable basis to the entire instrument. SFAS 159 is effective in fiscal years beginning after November 15, 2007 and is required to be adopted by the Parent in the first quarter of fiscal year 2009. The Parent does not expect the adoption of SFAS 159 will have a material impact on its financial condition.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands the requisite disclosures for fair value measurements. SFAS 157 is effective in fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities, and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Parent's financial condition. The FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The Parent is currently evaluating the impact of adopting SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *"Business Combinations"* ("SFAS 141(R)"), which replaces SFAS No. 141. SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which are intended to enable users to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years that begin after December 15, 2008, and should be applied prospectively for all business combinations entered into after the date of adoption. The Parent is currently evaluating the impact of adopting SFAS 141(R).

3. BANK BORROWINGS AND LONG-TERM DEBT

Bank borrowings and long-term debt was comprised of the following:

	As of March 31,	
	2008	2007
	(In thousands)	
6.50% senior subordinated notes due May 2013	$ 399,622	$ 399,622
6.25% senior subordinated notes due November 2014	402,090	389,119
1.00% convertible subordinated notes due August 2010	500,000	500,000
0.00% convertible junior subordinated notes due July 2009	195,000	195,000
Term Loan Agreement, including current portion	1,427,643	—
Outstanding under revolving lines of credit	161,000	—
9.875% senior subordinated notes due July 2010	7,687	7,687
	$3,093,042	$1,491,428

Maturities of bank borrowings and long-term debt are as follows:

Fiscal Year Ending March 31,	Amount
	(In thousands)
2009	$ 14,223
2010	209,081
2011	521,628
2012	13,802
2013	647,875
Thereafter	1,686,433
	$3,093,042

Revolving Credit Facilities and Other Credit Lines

On May 10, 2007, the Parent entered into a five-year $2.0 billion credit facility that expires in May 2012, which replaced the Parent's $1.35 billion credit facility previously existing at March 31, 2007. As of March 31, 2008, there was $161.0 million outstanding under the $2.0 billion credit facility. As of March 31, 2007, no borrowings were outstanding under the $1.35 billion credit facility. Borrowings under the $2.0 billion credit facility bear interest, at the Parent's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%); or (ii) LIBOR plus the applicable margin for LIBOR loans ranging between 0.50% and 1.25%, based on the Parent's credit ratings. The Parent is required to pay a quarterly commitment fee ranging from 0.10% to 0.20% per annum on the unutilized portion of the credit facility based on the Parent's credit ratings and, if the utilized portion of the credit facility exceeds 50% of the total commitments, a quarterly utilization fee of 0.125% on such utilized portion. The Parent is also required to pay letter of credit usage fees ranging between 0.50% and 1.25% per annum (based on the Parent's credit ratings) on the amount of the daily average outstanding letters of credit and a fronting fee of (i) in the case of commercial letters of credit, 0.125% of the amount available to be drawn under such letters of credit, and (ii) in the case of standby letters of credit, 0.125% per annum on the daily average undrawn amount of such letters of credit.

The $2.0 billion credit facility is unsecured, and contains customary restrictions on the Parent's and its subsidiaries' ability to (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The facility also requires that the Parent maintain a maximum ratio of total indebtedness to EBITDA (earnings before interest expense, taxes, depreciation and amortization), and a minimum fixed charge coverage ratio, as defined, during the term of the credit facility. Borrowings under the credit facility are guaranteed by the Parent and certain of its subsidiaries. As of March 31, 2008, the Parent was in compliance with the covenants under the $2.0 billion credit facility.

The Parent and certain of its subsidiaries also have various uncommitted revolving credit facilities, lines of credit and other loans in the amount of $754.0 million in the aggregate, under which there were approximately $10.8 million and $8.1 million of borrowings outstanding as of March 31, 2008 and 2007, respectively. These facilities, lines of credit and other loans bear annual interest at the respective country's inter — bank offering rate, plus an applicable margin, and generally have maturities that expire on various dates through fiscal year 2008. The credit facilities are unsecured and the lines of credit and other loans are primarily secured by accounts receivable of the subsidiaries.

6.5% Senior Subordinated Notes

The Parent may redeem its 6.5% Senior Subordinated Notes that are due May 2013 in whole or in part at redemption prices of 103.250%, 102.167% and 101.083% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on May 15 of the years 2008, 2009 and 2010, respectively, and at a redemption price of 100% of the principal amount thereof on and after May 15, 2011, in each case, plus any accrued and unpaid interest to the redemption date.

The indenture governing the Parent's outstanding 6.5% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Parent and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2008, the Parent was in compliance with the covenants under this indenture.

6.25% Senior Subordinated Notes

The Parent may redeem its 6.25% Senior Subordinated Notes that are due on November 15, 2014 in whole or in part at redemption prices of 103.125%, 102.083% and 101.042% of the principal amount thereof if the redemption occurs during the respective 12-month periods beginning on November 15 of the years 2009, 2010 and 2011, respectively, and at a redemption price of 100% of the principal amount thereof on and after November 15, 2012, in each case, plus any accrued and unpaid interest to the redemption date. During fiscal year 2006, the Parent repurchased approximately $97.9 million principal amount of these Notes. The loss associated with the early extinguishment of the Notes was not material.

The indenture governing the Parent's outstanding 6.25% Senior Subordinated Notes contain certain covenants that, among other things, limit the ability of the Parent and its restricted subsidiaries to (i) incur additional debt, (ii) issue or sell stock of certain subsidiaries, (iii) engage in certain asset sales, (iv) make distributions or pay dividends, (v) purchase or redeem capital stock, or (vi) engage in transactions with affiliates. The covenants are subject to a number of significant exceptions and limitations. As of March 31, 2008, the Parent was in compliance with the covenants under this indenture.

1% Convertible Subordinated Notes

The 1% Convertible Subordinated Notes are due in August 2010 and are convertible at any time prior to maturity into ordinary shares of the Parent at a conversion price of $15.525 (subject to certain adjustments).

Zero Coupon Convertible Junior Subordinated Notes

On March 2, 2003, the Parent entered into a Note Purchase Agreement with Silver Lake Partners Cayman, L.P., Silver Lake Investors Cayman, L.P. and Silver Lake Technology Investors Cayman, L.P. (the "Note Holders"), affiliates of Silver Lake Partners, pursuant to which the Parent has outstanding $195.0 million aggregate principal amount of its Zero Coupon Convertible Junior Subordinated Notes originally due 2007 to the Note Holders. On July 14, 2006, the Parent entered into a First Amendment to Note Purchase Agreement (the "First Amendment") with the Note Holders, providing for the amendment of the Note Purchase Agreement and the Notes to, among other things (i) extend the maturity date of the Notes to July 31, 2009 and (ii) define the means by which the Notes and any conversion spread (excess of conversion value over face amount of $10.50 per share) will be settled upon maturity. The Notes may no longer be converted or redeemed prior to maturity, other than in connection with certain change of control transactions, and upon maturity will be settled by the payment of cash equal to the face amount of the Notes and the issuance of shares to settle any conversion spread of the Notes.

In July 2005, $5.0 million of the Notes were converted into 476,190 ordinary shares of the Parent at a conversion price of $10.50 per share.

Solectron Acquisition Related Debt

In connection with the Parent's acquisition of Solectron, the Parent entered into a $1.759 billion term loan facility, dated as of October 1, 2007 (the "Term Loan Agreement"). The Term Loan Agreement was obtained for the purposes of consummating the acquisition, to pay the applicable repurchase or redemption price for Solectron's 8% Senior Subordinated Notes due 2016 (the "8% Notes") and 0.5% Senior Convertible Notes due 2034 ("Convertible Notes") in connection with the acquisition (the "Solectron Notes"), and to pay any related fees and expenses including acquisition-related costs.

On October 1, 2007, the Parent borrowed $1.109 billion under the Term Loan Agreement to pay the cash consideration in the acquisition and acquisition-related fees and expenses. Of this amount, $500.0 million matures five years from the date of the Term Loan Agreement and the remainder matures in seven years. The remaining $650.0 million of the term loan facility was available to be drawn on up to three occasions and was available for 90 days from closing (the "Delayed Draw Facility"). On October 15, 2007, a subsidiary of the Parent borrowed $175.0 million under the Delayed Draw Facility to fund its repurchase and redemption of the 8% Notes as discussed further below, and $475.0 million remained available under the Delayed Draw Facility. On December 28, 2007, the Term Loan Agreement was amended to reduce the remaining amount available under the Delayed Draw Facility to

$450.0 million and extend its availability until February 29, 2008. On February 29, 2008, the Parent borrowed $325.0 million and its subsidiary borrowed $125.0 million of the remaining $450.0 million available under the Delayed Draw Facility to fund its repurchase of the Convertible Notes as discussed further below. The maturity date of the Delayed Draw Facility loans is seven years from the date of the Term Loan Agreement. Loans will amortize in quarterly installments in an amount equal to 1% per annum with the balance due at the end of the fifth or seventh year, as applicable. The Parent may prepay the loans at any time at 100% of par for any loan with a five year maturity and at 101% of par for the first year and 100% of par thereafter, for any loan with a seven year maturity, in each case plus accrued and unpaid interest and reimbursement of the lender's redeployment costs.

Borrowings under the Term Loan Agreement bear interest, at the Parent's option, either at (i) the base rate (the greater of the agent's prime rate or the federal funds rate plus 0.50%) plus a margin of 1.25%; or (ii) LIBOR plus a margin of 2.25%. In addition, during the period that the Delayed Draw Facility was available, the Parent was required to pay a quarterly commitment fee ranging from 0.25% to 0.50% per annum on the unutilized portion of the Delayed Draw Facility, depending on the date of determination.

The Term Loan Agreement is unsecured, and contains customary restrictions on the ability of the Parent and its subsidiaries to, among other things, (i) incur certain debt, (ii) make certain investments, (iii) make certain acquisitions of other entities, (iv) incur liens, (v) dispose of assets, (vi) make non-cash distributions to shareholders, and (vii) engage in transactions with affiliates. These covenants are subject to a number of significant exceptions and limitations. The Term Loan Agreement also requires that the Parent maintain a maximum ratio of total indebtedness to EBITDA, during the term of the Term Loan Agreement. Borrowings under the Term Loan Agreement are guaranteed by the Parent and certain of its subsidiaries. As of March 31, 2008, the Parent was in compliance with the financial covenants under the Term loan Agreement.

On October 31, 2007, $1.5 million of the 8% Notes were repurchased pursuant to a change in control repurchase offer as required by the 8% Notes Indenture at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. Additionally, on October 31, 2007, the remaining $148.5 million of the 8% Notes were redeemed by the Parent pursuant to optional redemption procedures at a purchase price equal to the make-whole premium provided for under the 8% Notes Indenture, plus, to the extent not included in the make-whole premium, accrued and unpaid interest. The aggregate amount paid by the Parent for the repurchase and redemption of the 8% Notes was approximately $171.6 million.

On December 14, 2007, $447.4 million of the Convertible Notes were repurchased pursuant to a change in control repurchase offer as required by the Convertible Notes Indentures at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest.

As of March 31, 2008 the Parent had approximately $1.4 billion of borrowings and its subsidiary had $300.0 million of borrowings outstanding under the Term Loan Agreement, of which the floating interest payments on $572.0 million of the Parent's and $175.0 million of the subsidiary's borrowings have been swapped for fixed interest payments (see Note 4).

Fair Values

As of March 31, 2008, the approximate fair values of the Parent's 6.5% Senior Subordinated Notes, 6.25% Senior Subordinated Notes and 1% Convertible Subordinated Notes were 95.50%, 92.25% and 95.75% of the face values of the Notes, respectively, based on broker trading prices.

4. FINANCIAL INSTRUMENTS

Due to their short-term nature, the carrying amount of the Parent's cash and cash equivalents approximates fair value. The fair value of the Parent's long-term debt is determined based on current broker trading prices. The Parent's cash equivalents are comprised of cash deposited in money market accounts (see Note 2, "Summary of

Accounting Policies"). The Parent's investment policy limits the amount of credit exposure to 20% of the total investment portfolio in any single issuer.

The Parent is exposed to foreign currency exchange rate risk inherent in assets and liabilities denominated in non-functional currencies, and commodity pricing risk inherent in forecasted cost of sales and related assets and liabilities. The Parent has established currency and commodity risk management programs to protect against reductions in value and volatility of future cash flows caused by changes in foreign currency exchange rates and commodity prices. The Parent enters into short-term foreign currency forward and swap contracts to hedge only those currency exposures associated with cash flows denominated in non-functional currencies. The Parent also enters into short-term commodity swap contracts to hedge only those commodity price exposures associated with inventory and accounts payable, and cash flows attributable to commodity purchases. Gains and losses on the Parent's forward and swap contracts generally offset losses and gains on the assets, liabilities and transactions hedged, and accordingly, generally do not subject the Parent to risk of significant accounting losses. The Parent hedges committed exposures and does not engage in speculative transactions. The credit risk of these forward and swap contracts is minimized since the contracts are with large financial institutions. The aggregate notional amount of outstanding contracts was $119.3 million as of March 31, 2008. These foreign exchange contracts, which expire in approximately one month, settle in Euro and Swedish krona.

As of March 31, 2007, the Parent had interest rate swap transactions, which effectively converted $400.0 million of the $402.1 million outstanding of its 6.25% Senior Subordinated Notes, due November 2014, from a fixed to variable interest rate. On November 28, 2007, the Parent terminated the interest swap transactions and received an insignificant amount of cash consideration. The swaps were accounted for as fair value hedges under Statement of Financial Accounting Standards No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* ("SFAS 133"). As of March 31, 2007, the Company had recognized $13.0 million in other current liabilities to reflect the fair value of the interest rate swaps, with a corresponding decrease to the carrying value of the 6.25% Senior Subordinated Notes. As a result of the termination of the interest rate swaps, on November 28, 2007, the Parent reversed the amount recognized as a current liability, and increased the carrying value of its 6.25% Senior Subordinated Notes to the amount outstanding, or $402.1 million.

In December 2007, the Parent entered into interest rate swap transactions, which effectively converted $500.0 million of the Parent's approximately $1.4 billion outstanding under the Term Loan Agreement from variable interest rate to fixed rate debt. The swaps expire on October 1, 2010, and are accounted for as cash flow hedges under SFAS 133. Under the terms of the swaps, the Parent pays a fixed interest rate of 3.89% and receives a floating rate equal to three-month LIBOR (approximately 2.70% for the period ending July 1, 2008).

In January 2008, the Parent and a certain subsidiary entered into interest rate swap transactions, which effectively converted an additional $72.0 million of the Parent's amount outstanding, and $175.0 million of its subsidiary's $300.0 million amount outstanding, under the Term Loan Agreement from variable interest rate to fixed rate debt. The Parent's swap expires on January 1, 2011, and the subsidiary's swap expires on January 15, 2011. The swaps are accounted for as a cash flow hedge under SFAS 133. Under the terms of the $72.0 million swap, the Parent pays a fixed interest rate of 3.57% and receives a floating rate equal to three-month LIBOR (approximately 2.70% for the period ending July 1, 2008). Under the terms of the $175.0 million swap, the subsidiary pays a fixed interest rate of 3.60% and receives a floating rate equal to three-month LIBOR (approximately 2.71% for the period ending July 15, 2008).

No portion of the swap transactions are considered ineffective under SFAS 133. As of March 31, 2008, the Parent had recognized $18.3 million, and the subsidiary had recognized $4.5 million, in other current liabilities to reflect the fair value of the interest rate swaps with a corresponding decrease in other comprehensive income, a component of shareholders' equity in the consolidated balance sheet.

5. TRADE RECEIVABLES SECURIZATION

The Company continuously sells a designated pool of trade receivables to a third-party qualified special purpose entity, which in turn sells an undivided ownership interest to a conduit, administered by an unaffiliated financial institution. In addition to this financial institution, the Parent participates in the securitization agreement as an investor in the conduit. The Company continues to service, administer and collect the receivables on behalf of the special purpose entity. The Company pays annual facility and commitment fees ranging from 0.16% to 0.40% (averaging approximately 0.25%) for unused amounts and an additional program fee of 0.10% on outstanding amounts. The securitization agreement allows the operating subsidiaries participating in the securitization program to receive a cash payment for sold receivables, less a deferred purchase price receivable. The Company's and Parents' share of the total investment varies depending on certain criteria, mainly the collection performance on the sold receivables.

As of March 31, 2008 and 2007, approximately $363.7 million and $427.7 million of the Company's accounts receivable, respectively, had been sold to the third-party qualified special purpose entity described above, which represent the face amount of the total outstanding trade receivables on all designated customer accounts on those dates. The Company received net cash proceeds of approximately $274.3 million and $334.0 million from the unaffiliated financial institutions for the sale of these receivables as of March 31, 2008 and 2007, respectively. The Company has a recourse obligation that is limited to the deferred purchase price receivable, which approximates 5% of the total sold receivables, and the Parent's own investment participation, the total of which was approximately $89.4 million and $93.7 million as of March 31, 2008 and 2007, respectively.

6. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. The Parent defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Parent's financial position, results of operations, or cash flows.

Guarantees

The Parent adopted the disclosure provision of FASB Interpretation No. 45, *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,"* ("FIN 45"). As of March 31, 2008, the Parent issued approximately $2.3 billion in bank guarantees in connection with debt arrangements of certain of its subsidiaries. The Parent also issued other guarantees in connection with supplier arrangements and guarantees associated with certain operating leases that were entered into by its subsidiaries. As of March 31, 2008, the Company had operating lease commitments totaling $614.5 million in the aggregate, of which $123.6 million was due in one year and $490.9 million was due thereafter.

7. INCOME TAXES

The Parent is a Singapore corporation and is a non-resident for Singapore tax purposes. Non-Singapore resident taxpayers, subject to certain exceptions, are subject to income tax on (1) income that is accrued in or derived from Singapore and (2) foreign income received in Singapore.

Since the Parent did not derive income from or receive foreign income in Singapore, it is not subject to Singapore income tax. To the extent that the Parent continues to meet the above-mentioned requirements as determined by current law, no Singapore income tax will be imposed on the Parent. In addition, the Parent has no material taxable income in other jurisdictions. Accordingly, the Parent records minimal current income tax expense and does not record any deferred income taxes.

SHAREHOLDER INFORMATION

Corporate Headquarters

One Marina Boulevard, #28-00
Singapore 018989
Tel: +65.6890.7188

Annual General Meeting

The Annual General Meeting of Shareholders will be held at 10:00 A.M. PDT on September 30, 2008 at:

Flextronics
2090 Fortune Drive
San Jose, California 95131
U.S.A.
Tel: +1.408.576.7000

Stock Listing

The Company's ordinary shares are traded on the NASDAQ Global Market under the symbol FLEX.

Investor Relations

For shareholder or investor related inquiries, contact:

Flextronics International Ltd.
Investor Relations
2090 Fortune Drive
San Jose, California 95131
U.S.A.
Tel: +1.408.576.7722
Fax: +1.408.576.7106
Email:
investor_relations@flextronics.com

Duplicate Mailings

In order to help reduce costs, please report any duplicate mailings of shareholder materials by contacting Investor Relations:

Tel: +1.408.576.7722
Email:
investor_relations@flextronics.com

SEC Filings

The Company makes available through its Internet website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission.

The Company also makes available reports filed by our Section 16 Reporting Persons as soon as reasonably practicable after such reports are filed with the Securities and Exchange Commission. **Upon request, we will furnish without charge to each person to whom this report is delivered a copy of any exhibit listed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008. You may request a copy of this information at no cost, by writing or telephoning us at our principal U.S. offices at the investor relations contact above.**

Web Site

www.flextronics.com

Legal Counsel

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
U.S.A.

Transfer Agent And Registrar

For questions regarding misplaced share certificates, changes of address or the consolidation of accounts, please contact the Company's transfer agent:

Computershare Investor Services
P.O. Box A3504
Chicago, Illinois 60690-3504
Tel: +1.312.588.4990
www.computershare.com

Executive Officers

Michael M. McNamara
Chief Executive Officer

Paul Read
Chief Financial Officer

Sean P. Burke
President, Computing

Michael J. Clarke
President, Infrastructure

Christopher Collier
Senior Vice President of Finance

Carrie L. Schiff
Senior Vice President and General Counsel

Gernot Weiss
President, Mobile

Greg Westbrook
President, Consumer Digital

Werner Widmann
President, Multek

Directors

H. Raymond Bingham (Chairman)
Managing Director, General Atlantic — a private equity investment firm

James A. Davidson
Managing Director, Silver Lake — a private equity investment firm

Michael M. McNamara
Chief Executive Officer, Flextronics

Rockwell A. Schnabel
Partner and Advisory Director, Trident Capital Partners — a venture capital firm

Ajay B. Shah
Managing Director, Silver Lake Sumeru and Managing Partner, Shah Capital Partners Fund — private equity investment firms

Richard L. Sharp

Willy C. Shih
Senior lecturer at The Harvard Business School

Lip-Bu Tan
Chairman, Walden International — a venture capital fund

2008 Annual General Meeting
Map, Directions and Parking Information
September 30, 2008
10:00 A.M. PDT


FLEXTRONICS
FORTUNE DR.
OAKLAND RD.
LUNDY AVE.
MONTAGUE EXPRESSWAY
880
680
101
E. BROKAW RD.
BERRYESSA RD.
MABURY RD.
87
SAN JOSE
INTERNATIONAL
AIRPORT

The Annual General Meeting of Shareholders will be held at Flextronics's principal U.S. corporate offices located at 2090 Fortune Drive, San Jose, California.

Directions from Highway 101 (Northbound and Southbound)

- Take Montague Expressway exit going East
- Follow Montague Expressway to Trade Zone
- Right onto Trade Zone
- Right onto Lundy Avenue
- Right onto Fortune Drive (first traffic light)
- Left into the third driveway

Directions from Highway 880 (Northbound and Southbound)

- Take Brokaw Road exit going East
- Left onto Lundy Avenue
- Left onto Fortune Drive
- Left into the first driveway

Directions from Highway 680 (Southbound)

- Take Capital Avenue Exit
- Left onto Trade Zone
- Left onto Lundy Avenue
- Right onto Fortune Drive (first traffic light)
- Left into the third driveway

Parking

Flextronics has reserved parking spaces for shareholders attending the meeting. These spaces will be designated as "Reserved for Flextronics Shareholders' Meeting."

FLEXTRONICS



5

www.flextronics.com

END

80Ko8/08 3610-AR-08 Printed in USA